12028560

Original

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

REAGAN PARK SENIOR LIVING, LLC
(Exact name of issuer as specified in its Articles of Organization)

Indiana
(State of organization)

301 E. Carmel Dr., Suite C300
Carmel, Indiana 46032
(317) 669-8404
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Jarod Brown, Attorney at Law
P.O. Box 4193
Carmel, Indiana 46082
(317) 417-3822
(Name, address, including zip code, and telephone number, including area code, of agent for service)

8050	**90-0788041**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I

NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Directors:

Name	Home Address	Business Address
Thomas C. Smith	14830 Bixby Drive Westfield, IN 46074	301 E. Carmel Drive, Suite C300, Carmel, IN 46032
Greg L. Fuller	2080 Laurel Leaf Lane Avon, IN 46123	2627 North Emerson Ave, Indianapolis, Indiana 46218
Stephen M. Wagner	735 Round Hill Road Indianapolis, IN 46260	11939 North Meridian Street, Carmel, IN 46032
Michael R. Wagner	11940 Somerset Way East Carmel, IN 46033	301 E. Carmel Drive, Suite C300, Carmel, IN 46032

(b) Officers:

Name	Home Address	Business Address
Thomas C. Smith	14830 Bixby Drive Westfield, IN 46074	301 E. Carmel Drive, Suite C300, Carmel, IN 46032

(c) General partners:

Not Applicable.

(d) Record owners of five percent or more of any class of equity securities:

Name	Home Address	Business Address
LBG Reagan Park, LLC	N/A	301 E. Carmel Drive, Suite C300, Carmel, IN 46032
Wagner Reese Real Estate, L.L.C.	N/A	11939 North Meridian Street, Carmel, IN 46032
GLF Realty, Inc.	N/A	2627 North Emerson Ave, Indianapolis, Indiana 46218

(e) Beneficial owners of five percent or more of any class of equity securities:

Name	Home Address	Business Address
Thomas C. Smith	14830 Bixby Drive Westfield, IN 46074	301 E. Carmel Drive, Suite C300, Carmel, IN 46032
L. Justin Brown	5107 Canterbury Lane Logansport, IN 46947	301 E. Carmel Drive, Suite C300, Carmel, IN 46032
Greg L. Fuller	2080 Laurel Leaf Lane Avon, IN 46123	2627 North Emerson Ave, Indianapolis, Indiana 46218
Stephen M. Wagner	735 Round Hill Road	11939 North Meridian Street, Carmel, IN 46032

	Indianapolis, IN 46260	
Jason R. Reese	5909 William Conner Way Carmel, IN 46033	11939 North Meridian Street, Carmel, IN 46032
Leo Brown Group, LLC	N/A	301 E. Carmel Drive, Suite C300, Carmel, IN 46032

(f) Promoters of the issuer:

Not Applicable.

(g) Affiliates:

Name	Home Address	Business Address
Reagan Park Senior Living AL, LLC	N/A	301 E. Carmel Dr., Suite C300 Carmel, IN 46032
Traditions Management, LLC	N/A	301 E. Carmel Dr., Suite C300 Carmel, IN 46032

(h) Counsel to the issuer with respect to the proposed offering:

Jarod Brown, Attorney at Law
P.O. Box 4193
Carmel, Indiana 46082

(i) Each underwriter with respect to the proposed offering:

David A. Noyes & Company
209 South LaSalle Street
Chicago, IL 60605

(j) Each placement agent's directors:

Name	Home Address	Business Address
Lowry H. Bayley	N/A	250 West 96th Street Suite 300 Indianapolis, IN 46260
Thomas A. Bono	N/A	719 South Blvd Oak Park, IL 60302
Robert L. Cram	N/A	250 West 96th Street Suite 300 Indianapolis, IN 46260
Mark W. Damer	N/A	250 West 96th Street Suite 300 Indianapolis, IN 46260
Anthony M. Quirini	N/A	209 South LaSalle Street, 12th Floor Chicago, IL 60605
John C. Reed	N/A	250 West 96th Street Suite 300 Indianapolis, IN 46260
Andrew J. Wykretowicz	N/A	209 South LaSalle Street, 12th Floor Chicago, IL 60605
James W. Guthrie	N/A	209 South LaSalle Street, 12th Floor Chicago, IL 60605

(k) Each placement agent's officers:

Name	Title	Home Address	Business Address
Lowry H. Bayley	Chairman of the Board and CEO	N/A	250 West 96th Street Suite 300 Indianapolis, IN 46260
Thomas A. Bono	Executive Vice President and Vice-CEO	N/A	719 South Blvd Oak Park, IL 60302
Robert L. Cram	Vice President and General Counsel	N/A	250 West 96th Street Suite 300 Indianapolis, IN 46260
James W. Guthrie	President	N/A	209 South LaSalle Street, 12th Floor Chicago, IL 60605
Timothy G. Major	Chief Financial Officer	N/A	209 South LaSalle Street, 12th Floor Chicago, IL 60605
John C. Reed	Vice President	N/A	250 West 96th Street Suite 300 Indianapolis, IN 46260
Andrew J. Wykretowicz	Chief Compliance Officer	N/A	209 South LaSalle Street, 12th Floor Chicago, IL 60605

(l) Each placement agent's general partners:

Not Applicable.

(m) Counsel to each placement agent:

Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, IN 46204-3535

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

No affiliate resales will be made pursuant to this offering.

ITEM 4. Jurisdictions in which Securities are to be Offered

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Florida, Illinois, Indiana, Michigan, Ohio, and Wisconsin

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

None.

ITEM 5. Unregistered Securities Issued or Sold Within One Year by the Issuer

Name of Holder	Number and Type of Securities Issued	Date	Consideration	Federal Exemption
Wagner Reese Real Estate, L.L.C.	39,914 CLASS B	To be issued concurrent with completion of offering	Contribution of cash in the amount of $300,000 and guarantee of Bank Loan	Section 3(a)(11) Section 4(2)
GLF Realty, Inc.	29,928 CLASS B	To be issued concurrent with completion of offering	Contribution of cash in the amount of $250,000 and guarantee of Bank Loan	Section 3(a)(11) Section 4(2)
LBG Reagan Park, LLC	38,308 CLASS A	To be issued concurrent with completion of offering	Contribution of cash in the amount of $320,000 and guarantee of Bank Loan	Section 3(a)(11) Section 4(2)

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

Not Applicable.

An offering s' ment pursuant to Regulation A relating to these securities has b filed with the Securities and Exchange Commission. Information tained in this Preliminary O...ering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

REAGAN PARK SENIOR LIVING, LLC

an Indiana limited liability company

9% Unsecured Debentures Due December 31, 2017
accompanied by
Warrants to Purchase Class C Units at $50 Per Unit Expiring December 31, 2022

Reagan Park Senior Living, LLC, an Indiana limited liability company with a principal business address of 301 E. Carmel Drive, Suite C300, Carmel, Indiana 46032, (317) 669-8404 (the "**Company**"), was formed to develop, own and operate a senior living facility in Hendricks County, Indiana. This Offering Circular (this "**Offering Circular**") relates to the offering and sale (the "**Offering**") by the Company, through David A. Noyes & Company, as the exclusive placement agent (the "**Placement Agent**"), of the following securities which will be issued together:

- 9% Unsecured Debentures due December 31, 2017 (each a "**Debenture**" and collectively the "**Debentures**"), and bearing interest, payable quarterly in arrears beginning on June 1, 2013 at a fixed rate of 9% per annum; together with

- Warrants to purchase Class C Units of the Company (each a "Unit" and collectively the "Units") at a price of $50 per Unit, exercisable at any time beginning December 31, 2015 and ending on December 31, 2022 (each a "Warrant" and collectively the "Warrants"), which will be issued to purchasers of Debentures at the rate of Warrants to purchase 20 Units for each $1,000 principal amount of Debentures purchased.

The Debentures and the accompanying Warrants will be issued and sold together for a combined purchase price equal to 100 percent of the principal amount of Debentures purchased. Whenever the term "**Securities**" is used in this Offering Circular, such term shall be read to include the Debentures, the Warrants and any Unit or Units purchasable pursuant to the exercise of a Warrant, except where the context requires otherwise.

THESE ARE SPECULATIVE SECURITIES, AND THEY INVOLVE A HIGH DEGREE OF RISK. SEE RISK FACTORS BEGINNING ON PAGE 5.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Purchase Price	Placement Fee[1]	Est. Offering Expenses[2]	Net Proceeds to the Company
Per $25,000 Principal Amount of Debentures[3] and Accompanying Warrants	$25,000	$1,750	$350	$22,900
Total Minimum Offering Amount	$2,250,000	$157,500	$100,000	$1,992,500
Total Maximum Offering Amount	$2,500,000	$175,000	$100,000	$2,225,000

DAVID A. NOYES & COMPANY

The date of this Preliminary Offering Circular is December 21, 2012.

[1] The Company will pay a 7% placement fee in cash to the Placement Agent and will issue warrants to the Placement Agent entitling it to purchase 5,000 or 5,200 Class C Units, depending on whether the Minimum or Maximum Offering Amount is achieved. Such warrants will have the same terms as the Warrants being sold to investors.
[2] Represents estimated expenses that the Company will incur to reimburse the Placement Agent for its counsel fees and other expenses and for printing.
[3] The Debentures will be sold in increments of $1,000, with a minimum principal amount per Debenture of $25,000, unless otherwise expressly agreed by the Company.

TABLE OF CONTENTS

INVESTOR NOTICES AND WARNINGS

THE SECURITIES HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES LAW DIVISION OR COMMISSION OR OTHER REGULATORY AUTHORITY, AND NONE OF THE FOREGOING AUTHORITIES HAVE PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY, COMPLETENESS OR ADEQUACY OF THIS OFFERING CIRCULAR.

THERE IS NO MARKET FOR THE SECURITIES AND NO SUCH MARKET IS EXPECTED TO DEVELOP FOLLOWING THE OFFERING. IN ADDITION, THE UNITS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY UNDER THE COMPANY'S OPERATING AGREEMENT, AND THE DEBENTURES AND THE WARRANT ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE INDENTURE AND THE WARRANT.

INVESTMENT IN THE SECURITIES SHOULD ONLY BE MADE AFTER CAREFUL CONSIDERATION OF ALL OF THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR, INCLUDING THE VARIOUS RISK FACTORS DISCUSSED HEREIN. IN MAKING AN INVESTMENT DECISION, AN INVESTOR MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED.

THE INFORMATION PRESENTED IN THIS MEMORANDUM WAS PREPARED BY THE COMPANY AND IS BEING FURNISHED SOLELY FOR THE RECIPIENT'S USE IN CONNECTION WITH THE OFFERING. CERTAIN STATEMENTS CONTAINED IN THIS MEMORANDUM ARE SUMMARIES AND DO NOT PURPORT TO BE COMPLETE. THEY ARE SUBJECT TO AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE DOCUMENTS OR AGREEMENTS REFERRED TO HEREIN.

THIS OFFERING CIRCULAR (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS AND ANY OTHER INFORMATION THAT MAY BE FURNISHED BY THE COMPANY) INCLUDES OR MAY INCLUDE CERTAIN FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS WITH RESPECT TO THE COMPANY'S ESTIMATED FUTURE PERFORMANCE. EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE COMPANY'S FUTURE FINANCIAL RESULTS, OPERATING RESULTS, BUSINESS STRATEGIES, PROJECTED EXPENSES AND REVENUES, SERVICES, COMPETITIVE POSITIONS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS. IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "WOULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL," "CONTINUE," OR THE NEGATIVE OF THESE TERMS OR OTHER COMPARABLE TERMINOLOGY. SUCH FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND REFLECT VARIOUS ASSUMPTIONS OF THE COMPANY'S MANAGEMENT THAT MAY OR MAY NOT PROVE CORRECT AND INVOLVE VARIOUS RISKS AND UNCERTAINTIES OVER WHICH THE COMPANY MAY HAVE NO INFLUENCE OR CONTROL. THESE AND MANY OTHER FACTORS COULD AFFECT THE COMPANY'S FUTURE FINANCIAL AND OPERATING RESULTS, AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS.

NO PERSON OR ENTITY, OTHER THAN THE PLACEMENT AGENT, HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFERING CIRCULAR OR OTHERWISE APPROVED BY THE COMPANY, AND, IF SUCH INFORMATION OR REPRESENTATIONS ARE GIVEN, THEY MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, ITS OFFICERS, OR ANY PROFESSIONAL ASSOCIATED WITH THE COMPANY OR THE OFFERING AS LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN PERSONAL LEGAL COUNSEL, ACCOUNTANT, AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ECONOMIC AND OTHER IMPLICATIONS OF AN INVESTMENT DESCRIBED HEREIN AND ITS SUITABILITY FOR HIM, HER OR IT.

ANY FEDERAL TAX DISCUSSION CONTAINED IN THIS OFFERING CIRCULAR WAS WRITTEN IN CONNECTION WITH THE OFFERING AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANYONE FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED BY THE FEDERAL GOVERNMENT. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN INDEPENDENT TAX ADVISORS, LAWYERS, OR ACCOUNTANTS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS.

SUMMARY

Reagan Park Senior Living, LLC, an Indiana limited liability company with a principal business address of 301 E. Carmel Drive, Suite C300, Carmel, Indiana 46032, (317) 669-8404 (the "**Company**"), was formed on February 23, 2009, to operate a senior living facility in Hendricks County, Indiana (the "**Senior Living Facility**"). The Company has formed a wholly owned subsidiary, Reagan Park Senior Living AL, LLC, an Indiana limited liability company (the "**Real Estate Subsidiary**") to own the real estate and improvements which will comprise a senior living facility upon completion of construction. The facility will be approximately one-quarter mile west from the recently expanded Indiana University Health West Hospital campus. It is anticipated the facility will be a two story building, containing approximately 63,555 sq. ft., containing 81 residential units in total, of which 19 will be studio units, 28 will be one bedroom units, 12 will be two bedroom units, and 22 will be private memory care units. The memory care units will be located in a restricted access portion of the building and will be primarily available to residents that suffer from Alzheimer's disease and other forms of age-associated memory impairment. The facility is expected to have one or more nurses on duty 24 hours per day. In addition, the facility will provide meal services through its kitchen and dining facilities, and the Company expects that it will have the following amenities: one or more fishing ponds, an emergency response system, scheduled transportation, theatre room, fitness center, ice cream parlor, full service restaurant, walking paths, laundry facilities, 24 hour nursing staff, chapel, lounges, computer center, and library. See, "The Project – The Senior Living Facility." The facility will be managed as a single, integrated community by Traditions Management, LLC, an Indiana limited liability company (the "**Management Company**") pursuant to a management agreement between the Management Company and the Company, as more fully described below. See "Management of the Senior Living Facility". The Management Company is owned by LBG Management, LLC (50%), GLF Realty, Inc. (25%), and Wagner Reese Properties, LLC (25%). See "Conflicts of Interest".

This Offering Circular (this "**Offering Circular**") relates to the offering and sale (the "**Offering**") by the Company, through David A. Noyes & Company, as the exclusive placement agent for the Offering (the "**Placement Agent**"), of the following securities which will be issued together:

- 9% Unsecured Debentures due December 31, 2017 (each a "**Debenture**" and collectively the "**Debentures**"), issuable in increments of $1,000, with a minimum purchase requirement per investor of $25,000 (which may be waived by the Company in its discretion to $15,000) and a maximum purchase amount per investor of $500,000, unless otherwise expressly agreed by the Company. Interest on the Debentures will be payable quarterly in arrears beginning on June 1, 2013, at a fixed rate of 9% per annum. Interest will begin accruing upon the release of funds to the Company from the escrow, and principal will be due in a single payment on December 31, 2017; accompanied by

- Warrants to purchase Class C Units of the Company (each a "**Unit**" and collectively the "**Units**") at a price of $50 per Unit, exercisable at any time beginning December 31, 2015 and ending at 5:00 p.m. Eastern Time on December 31, 2022 (each a "**Warrant**" and collectively the "**Warrants**"), which will be issued to purchasers of Debentures at the rate of Warrants to purchase 20 Units for each $1,000 principal amount of Debentures purchased.

The Debentures and the accompanying Warrants will be issued and sold together for a combined purchase price equal to 100 percent of the principal amount of Debentures purchased. See, "The Offering – Purchase Price". Whenever the term "**Securities**" is used in this Offering Circular, such term shall be read to include the Debentures, the Warrants and any Unit or Units purchasable pursuant to the exercise of a Warrant, except where the context requires otherwise.

The Real Estate Subsidiary has received a commitment letter relating to financing from Merchants Bank of Indiana (the "**Bank**" or the "**Lender**"). First, the Lender is proposing a construction loan with an interest rate of 325 basis points above the LIBOR per annum (likely to be between 4% and 5%) with a floor of 4%, and an 18 month term with interest only payments required to be made during the term of the loan (the "**Construction Loan**"). Second, the Lender is proposing a mini-permanent loan with an interest rate of 350 basis points over the Federal Home Loan Bank of Indianapolis cost of funds per annum (likely to be between 4.75% and 6.75%), a 5 year term, and amortized over 30 years (the "**Mini-Perm Loan**"). It is anticipated that the total proceeds from the Lender will be approximately $8,406,000 which will sometimes be referred to as the "**Bank Loan**" in this Offering Circular. In addition, the Bank Loan will require certain members of the Company, namely Wagner Reese Properties, LLC, GLF Realty, Inc., LBG Reagan Park, LLC, and the owners of these entities to provide guarantees.

This Offering is contingent upon the receipt by Merchants Bank of Indiana, as escrow agent for the Offering (the "**Escrow Agent**"), of subscriptions to purchase Debentures (and accompanying Warrants) with a minimum aggregate principal amount of $2,250,000 (the "**Minimum Offering Amount**") on or before March 31, 2013 (such date, as it may be extended, the "**Expiration Date**"). The Company reserves the right to extend the Expiration Date, in its sole and absolute discretion, but in no event longer than 90 days. The Escrow Agent has been directed to promptly return all amounts tendered by prospective investors, with interest, if subscriptions for the Minimum Offering Amount are not received by the Expiration Date, and the Company elects not to extend the Expiration Date. The Company will not issue and sell Debentures (and accompanying Warrants) with a maximum principal amount exceeding $2,500,000 (the "**Maximum Offering Amount**"). See "Selling Arrangements and How to Invest."

The subscription documents will be held at Merchants Bank of Indiana, and funds shall not be released to the Company from the Escrow Account until the Minimum Offering Amount has been received.

The Company intends to use the proceeds of this Offering (net of offering expenses and fees) as part of the equity requirement to obtain the Bank Loan, to pay various fees relating to the Project and this Offering, to establish and fund a separate account (not a sinking fund and not collateral or security for repayment of the Debentures or other obligations) for purpose of funding the payment of interest on the Debentures for a period of at least 12 months and the Company's Bank Loan, and for general working capital purposes, all as more particularly described in this Offering Circular. See "Use of Proceeds".

There is no public market for any of the Securities, and no such market is expected to develop following the Offering.

RISK FACTORS

*An investment in the Securities involves a **high degree of risk**, and should be regarded as **speculative**. Prospective purchasers should consider carefully the following risk factors, among others, in addition to the other information presented in this Offering Circular, in evaluating the Company, the Company's business and a possible investment in the Securities.*

RISKS RELATED TO THE PROJECT

Projections

The projections of income and expense prepared by the Company were prepared in November 2012. While the Company believes those projections are valid, general economic conditions may change and the changed conditions may affect the assumptions used in making those projections. A market feasibility analysis of the Senior Living Facility was prepared by Terzo & Bologna, Inc. in April, 2012.

The Company's projections show that the Company will not produce enough income to cover debt service for the Bank Loan and to pay interest on the Debentures until at least the 13th month of operation (after substantial completion of construction) and the 25th month after the commencement of construction. Rent up may be slower than projected, and may be much slower. Unanticipated expenses adverse to the Company may further impair the Company's ability to pay the interest and principal due on the Debentures.

Occupancy of the Senior Living Facility

If the Senior Living Facility does not achieve and maintain adequate occupancy levels, the Senior Living Facility may not generate sufficient revenue to satisfy its operating obligations, which may ultimately result in the failure to meet Lender operating standards and/or in a foreclosure of the mortgage, a loss to the Company's creditors, including the holders of the Debentures, and a loss of the Members' capital contributions the Company. There can be no assurance that the Senior Living Facility will maintain sufficient occupancy levels or that expenses related to the Senior Living Facility will meet forecasted amounts.

Occupancy Assumptions

Investors should consider that the Company used projections, and made various occupancy vacancy assumptions. The occupancy assumptions for the Senior Living Facility are based on several factors, including Leo Brown Group's past lease-up experiences with other senior living communities, and third party data from the market studies and appraisal associated with the Senior Living Facility. Our analysis of these factors suggests that the lease-up and occupancy assumptions for the Senior Living Facility are representative of current market lease-up and occupancy conditions for other senior living facilities of the quality and scope of the Senior Living Facility. The Company's assumption of vacancy could be too optimistic. Should the Company not achieve the occupancy projected its assumptions, the Company may not have sufficient cash flow to cover its debt obligations on the Bank Loan and/or to pay interest on or principal of the Debentures.

Revenues And Operating Results Are Subject To Fluctuations

The Company's revenue and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect the Company's ability to service its debts as and when they become due, include:

- construction delays;
- lower than anticipated demand for the Company's senior living facilities and services;
- loss of key business partners and employees;
- the ability to attract, train and retain qualified personnel;
- general economic and market conditions;
- governmental regulations;
- the failure to obtain or maintain any necessary licenses;
- changes in sales, marketing and advertising costs that the Company incurs to attract and retain tenants;

- greater than anticipated competition; and
- changes in pricing policies or the pricing policies of competitors.

Due to the above factors, among others, revenues and operating results are difficult to forecast. Any significant change in circumstances in relation to expectations could have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Acceptance of Company's Services

There is no certainty that the Company's targeted customers will accept or purchase the services and housing offered by the Company in sufficient quantities to make operations profitable. The Company's projections are based upon certain assumptions regarding the anticipated acceptance of the Company's services in the targeted market. If the market does not accept the Company's housing options and services in the manner and within the time frame projected by the Company, the Company may be unable to achieve profitability or even to service its debts, including the Debentures.

Dependence on Management; Need to Attract Additional Personnel

The individuals who will serve on the Board of Managers under the Operating Agreement have limited prior experience operating an apartment project or a housing project for senior citizens. Therefore, the Company's future success depends heavily on the services of its licensed manager. The loss of services from the licensed manager could have a material adverse effect on the Company's business, results of operations, prospects and financial condition. At this time, the Company has no key-man life insurance in place on any of the members of its management team, including, without limitation, the licensed manager. There is no guarantee that the executive officers and key consultants of the Company will be able to work together effectively, and their failure to do so could have a material adverse effect on the Company's business, results of operations, prospects and financial condition. The Company may be unable to retain key employees or to attract, assimilate and retain other highly qualified employees in the future. If the Company fails to attract additional qualified personnel, or is unable to manage such personnel, the Company's business, results of operations, prospects and financial condition could be materially and adversely affected.

We face numerous competitors and, if we are unable to compete successfully, we could lose occupancy, revenues and earnings.

Our business is highly competitive, particularly with respect to private pay residents. We compete locally and regionally with other long-term care providers, including assisted and independent living providers, congregate care providers, home healthcare providers, skilled nursing facilities, and continuing care retirement communities, including both for-profit and not-for-profit entities. We compete based on price, the types of services provided, quality of care, reputation, and the age and appearance of residences. Because there are relatively few barriers to entry in the senior living industry, competitors could enter the area in which we operate with new residences or upgrade existing residences and offer residents more appealing residences with more amenities than ours at a lower cost. The availability and quality of competing residences in the area in which we operate can significantly influence occupancy levels. The entrance of any additional competitors or the expansion of existing competing residences could result in our loss of occupancy, revenues and earnings.

Competition

Within the primary market area surrounding the Senior Living Facility, there are eight competitive senior living facilities that total 437 units. On average, these facilities are fifteen years old. The majority of assisted living units that were built fifteen years ago primarily contain smaller studio and one bedroom units and virtually no two bedroom units. We have observed a trend in the desires of current seniors who are considering moving to a new facility that they would like to have more unit options that offer larger units and more one and two bedroom unit choices. In addition, with the growing population of seniors in the United States there is a need for more dedicated, secured areas within senior living facilities that cater directly to the care of those with Alzheimer's and/or age associated memory impairment. The majority of the competitive properties in the primary market area do not have such dedicated, secured areas for the care of these individuals. Despite the age of the competitive facilities in the primary market area and the fact that the majority of them do not have dedicated, secured areas for seniors with memory impairments, occupancies at these facilities are strong. For example, the facilities that have been built in the primary market area since the year 2000 are operating at an average of 93%, which is a strong occupancy number. We believe the new Senior Living Facility should be well received within the primary market area due to the fact that it will offer larger units and more one and two bedroom options as well as a dedicated, secured area for the care of seniors with memory impairments.

In addition to existing facilities in the market, there is a facility being constructed within one mile of the proposed Senior Living Facility. This facility is a short-term skilled nursing facility with a wing of 30 private pay skilled nursing units, which may be classified as "assisted living" units. This facility will likely by licensed as a skilled nursing facility, which differs from the licensed residential care licensure of our Senior Living Facility. The portion of this facility being referred to as "assisted living" will likely be a private-pay skilled wing that will be utilized at the time when their Medicare patients exceed the reimbursement timing limit for Medicare but still cannot go home and need additional skilled care. At that point, they will transition into the facility's "assisted living wing" but essentially pay out of their own pockets for skilled care.

Construction Delays

If construction is delayed, rent up of the Senior Living Facility will be delayed, but most likely the date for commencement of payments on the Bank Loan will not be extended, so while revenues will be less than anticipated, full debt payments will be required. The amount of interest required to be paid during the construction period may increase, but the amount to pay interest provided in the construction loan will not increase, so the Company may have increased costs with no revenue to pay them. This very likely could cause a default on the Bank Loan, or at least will require the Company to find additional sources of funds, which may or may not be feasible. Delays may also cause loss of potential residents who need to have housing or care and have to go to other facilities. Typically, delays in starting rent up cannot be made up by increasing occupancy since it takes a certain amount of time to rent up new facilities.

Construction

The Senior Living Facility needs to be constructed, and the Company may use part of the proceeds of this Offering for costs related to construction. The Company has not entered into any binding construction contracts. Currently, it is anticipated that Grand Industrial, LLC will serve as the General Contractor. Grand Industrial, LLC is under common ownership of Leo Brown Group, LLC. There can be no assurance that the Senior Living Facility can be constructed at the costs anticipated or that construction will not be delayed and possibly materially delayed. Delays could result from the inability of the Company to enter contracts with the contractors in a timely fashion, unanticipated conditions, because the Lender does not close the Bank Loan when requested or they require changes to the plans, or permits are not timely obtained. Construction may also be delayed because of strikes, weather, scarcity of materials or for other causes. Any material delay of construction will most likely increase construction costs, including interest and carrying costs during the construction period and will also result in delayed rent up and lower early occupancy. Disputes could arise with subcontractors, which could result in liens and other increased costs and delays. Projects like the Senior Living Facility are frequently subject to delays for the above or other reasons. The Company may not have sufficient funds available to pay for any or all increased costs resulting from construction delays or otherwise.

The Company Is a Start-Up and Has No Operating History

The Company has not yet commenced business and has no operating and financial history. The business and financial risks facing the Company in the early stages of development are substantial and could result in a partial or total loss of an investor's investment. The Company has outlined a plan to develop its business, but has no operating history upon which to base its plan. Thus, while the Company's management believes the plan to be reasonable, it may not be achieved. The Company is subject to all the risks inherent in establishing a new enterprise, and its possibilities of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the formation of any new business and the competitive environment in which the Company will operate. The Company may not be successful in addressing these risks, and the Company's business strategy may not be successful. These risks include, but are not limited to, the ability to:

- complete construction of the Senior Living Facility on schedule and within budget;

- fulfill all regulatory requirements necessary for operation;
- effectively market the Senior Living Facility and quickly attract and retain sufficient residents;
- respond to competitive developments, including the introduction of equal or superior services within close geographic proximity by competitors;
- attract, retain and motivate qualified personnel;
- obtain any additional financing, when and if necessary;
- grow the business to reach at least a break-even financial position; and
- anticipate and adapt to changing market conditions.

High Debt; Insufficient Capital

While the Company believes that the proceeds of the Bank Loan and this Offering should be sufficient to permit the Company to construct the Senior Living Facility and sustain operations until the Company achieves profitability, it is possible that such amount may in fact be insufficient. In the event operating or start-up costs are greater than expected, or in the event the Company experiences unanticipated cash needs, the Company would need to find additional sources of funding in order to sustain its operations until the Senior Living Facility becomes profitable, if ever, or the Company may be unable to commence operations or may be forced to shut down operations and liquidate. In addition, the Company has high levels of debt for borrowed funds. It does not have any identified source of financing to repay or refinance the Bank Loan, and failure to obtain such a source of financing could therefore result in the Company's insolvency. The foregoing failures could result in the loss of all or a portion of an investor's investment in the Debentures and Warrants.

Unfavorable economic conditions, such as recessions, high unemployment, and declining housing markets, adversely affect the ability of seniors to afford our resident fees and could cause occupancy, revenues, and earnings to decline.

Economic downturns limit the ability of seniors to afford our resident fees. High unemployment levels may limit the ability of family members to provide financial support and may provide family members with the time necessary to take care of seniors in their homes. Some residents depend on income from the sale of their homes or from other investments or financial support from family members in order to afford our resident fees. Costs to seniors associated with senior living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Our occupancy rates and revenues could decline if we are unable to retain or attract seniors with sufficient income, assets or other resources required to pay the fees associated with senior living services.

Dependence on Providing Quality Services

The success of the Company is dependent on the Company's ability to continue to offer senior housing and services which are relevant to its target market, keep pace with evolving industry standards, and respond to changing customer requirements in order to reach and maintain full capacity at the senior living facility. The failure to do so will likely have an adverse effect on the Company's business, results of operations, prospects and financial condition.

Decisions by residents to terminate their residency agreements could adversely affect our occupancy revenues and earnings.

State regulations governing assisted living residences require a written residency agreement with each resident. These regulations also require that residents have the right to terminate their residency agreements for any reason on reasonable notice. Accordingly, our residency agreements may allow residents to terminate their agreements upon 0 to 30 days' notice. If multiple residents terminate their residency agreements at or around the same time, our occupancy, revenues and earnings could decrease.

Labor costs comprise a substantial portion of our operating expenses. An increase in wages, as a result of a shortage of qualified personnel or otherwise, or an increase in staffing requirements as a result of regulatory changes, could substantially increase our operating costs and reduce our earnings.

We compete with other healthcare providers for residence directors and nurses and with various industries for healthcare assistants and other employees. A shortage of nurses and other trained personnel and general inflationary pressures may force us to enhance our wage and benefits packages in order to compete for qualified personnel. In order to supplement staffing levels, we periodically may be forced to use more costly temporary help from staffing agencies. Because labor costs represent a substantial portion of our operating expenses, increases in wage rates could increase costs and reduce earnings. In addition, regulatory changes could increase staffing requirements which could increase costs and reduce earnings.

Reliance on Reputation

The Company's revenues will be highly dependent on creating and maintaining a reputation for quality. This reputation is based in part on consumer perceptions as to a variety of subjective qualities and could be damaged by incidents that erode consumer trust. To the extent consumers perceive the quality of the Company's Senior Living Facility and services, including food service and nursing care, to be less desirable, the Company's ability to attract customers may be hindered. The Company's business, results of operations, prospects and financial condition will be materially and adversely affected if customers perceive the quality of the Company's services to be less desirable than its competitors.

If we fail to cultivate new or maintain existing relationships with resident referral sources in the markets in which we operate, our occupancy, revenues, and earnings may deteriorate.

Our ability to improve our overall occupancy, revenues and earnings depends on our reputation in the communities we serve and our ability to successfully market to our target population. A large part of our marketing and sales efforts is directed towards cultivating and maintaining relationships with key community organizations who work with seniors, physicians and other healthcare providers in the communities we serve, whose referral practices significantly affect the choices seniors make with respect to their long-term care needs. If we are unable to successfully cultivate and maintain strong relationships with these community organizations, physicians and other healthcare providers, our occupancy, revenues and earnings could decline.

No Earnings to Cover Early Interest Payments Due on Debentures and Bank Loan

Payments of interest on the Debentures commence on June 1, 2013, and payments of interest on the Bank Loan are expected to commence on or about one month after the construction begins. These dates are substantially before construction will be completed and also substantially before there is any reasonable expectation that the Company will have any revenue from operations. Even assuming that construction is completed within eleven months and even assuming that the Company is able attain its projected revenue targets, it is unlikely that revenues from the Senior Living Facility will be sufficient to make any payments on the Debentures and the Bank Loan until approximately 25 months after the start of construction. If construction is delayed or if the Company does not achieve projected revenue targets as quickly as projected, it could be even longer before the Company has sufficient revenues to make any payments on the Debentures and Bank Loan. Due to this expectation of lack of internally-generated earnings or other sources of cash flow to service the interest payments that will come due on the Debentures and the Bank Loan during at least the first 25 months (or such longer period, if ever, as the Company begins to achieve sufficient cash flow to service its interest costs), the Company has agreed to establish a separate account into which $212,500 of the proceeds of this Offering will be contributed (assuming the maximum offering amount is reached) and from which interest payments will be made. This amount should cover the Bank Loan and Debenture interest payments for twelve months, after which the proceeds of the Bank Loan will be used to make interest payments on the Debentures and Bank Loan until the Company is able to pay interest out of cash flow from operations. See "Description of the Offering – The Debentures". As disclosed above, however, this separate account does not serve as collateral security and is not legally pledged to the payment of interest on the Debentures, and no holder of any Debenture would have any security interest in or special claim to such reserve. Therefore, such reserve would be a general asset of the Company and would be subject to attachment by the Company's other creditors in the event the Company does not satisfy its obligations to such creditors as and when they become due. There is no guarantee that the Company will have sufficient net assets in 2017 to pay the principal amount of the Debentures at their maturity and/or to secure alternate financing with which to repay the Debentures.

Unit Mix

While the current plan contemplates a certain mixture of studio, one bedroom, two bedroom and private memory care units, the Manager(s) may decide to alter, amend or change the amount, type or location of the various units depending upon demand and other factors. This could have a negative effect on the Company's profitability, and, therefore, its value.

Appreciation

There is no assurance that the Senior Living Facility will operate at a profit, will appreciate in value or will be sold at a profit. The marketability and value of the Senior Living Facility will depend on many factors beyond the control of the Company, its Manager(s) and its officers. Since investments in real estate are generally illiquid, there is no assurance that there will be a market for resale of the Senior Living Facility in the future.

Dependence on Debt Financing

The Company is primarily dependent upon debt financing to construct the Senior Living Facility and to begin operations, including the financing provided by the Bank Loan and the Debentures. There is a possibility that, due to the occurrence of events not currently contemplated by the Company, the Lender will be unwilling or unable to proceed to closing of the Bank Loan. In such an instance, the Company would need to find alternative financing or additional capital, and, based on current economic conditions, it is quite likely that the Company will not be able to obtain financing in an amount or on terms that are acceptable to the Company. Without such additional financing or capital the Company will not be able to construct the Senior Living Facility and begin operations. Closing of the Bank Loan is therefore a condition to the closing of the sale of Debentures under this Offering.

Laws, Regulations and Inspections

As a limited health care provider, the Senior Living Facility will be subject to laws and governmental regulations applicable to senior living facilities and will be subject to oversight from state and local health departments as well as by Lender inspectors. The need to comply with such laws and regulations may increase the Company's cost of doing business and decrease its net revenues. Such requirements may relate to: personnel education, training and record keeping; administration and supervision of medication; the provision of limited nursing services; documentation, reporting and safe-keeping of information; confidentiality of patient information; staffing; the use of licensed personnel; monitoring of resident wellness; physical plant inspections; furnishing of residential units; food services; housekeeping services; residents' rights; emergency evacuation plans; and the like. The Senior Living Facility will also be subject to state and local building, fire and food safety codes.

Regulation of the senior living industry is evolving, and the Company's operations could suffer as a result of future regulatory developments, such as a mandatory increase in the scope of care required to be given to residents or a change in licensing standards.

Certain required licenses and other governmental approvals, including, but not limited to, the Company's health facility license, cannot be obtained until construction is complete and the Senior Living Facility has at least one resident. To the extent regulatory bodies determine that the Senior Living Facility is not meeting the standards required by applicable statutes and regulations, costs to cure such deficiencies, together with fines, may be incurred, and the Company may not be able to obtain or may lose the licenses and approvals which are necessary for operation of the Senior Living Facility. In such an event, the Company may not be able to open or rent up the units at the Senior Living Facility quickly enough or may be unable to achieve profitability and likely will not be able to service its debts, including the Debentures.

We may not be able to increase residents' fees enough to cover increased energy, food or other costs, which could reduce our earnings.

Energy and food costs comprise a significant portion of our operating expenses. We generally try to pass increases in energy, food and other costs on to our residents but may not be able to if residents are not able to afford the increased costs. Increased energy, food, and other costs could reduce earnings, lower revenues from lower occupancy following rate increases, or both.

We operate in a regulated industry. Failure to comply with laws or government regulation could lead to fines and penalties.

The regulatory requirements for assisted living residence licensure generally prescribe standards relating to the provision of services, resident rights, qualification and level of staffing, employee training, administration and supervision of medication needs for the residents, and the physical environment and administration. These requirements could affect our ability to expand into new markets, to expand our services and residences in existing markets and, if any of our presently licensed residences were to operate outside of its licensing authority, may subject us to penalties including closure of the residence. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer.

We face periodic reviews, audits and investigations from federal and state government agencies and these audits could have adverse findings that may negatively impact our business.

We are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. An adverse review, audit or investigation could result in refunding, fines, penalties and other sanctions, loss of our right to participate in one or more private payer networks, and damage to our reputation. We also are subject to potential lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits.

We plan that a minor portion of our resident fees will be funded through the Medicaid Waiver program.

Our strategy includes the use of the State of Indiana's Medicaid Waiver program for seniors for a minor portion of our resident fee income. This portion of our revenue would be subject to either an increase or decrease of the Medicaid pay rate thus positively or adversely affect our operations and financial results.

Potential Litigation

Although the Company is unaware of any threatened or pending litigation against the Company, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims could be significant, thus having a material adverse effect on the financial condition and its ability to service its debts as and when they become due, including the Debentures. Further, if disputes arise during construction, the General Contractor or subcontractors may commence legal actions or file liens, which, even if not well-founded, may delay the Company's ability to open the Senior Living Facility for business or cause the Company to incur additional costs which may adversely impact the Company's ability to service its debts, including the Debentures.

The Real Estate

Although the Real Estate Subsidiary has an exclusive option to acquire the Real Estate, it has not yet acquired fee simple title to the Real Estate. The Lender may be unwilling to proceed to the closing of the Bank Loan or may delay such closing if sufficient funds are not available to purchase the Real Estate on the date of the closing. The closing of the Bank Loan is a condition to the closing of this Offering.

Based on inspections of the Real Estate, the Company believes that the Real Estate will be suitable for the Senior Living Facility; however, it is possible that unknown or unanticipated conditions exist on the Real Estate that would make the Real Estate unsuitable for development as a Senior Living Facility. In such an event, the Company would have to locate and acquire alternative real estate for the Senior Living Facility, which would be costly, time-consuming and difficult, and there is no assurance that the Company would be able to acquire replacement real estate on terms which are acceptable to the Company. In any event, the acquisition of replacement real estate, even if possible, would very likely increase costs, reduce profitability and prevent the Company from making payments on the Debentures as and when they become due, if at all.

Economic Emergency

The nation's economy has been in a prolonged recovery from a severe recession, which many have been labeled as an emergency. A lengthy continued or deepening recessionary economy may make the Company's targeted customers less willing or able to lease units or to do business with the Company, may hurt the Company's ability to develop its business plan, and may hamper the Company's ability to obtain financing or capital resources.

Compliance with the Americans with Disabilities Act, Fair Housing Act, and fire, safety and other regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition.

Our residences are required to comply with the Americans with Disabilities Act, or ADA. The ADA generally requires that buildings be made accessible to people with disabilities. We must also comply with the Fair Housing Act, which prohibits discrimination against individuals on certain bases if it would cause such individuals to face barriers in gaining residency in any of our residences. In addition, we are required to operate our residences in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. We may be required to make substantial expenditures to comply with those requirements.

Natural Disasters

A natural disaster could severely harm the Company's business because the Senior Living Facility could be severely damaged, resulting in decreased rental and service revenues, which in turn could have a material adverse effect on the Company's ability to service its debts as and when they become due, including the Debentures. Insurance policies may mitigate a portion of this risk, but may not be sufficient.

RISKS RELATED TO THE SECURITIES

No Market for Debentures, Warrants or Units; Lack of Liquidity

There currently is no public or other trading market for the Debentures, Warrants, Units or any other securities of the Company, and there can be no assurance that any market may ever exist for such securities of the Company. The Company has no plans to register the Debentures, Warrants or Units, and it is doubtful that any such registration will ever occur, except for any state registrations occurring in connection with this Offering. Although the Securities will generally not be "restricted securities" under the Securities Act of 1933 and applicable state securities laws (except for those securities sold in states pursuant to exemptions from registration), the Securities may not be transferred, sold or otherwise disposed of, except as permitted under the Operating Agreement. Furthermore, investors in states where the Securities are sold pursuant to exemptions from registration cannot transfer, sell or assign their Securities except in compliance with the Securities Act of 1933 and state securities laws, pursuant to registration or exemption from registration. As a result, prospective investors should be prepared to hold the Company's securities for an indefinite period of time.

Limited Disbursements

To the extent there are sufficient funds available after the Company becomes operational and profitable and after it pays its debts (including, but not limited to, the Company's obligations in connection with the Bank Loan and the Debentures), the Company intends to make distributions to the Members (including any Debenture holders who become Members by exercise of a Warrant) from available cash, but the Company cannot guarantee that sufficient funds will be available to make any distributions whatsoever to the Members. Any distributions will be declared in the discretion of the Board of Managers, after the adoption of the Operating Agreement.

Further, distributions of available cash are subject to certain priority under the Operating Agreement. First, available cash will be distributed to the holders of Class A Units and Class B Units until they have received a preferred return of 9% (calculated as simple interest) on their capital contribution. Second, available cash will be distributed to the holders of Class A Units and Class B Units until they have received a return of their capital contributions. Third, available cash will be distributed to the holders of all classes of units (Class A, Class B, and Class C) in accordance with their relative percentage interests.

Upon certain liquidating events, including dissolution, termination of the Company, a sale of substantially all of the assets of the Company, and after payment of, or adequate provision for, the debts and obligations of the Company, and after payment of all unpaid preferred returns of 9% (calculated as simple interest) to the holders of Class A Units and Class B Units, available cash is distributed first to the Members to reduce their positive capital account balances, and then to the holders of all classes of units (Class A, Class B and Class C) in accordance with their relative percentage interests. See "The Company – Governance."

Claims of Existing Creditors; Effective Subordination to Creditors of Subsidiary of Company

The Company and the Real Estate Subsidiary will continue to owe substantial sums (even if the maximum amount of capital is raised in this Offering) to its existing and contemplated creditors, including under the Bank Loan. The Company has no source of funds to satisfy the claims of its creditors unless and until the Senior Living Facility begins generating revenue, if ever, or the Company obtains capital from another source. In the event the Company is unable to service its debts to existing or future creditors or to make alternate payment arrangements with such creditors, such creditors may initiate legal proceedings to collect such fees, in which case the Company may be forced into bankruptcy or insolvency proceedings. In such an event, it is highly unlikely that the Company would be able to satisfy its obligations under the Debentures and the holders of the Debentures could suffer a complete loss of their investment. Further, the claims of the holders of the Debentures to payment are effectively subordinated to certain creditors of the Company's subsidiary. See "Description of the Offering – Debentures."

No Acceleration Rights under Debentures

In the event the Company fails to make one or more payments due under the Debentures, there is no provision in the Debentures allowing the holders of the Debentures to declare an acceleration of future interest payments or the outstanding principal amount of the Debentures. In other words, while the holders of the Debentures may be able to bring legal proceedings to collect the missed payment or payments, such holders will have no contractual right to demand immediate payment of future interest payments or payment of the principal amount of the Debentures.

Potential Tax Payment Liquidity Risks

The Company is structured to be taxed as a partnership for federal and state income tax purposes. As a result, each Member of the Company will be allocated, and be subject to the payment of federal and state income tax on, such Member's share of the net profits of the Company, if any, regardless of the amount of cash or other property distributed by the Company to such Member. The Company is not required by the Operating Agreement to make any distributions to the holders of Units, including without limitation any distribution for purposes of funding a Member's tax payment obligations incurred as a result of allocation to such Member of net profits of the Company, unless the Board of Managers determines that the cash reserves for the Company are adequate, and there are no restrictions on distributions by the Lender. Although it is the Company's intention to make distributions to Members of the Company to enable them to satisfy any federal, state and local income tax liabilities that may result from the allocation of income to them (and the Bank Loan currently permits this as long as the Company is not otherwise in default), it is possible that a purchaser of Units pursuant to a Warrant might incur a tax payment obligation as a result of having made an investment in the Units and yet not have received any cash from the Company with which to pay tax obligations.

Conflicts of Interest

The interests of the Company and its subsidiary may conflict from time to time. Moreover, several members of the Board of Managers have entered into various business transactions with the Company and, therefore, have potential conflicts of interest which may affect their decision making with respect to the Company. In particular, Thomas Smith, Stephen Wagner, Michael Wagner and Greg Fuller have an ownership interest in the Company. The Placement Agent may also have a conflict of interest. In addition to receiving a fee in connection with its services in the Offering, the Placement Agent also will receive Warrants to purchase Units of the Company and have a right to appoint, replace and remove one member of the Board of Managers. See "Conflicts of Interest".

As a result of these and similar conflicts of interest, there is a risk that decisions made by the members of the Board of Managers could be influenced, possibly to the detriment of the Company and the Members, by one or more of the managers' outside interests which may be adverse to the Company and the disinterested Members.

Purchase Price of the Units

The purchase price of the Units upon the exercise of a Warrant has been established by the Company as a result of negotiations with the Placement Agent, giving consideration to terminal value of the Units and a target rate of return to investors, and is not necessarily indicative of the value of the Units or a proportionate part of the Company's asset value, net worth or other criteria. There can be no assurance that such purchase price accurately reflects the current value of the Units or that such purchase price accurately will reflect the value of the Units at the time a Warrant is exercised in the future.

Values Assigned to Debenture and Warrant

There is no market for the Securities being offered hereby and none is expected to develop, for the Debentures, the accompanying Warrants or the Units underlying the Warrants. In light of the absence of any market, management of the Company (acting in the best interests of existing ownership) and the Placement Agent (acting in the interest of its clients, and its officers and employees, who are prospective investors in these Securities) have addressed the appropriate allocation of values to these Securities for tax and other purposes, and have determined by mutual agreement to assign the values of 98% of the purchase price to the principal amount of the Debentures, and 2% of the purchase price to the accompanying Warrants. Factors supporting the belief of the parties that these values are reasonable and fair to both issuer and investors include (a) the establishment by the Company of a reserve informally dedicated to the payment of interest on the Debentures, (b) the uncertainties associated with the Senior Living Facility and the fact that the exercise price of the Warrant has been fixed prior to determining the success of the construction and leasing efforts, and (c) the privately-held nature of the Company and the fact that new investors will acquire a minority non-marketable interest upon exercise of the Warrant.

No independent valuation study has been performed or opinion issued regarding the relative allocation of the purchase price between the two Securities, by the Placement Agent, or by a certified public accountant or other valuation expert. The Internal Revenue Service may disagree with this allocation, and, in the event that the IRS were to challenge that allocation, the Company might have to incur costs to adjust the allocations of Original Issue Discount on the Debentures for income tax purposes and adjust related tax attributes relating to ownership of the Securities, and investors may have to make adjustments to their tax returns to reflect the adjusted allocations and values. See "Federal Income Tax Matters."

Immediate Dilution

The book value of the capital contributions of the current Members of the Company (on a per Unit basis) is significantly less than $50.00 per Unit. As a result, if a Warrant holder exercises a Warrant and purchases Units of the Company at a price of $50.00 per Unit, the Warrant holder will experience an immediate dilution in net book value per Unit, while existing Members of the Company will experience an immediate increase in net book value per Unit. See "Pro Forma Ownership and Dilution."

No Right of A Member to Withdraw Capital Contributions

Members holding Units are not entitled to withdraw, or be paid back, their capital contributions until dissolution and liquidation of the Company, unless the Board of Managers agrees prior to that time to make distributions of capital to the Members. In the event that the Company does not generate sufficient earnings and cash flow from its operations to satisfy the Company's obligations to its creditors, Members will not receive any distributions of profits or any return of their capital contributions or any distribution to pay their tax obligations with respect to any income derived from their investment in the Company.

Use of Proceeds Prior to Opening of Facilities

Upon subscription of the Minimum Offering Amount, the Company will have access to the net proceeds of the Offering for the operation of the Company. In the event construction costs are higher than anticipated, revenues are lower than anticipated, or the Senior Living Facility is unable to be completed and opened for any other reason, significant losses will very likely occur. Such losses could result in the loss of all or a portion of an investor's investment in the Debentures.

Lack of Financial Statements

Given the Company's lack of an operating history, it has not prepared any historical financial statements (other than the balance sheet included in this Offering Circular). Such balance sheet has not been audited or reviewed by an independent public accounting firm and is not presented as being in accordance with generally accepted accounting principles. The Company has no employees with accounting or financial reporting experience, and accordingly has not developed any internal controls over its financial reporting or disclosures. This lack of controls and lack of experienced officers may result in a risk to investors in that the Company may unintentionally misstate or overstate its earnings or its financial condition or liquidity or capital resources or cash flows. However, after the consummation of the Offering and the transactions contemplated to incur in connection with the Offering, the Company intends to retain proper advisors to audit its financial statements on an annual basis.

Other Dilution

Except as discussed in the section above entitled "Immediate Dilution," any Units purchased by exercise of a Warrant will not be subject to dilution as a result of additional Units being issued by the Company prior to December 31, 2022. After such date, however, if additional capital is raised by offering additional Units of the Company, the ownership interest of an existing Member could be diluted unless such Member makes an additional contribution of capital to the Company. The amount of a contribution that is required to acquire a Unit in the Company may be changed from time to time by the Board of Managers.

INVESTOR SUITABILITY REQUIREMENTS

Investment in the Securities offered by this Offering Circular involves a high degree of risk and is suitable only for investors of adequate financial means who have no need for liquidity with respect to the investment in the Securities. There is presently no market for any of these Securities and none is ever expected to develop. As a result, the sale or transfer of these Securities will be severely limited, and the sale and transfer of any of the Securities must be pursuant to a registration statement or in accordance with the requirements of exemptions, if any, that may then exist for such resales or transfers under the Securities Act of 1933, as amended, the rules and regulations thereunder, and any applicable state securities laws.

The suitability standards discussed below represent minimum suitability standards for investors. **Your satisfaction of such standards does not necessarily mean that the Securities are a suitable investment for you.** You are encouraged to consult your personal financial, tax and legal advisors to determine whether an investment in the Securities is appropriate. The Company may reject subscriptions, in whole or in part, in its sole and absolute discretion.

The Company will require all investors to represent in writing, among other things, that:

- The undersigned has received and reviewed a copy of the Offering Circular;
- Prior to the receipt of any Units upon exercise of the Warrant, the undersigned agrees that the he, she or it shall execute a counterpart signature page to any agreement, instrument or document as may be reasonably requested by the Company to evidence the purchase of the Units and the exercise of the Warrant, including the Operating Agreement of the Company, a copy of which is attached to this Offering Circular as **Exhibit B**;
- You acknowledges that the transferability of the Securities (including any Units purchased upon the exercise of Warrants) are severely limited and that you may have to bear the economic risk of this investment for an indefinite period of time;
- You are aware of the absence of a market for the Securities;
- You meet the following suitability requirements:
    - You have a minimum of $85,000 in annual income or $250,000 Liquid Net Worth, excluding home and furnishings; and
    - This illiquid investment does not exceed 10% of your Liquid Net Worth nor does the total of all of your illiquid investments exceed 20% of your Liquid Net Worth.

For these purposes "**Liquid Net Worth**" is the part of your net worth that can be readily turned into cash, such as investments such as stocks and mutual funds, but does not include assets that are difficult to readily convert, such as real estate, furniture or cars.

In addition, since the Securities are not being registered for sale in the State of Florida (but instead are being offered and sold pursuant to an exemption from registration), **Florida investors will also be required to represent, in writing, as follows:**

- By reason of your business or financial experience, or that of your financial advisor, you are capable of evaluating the merits and risks of an investment in the Securities;
- You are investing in the Securities for your own account, for investment only and not with a view toward the resale or distribution of the Securities, including any Units that may be acquired upon exercise of a Warrant; and

- Since the Securities have not been registered under the federal or any state securities laws, you acknowledge that the Securities cannot be offered or sold unless they are subsequently registered under such federal and applicable state securities laws or an exemption from such registration is available.

OBTAINING ADDITIONAL INFORMATION

The Offering is being made pursuant to an exemption from registration provided by Regulation A, promulgated under the Securities Act of 1933, as amended, and by registration or pursuant to exemptions available under state law. The Company has filed with the Securities and Exchange Commission an Offering Statement on Form 1-A under Regulation A, for the Securities offered by this Offering Circular. This Offering Circular does not contain all the information contained in the Offering Statement. References in this Offering Circular to any contract, agreement or other document are not necessarily complete. For a more complete description of any such contract, agreement or other document, you should refer to the Offering Statement and the exhibits attached to the Offering Statement, which may be obtained for a fee from the Securities and Exchange Commission at 450 Fifth Street, N.W, Washington, D.C. 20549.

The Placement Agent, on behalf of the Company, will make available to you, prior to the sale of the Debentures and accompanying Warrants, the opportunity to ask questions of, and receive answers about, the Company concerning the terms and conditions of the Offering and to obtain any additional information necessary to verify the accuracy and completeness of the information contained in this Offering Circular. Any such additional information will be made available to you only to the extent the Company possesses the information or can obtain it without unreasonable effort or expense.

All communications or inquiries relating to this Offering should be directed to the following representatives of the Placement Agent:

John C. Reed President — Investment Banking Group (317) 633-1743 jreed@danoyes.com	Davina Merrell Vice President — Investment Banking and Alternative Investments (317) 633-1720 dmerrell@danoyes.com

David A. Noyes & Company
250 W. 96th Street, Suite 300
Indianapolis, Indiana 46260

THE COMPANY

Formation

The Company was formed by the Leo Brown Group, LLC ("**LBG**") on February 23, 2009 as an Indiana limited liability company pursuant to the Indiana Business Flexibility Act, Ind. Code 23-18-1-1 *et seq.* (the "**Act**").

Governance

The Company will operate pursuant to (and the terms and conditions of the Units will be governed by) the Amended and Restated Operating Agreement in the form attached hereto as **Exhibit B** (the "**Operating Agreement**").

The Operating Agreement provides for, among other things, distributions to the members of each class of Units of the Company (See "The Project – The Senior Living Facility"). After formation of the Company, LBG contributed its interest in the Company to LBG Reagan Park, LLC ("**LBG RP**"). LBG RP is the Class A Member. The Class B Members include the investors in the Company prior to the Offering, and the Class C Members will be those members that acquire their Units through the exercise of Warrants issued pursuant to this Offering. If and when declared by the Board of Managers of the Company, distributions of cash from operations will be made to the members as follows (and subject to limitations by any applicable credit facility or other debt financing documents): first, available cash will be distributed to the holders of Class A Units and Class B Units until they have received a preferred return of 9% (calculated as simple interest) on their capital contribution; second, available cash will be distributed to the holders of Class A Units and Class B Units until they have received a return of their capital contributions; and, third, available cash will be distributed to the holders of all classes of units (Class A, Class B, and Class C) in accordance with their relative percentage interests.

Upon certain liquidating events, including dissolution, termination of the Company, a sale of substantially all of the assets of the Company, and after payment of, or adequate provision for, the debts and obligations of the Company, and after payment of all unpaid preferred return of 9% (calculated as simple interest) to the holders of Class A Units and Class B Units, available cash will be distributed first to the Members to reduce their positive capital account balances to zero, and then to the holders of all classes of units (Class A, Class B and Class C) in accordance with their relative percentage interests.

Pursuant to the Operating Agreement, the Company will be governed by a Board of Managers, which will consist of 5 managers. The Board of Managers will have very broad powers to control the affairs and business of the Company, including, but not limited to, the right and authority to take all actions which the Board of Managers deems necessary, useful or appropriate for the day-to-day management and conduct of the Company's business.

The initial managers will be Thomas C. Smith, Michael R. Wagner, Stephen M. Wagner, and Greg Fuller. In addition, the Placement Agent will have the right to appoint, remove and replace one manager (the "**Noyes Manager**") until December 31, 2022; provided, however, that if on December 31, 2022, the initial Class C Members hold, in the aggregate, 30% or more of the Units, such expiration date shall be automatically extended until the first date the Class C Members cease to hold, in the aggregate, at least 15% of the Units (the "**Noyes Nomination Rights Expiration Date**"). After the Noyes Nomination Rights Expiration Date, a Majority-in-Interest of the members will have the right to remove and replace the Noyes Manager. See "Conflicts of Interest". The officers and directors of the Company will not be compensated.

The Company has formed the Real Estate Subsidiary as a wholly owned subsidiary to own the real estate and improvements which will comprise the Senior Living Facility upon completion of construction. The Company expects that the Real Estate Subsidiary will enter into an operating lease, pursuant to which the Company will lease from and operate the Senior Living Facility and will pay as rent an amount equal to the Company's debt service obligations under the Bank Loan (as that term is defined below). Thomas C. Smith is the sole manager of the Real Estate Subsidiary.

THE PROJECT

This Offering Circular (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates and projections with respect to the Company's estimated future performance. Examples of forward-looking statements include statements regarding the Company's future financial results, operating results, business strategies, projected expenses and revenues, services, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward-looking statements, estimates and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the company may have no influence or control. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by the Company (or on its behalf).

The Senior Living Facility

The Company, through its wholly-owned subsidiary, Reagan Park Senior Living AL, LLC, will acquire a parcel of real estate in Hendricks County, Indiana consisting of approximately 4.7 acres (the "**Real Estate**"), and the Company, through such wholly-owned subsidiary, intends to develop and operate a residential community on the Real Estate that provides assisted living and memory care living arrangements for senior citizens (the "**Senior Living Facility**"). The Real Estate is located on the north side of West 10th Street (County Road 100), just to the west of the Ronald Reagan Parkway in Avon, Indiana. The Hendricks County Assessor identifies the Real Estate as part of Parcel Number 32-08-31-476-004.000-031. The Real Estate is approximately a quarter mile west from the recently expanded Indiana University Health West Hospital campus. The Company expects that the Senior Living Facility will have the following amenities: one or more fishing ponds, an emergency response system, scheduled transportation, theatre room, fitness center, ice cream parlor, full service restaurant, walking paths, laundry facilities, 24 hour nursing staff, chapel, lounges, computer center, and library.

The Company believes that the results of the third party feasibility study and appraisal that was obtained for the Senior Living Facility are positive and that these results support the creation of a new facility that should be well received within the primary market area. This assumption is based mainly on an analysis of the demographics and the competitive senior living facilities located within the primary market area

In terms of demographics, the primary market area is attractive. Between 2000 and 2010 the overall population in the primary market area increased by 37.8% while the 65+ population increased by 50.9%. Over this same period, the largest percentage increase (85.3%) was the 85+ age cohort, which is the age cohort that most typically resides in a senior living facility. With regard to net worth, the primary market area has a higher and median net worth than the Indianapolis MSA and State of Indiana for both the 65 to 74 age group and the 75+ age group. In summary with regard to the demographics, the study suggests that long term market share to the Senior Living Facility will be generated by an increase in demand related to both senior population growth as well as the growth of the younger generation who act as the responsible parties for seniors. Both of these growing age groups will have the financial means and support necessary to either afford living at the Senior Living Facility or financially assisting their parents so that they can live at the Senior Living Facility.

The Senior Living Facility will be comprised of an assisted living facility, which includes a secured wing specifically for the care of individuals suffering from Alzheimer's disease and other forms of age-associated memory impairment.

The Senior Living Facility will be managed as a single, integrated community by Traditions Management, LLC, a limited liability company (the "**Management Company**") pursuant to a management agreement the

Management Company and the Company, as more fully described below. The Management Company is an affiliate of the Company. See "Management of the Senior Living Facility."

The Real Estate comprising the Senior Living Facility is currently owned by LBG-2, L.L.C., which is an Indiana limited liability company (See "The Real Estate"), and an affiliate of LBG.

It is anticipated that a two story building, containing approximately 63,555 sq. ft., will be constructed on a portion of the Real Estate that comprises the Senior Living Facility. Such building is expected to include 81 residential units in total, of which 19 will be studio units, 28 will be one bedroom units, 12 will be two bedroom units, and 22 will be private memory care units. The aforementioned unit mix is subject to change in the reasonable discretion of the Company, depending on the demand for each type of unit. The memory care units will be located in a restricted access portion of the building and will be primarily available to residents that suffer from Alzheimer's disease and other forms of age-associated memory impairment. The Senior Living Facility is expected to have one or more nurses on duty 24 hours per day. In addition, the Senior Living Facility will provide meal services through its kitchen and dining facilities and will include recreational areas and office space for the Senior Living Facility.

The Senior Living Facility will employ approximately 30 people, of which 20 will be full time. These individuals will be employees of the Management Company, but the costs associated with the employees will be reimbursed by the Company.

For convenience of reference, this Offering Circular frequently refers to the Company's activities with respect to the development and operation of the Senior Living Facility. In light of the foregoing discussion, any such references should be read to include the activities of the Company's wholly-owned subsidiary where appropriate.

Construction

The Company expects that construction of the Senior Living Facility will take approximately 11 months to complete once started; although, there can be no guarantee that construction will not take a longer period of time. See, "Risk Factors – Construction Delays". Some off site preparation activities have been completed with respect to the Real Estate, but no substantial construction activities have yet commenced. The Company has selected Grand Industrial, LLC to serve as the general contractor (the "**General Contractor**") to construct the Senior Living Facility, but the Company has not yet entered into any binding construction contracts with the General Contractor. The General Contractor is an affiliate of LBG, and the General Contractor will receive a construction fee in the amount of $367,000, which we believe is reasonable and customary for the work to be performed. Additionally, the Bank has requested a fixed price construction contract, so if there are any cost savings as a result of the budgeted construction costs being higher than the actual construction costs, the General Contractor may be entitled to those savings. There can be no assurance, that the Senior Living Facility can be constructed at the anticipated costs. See "Risk Factor – Construction."

Management of the Senior Living Facility

Upon completion of the Offering, the Company anticipates entering into a management agreement (the "**Management Agreement**") with the Management Company. Pursuant to the Management Agreement, the Management Company will provide certain services to the Company, including: hiring, employing, and training personnel for the Senior Living Facility, and overseeing daily operations of the Senior Living Facility following the completion of construction. In exchange for such services, the Management Company will receive a monthly management fee from the Company, which will be the greater of 5% of the gross revenue, or $5,000 per month. Based on observations in the marketplace, this fee is believed to be reasonable.

The Management Agreement will also provide for a bonus to the Management Company upon the sale of the Senior Living Facility equal to 3% of the total purchase price resulting from any such sale. The Management Agreement will be for an initial term of five years and may be extended for five additional years thereafter by the mutual consent of the parties.

The Management Company will have the authority to manage daily interactions with employees, residents and vendors. The Board of Managers will be primarily focused on providing long term and strategic direction to the Management Company, although the Board of Managers does have the authority to manage the day-to-day operations of the Company. The Management Company will have limited authority to write checks to vendors and for payroll. Thomas C. Smith will have the authority to write checks on behalf of the Company and the Real Estate Subsidiary, in his capacity as a Manager of each entity.

The interests of the Management Company may be inconsistent with the interests of the Company. The Company will contract with the Management Company for certain services in connection with the development of the Senior Living Facility and for certain day-to-day management, administrative and support services necessary to the operation of the Senior Living Facility. Conflicts of interest may arise among the Management Company and the Company regarding the management of the Real Estate, the allocation of expenses between the Company and the Real Estate Subsidiary, the rendering of services, the expenditure of funds and similar matters. Since the compensation of the Management Company is a function of the number of units leased, the Management Company may desire to increase the number of units at a time when the Company does not deem it appropriate.

The Real Estate

The Real Estate is approximately 4.7 acres of land located on the north side of West 10th Street (County Road 100), just to the west of the Ronald Reagan Parkway in Avon, Hendricks County, Indiana. The Real Estate is currently owned by LBG-2, L.L.C., ("**LBG-2**") an entity of which 33% is owned by LBG. It is anticipated that the Company will purchase the Real Estate from LBG-2 for approximately $640,000. This value was derived from a combination of appraised value for real estate in this area, and the addition of costs associated with the Company's share of site infrastructure, water, sewer, road improvements and extensions (approximately $210,000).

The viability of the Real Estate has been tested through third party market studies that include detailed demographic and competitive data. These independent studies that have been commissioned by LBG have been performed by qualified independent companies whose primary focus is conducting market feasibility studies and property appraisals within the senior living industry. The resulting data from these studies and appraisals suggest that there is a solid population of age and income-qualified individuals within the primary market area surrounding the Senior Living Facility that would be likely candidates for moving into the new facility. In addition, the data from the studies points to the fact that the other competitive senior living facilities in the primary market area operate at high occupancies which, we believe, further enhances the viability of the site for the Senior Living Facility. A final aspect of the site is that LBG specifically chose the location due to its close proximity to the Indiana University Health West Hospital campus, which, we believe, will be an important referral source for future residents of the Senior Living Facility, thus further enhancing the viability of the site and the Senior Living Facility.

LBG has provided and will continue to provide various services on behalf of the Company prior to the Offering, including, but not limited to: arranging site feasibility studies; assist and advise the general contractor and architect in preparing and finalizing the plans and specifications and developing the project budget; review all requests for changes in the final plans and specifications and make recommendations with regard to such changes; arrange for a Phase I environmental assessment report; arrange for a geotechnical report; obtain zoning information relating to the property, including a written report identifying the existing zoning of the property, any required rezoning of the property and any other land use approvals required for the project; coordinate and obtain the successful rezoning of the property in order to move forward on the Senior Living Facility; coordinate and obtain any other required entitlements needed for commencement of construction of the Senior Living Facility; prepare a detailed schedule identifying each major event during construction of the project; coordinate with the general contractor the application approval process for obtaining building permits, periodic inspections by governmental officials and certificates of completion and occupancy of the project; evaluate and advise of all proposed construction change orders for the validity, necessity and cost thereof; update progress, maintain cost accounting records, identify variances between actual and estimated costs, and advise whenever projected costs exceed such estimates; record the progress of the work and submit progress reports to Company showing percentage of completion; coordinate each construction draw request including release of any retainages and receipt of partial and final lien waivers; prepare monthly accounting reports detailing the budget, amounts disbursed and amounts remaining; coordinate with the various public utility companies for installation of temporary and permanent service to the Senior Living Facility; periodically evaluate the performance of the general contractor, the architect and any other contractors, subcontractors, engineers and/or consultants. In exchange for providing these services to the

Company, LBG is receiving a development fee in the amount of $450,000.

Bank Loan

The Real Estate Subsidiary has received a commitment letter relating to financing from Merchants Bank of Indiana (the "**Bank**" or the "**Lender**"). First, the Lender is proposing a construction loan with an interest rate of 325 basis points above the LIBOR per annum (likely to be between 4% and 5%) with a floor of 4%, and an 18 month term with interest only payments required to be made during the term of the loan (the "**Construction Loan**"). Second, the Lender is proposing a mini-permanent loan with an interest rate of 350 basis points over the Federal Home Loan Bank of Indianapolis cost of funds per annum (likely to be between 4.75% and 6.75%), a 5 year term, and amortized over 30 years (the "**Mini-Perm Loan**"). It is anticipated that the total proceeds from the Lender will be approximately $8,406,000, which will sometimes be referred to as the "**Bank Loan**" in this Offering Circular.

The Company estimates that the total costs associated with construction and initial operation of the Senior Living Facility will be $11,214,100. The amount above financing provided by the Lender will be a combination of: cash from the Class A Member and Class B Members; expenses advanced on behalf of the Company by the Class A Member; and, the proceeds of this Offering. In addition, the Bank Loan will require certain members of the Company, namely Wagner Reese Properties, LLC, GLF Realty, Inc., LBG Reagan Park, LLC, and the owners of these entities to provide guarantees.

Licensing and Inspections

As a limited health care provider, the Senior Living Facility will be subject to oversight from state and local health departments. Certain required licenses and other governmental approvals, including, but not limited to, the Company's health facility license, cannot be obtained until construction is complete and the Senior Living Facility has at least two residents. We do not anticipate any meaningful difficulties in obtaining these licenses based upon our prior experiences with other similar facilities.

Operational Plan

After the closing of the Offering, the first year will be primarily dedicated to the construction of the Senior Living Facility, major capital expenditures, establishment of relationships with vendors, and commencement of marketing activities. The Company believes that the proceeds of the Offering, combined with cash invested from others, and the proceeds of the Bank Loan, will be adequate to satisfy its cash requirements until such time as the cash flow from operations of the Company is sufficient.

The Company will begin recruiting and hiring various staff for the Senior Living Facility approximately four weeks prior to opening.

The Company will reimburse the Management Company for its employees which include various levels of nurses, leasing, maintenance, and food service related individuals. The anticipated compensation for the General Manager will be $75,000; the Food Service Manager will be $40,000; and, the Clinical Director will be $65,000.

MANAGEMENT

Upon the closing of this Offering, the members of the Company's Board of Managers will be composed of the following individuals:

Thomas C. Smith
President, Leo Brown Group

Tom Smith brings 16 years of experience in senior living operations, real estate development and construction. Before founding Leo Brown Group as President in 2006, Tom was Senior Director of development for Lauth Property Group ("**Lauth**"). As Senior Director, he managed a development portfolio of over $100 million including several medical office buildings in the Midwest and several hospitals in the States of Florida and Georgia. Prior to Lauth, he worked for R.L. Turner Corporation as a project manager responsible for the management of several construction projects ranging from $2 Million to $15 Million in size.

Tom is responsible for the formation of initial operational budgets for assisted living, independent living and memory care facilities. Tom maintains financial oversight and reporting for the operations of Leo Brown Group's senior living communities and is responsible for the monitoring of actual versus budgeted revenue and expenses for the communities.

Tom graduated from Purdue University with a degree in Construction Engineering and Management.

Greg L. Fuller, President
North Mechanical Contracting, Inc.

Mr. Fuller has daily responsibility for the North Mechanical's complete line of services, quality management, and approach. Fuller received his journeyman plumber status in 1985, and began his career as a superintendent for Fryen Brothers in 1990 as superintendent and project manager. He joined North Mechanical in 1991 as project manager, advancing to Vice President and becoming President and owner in 1997. Fuller is active in the local, state, and national construction industry and holds several leadership positions including serving on the boards of directors for the Mechanical Contracting Association of Indiana (MCAI), the Mechanical Contracting Association of Indianapolis (MCA-Indianapolis Area), the Indiana Subcontractors Association (ISA), and Top Notch of Central Indiana.

An active investor in the senior living industry, Fuller is an owner and serves on the Board of Managers for Park Place Senior Living, a 140 unit assisted and independent living community in Fort Wayne, Indiana. Fuller also serves as the Indiana chair of the Health and Welfare Trust and as chair of the Mechanical Contracting Association of America's (MCAA) Institute of Project Management.

Stephen M. Wagner, Partner
Wagner Reese, LLP

Stephen M. Wagner grew up in Indianapolis and attended Brebeuf Jesuit Preparatory School where he graduated as co-valedictorian in 1987. Wagner graduated cum laude from the University of Notre Dame in 1991 with B.A. in Politics, Philosophy, and Economics and received his J.D. cum laude from the Indiana School of Law Bloomington in 1994. After being accepted to the Attorney General's Honors Program, Wagner worked for the Department of Justice in 1994-1995 as staff counsel for the Federal Bureau of Prisons in Philadelphia, Pennsylvania. In 1996 Wagner returned to Indianapolis to practice with the firm of Riley Bennett & Egloff where he worked primarily in the area of insurance defense litigation. In June, 1997 Wagner left Riley Bennett, and the defense bar, to found the Wagner Law Firm, P.C., where he practiced exclusively in the areas of plaintiff's personal injury, worker's compensation, civil rights, class action litigation and medical malpractice. In 2000, Wagner joined Jason R. Reese to form Wagner Reese, LLP, a firm dedicated to representing injury victims throughout Indiana and nationwide. In 2004, 2006, 2007, 2008, 2009, 2010, and 2011, Wagner was selected by his peers as an "Indiana Super Lawyer", an award presented to the top 5% of practicing attorneys in Indiana as published in the Indianapolis Monthly and Super Lawyer magazines. In 2006, Wagner was also selected by the Indiana Trial Lawyers Association as the Trial

Lawyer of the Year. He is a frequent lecturer in the areas of civil rights/Police Brutality litigation and work injuries.

Wagner is an owner and serves on the Board of Managers for Park Place Senior Living, a 140 unit assisted and independent living community in Fort Wayne, Indiana.

Michael R. Wagner
Vice President, Leo Brown Group

Mr. Wagner represents Leo Brown Group in the pursuit and development of new project opportunities, facility acquisitions, and senior living management contracts. He is responsible for the initial identification of Leo Brown Group senior living opportunities and determining the market feasibility for the creation of new assisted living, independent living, and memory care communities. Wagner is also responsible for creating and maintaining key senior living referral relationships with nursing home operators, hospitals and health systems, and physicians and for identifying value-add opportunities in regard to existing senior living facility acquisitions that can benefit from operational turn-arounds and additional service lines.

Prior to joining Leo Brown Group in 2007, Wagner worked for Lauth Property Group (**"Lauth"**) as a Senior Director of Healthcare. He was responsible for all business development related efforts for Lauth's Healthcare division within the 10-state Midwestern Region. Wagner has developed and leased over 750,000 square feet of senior living, medical office buildings and ambulatory care centers and has had articles published in industry journals regarding healthcare facility development as well as given presentations on the subject at industry seminars and conferences.

Wagner received his Bachelor of Science in Marketing from the Indiana University Kelley School of Business. He is actively involved in the Indianapolis community through his participation on the Mother Theodore Catholic Academies Enrollment Committee and as an Advisory Board Member of the Little Sisters of the Poor Saint Augustine's Home for the Aged.

David A. Noyes & Company Designee
To be announced after conclusion of the Offering

ADDITIONAL SENIOR INDIVIDUALS

Justin Brown
Executive Vice President, Leo Brown Group

Justin brings over 20 years of commercial construction experience to Leo Brown Group and his primary responsibility is managing the company's construction endeavors. Prior to founding Leo Brown Group in 2006 with Tom Smith, Justin spent several years with his family's commercial construction company and was running his own concrete and carpentry crews by the age of 18. Justin has experience with all commercial product types, particularly senior living, long term care, healthcare, office, industrial, and institutional facilities. Justin attended Purdue University and studied Building Construction Management.

Tony Schantz
President – Traditions Management, LLC

Tony will oversee the Management Company's activities as the management company for the Senior Living Facility. Mr. Schantz earned a B.A. in Psychology and Business Administration from the University of Indianapolis in 1994. After college, Mr. Schantz held positions as a business manager and as a director of human resources for several health care related companies. In August 2001, Mr. Schantz obtained a license as a Health Facility Administrator. Between September 2001 and October 2007, Mr. Schantz held positions as an administrator of a 252 bed licensed residential facility (September 2001 through July 2004) and as an executive director and general manager of a 255 bed licensed residential facility (July 2004 through October 2007). Since October 2007, Mr. Schantz has served as President of TDM Management, LLC.

DESCRIPTION OF THE OFFERING

The following description of the Offering is of a summary nature, does not purport to be complete, and is qualified in its entirety by reference to the Operating Agreement and the forms of Debenture and Warrant attached hereto as **Exhibits B, C and D, respectively.**

Summary Description of the Offering and Securities

Company:	Reagan Park Senior Living, LLC, an Indiana limited liability company
Placement Agent:	David A. Noyes & Company
Escrow Agent:	Merchants Bank of Indiana
Securities to be Issued:	9% Unsecured Debentures, due December 31, 2017 and Warrants exercisable at any time beginning December 31, 2015 and ending at 5:00 p.m. Eastern Time on December 31, 2022
Purchase Price:	The Debentures will be issued in increments of $1,000 of principal amount, with a minimum principal amount per Debenture of $25,000 (which may be reduced to $15,000 in the sole discretion of the Company) and a maximum principal amount per investor of $500,000. For each $1,000 purchased, $980 shall be allocated to the Debenture, and $20 shall be allocated to the Warrant.
Maximum Aggregate Offering Amount:	$2,500,000
Minimum Aggregate Offering Amount:	$2,250,000
Interest Rate:	9% per annum fixed, payable quarterly in arrears.
Warrants:	For each $1,000 principal amount of Debentures purchased, the Company will issue a Warrant to purchase up to 20 Units at a price of $50 per Unit, exercisable at any time beginning December 31, 2015 and ending at 5:00 p.m. Eastern Time on December 31, 2022.
Repayment Terms:	Beginning on June 1, 2013, and continuing on the first day of each subsequent September, December, March and June, the Company shall begin making quarterly payments of accrued interest. On December 31, 2017, all principal and all accrued and unpaid interest will be due and payable. The Company will be permitted to make prepayments of principal and interest without any penalty or premium at any time and from time to time.
Use of Proceeds:	It is anticipated that the net proceeds from the sale of the Units by the Company in this Offering will be used to fulfill the

equity requirement to obtain the Bank Loan, pay various fees relating to the Project and this Offering, to establish and fund a separate account (not a sinking fund and not collateral or security for repayment of the Debentures or other obligations) for purpose of funding the payment of interest on the Debentures and the Company's Bank Loan, and for general working capital purposes. See "Use of Proceeds."

Placement Fee and Warrants:

The placement fee will be 7% of the aggregate dollar amount of the Offering, except that the placement fee will be 4% of the aggregate dollar amount from investors referred by the Company (*i.e.*, "family and friends") up to $450,000. In addition, the Placement Agent will receive a Warrant (or Warrants) to purchase up to 5,200 Units at a price of $50.00 per Unit, which shall have the same terms and conditions as the Warrants being issued to the investors in this Offering. See "Placement Agent."

Expiration of the Offering:

This Offering will be available to potential investors until March 31, 2013 (such date, as it may be extended, the "**Expiration Date**"). The Company may extend the Expiration Date for an additional 90 days in its sole discretion. If, prior to the Expiration Date, the Placement Agent receives subscriptions equal to the Minimum Offering Amount that are accepted by the Company, the Placement Agent will disburse to the Company amounts tendered by prospective investors in connection with such subscriptions in exchange for the issuance of the Debentures and the Warrants. The Offering may then continue until the sooner to occur of the Expiration Date and the date on which the Placement Agent receives Subscription Agreements for the full amount of the Offering.

Reporting:

The Company will send annual financial statements prepared in accordance with generally accepted accounting principles (which will be audited) to all holders of Debentures, Warrants and Units. On a quarterly basis, each such holder will also be furnished with a management report that will update investors regarding the Company's business and affairs, financial results and other relevant matters, including but not limited to a description of construction and leasing activities during the construction and lease-up phase of the Project.

Summary Description of the Units:

For a detailed description of the Units, See "Description of the Securities – The Class C Units"

Distributions of Available Cash:

If and as funds are available, the Board of Managers may make distributions from time to time, as determined in the sole discretion of the Board of Managers, to the Members in accordance with the Operating Agreement, and subject to applicable Bank Loan guidelines and restrictions; provided, however, that the Company shall not make any distribution of funds, property or securities to the Members of the Company (other than payments on debts described in this Offering Circular) as of any date on or before December 31, 2022, unless the Company shall have given the Warrant holders thirty (30) days prior written notice of the Company's intent to make such distribution and a reasonable description of the amount and kind of the proposed distribution and record and payable date thereof.

Distribution Rights upon Dissolution: Upon dissolution and winding up of the Company, the net assets of the Company (if any, after the payment of creditors) will be distributed to the members as set forth in the Operating Agreement. Upon certain liquidating events, including dissolution, termination of the Company, a sale of substantially all of the assets of the Company, and after payment of, or adequate provision for, the debts and obligations of the Company, and after payment of all unpaid preferred return of 9% (calculated as simple interest) to the holders of Class A Units and Class B Units, available cash is distributed first to the Members to reduce their positive capital account balances to zero, and then to the holders of all classes of units (Class A, Class B and Class C) in accordance with their relative percentage interests.

Voting Rights: Except for the election of the Board (See "The Company – Governance"), Members by virtue of the exercise of a Warrant will have the same voting rights as Class A and B, as set forth in the Operating Agreement.

Transfer Restrictions: Except under limited circumstances specified in the Operating Agreement, the Units generally may not be transferred to a third party without the prior written consent of the Board of Managers. Applicable federal and state securities laws, rules and regulations may further limit the transferability of the Units.

Securities Law Compliance Matters

The Offering is being made pursuant to an exemption from registration provided by Regulation A, promulgated under the Securities Act of 1933, as amended, and by registration or pursuant to exemptions available under state law. The Company has filed with the Securities and Exchange Commission an Offering Statement on Form 1-A under Regulation A, for the Securities offered by this Offering Circular. This Offering has been registered under the securities laws of the States of Illinois, Indiana, Michigan, Ohio and Wisconsin and is being made pursuant to an exemption from registration in the State of Florida. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities in any jurisdiction where such an offer or solicitation is unlawful.

Neither the Debentures, the Warrants, nor the Units have been registered with the securities regulatory authority of the State of Florida, and are being offered and will be sold in the State of Florida only in transactions to which an available exemption from registration applies. Furthermore, if an exemption from registration is not available at the time a Florida Warrant holder desires to purchase Units by exercise of a Warrant, the Company will not issue Units to such Warrant holder, and the Warrant holder will not be able to exercise the Warrant until such an exemption is available. The Company does not expect that it will ever seek registration of the Securities with the SEC or in the State of Florida, and no Warrant holder will have any right whatsoever to compel the Company to seek such registration. As a result, any subsequent transfers of any of the securities by a Florida resident must be either registered with the SEC and the State of Florida or must be exempt from such registration requirements.

Minimum Offering Requirements

The Escrow Agent will hold, for the benefit of the subscribers, and will not deliver or pay to the Company, any subscription payments for the purchase of Debentures and Warrants, until such time as the Escrow Agent has received good collected funds from subscribers from the sale of Debentures totaling at least $2,250,000 (the "**Minimum Offering Amount**"), and such subscriptions have been accepted by the Company. In the event that the Minimum Offering Amount is not subscribed for (and accepted by the Company), on or before the Expiration Date, as may be extended for an additional 90 days by the Company, the Placement Agent (or its escrow agent) will promptly return all collected funds, with interest, and subscription documents to the respective subscribers.

In making an investment decision, investors should be aware that:

(1) Securities may be purchased by the affiliates of the Company, or by other persons who will receive fees or other compensation or gain dependent upon the success of this Offering. Such purchases may be made at any time, and will be counted in determining whether the required minimum level of purchases has been met.

(2) Investors therefore should not expect that the sale of sufficient Securities to reach the specified minimum, or in excess of that minimum, indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

(3) *The sale of the specified minimum, while necessary to the business operations of the Company, is not designed as a protection to investors, to indicate that their investment decision is shared by other unaffiliated investors.* Because there may be substantial purchases by affiliates of the issuer, or other persons who will receive fees or other compensation or gain dependent upon the success of the Offering, no individual investor should place any reliance on the sale of the specified minimum as an indication of the merits of this Offering. Each investor must make his own investment decision as to the merits of this Offering.

To subscribe, each investor must submit to the Placement Agent the investor's Subscription Agreement, together with good funds equal to the purchase price for the Debenture the investor desires to purchase. The Company reserves the right to reject any particular investor's subscription upon the Company's review of such investor's Subscription Agreement for any reason or for no reason.

DESCRIPTION OF THE SECURITIES

The Company is offering for sale Debentures (in the form attached hereto as **Exhibit C**) in the aggregate principal amount of up to $2,500,000 accompanied by Warrants (in the form attached hereto as **Exhibit D**) exercisable for up to 50,000 Class C Units of the Company in the aggregate. The Placement Agent and the Company have allocated 2% of the Purchase Price of the Securities to the Warrants, and 98% of the Purchase Price of the Securities to the Debentures. See "Risk Factors – Values Assigned to Debenture and Warrant."

The Debentures

The Company will issue the Debentures under an Indenture, to be dated January 1, 2013, between us and First Merchants Trust Company, as Trustee (the "Indenture"). The Indenture will not be qualified under the Trust Indenture Act of 1939.

The following summaries of certain provisions of the Debentures and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debentures and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Offering Circular. We urge you to read the Indenture because it, and not this Description, defines your rights as Holders of the Debentures. You may request a copy of the Indenture at our address on the first page of this Offering Circular.

Wherever particular provisions or defined terms of the Indenture (or of the form of Debenture which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this description, "Indenture" includes all Supplemental Indentures authorized under the Indenture. and the words "we," "us" or "our" refer only to Reagan Park Senior Living, LLC.

General

The Debentures:

- will be sold in denominations of $1000 (and integral multiples) principal amount and limited to $2,500,000 in aggregate principal amount;
- will bear interest at a rate of 9% per annum, payable quarterly on June 1, September 1, December 1 and June 1 of each year commencing June 1, 2013 to the Holders of record on the 15th day of the month immediately preceding the interest payment date.
- will have interest computed on the basis of a 360-day year composed of twelve 30-day months;
- will represent general unsecured obligations of the Company
- are subordinate in right of payment to the Company's obligations relative to the first mortgage indebtedness from time to time secured by the Real Estate, including the Senior Living Facility, as described under "—Ranking; Subordination;"
- are due in one payment of principal on December 31, 2017, unless sooner redeemed in accordance with the Indenture;
- are redeemable by us, at our option, at any time, as described under "— Redemption of Debentures;"
- are subject to redemption at the option of a Holder in connection with the exercise of Warrants having an aggregate exercise price equal to or exceeding the aggregate redemption price, as described under "— Redemption of Debentures;"
- are subject to acceleration only upon the declaration of the Trustee or the Holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding and then only in very limited circumstances as described below; and
- are not guaranteed by any subsidiary or other person, including Reagan Park Senior Living AL, LLC,

which will own the Real Estate.

The Indenture:

- does not impose any financial covenants on the Company or its subsidiaries;

- does not restrict the Company or any of it subsidiaries from paying dividends, incurring debt or issuing or repurchasing our securities; and

- limits or prohibits Company organic transactions in some cases, as described under "--- Merger, Consolidation, and Sale of Assets," but does not prohibit a mere change in its controlling ownership.

Redemption of Debentures

We may redeem any Debentures at our option at any time, in whole or in part, at a redemption price equal to the sum of the principal amount of such Debenture, together with accrued and unpaid interest, if any, to, but excluding the date fixed for redemption. Notice of optional redemption will be mailed to Holders of Debentures not fewer than 30, nor more than 60, days prior to the date fixed for redemption. If fewer than all the Debentures are to be redeemed, the Trustee will select the Debentures or portions thereof to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot, on a pro rata basis or by another method the Trustee deems fair and appropriate. If any Debenture is to be redeemed in part only, a new Debenture or Debentures in principal amount equal to the unredeemed principal portion thereof will be issued.

You may require us to redeem Debentures at any time, in whole or in part, concurrently with your exercise of Warrants for an aggregate exercise price equal to or exceeding the aggregate redemption price. The redemption price in connection with any such mandatory redemption shall be the same as in connection with an optional redemption, as provided above. Notice of any such mandatory redemption shall be provided by you to the trustee not fewer than 30, nor more than 60, days prior to the date fixed for redemption, which date shall correspond with the date fixed for settlement of the accompanying Warrant exercise.

No "sinking fund" is provided for the Debentures, which means that the Indenture does not require us to redeem or retire the Debentures periodically. We may not redeem the Debentures if there is a default under the Indenture. See "—Events of Default and Remedies."

Merger, Consolidation and Sale of Assets

We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

- either (A) we are the surviving entity, or (B) the resulting, surviving or transferee entity is organized and existing under the laws of the United States of America, any state thereof, the District of Columbia, and expressly assumes in writing all of our obligations under the Debentures, and the Indenture; and

- no event of default under the Indenture and no event that, after notice or lapse of time or both, would become an event of default, will have happened and be continuing.

Ranking; Subordination

Payment of the Debentures will, to the extent set forth in the Indenture, be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness (defined below). Upon any payment by us or distribution of our assets to our creditors in a liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Debentures will be entitled to receive any payment (except in subordinated securities) in respect of the Debentures.

We may not make any payment upon or in respect of the Debentures (except in subordinated securities) and may not redeem any Debentures from the Trustee or the Holder of any Debenture (except in subordinated securities) until Senior Indebtedness has been paid in full if (i) a default in the payment of the principal, premium, interest or other obligations on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from a holder of Senior Indebtedness or representative thereof. Payments on the Debentures may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived, or (ii) in the case of a default other than a non-payment default, the earlier of the date on which such default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 365 days after the receipt by the Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such default shall have been cured or waived.

"Senior Indebtedness" means any indebtedness (including a guarantee thereof), regardless of amount, now or hereafter secured by a first mortgage lien on the Real Estate. Initially, the "Senior Indebtedness" will be that certain construction and "mini-perm" mortgage loan in the maximum principal amount of $8,406,000 to be made by Merchants Bank of Indiana to Reagan Park Senior Living AL, LLC and guaranteed by the Company. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness in the future.

In the event that the Trustee or any paying agent or any Holder receives any payment of principal or interest with respect to the Debentures at a time when such payment is prohibited under the Indenture, such payment shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness. After all Senior Indebtedness is paid in full and until the Debentures are paid in full, the Holders may have certain subrogation rights to the extent that amounts otherwise payable to the Holders have been applied to the payment of Senior Indebtedness.

Events of Default, Remedies and Waiver

The following events will constitute an "Event of Default" under the Debentures:

(1) default for 30 days in the payment of interest on any Debenture;

(2) default in the payment of principal on any Debenture;

(3) breach of any covenant or agreement in the Debentures or the Indenture for 60 days after written notice; or

(4) the voluntary or involuntary bankruptcy, reorganization or other act of insolvency of the Company.

Upon the occurrence of an Event or Default, the Trustee may, in its discretion, exercise any available remedy, and, subject to limited exceptions, the Holders of a majority in aggregate principal amount of the Debentures would have the power to direct such Trustee proceedings. Except to enforce its right of Mandatory Redemption, a Debentureholder may not institute direct enforcement proceeding unless (i) the Holder notifies the Trustee of the Event of Default, (ii) the Holders of not less than 25% in aggregate principal amount of the Debentures request that such proceedings be instituted, (iii) those Holders indemnify the Trustee against all costs, expenses and liabilities, (iv) the Trustee fails to institute proceedings on its own behalf for 60 days or longer after the request, and (v) the Holders of a majority in principal amount of the Debentures do not give a contrary instruction to the Trustee. Any recovery by a Debentureholder would be for the common benefit of all Debentureholders, thus a Debentureholder's remedy may be practicably limited to forcing the Trustee to act.

If a bankruptcy-type Event of Default shall occur, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debentures may accelerate the maturity of all Debentures and declare all principal and interest immediately due and payable.

The Holders of a majority in aggregate principal amount of all Debentures outstanding (i) may rescind acceleration of the Debentures if all Events of Default have been remedied and all payments due (other than those due as a result of acceleration) have been made and (ii) generally, may waive any Events of Default unrelated to the payment of money.

Satisfaction and Discharge

Upon delivery to the Trustee for cancellation of all outstanding Debentures and deposit with the Trustee funds sufficient to pay all of the Debentures, including principal and interest due, and if we have paid or caused to be paid all other sums payable under the Indenture payable by us, then the Indenture shall cease to be of further effect (except as to (i) rights of Holders to receive payments of principal and interest on, the Debentures and the other rights, duties and obligations of Holders with respect to the amounts, if any, so deposited with the Trustee and (ii) the rights, obligations and immunities of the Trustee), and the Trustee shall execute proper instruments acknowledging satisfaction of and discharge of the Indenture.

Modifications of the Indenture

We and the Trustee may amend or supplement the Indenture without notice to or consent of any Holder in certain events, such as:

- to make provision for certain conversion rights of Holders of the Debentures;
- to provide for the issuance of Debentures in coupon form;
- to evidence the succession of another entity to us and the assumption by such entity of our obligations under the Indenture;
- to require us to comply with additional covenants or restrictions;
- to require us to provide any property or asset as security for the Debentures;
- to cure any ambiguity or correct or supplement any inconsistent or deficient provision in the Indenture; or
- to appoint a successor trustee.

The Indenture contains provisions permitting us and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of the Debentures, except that no such modification shall, without the consent of the Holder of each Debenture affected:

- extend the fixed maturity of any Debenture;
- reduce the rate or extend the time of payment of interest on any Debenture;
- reduce the principal amount of any Debenture;
- reduce any amount payable upon redemption of any Debenture;
- impair any Holder's right to institute suit for the payment of any Debenture;
- change the currency in which any Debenture is payable;
- change our obligation to maintain an office or agency in Carmel, Indiana; or
- change the percentage required for quorum and voting or the percentage required to direct proceedings related to events of default under the Indenture or to consent to modifications and amendments of the Indenture.

Governing Law

The Indenture and the Debentures will be governed by and construed in accordance with the laws of the State of Indiana.

Concerning the Trustee

We will appoint [First Merchants Trust Company] to serve as Trustee under the Indenture, as the initial paying agent, conversion agent, registrar and custodian for the Debentures. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. In addition, the Trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

If the Trustee becomes one of our creditors, the Indenture may limit the right of the Trustee to obtain payment on or realize on security for its claims. If the Trustee develops any conflicting interest with the Holders of Debentures or us, it must eliminate the conflict or resign.

The Warrants

The Company will issue to each purchaser of Debentures a separate Warrant (in the form attached hereto as **Exhibit D**), which will give the holder the right to purchase 20 Class C Units of the Company at a price of $50 per Unit for each $1,000 in principal of Debentures purchased, such Warrant to be exercisable at any time beginning December 31, 2015 and ending at 5:00 p.m. Eastern Time on December 31, 2022. An aggregate of up to 50,000 Class C Units will therefore be issuable to purchasers of the Debentures if the entire $2,500,000 principal amount of Debentures is issued. In addition, the Placement Agent will be issued Warrants to purchase 5,200 Class C Units at $50 per Unit as additional compensation for its services. The percentage interest of a Warrant holder in the total Units of the Company will not be subject to dilution by the Company prior to December 31, 2022 (other than as a result of the exercise by other Warrant holders of their pro rata rights to purchase Units from the Company).

To the extent any Debentures are purchased through an Individual Retirement Account ("**IRA**"), the accompanying Warrant(s) (but not the Debentures, which will be issued directly to the IRA) shall be issued to a business trust (to be established by the Company or one of its affiliates at Company expense and at no expense to the IRA investors) of which the IRA purchaser will be a beneficiary. Each IRA beneficiary of the business trust will control its proportionate share of Warrant(s), and upon instruction by the IRA beneficiary, the trustee will exercise the Warrant(s) held for that beneficiary. The trustee will then allocate to the beneficiary the IRA's proportionate share of income allocated to the Units which are purchased upon exercise of the Warrant. The business trust intends to elect "C-Corporation" status for income tax purposes. This tax election is made to avoid the recognition of Unrelated Business Taxable Income ("**UBTI**") in the IRA, which would result if and when income from the Company is allocated to the IRA holders of the Units. Such income would likely require the IRA to pay Unrelated Business Income Tax ("**UBIT**"). The Company will pay (or cause to be paid) all expenses of administering the business trust, including legal, accounting, and tax return preparation and reporting services. Any Holder that is purchasing the Debentures through an IRA should consult with its tax advisor as to the consequences of the tax status of the business trust, and how it will affect their return upon exercise of the Warrant.

The provisions of the Operating Agreement that pertain to Warrants, Warrant holders, Class C Units and Class C Unit holders may not be amended without the prior written consent of Warrant holders representing more than 2/3 of the Class C Units purchasable on exercise of such Warrants.

The Class C Units

Upon proper exercise of a Warrant, the Company will admit the Warrant holder as a Class C Member of the Company, and, if requested, provide a certified written statement setting forth such member's percentage interest in the Company.

The Company has issued a total of 104,150 Units, currently comprised of 35,914 Class A Units and 68,236 Class B Units. Upon each exercise of a Warrant, the number of Units and percentage interests of the Class A and Class B Members shall be proportionately reduced, and the total number of Units shall remain 104,150 (See, "Proforma Ownership and Dilution" below).

The holders of Class C Units shall have voting rights proportionate to such member's percentage interest in the Company. Any matter requiring a vote of the Members shall be decided by an affirmative vote in favor of such matter by those Members holding, in the aggregate, more than fifty-percent (50%) of all percentage interests outstanding. If all of the Warrants are exercised, the holders of Class C Units will comprise 53% of the percentage interests of the Company. The Operating Agreement may be amended only if such amendment is in writing and is signed by Members of each class of Members holding at least two-thirds (2/3rds) of the Units held by such class.

The Board of Managers is comprised of five individuals: 2 appointed by the Class A Member, 2 appointed by the Class B Members, and 1 appointed by Noyes, until December 31, 2022, provided, however, that if on December 31, 2022 the initial Class C Members hold, in the aggregate, 30% or more of the Units, such expiration date shall be automatically extended until the first date the initial Class C Members cease to hold, in the aggregate, at least 15% of the Units. The Members holding a majority of the percentage interests may remove a Manager for gross negligence, willful misconduct, fraud or breach of this Agreement, if such breach remains uncured for 30 days after written notice to such Manager by such majority Members.

If and when declared by the Board of Managers of the Company, distributions of cash from operations will be made to the Members as follows (subject to limitations by any applicable credit facility or other debt financing documents): first, available cash will be distributed to the holders of Class A Units and Class B Units until they have received a preferred return of 9% (calculated as simple interest) on their capital contribution; second, available cash will be distributed to the holders of Class A Units and Class B Units until they have received a return of their capital contributions; and, third, available cash will be distributed to the holders of all classes of units (Class A, Class B, and Class C) in accordance with their relative percentage interests.

Upon certain liquidating events, including dissolution, termination of the Company, a sale of substantially all of the assets of the Company, and after payment of, or adequate provision for, the debts and obligations of the Company, and after payment of all unpaid preferred return of 9% (calculated as simple interest) to the holders of Class A Units and Class B Units, available cash is distributed first to the Members to reduce their positive capital account balances to zero, and then to the holders of all classes of units (Class A, Class B and Class C) in accordance with their relative percentage interests.

USE OF THE PROCEEDS

The Offering

The following table sets forth the estimated net proceeds from the Offering (at the minimum and the maximum levels):

	Minimum	Maximum
Gross Proceeds:	$2,250,000	$2,500,000
Placement Agent Fee[4]	$157,500	$175,000
Offering Expenses[5]	$35,000	$35,000
NET PROCEEDS	$2,057,500	$2,290,000

It is anticipated that the net proceeds from the Offering will be applied as follows (at the minimum and maximum levels):

	Minimum	Maximum
Sponsor Equity for Bank Loan	$1,866,250	$2,077,500
Establishment of Separate Account Informally Reserved for Interest Payments on Debentures and Bank Loan for 12 Months	$191,250	$212,500
TOTAL USES OF PROCEEDS	$2,057,500	$2,290,000

Total Project

The following table sets for the estimated total use of funding for the Project, including the proceeds of the Offering and the Bank Loan:

Project Costs:	
Real Estate	$640,000
Hard Costs	$7,340,000
Soft Costs	$1,789,100
Initial Operating Capital	$1,445,000
TOTAL	$11,214,100

[4] Does not include Warrants issued to Noyes and may overstate fees due to "friends and family" discounted fee rate. See "Placement Agent".

[5] Represents estimated expenses that the Company will incur to reimburse the Placement Agent for its counsel fees and other expenses and for printing. Does not include professional expenses of the Company.

PRO FORMA BALANCE SHEET

The following presents the Company's balance sheet as of November 1, 2012 (actual) and the Company's (consolidated with the wholly-owned Real Estate Subsidiary balance sheet as of December 1, 2012, on a pro forma basis as if the Company had borrowed the Bank Loan, and had issued and sold the maximum $2,500,000 of Debentures, all as of December 1, 2012. The historical balance sheet and the pro forma adjustments to it has been prepared by the Company without audit and without any review by any independent accountant.

Assets

	November 1, 2012	Pro Forma
Current:		
Cash	$0	$1,192,500
Proceeds of Members' Contributions	$0	$870,000
Proceeds of Offering, less expenses and payments[6]	$0	$2,290,000
Total Current	$0	$4,352,500
Land, building and equipment:		
Land[7]	$0	$640,000
Construction in progress[8]	$0	$15,000
Total land, building and equipment	$0	$655,000
Total assets	$0	$5,007,500
Liabilities[9] and Members' Equity		
Current liabilities:		
Due to Leo Brown Group	$0	$15,000
Total current liabilities	$0	$15,000
Other liabilities:		
Note payable, Bank Loan	$0	$1,832,500
Debentures, Net of Discount	$0	$2,500,000
Total other liabilities	$0	$4,332,500
Total liabilities	$0	$4,347,500
Equity:		
Members' contribution[10]	$0	$870,000
Net Loss (cost of offering)	$0	($210,000)
Total Equity	$0	$660,000
Total liabilities and members' equity	$0	$5,007,500

[6] Represents gross proceeds of $2,500,000, less estimated Placement Fee to Noyes of $175,000 and other estimated fees and payments (See "Use of Proceeds").
[7] Represents the cost of land at time of loan closing (See "The Project – The Real Estate").
[8] Includes appraisal fee paid by Leo Brown Group, LLC to be reimbursed by Reagan Park Senior Living, LLC
[9] The Company will obtain a construction loan in the amount of approximately $8,406,000, which will be subject to disbursements during the construction of the Senior Living Facility
[10] Members' equity consists of 104,150 Units issued and outstanding and 50,000 Units reserved for issuance pursuant to Warrants issued to Debenture purchasers (50,000) and to the Placement Agent (5,200) at the closing of the Offering (pro forma).

PROJECTED FINANCIAL INFORMATION

Projected Financial Information

THE COMPANY'S PROJECTIONS OF OPERATING EXPENSES, INCOME, OCCUPANCY AND CASH FLOW OF THE SENIOR LIVING FACILITY ARE ATTACHED HERETO AS EXHIBIT E (THE "COMPANY'S PROJECTIONS"). THE COMPANY'S PROJECTIONS ARE NOT BASED ON DEMONSTRATED PERFORMANCE AND DO NOT COMPLY WITH PUBLISHED GUIDELINES OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESS OF THE COMPANY, WHICH, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES THAT MAY BE BEYOND THE CONTROL OF THE COMPANY.

THE COMPANY'S PROJECTIONS ARE ONLY AN ESTIMATE OF FUTURE RESULTS, AND ACTUAL RESULTS LIKELY WILL VARY FROM THE COMPANY'S PROJECTIONS, AND SUCH VARIATIONS MAY BE MATERIAL AND SIGNIFICANT. CONSEQUENTLY, THE INCLUSION OF THE COMPANY'S PROJECTIONS HEREIN IS NOT A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE COMPANY'S PROJECTIONS WILL BE ACHIEVED. PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE COMPANY'S PROJECTIONS. THE COMPANY'S PROJECTIONS SHOULD BE READ IN CONJUNCTION WITH THE RISK FACTORS CONTAINED IN THIS OFFERING CIRCULAR AND OTHER SECTIONS APPEARING ELSEWHERE IN THIS OFFERING CIRCULAR.

PRO FORMA OWNERSHIP AND DILUTION

The Company's pro forma net tangible book value as of November 15, 2012, after giving effect to the issuance of the Debentures at the maximum offering level and to certain issuances of Units during November 2012, would be $870,000, or $8.35 per Unit for each of the 104,150 Units then issued and outstanding. See "Pro Forma Balance Sheet."

Net tangible book value dilution per Unit to purchasers of the Warrant Units represents the difference between the amount paid by purchasers upon exercise of a Warrant and the pro forma net tangible book value per Unit immediately after the exercise of the Warrants.

After giving effect on a pro forma basis as of November 15, 2012, to the issuance of 55,200 Warrants in this Offering (including the 5,200 Warrants issued to the Placement Agent) and assuming on a pro forma basis that the holders of all 55,200 of such Warrants immediately exercised their Warrants to purchase Units on November 31, 2012 by paying to the Company the cash exercise price of fifty dollars ($50) per Unit ($2,760,000 cash purchase price in the aggregate), the Company's pro forma net tangible book value as of November 31, 2012 would increase by $2,760,000 to $3,630,000, and the pro forma net tangible book value per Unit (on the basis of the number of outstanding Units of 104,150) would correspondingly increase to $34.85 per Unit. These calculations are illustrated in the following table:

	Prior to Exercise	After 100% Exercise	Difference
Book Value	$870,000	$3,630,000	$2,760,000
Book Value Per Unit	$8.35	$34.85	$26.50

This would represent an immediate increase in net tangible book value of $26.50 per Unit to the existing Members as of November 31, 2012, and an immediate dilution in net tangible book value of $15.15 per Unit to new investors in this Offering who exercised their Warrants.

There exists a disparity in the price per Unit paid by the members of each respective class. As of the date of this Offering, the Class A Member will receive approximately 38,308 Units in exchange for cash and expenditures paid on behalf of the Company totaling $320,000 and its guarantee of the Bank Loan. This translates to a cash price per Unit of $8.35 for the Class A Member. The Class B Members, collectively, will receive 65,842 Units in exchange for $550,000 and their guarantee of the Bank Loan. This translates to a cash price per Unit of $8.35 for the Class B Members. Assuming on a pro forma basis that the holders of all 55,200 Warrants in this Offering immediately exercised their Warrants to purchase Units, thus diluting the Class A Member and Class B Members, the Class A Member would retain 18,005 Units, and the Class B Members would retain 30,945 Units. The resulting cash price per Unit for Class A and Class B would effectively be $17.77.

The following tables identify the Members of the Company as of July 1, 2012, including their contributions to the Company for which they have acquired their Units, and the pro forma effect on their percentage ownership interests in the Company assuming the full exercise of all 55,200 Warrants that might be issued pursuant to this Offering.

Pro Forma Unit Holders
with 100% Exercise of Warrants

Title of Class	Name	Consideration	Existing Units[11]	Existing Ownership	Pro Forma Units	Pro Forma Ownership
Class B	Wagner Reese Properties, L.L.C. 11939 N. Meridian St., Carmel, IN 46032	Contribution of cash in the amount of $300,000 and guarantee of Bank Loan	35,914	34%	16,879.31	16.21%
Class B	GLF Realty, Inc. 2627 N. Emerson Ave, Indianapolis, IN 46218	Contribution of cash in the amount of $250,000 and guarantee of Bank Loan	29,928	29%	14,066.09	13.51%
Class A	LBG Reagan Park, LLC 301 E. Carmel Dr., Suite C300 Carmel, IN 46032	Contribution of cash and expenditures on behalf of the Company in the amount of $320,000 and guarantee of Bank Loan	38,308	37%	18,004.6	17.29%
Class C	**NEW INVESTORS WARRANTS**	Contribution of cash equal to $50 per Unit	**N/A**	**N/A**	**50,000**	**48%**
Class C	**NOYES WARRANTS**	Contribution of cash equal to $50 per Unit	**N/A**	**N/A**	**5,200**	**5%**
		Totals:	**104,150**	**100.00%**	**104,150**	**100.00%**

[11] For a discussion of the difference of each class of Units, see "The Company – Governance".

In the event that less than all of the Warrants are exercised, the immediate dilution in net tangible book value per Unit to investors converting Warrants will be even greater. For example, after giving effect to the sale of 55,200 Warrants in this Offering as of November 15, 2012, and the immediate exercise of only fifty percent (50%) of such outstanding Warrants held by the purchasers of the Debentures and the immediate exercise of only fifty percent (50%) of such outstanding Warrants held by Noyes into Units upon the payment of fifty dollars ($50.00) per Unit, the Company's pro forma net tangible book value as of November 15, 2012 would be increased by $1,380,000 to $2,250,000, and the pro forma net tangible book value per Unit (on the basis of the number of outstanding Units of 104,150) would have correspondingly increased to $21.60 per Unit. These calculations are illustrated in the following table:

	Prior to Exercise	After 50% Exercise	Difference
Book Value	$870,000	$2,250,000	$2,760,000
Book Value Per Unit	$8.35	$21.60	$13.25

This would represent an immediate increase in net tangible book value of $13.25 per Unit to the existing Members as of November 15, 2012, and an immediate dilution in net tangible book value of $28.40 per Unit to new investors in this Offering who exercised their Warrants. The impact upon percentage ownerships of investors in the outstanding Units upon such a scenario is shown by the table that follows:

Pro Forma Unit Holders
Example with Partial Exercise of Warrants

Title of Class	Name	Consideration	Existing Units	Existing Ownership	Pro Forma Units	Pro Forma Ownership
Class B	Wagner Reese Properties, L.L.C. 11939 N. Meridian St., Carmel, IN 46032	Contribution of cash in the amount of $300,000 and guarantee of Bank Loan	35,914	34%	26,396.55	25.34%
Class B	GLF Realty, Inc. 2627 N. Emerson Ave, Indianapolis, IN 46218	Contribution of cash in the amount of $250,000 and guarantee of Bank Loan	29,928	29%	21,997.13	21.12%
Class A	LBG Reagan Park, LLC 301 E. Carmel Dr., Suite C300 Carmel, IN 46032	Contribution of cash and expenditures on behalf of the Company in the amount of $320,000 and guarantee of Bank Loan	38,308	37%	28,156.32	27.03%
Class C	**NEW INVESTORS WARRANTS**	Contribution of cash equal to $50 per Unit	**N/A**	**N/A**	**25,000**	**24%**
Class C	**NOYES WARRANTS**	Contribution of cash equal to $50 per Unit	**N/A**	**N/A**	**2,600**	**2.5%**
		Totals:	**104,150**	**100.00%**	**104,150**	**100.00%**

CONFLICTS OF INTEREST

Thomas C. Smith owns 50% of the membership interest of Leo Brown Group, LLC which owns 80% of the membership interest in LBG Reagan Park, LLC. LBG Reagan Park, LLC currently owns 37% of the membership interest in the Company. Smith will serve on the Company's Board of Managers, and as CEO of the Company. Smith is providing a personal guarantee on the Bank Loan. See "the Project -- Bank Loan". Leo Brown Group, LLC also owns 63% of LBG Management, LLC, which owns 50% of Traditions Management, LLC, who will serve as the management company for the Senior Living Facility. Smith also owns 50% of the membership interest in Grand Industrial, LLC, who will serve as the General Contractor for the Senior Living Facility, receiving a construction fee for constructing the Senior Living Facility. Conflicts of interest may arise among Smith, LBG, the Management Company, the General Contractor and the Company.

Stephen M. Wagner is an owner of Wagner Reese Properties, LLC which has a substantial ownership interest in the Company, and Stephen will serve on the Company's Board of Managers. Additionally, Wagner Reese Properties, LLC owns 25% of the Management Company, Traditions Management, LLC. Stephen is providing a personal guarantee on the Bank Loan. See "the Project -- Bank Loan". Conflicts of interest may arise among Stephen, Wagner Reese Properties, LLC, and the Company.

Michael R. Wagner is an employee of Leo Brown Group, LLC which has a substantial ownership interest in the Company (through LBG Reagan Park, LLC), and Michael is an owner of LBG Reagan Park, LLC, which has direct ownership in the Company. Michael also owns 5% of LBG Management, LLC, which owns 50% of Traditions Management, LLC, who will serve as the management company for the Senior Living Facility. Michael is providing a personal guarantee on the Bank Loan. See "the Project -- Bank Loan". Conflicts of interest may arise among Michael, LBG, LBG Reagan Park, LLC, LBG Management, LLC, Traditions Management, LLC and the Company.

Greg Fuller is an owner of GLF Realty, Inc. which has a substantial ownership interest in the Company, and Greg will serve on the Company's Board of Managers. Additionally, GLF Realty, Inc. owns 25% of the Management Company, Traditions Management, LLC. Greg is providing a personal guarantee on the Bank Loan. See "the Project -- Bank Loan". Conflicts of interest may arise among Greg, GLF Realty, Inc., and the Company.

It is anticipated that Grand Industrial, LLC will be engaged as the General Contractor, and it has common ownership with Leo Brown Group, LLC. The General Contractor will receive a fee in the approximate amount of $367,000 for constructing the Senior Living Facility. The Company believes this fee to be reasonable for the work to be performed. Additionally, since the agreement with the General Contractor will be a fixed price contract, the General Contractor may receive the benefit of any cost savings associated with the construction of the Senior Living Facility.

Leo Brown Group, LLC, as the developer of the Senior Living Facility, is receiving a fee in the amount of $450,000 for providing development services to the Company. See "The Project – The Real Estate".

In connection with the Offering, the Placement Agent will receive a 7% placement fee in cash, except that the placement fee will be 4% with respect to gross proceeds (up to $450,000.00) from investors who are referred by the Company (*i.e.*, "friends and family"). In addition, the Placement Agent will receive Warrants entitling the Placement Agent, or its assignees, to purchase up to 5,200 Units of the Company at a price of $50.00 per Unit on or before December 31, 2022. The Placement Agent also will have the right, under the Operating Agreement to appoint, remove and replace one member of the Board of Managers for a period of approximately ten years, and perhaps longer. See "The Company - Governance". Conflicts of interest may arise between the Placement Agent's designee and the Company.

INDEMNIFICATION

Officers and managers of a limited liability company such as the Company owe certain duties to the company they serve in connection with the use of its assets. Officers and managers are fiduciaries, and as such are under obligations of trust and loyalty to the company and members to act in good faith and for the best interest of the company and its members, with due care and diligence. A Member who believes an officer or manager of the Company has breached these duties and responsibilities may be entitled to bring an action on behalf of himself and other similarly situated members as a representative thereof (a class action) to recover damages for the breach of fiduciary duty, or on behalf of the Company (a derivative action). The burden of proving such a breach, and all or a portion of the expense of such lawsuit would have to be borne by the member or members bringing such actions. The matter of fiduciary responsibilities of officers and managers is a continually developing area of the law and investors who have questions concerning the duties of officers and managers of the Company should consult their own legal counsel.

Notwithstanding the foregoing, the Company, pursuant to the provisions of Operating Agreement, has agreed to indemnify its officers and managers for any personal liability or expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, whether brought by a Member or any other party. The provisions of the Articles and Operating Agreement will permit the Company to advance monies for these purposes to the individuals involved, prior to final resolution of any changes or proceedings. However, the Company has no obligation to make such advances or provide indemnity if the Company determines that such individual acted in bad faith or in wanton disregard of the best interests of the Company or had reasonable cause to believe such individual's conduct was unlawful or improper. As a practical matter, such a determination would be made by the Board of Managers. The Company is also authorized to purchase insurance coverage against potential claims against its officers and/or managers, although such insurance may not at all times be available to the Company at a reasonable price.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company may indemnify its managers, officers of persons controlling the Company to the greatest extent permitted by relevant law.

FEDERAL INCOME TAX MATTERS

PROSPECTIVE PURCHASERS OF THE DEBENTURES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE DEBENTURES AND ANY UNITS THAT MAY BE ACQUIRED AS A RESULT OF THE EXERCISE OF A WARRANT. NOTHING IN THIS OFFERING CIRCULAR SHALL BE DEEMED TAX OR LEGAL ADVICE BY THE COMPANY, ITS MANAGERS, ITS MEMBERS OR ITS COUNSEL. ANY FEDERAL TAX DISCUSSION CONTAINED IN THIS OFFERING CIRCULAR, INCLUDING ANY ATTACHMENTS, WAS WRITTEN IN CONNECTION WITH THE OFFERING AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANYONE FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED BY THE FEDERAL GOVERNMENT.

General

The following discussion summarizes certain material federal income tax aspects of the purchase, ownership and disposition of the Debentures, Warrants, and the Units. This summary applies only to initial purchasers of the Debentures who hold them as capital assets, and not to other special classes of holders such as banks, life insurance companies, dealers in securities, and tax-exempt organizations. Also, this discussion describes the tax consequences to a United States holder, except a brief comment about Debentures held by a non-United States holder is separately stated below.

This summary is based upon the Internal Revenue Code of 1986, as amended (the "**Code**"), the regulations thereunder, published administrative rulings, and judicial decisions in effect on the date of this Offering Circular. No assurance can be given that future legislative or administrative changes or court decisions will not significantly modify the statements expressed in this Offering Circular. Any such changes may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes.

Tax Treatment of Holders of Debentures

Payments of Interest. Interest on a Debenture will be taxable to you as ordinary income at the time you receive it or when it accrues, in accordance with your regular method of accounting for tax purposes. In addition, you will be required to report as income each year a portion of the Original Issue Discount as explained below. Also, see "Risk Factors – Values Assigned to Debenture and Warrant".

Sale, Exchange or Redemption of the Debentures. The Company does not plan to register the Debentures and does not expect a public market to exist for the Debentures, but if you do transfer your Debentures, you will generally recognize gain or loss on the sale, exchange, or redemption of your Debentures equal to the difference between the amount you realize on the sale, exchange or redemption minus your tax basis in your Debentures. For this purpose, the initial tax basis in your Debentures is equal to the purchase price paid for the Debentures less the amount of such purchase price, if any, allocated to the Warrants attached to the Debentures. Your tax basis will be reduced by amounts of principal repaid to you by the Company. Also for the purpose of recognizing gain, the amount realized does not include any amount attributable to accrued but unpaid interest. Amounts attributable to accrued interest will, instead, be treated as interest as described under the section above called "Payments of Interest" to the extent not previously included in your income for tax purposes. Any gain or loss you recognize on the sale, exchange or redemption of your Debentures will be capital gain or loss if the Debentures are held by you as an investment and will be long-term capital gain or loss if you held the Debentures for more than one year.

Long term capital gain is now generally taxed at a maximum rate of 15% where property is held for more than one year. This long-term capital gains rate, which reflects a reduction from the prior maximum rate of 20%, is scheduled to expire after 2012.

While the Company intends to repay the Debentures in full, in the event such payment in full is not made, the resulting loss would likely be treated as a capital loss, rather than a deduction against ordinary income.

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States Holder, the Company is required to report to the Internal Revenue Service all payments of principal and interest on your Debentures and the proceeds of the sale or redemption of a Debenture before maturity within the United States. Additionally, backup withholding at a rate of 28% (increasing in 2013) will apply to such payments if you fail to provide an accurate taxpayer identification number or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your United States federal income tax return. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a United States holder of Debentures will be allowed as a credit against such United States holder's federal income tax liability and may entitle such person a refund.

Original Issue Discount. Original issue discount ("**OID**") is a form of taxable interest that must be reported on your tax return. The Debentures are being issued for a lower price than its redemption price at maturity (because of the cost of the accompanying Warrant). Part of the original issue discount (the amount that it increases in value each tax year towards maturity) must be included in your taxable income as interest on your tax return. You report OID as it accrues, whether or not you receive any taxable interest payments from the Company. Please consult with your tax advisor to properly account for OID during the term of the Debenture. The Placement Agent and the Company have allocated 2% of the Purchase Price of the Securities to the Warrants, therefore the Company expects to take the position that the total OID on the Debentures is 2% of the principal amount. This allocation is not binding on the IRS, and the IRS may determine that the allocation should be different. (See "Risk Factors – Values Assigned to Debenture and Warrant")

Tax Treatment of Holders of Warrants and Units (if Warrants are Exercised)

Exercise of Warrant; Sale, Exchange or Redemption of Units. Upon your exercise of any Warrant, your initial tax basis in the Units received will equal the Warrant exercise price you pay to the Company (plus any amount of your original subscription price paid for the Debentures and Warrants that is allocated to the Warrants, which the Company has fixed at 2% of the total investment). Because the Company is structured to be treated as a partnership for federal tax purposes, your initial tax basis in any Units acquired will be adjusted as described in the section below called "Taxation on Account of Company Operations".

While the Company does not plan to register the Units and does not expect a public market to exist for the Units, if you do transfer your Units, you will generally recognize gain or loss on the sale, exchange, or redemption of your Units equal to the difference between the amount you realize on the sale, exchange or redemption minus your tax basis in your Units (as such basis is described in the immediately preceding paragraph). Such gain or loss will generally be treated as capital gain or loss (except to the extent the Company has certain "unrealized receivables" and "inventory items" under Code §751), instead of ordinary income or loss. Your holding period of the Units received upon exercise (for the purpose of determining whether you will recognize long-term or short-term gain (or loss) upon the disposition of such Units) will begin to run on the date that you exercise the Warrant (that is, your holding period for the Units will *not* be tied to the holding period of your Debentures or Warrants in any way).

Taxation on Account of Company Operations. As a mere holder of Debentures and Warrants, the operations of the Company will not affect you from a tax standpoint. You will be affected taxwise, however, if you exercise any of the Warrants to acquire Units. The Company – being treated as a partnership for federal tax purposes – itself will not be subject to federal income tax. The Company, however, will file a tax return for each calendar year using its selected method of accounting. Each Member will be required to report on such Member's own income tax return the Member's share of the Company's income, gains, losses, deductions, tax credits, and tax preferences. The Company will provide pertinent tax information to Members for use in the preparation of Members' tax returns by March 15 after the close of each calendar year. Any undistributed profits or losses allocated to a member will increase, in the case of profits, and decrease, in the case of losses, a Member's tax basis for such Member's Units.

In summary, the income tax consequences of owning a Unit are as follows. The references to "you" assume that you have exercised Warrants to acquire Units.

- The Company projects to generate taxable income in the third year of operations. So, unless you exercise your Warrant prior to that time, you should not anticipate being able to write-off losses from a Unit against taxable income you may have from sources other than the Company. Even if you owned Units at a time when the Company generated tax losses, your ability to deduct such losses on your tax return is restricted by the "at risk limitations" and the rules governing "passive activity losses". You are urged *not* to invest in the Debentures or Units on the expectation of being able to use losses from the Company to reduce your income tax liability attributable to non-Company sources.

- Commencing with the third full year of operations, the Company expects to earn ordinary income from its operations. As noted above, if you become a member of the Company, you will report your share of the Company's income on your federal tax return (and, in most cases, on your applicable state tax return), even if you do not receive cash distributions related to such income. Generally, this will increase your tax liability. However, your ordinary income attributable to the Company will likely be "passive activity" income. This means that you may be able to offset such income with losses you may have from other, non-Company, passive activities. You should consult your tax advisor before relying on any such offsets.

- It is the Company's intent, to the extent of available funds, to make cash distributions to Unit holders in an amount at least equal to the income tax liability attributable to the Units. Cash distributions, however, are not guaranteed. So, it is possible that the Company will not be able to distribute sufficient funds to enable you to meet your tax obligations attributable to the Company.

- Each year that you report taxable income attributable to the Company, your tax basis in your Units is increased by that amount, but also decreased by the amount of any cash distributions you receive.

- To the extent cash distributions that you receive, if any, do not exceed your tax basis in your Units, the distribution, itself, will not be taxable, because, as discussed above, you will have already been allocated – and taxed as to – your share of the Company taxable income associated with the subject cash distribution.

- Generally, upon the dissolution and liquidation of the Company, you will recognize income only to the extent that the sum of the cash and the value of any property (subject to certain exceptions set forth in Code Section 731) distributed to you, plus your proportionate share of any then existing liabilities of the Company which are deemed relieved, including nonrecourse liabilities, exceeds your adjusted tax basis in your Units at the time of such dissolution and liquidation. Such transaction will be characterized, for tax purposes, in the same manner as would a sale of your Units (for purposes of determining whether or not the gain is capital gain).

Company Tax Elections, Information, and Procedures. The Code requires that the tax treatment of the Company items be determined at the Company level, rather than in separate proceedings with the Members. Thus, the availability and amount of tax deductions taken by the Company will depend not only on the general legal principles discussed herein, but also upon various determinations of the Board of Managers. Such determinations are subject to challenge by the IRS on factual or other grounds.

Under the procedures described above, each Member is required to treat Company items on the Member's return consistently with the treatment on the Company's return. Where such treatment is inconsistent, a statement must be filed by the Member identifying the inconsistency. If the consistency requirement is not satisfied, the IRS may assess a deficiency against the Member before audit proceedings are completed at the Company level.

LBG Reagan Park, LLC is designated as the "tax matters member" for the Company (the "**TMM**"), and, if that entity is unable or unwilling to serve in that capacity the Board of Managers will appoint a replacement TMM. The TMM is responsible for protecting the interests of the Company in the audit process. For example, the TMM is given the right, on behalf of the Company, to determine whether to challenge a final partnership administrative adjustment proposed by the IRS by initiating an action in the Tax Court, a federal district court, or the Claims Court. If the TMM determines not to challenge such administrative adjustment, a notice member or a notice group (as defined in the Code) may challenge it.

The TMM will have the authority and the responsibilities delegated and imposed under the Code. The Code gives the TMM the discretion to file suit in the Tax Court, a federal district court, or the Claims Court. Thus it is possible, although unlikely, that Members might be obligated to pay their shares of a tax deficiency prior to final judicial review in order for the Company to gain access to a forum believed to be more favorable to its position.

The procedures regarding the audit of limited liability companies are complex and cannot be described completely herein. Each Member is urged to seek the advice of his individual tax advisor with respect to those audit provisions.

The Code permits an entity taxed as a partnership to elect to adjust the basis of the entity's property on the transfer of an interest in such entity by sale or exchange or on the death of a person who holds an interest in such entity and on the distribution of property by the entity to a person (referred to as a "Section 754 election"). The general effect of such an election by the Company is that transferees of Units are treated, for purposes of depreciation and taxable gain, as though they had acquired a direct interest in the Company's assets. The Company intends to make a Section 754 election if such election is, in the opinion of the Board of Managers, beneficial to the Members. Elections made by the Company may not always be in the best interests of each particular Member of the Company.

The Company also may make various elections for federal income tax reporting purposes that could result in various items of income, gain, loss, deduction or credit being treated differently for tax purposes than for accounting purposes.

To the extent any Debentures are purchased through an IRA, the accompanying Warrant(s) shall be issued to a business trust of which the purchaser will be a beneficiary. The business trust intends to elect "C-Corporation" status for income tax purposes. Any Holder that is purchasing the Debentures through an IRA should consult with its tax advisor as to the consequences of the tax status of the business trust, and how it will affect their return upon exercise of the Warrant.

General Taxation of Non-United States Holders

Generally, backup withholding and information reporting will not apply to payments made to a non-United States holder if such holder provides the Company the certifications required to avoid such actions. It is the responsibility of any non-United States holder to contact the Company and provide such certifications. All non-United States holders are strongly urged to consult with their tax advisors regarding the purchase of Debentures and Warrants, but this is especially so if a nonresident alien individual is present in the United States for 183 days or more during the year, or if such a Member is engaged in the conduct of a United States trade or business, as special rules may apply.

STATE AND LOCAL TAXES

In addition to the federal income tax aspects described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. **Each investor is urged to consult the investor's own tax advisor to determine whether any particular state or locality will impose a tax upon the investor's share of the taxable income of the Company.** Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Members for state or local income tax purposes. In addition, Members may be taxed on income derived from sources within Indiana. Non-resident Members may wish to file state returns in Indiana even in years in which net losses are realized by the Company and there is not a requirement that returns be filed, in order to preserve such losses for future years if permitted under state law. The Company will advise each of its Members of the Member's share of Indiana income or loss to be reported. The Company may be required to withhold state taxes from distributions to Members in some instances. This Offering Circular makes no attempt to summarize all of the state and local tax consequences to an investor.

HOW TO INVEST

The Offering shall be available to potential investors until March 31, 2013 (such date, as it may be extended, the "**Expiration Date**"), provided, however, that the Company may, in its sole and absolute discretion, extend the Offering beyond the Expiration Date for an additional 90 days.

The Escrow Agent will hold, for the benefit of the subscribers, and will not deliver or pay to the Company, any subscription payments for the purchase of Securities until such time as the Escrow Agent has received good collected funds from subscribers from the sale of Debentures totaling at least $2,250,000.00 (the "**Minimum Offering Amount**"), and such subscriptions have been accepted by the Company. In the event that the Minimum Offering Amount is not subscribed for (and accepted by the Company) on or before the Expiration Date, the Escrow Agent will promptly return all collected funds, with interest, and subscription documents to the respective subscribers.

To subscribe, each investor must submit to the Placement Agent the investor's Subscription Agreement, together with good funds payable to the Escrow Agent equal to the purchase price for the Securities the investor desires to purchase. The Company reserves the right to reject (in whole or in part) any particular investor's subscription for any reason or for no reason. Upon the Company's review of such investor's Subscription Agreement, the Company may reject (in whole or in part) any particular investor's subscription for any reason or for no reason.

SELLING ARRANGEMENTS AND PLACEMENT AGENT

David A. Noyes & Company is acting as the exclusive placement agent for the Offering (the "**Placement Agent**") on a "best efforts" basis pursuant to that certain Placement Agency Agreement between the Company and David A. Noyes & Company dated December 3, 2012. David A. Noyes & Company is a licensed FINRA broker-dealer and is licensed in each state where the Securities are being offered and sold. As consideration for its services in connection with the Offering, the Placement Agent shall be entitled to receive, upon closing of this Offering, (i) a placement fee payable in cash in an amount equal to 7% of the purchase price of all Debentures sold, except that the fee will be 4% of the purchase price for Debentures sold to individuals referred by the Company (*i.e.*, "friends and family"), if any, up to a maximum of four hundred fifty thousand dollars ($450,000); and (ii) a Warrant entitling the Placement Agent to purchase up to 5,200 Units at a price of $50.00 per Unit. The Warrant issued to the Placement Agent shall have the same terms and conditions as the Warrants being issued to the investors in this Offering.

The Placement Agent Agreement contains other customary terms and conditions such as representations and warranties of the Company to the Placement Agent regarding various matters, including an indemnification obligation in favor of the Placement Agent and its affiliates for claims, costs, liabilities, fees and expenses arising out of the Offering. The Placement Agent will also be entitled to reimbursement of its reasonable out-of-pocket expenses (including legal fees and expenses) incurred in connection with this Offering (up to $35,000) and such other fees and expenses that are approved by the Company. The Placement Agent will also have the right to appoint, remove and replace, in its discretion, one member of the Company's Board of Managers, as more specifically described in Section 4.1(b) of the Operating Agreement.

NO PERSON OR ENTITY, OTHER THAN THE PLACEMENT AGENT, HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFERING CIRCULAR OR OTHERWISE APPROVED BY THE COMPANY, AND, IF SUCH INFORMATION OR REPRESENTATIONS ARE GIVEN, THEY MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

EXHIBIT A

REAGAN PARK SENIOR LIVING, LLC,
an Indiana limited liability company

SUBSCRIPTION DOCUMENTS

INSTRUCTIONS TO INVESTORS

AFTER YOU HAVE DECIDED TO SUBSCRIBE FOR DEBENTURES AND WARRANTS (THE "**SECURITIES**") OF REAGAN PARK SENIOR LIVING, LLC, AN INDIANA LIMITED LIABILITY COMPANY (THE "**COMPANY**"), PLEASE OBSERVE THESE INSTRUCTIONS:

A. Subscription Agreement

Complete and sign one "Subscription Agreement" attached as pages A-5 through A-10 together with the "Risk Acknowledgement" attached thereto as **Appendix 1**. PLEASE READ THE SUBSCRIPTION AGREEMENT AND RISK ACKNOWLEDGEMENT IN THEIR ENTIRETY. THEY CONTAIN VARIOUS STATEMENTS AND REPRESENTATIONS OF SUBSCRIBERS.

Debentures may be purchased in increments of $1,000.00, with a minimum principal amount per Debenture of $25,000.00 and a maximum principal amount per investor of $500,000.00.

B. Payment

Checks should be made payable to "Merchants Bank of Indiana" which is acting as escrow agent in connection with this Offering

Return (A) the Subscription Agreement together with the "Risk Acknowledgement" attached thereto as **Appendix 1**, and (B) the Payment to: John Reed, President — Investment Banking Division, David A. Noyes & Company, 250 W. 96th Street, Suite 300, Indianapolis, IN 46260.

All information is to be typed or printed in ink.

See Note 1 on page A-3 below if two or more individuals intend to jointly subscribe for the Securities.

See Note 2 on page A-3 below if a corporation, limited liability company, partnership or trust intends to subscribe for the Securities.

Note 1

SPECIAL INSTRUCTIONS FOR INDIVIDUALS PURCHASING SECURITIES JOINTLY

If two or more individuals jointly purchase Securities, each individual must sign a Subscription Agreement.

Note 2

SPECIAL INSTRUCTIONS FOR CORPORATIONS, LIMITED LIABILITY COMPANIES, PARTNERSHIPS AND TRUSTS

If the purchaser is a corporation, limited liability company, partnership, trust or other entity (the "**Entity**"), the following additional instructions must be followed. Information additional to that requested below may also be required in some cases.

I. Provide (a) a copy of the (i) articles or certificate of incorporation and by-laws, (ii) partnership agreement, (iii) articles of organization and operating agreement, or (iv) trust agreement, as the case may be; (b) a statement of the assets and liabilities of the Entity; and (c) appropriate resolutions authorizing the purchase of the Securities by the Entity.

II. An authorized officer, member, manager, partner or trustee must date, sign and fill in the Entity's name in the certificate on Page A-4 hereof.

OFFICER, MEMBER, MANAGER, PARTNER OR TRUSTEE CERTIFICATE

I hereby certify to Reagan Park Senior Living, LLC (the "**Company**") that:

(a) The Entity listed below has been duly formed, is validly existing and has full power and authority to invest in the Securities of the Company.

(b) The Entity's Subscription Agreement has been duly and validly authorized, executed and delivered by a duly authorized representative of the Entity and constitutes the valid, binding and enforceable agreement of the Entity.

Dated: ____________________

____

[Name of Entity]

By: ____________________________

Printed Name: ____________________

Title: ____________________________

SUBSCRIPTION AGREEMENT

Gentlemen:

The undersigned hereby subscribes for and agrees to purchase (i) a 9% unsecured debenture due December 31, 2017 in the principal amount set forth on the signature page of this Subscription Agreement (the "**Debenture**") of Reagan Park Senior Living, LLC, an Indiana limited liability company (the "**Company**") and (ii) a warrant to purchase the number of Class C Units set forth on the signature page of this Subscription Agreement (the "**Units**") of the Company for the exercise price of $50.00 per Unit (the "**Warrant**") (together, the Debenture, Warrant and Units are referred to herein as the "**Securities**"), on the terms and conditions hereinafter set forth. The undersigned acknowledges that for each $1,000 of Securities purchased, $980 shall be allocated to the cost of the Debenture, and $20 shall be allocated to the cost of the Warrant (which shall be the subscriber's basis in the Warrant), and the undersigned will be required to report the original issue discount (the difference between the cost of the Debenture and its value at maturity) relating to the cost of the Debenture on his, her or its tax returns over the term of the Debenture. The undersigned acknowledges and understands that the proceeds to the Company from the sale of the Securities will be used pursuant to the terms and conditions of that certain Offering Circular of the Company, dated ____________________, 2012 and the exhibits attached thereto and incorporated therein (the "**Offering Circular**"), a copy of which was delivered to and reviewed by the undersigned. *If the undersigned is purchasing the Securities through an Individual Retirement Account, please see the additional disclosure and execute this agreement on page A-9*.

The undersigned understands that investment in the Securities involves a high degree of risk and is suitable only for sophisticated investors. The undersigned further understands that the Securities (including the Units purchased by exercise of the Warrant) are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended ("**1933 Act**") and Regulation A of the Securities and Exchange Commission thereunder ("**Regulation A**"), and certain state securities laws or regulations, if not registered in such states. Accordingly, the undersigned hereby represents and warrants to the Company, and intends that the Company rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1. The undersigned has received and reviewed a copy of the Offering Circular.

2. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning (a) the Company; (b) the Debenture, the Warrant and the Units; (c) the Offering Circular; (d) the Company's Articles of Organization; (e) the Company's Operating Agreement; (f) the Company's financing, including, but not limited to, any appraisals and projections; and (g) any other information about the Company reasonably requested by the undersigned.

3. The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the Securities to the undersigned and at present was and is within the state of the undersigned's mailing address indicated on the signature page.

4. The undersigned agrees that, notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Indiana, without regard to principles of conflicts of laws.

5. Prior to the receipt of any Securities upon exercise of the Warrant, the undersigned agrees that the he, she or it shall execute and become a party to (a) any agreement, instrument or document as may be reasonably requested by the Company to evidence the purchase of the Units underlying the Warrant and the exercise of the Warrant, and (b) the Operating Agreement of the Company, a copy of which is attached to this Offering Circular as **Exhibit B** .

6. The undersigned understands that he, she or it has no right to require the Company to register the Securities or the Units under federal or state securities laws at any time.

7. The undersigned meets the suitability requirements set forth in the "Risk Acknowledgement" attached hereto as **Appendix 1**.

8. The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and promptly return the subscription proceeds with interest.

THE FOLLOWING ADDITIONAL REPRESENTATIONS ONLY APPLY TO RESIDENTS OF THE STATE OF FLORIDA. IF YOU ARE NOT A FLORIDA RESIDENT, PLEASE SKIP TO THE SIGNATURE PAGES.

1. The undersigned is purchasing the Securities for his, her or its own investment and not with a view to the distribution or resale thereof to anyone else.

2. The undersigned acknowledges that the Company has disclosed in writing to him, her or it that the transferability of the Securities (including any Units purchased upon the exercise of the Warrant) are severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period of time, since the Securities have not been registered under the 1933 Act or any state securities laws, and therefore cannot be offered or sold unless they are subsequently registered under such laws or an exemption from such registration is available.

3. The undersigned agrees that the Securities purchased (and any Units subsequently purchased upon the exercise of the Warrant) will not be sold, transferred, pledged or hypothecated without registration under the 1933 Act and any applicable state securities law, or until the undersigned has delivered an opinion of counsel satisfactory to the Company that such registration is not required in connection with any such transaction, if requested by the Company.

4. The undersigned has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of investment in the Securities (including the Units).

5. If the undersigned is an "accredited investor" as defined in Rule 501(a) promulgated under the 1933 Act, please check all of the following that apply:

☐ A natural person who had an individual income[1] in excess of $200,000 in each of the two (2) most recent years or joint income[2] with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

---

[1] For purposes of this item, "individual income" means adjusted gross income as reported for federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under § 103 of the Code; (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule F of Form 1040); (iii) any deduction claimed for depletion under §611 *et seq.* of the Code; and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of § 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

[2] For purposes of this item, "joint income" means adjusted gross income as reported for federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under § 103 of the Code; (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule F of Form 1040); (iii) any deduction claimed for depletion under §611 c/ seq. of the Code; and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of § 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

☐ Any natural person whose individual net worth (or whose joint net worth with such person's spouse) as of the date such person's purchase of securities exceeds $1,000,000 (excluding in such calculation the value of such person's primary residence);

☐ A bank as defined in Section 3(a)(2) of the 1933 Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940, as amended, or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended, ("**ERISA**") if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors.

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ An organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000.

☐ A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

☐ An entity in which all of the equity owners are "accredited investors" as that term is defined in Regulation D under the 1933 Act.

☐ A director, executive officer, or manager of the Company, or director, officer, or managing member of the manager of the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the ___ day of _____________, 2012.

Principal Amount of Debentures Subscribed for: $____________________

No. of Units Purchasable by Warrant Exercise: ________________ (here insert the result of dividing the dollar amount of Debentures Subscribed by $50)

____
(Signature)

____
(Type or print name)

____
(Officer Title, if entity)

____
(Entity's Name, if applicable)

____
Residence or Principal Place of Business Address

____
City, State and Zip Code

____
Telephone Number

____
Social Security Number or Tax Identification Number

SIGNATURE PAGE FOR IRA INVESTORS

The undersigned is purchasing the Securities through his or her Individual Retirement Account ("**IRA**"), and acknowledges the following information in addition to the preceding:

1. The IRA named below (in lieu of receiving any direct interest in Warrants) will receive a beneficial interest in a business trust (the "**Trust**") to be established, organized and operated throughout its entire time exclusively at Company expense, and the Trust will hold the respective Warrant(s) accompanying the Debenture(s) in its legal name for the benefit of that IRA. The trustee will exercise the Warrant(s) at the direction of the IRA, in accordance with a trust agreement, which the IRA agrees to execute. For a more detailed discussion of the effect of investing through an IRA, please see "Description of the Offering – The Warrants" in the Offering Circular, and consult with your legal and tax advisor.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the ___ day of _____________, 2012.

Principal Amount of Debentures Subscribed for: $__________________

No. of Units Purchasable by Warrant Exercise through the Trust: _______________ (here insert the result of dividing the dollar amount of Debentures Subscribed by $50)

____
(Signature)

____
(Type or print name)

____
(Name of IRA:__________________________)

____
(Name of IRA Custodian:_________________)

____
Residence or Principal Place of Business Address

____
City, State and Zip Code

____
Telephone Number

____
Social Security Number or Tax Identification Number

This Subscription Agreement is accepted as of the _____ day of _________, 2012.

REAGAN PARK SENIOR LIVING, LLC

By: ______________________________

Printed: ______________________________

Title: ______________________________

APPENDIX 1

RISK ACKNOWLEDGEMENT

[BEGINS ON NEXT PAGE]

RISK ACKNOWLEDGEMENT

David A. Noyes & Company
250 West 96th Street, Suite 300
Indianapolis, IN 46260

To Whom It May Concern:

The undersigned hereby subscribes for and agrees to purchase (i) a 9% unsecured debenture due December 31, 2017 in the principal amount set forth on the signature page of the Subscription Agreement (the "**Debenture**") of Reagan Park Senior Living, LLC, an Indiana limited liability company (the "**Company**") and (ii) a warrant to purchase the number of Class C Units set forth on the signature page of the Subscription Agreement (the "**Units**") of the Company for the exercise price of $50.00 per Unit (the "**Warrant**") (together, the Debenture, Warrant and Units are referred to herein as the "**Securities**"), on the terms and conditions hereinafter set forth. The undersigned acknowledges that for each $1,000 of Securities purchased, $980 shall be allocated to the cost of the Debenture, and $20 shall be allocated to the cost of the Warrant (which shall be the subscriber's basis in the Warrant), and the undersigned will be required to report the original issue discount (the difference between the cost of the Debenture and its value at maturity) relating to the cost of the Debenture on his, her or its tax returns over the term of the Debenture. The undersigned acknowledges and understands that the proceeds to the Company from the sale of the Securities will be used pursuant to the terms and conditions of that certain Offering Circular of the Company, dated ____________________, 2012 and the exhibits attached thereto and incorporated therein (the "**Offering Circular**"), a copy of which was delivered to and reviewed by the undersigned.

The undersigned understands that investment in the Securities involves a high degree of risk and is suitable only for sophisticated investors. The undersigned further understands that the Securities (including the Units purchased by exercise of the Warrant) are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended ("**1933 Act**") and Regulation A of the Securities and Exchange Commission thereunder ("**Regulation A**"), and certain state securities laws or regulations, if not registered in such states. Accordingly, the undersigned hereby represents and warrants to the Company, and intends that the Company rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1. The undersigned has received and reviewed a copy of the Offering Circular.

2. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning (a) the Company; (b) the Debenture, the Warrant and the Units; (c) the Offering Circular; (d) the Company's Articles of Organization; (e) the Company's Operating Agreement; (f) the Company's financing, including, but not limited to, any appraisals and projections; and (g) any other information about the Company reasonably requested by the undersigned.

3. The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of

the Securities to the undersigned and at present was and is within the state of the undersigned's mailing address indicated on the signature page.

4. The undersigned agrees that, notwithstanding the place where the Subscription Agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Indiana, without regard to principles of conflicts of laws.

5. Prior to the receipt of any Securities upon exercise of the Warrant, the undersigned agrees that the he, she or it shall execute and become a party to (a) any agreement, instrument or document as may be reasonably requested by the Company to evidence the purchase of the Units underlying the Warrant and the exercise of the Warrant, and (b) the Operating Agreement of the Company, a copy of which is attached to the Offering Circular as **Exhibit B**.

6. The undersigned understands that he, she or it has no right to require the Company to register the Securities or the Units under federal or state securities laws at any time.

7. The undersigned recognizes that the Company shall have the right to reject the subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest.

8. The undersigned acknowledges a minimum of $85,000 in annual income or $250,000 Liquid Net Worth* excluding home and furnishings.

9. The undersigned represents that this illiquid investment does not exceed 10% of his, her or its Liquid Net Worth* nor does the total of his, her or its illiquid investments exceed 20% of his, her or its Liquid Net Worth*.

* (**Definition of Liquid Net Worth**: The part of an individual's net worth that can be readily turned into cash. Liquid Net Worth includes investments such as stocks and mutual funds, but does not include assets that are difficult to readily convert, such as real estate, furnishings or cars.)

Sincerely,

Signature: ____________________________

Signature: ____________________________

Acct#: ____________________________

INDS01 1366039v2

EXHIBIT B

AMENDED AND RESTATED OPERATING AGREEMENT

[BEGINS ON NEXT PAGE]

70

RECEIVED 02/23/2009 09:44 AM

APPROVED AND FILED
TODD ROKITA
INDIANA SECRETARY OF STATE
2/23/2009 9:44 AM

ARTICLES OF ORGANIZATION

Formed pursuant to the provisions of the Indiana Business Flexibility Act.

ARTICLE I – NAME AND PRINCIPAL OFFICE

REAGAN PARK SENIOR LIVING, LLC

ARTICLE II – REGISTERED OFFICE AND AGENT

Thomas C. Smith
14830 Bixby Drive, Westfield, IN 46074

ARTICLE III – GENERAL INFORMATION

Effective Date:	2/23/2009
What is the latest date upon which the entity is to dissolve?:	Perpetual
Who will the entity be managed by?:	Managers
Electronic Signature:	Thomas C. Smith

State of Indiana
Office of the Secretary of State

CERTIFICATE OF ORGANIZATION

of

REAGAN PARK SENIOR LIVING, LLC

I, Todd Rokita, Secretary of State of Indiana, hereby certify that Articles of Organization of the above Domestic Limited Liability Company (LLC) have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented confirms to law as prescribed by the provisions of the Indiana Business Flexibility Act.

NOW, THEREFORE, with this document I certify that said transaction will become effective Monday, February 23, 2009.


SEAL OF THE STATE OF INDIANA
1816

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, February 23, 2009

TODD ROKITA,
SECRETARY OF STATE

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

REAGAN PARK SENIOR LIVING, LLC,
an Indiana limited liability company

December 6, 2012

TABLE OF CONTENTS

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
REAGAN PARK SENIOR LIVING, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT ("Agreement"), dated and effective as of the 6th day of December 2012, is by and among the Persons listed in Schedule 1 hereto, which Persons constitute all of the Members of Reagan Park Senior Living, LLC, an Indiana limited liability company (the "Company").

RECITALS:

WHEREAS, the Company was organized on February 23, 2009, by Leo Brown Group, LLC, the sole member of the Company ("LBG"), for the purpose of owning and operating a senior living community on a certain parcel of real estate containing 7 acres located on West 10th Street (County Road 100), in Avon, Hendricks County, Indiana (the "Real Estate"); and

WHEREAS, LBG has transferred its interest in the Company to LBG Reagan Park, LLC, a subsidiary of LBG ("LBG Reagan Park"); and

WHEREAS, in connection with the admission of additional members as of the date hereof, LBG Reagan Park and such additional members desire to adopt this Agreement as the Operating Agreement for the Company, completely amending, restating and superseding the existing operating agreement of the Company (the "Existing Operating Agreement");

NOW, THERFORE, in consideration of the premises and the mutual promises herein contained, the Members hereby agree that the Existing Operating Agreement shall be, and it hereby is, completely amended and restated to read as follows:

SECTION 1

Definitions

As used herein:

"*5% Owner*" means a Member that owns and holds, directly or through Affiliates, five-percent (5%) or more of any class of the Units, determined on a fully-diluted basis.

"*Acceptance Notice*" has the meaning specified in Section 10.2(b)(iii).

"*Act*" means the Indiana Business Flexibility Act, IC 23-18-1-1, *et seq.*, as amended from time to time.

"*Additional Capital Contributions*" has the meaning specified in Section 4.4(c).

"*Adjusted Capital Account*" means (i) the Capital Account of a Member, increased by (ii) the amount of that Member's share of Minimum Gain (defined under Treasury Regulation §1.704-2(g)(1)), and increased further by (iii) the amount of that Member's share of Nonrecourse Debt Minimum Gain (defined under Treasury Regulation §1.704-2(i)(5)).

"*Affiliate*" means any Person who, directly or indirectly, Controls, is Controlled by, or is under common Control of such Person.

"*Agreement*" means this Amended and Restated Operating Agreement, as the same may be amended from time to time.

"*Allocation Year*" means (i) the period commencing on the Effective Date and ending on the December 31 next succeeding, (ii) any subsequent period commencing on January 1 and ending on the December 31 next succeeding, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Section 6.

"*Approval of the Members*" means, except as provided in this Agreement or by law, with respect to any matter requiring a vote of the Members, that such matter is approved by the affirmative voting in favor of such matter by Members having, in the aggregate, more than fifty-percent (50%) of all Percentage Interests outstanding.

"*Approved Sale*" has the meaning specified in Section 10.2(d)(i).

"*Articles*" means the Company's Articles of Organization filed February 23, 2009 in the Office of the Secretary of State of Indiana, as the same may be amended from time to time.

"*Available Cash*" means the aggregate amount of cash on hand or in the bank, money market or similar accounts of the Company from time to time derived from the business and operations of the Company: (i) after payment or provision for payment of all reasonable costs and expenses of operations; (ii) after payment or provision for payment of debt service (such as, but not limited to, regularly scheduled principal, interest, costs and expenses) relative to any Credit Facility or other indebtedness of the Company, including, without limitation, any Member Loans; and (iii) after taking into account any amount required or appropriate to establish, maintain and replenish Reserves.

"*Bank*" means Merchants Bank of Indiana, an Indiana financial institution.

"*Bank Loan*" means the financial accommodation to be provided the Company by the Bank, in the form of the Construction Loan, which shall be refinanced by the Mortgage Loan.

"*Board of Managers*" has the meaning specified in Section 8.1(a).

"*Capital Account*" means, with respect to any Member, the Capital Account maintained for such Person in accordance with the following provisions:

(i) To each Person's Capital Account there shall be credited such Person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to Section 6.4, and the amount of any Company liabilities assumed by such Person or that are secured by any Company property distributed to such Person.

(ii) To each Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses and any items in the nature of expenses or losses that are specially allocated pursuant to Section 6.4, and the amount of any liabilities of such Person assumed by the Company or that are secured by any property contributed by such Person to the Company.

(iii) In the event Units are transferred in accordance with this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units.

(iv) In determining the amount of any liability for purposes of subparagraphs (i) and (ii) and the definition of "Adjusted Capital Account," there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation §1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributions or distributed property or that are assumed by the Company or Members), are computed in order to comply with such Regulations, the Board of Managers may make such modification, provided that it is not likely to have a material adverse effect on the amounts distributed to any Person pursuant to Section 6.2 upon the dissolution of the Company. The Board of Managers shall also (i) make any adjustments that are necessary or appropriate to maintain equality between the aggregate Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(q) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulation §1.704-1(b), provided that, to the extent that any such adjustment is inconsistent with other provisions of this Agreement and would have a material adverse effect on any Member, such adjustment shall require the consent of such Member.

"*Capital Contribution*" means the total value of cash and the agreed fair market value of property (other than any unfunded Reimbursement Guarantee) contributed to the Company by each Member under Section 4.4 hereof. Any reference in this Agreement to the Capital

Contribution of a Member shall include all Capital Contributions made by any prior Member for the interest of such Member and shall be reduced by any distribution(s) to such prior Member in return of the Member's Capital Contribution(s) as contemplated by this Agreement.

"*Class A Member*" means LBG Reagan Park and any Substituted Member which succeeds to LBG Reagan Park's Class A Units.

"*Class B Capital Contributions*" means the Initial Class B Capital Contributions and any Additional Capital Contributions.

"*Class B Member*" means each Member designated as a Class B Member on Schedule 1 hereto and any Substituted Member which succeeds to the Units of such Class B Member.

"*Class C Member*" means each Member designated as a Class C Member on Schedule 1 hereto and any Substituted Member which succeeds to the Units of such Class C Member.

"*Code*" means the Internal Revenue Code of 1986, as amended, and as it may be further amended from time to time.

"*Company*" means Reagan Park Senior Living, LLC, an Indiana limited liability company.

"*Construction Loan*" means the loan being provided by the Bank for the stated purpose of financing the acquisition and construction of the Project, and in the amount of Eight Million Four Hundred Six Thousand Dollars ($8,406,000).

"*Control or Controlled*" means having the power to direct or influence the direction of the actions, management or policies of a Person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"*Co-Sale Interest*" has the meaning specified in Section 10.2(c)(iv)(A).

"*Co-Sale Notice*" has the meaning specified in Section 10.2(c)(i).

"*Co-Sale Right*" has the meaning specified in Section 10.2(c).

"*Credit Facility*" means, as the context may require, the (i) Bank Loan, (ii) the Reimbursement Obligation, and/or (iii) any institutional credit facility provided to the Company to reissue, replace, or refinance the Bank Loan or the Reimbursement Obligation, in whole or in part.

"*Debentures*" means the Company's 9% Unsecured Debentures due December 31, 2017 issued in the Noyes Offering, including any substitute or replacement Debenture.

"*Depreciation*" means, for each Allocation Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Allocation Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the later of the beginning of such Allocation Year or the date on which such asset was acquired, Depreciation shall be an amount that bears the same ratio to the then current Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Year bears to the then current adjusted tax basis, provided, however, that if the adjusted basis for federal income tax purposes of an asset at such time is zero, Depreciation shall be determined with reference to the then current Gross Asset Value using any reasonable method selected by the Board of Managers.

"*Effective Date*" means the date first written above.

"*Existing Operating Agreement*" has the meaning specified in the Recitals.

"*Expenses*" has the meaning specified in Section 13.1(h)(i).

"*Family Member*" means, with respect to a Member who is an individual, such individual's parent, spouse, sibling or lineal descendants (including legally-adopted descendants) of either the Member or the Member's spouse.

"*First Offer Period*" has the meaning specified in Section 10.2(b)(iii).

"*GAAP*" has the meaning specified in Section 5.1.

"*Gross Asset Value*" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Board of Managers;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (B) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company; and (C) the liquidation of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g), provided, however, that adjustments pursuant to clauses (A) and (B) above shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Board of Managers; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of "Profits" and "Losses" in this Section 1, provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent the Board of Managers determines that an adjustment pursuant to subparagraph (ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

(v) The initial Gross Asset Value of any asset acquired in a Company transaction shall be that asset's gross fair market value if such asset's valuation assigned for federal income tax purposes in such transaction differs from the valuation required to be used by generally accepted accounting principles.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraphs (i), (ii), (iv), or (v), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"*Indemnified Person*" has the meaning specified in Section 13.1(a).

"*Independent Third Party*" means any Person (i) who, immediately prior to the contemplated transaction, is not a 5% Owner, (ii) who is not an Affiliate or a Family Member of any such 5% Owner, or (iii) who is not a trust for the benefit of such 5% Owner or any of such 5% Owner's Affiliates or Family Members.

"*Initial Class B Capital Contributions*" has the meaning specified in Section 4.4(b).

"*Involuntary Transfer*" means any Transfer in which a Member is involuntarily deprived of any right, title or interest in or to any Unit, including without limitation, (i) any Transfer as a result of the death or incapacity of a Member, (ii) any seizure under levy or attachment or execution, (iii) for a Member who is an individual, any Transfer pursuant to a decree of divorce or an agreement of separation, (iv) any Transfer in connection with bankruptcy to a trustee in bankruptcy, receiver or other officer or agency, or in connection with any other court proceeding, and (v) any Transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property.

"*LBG*" has the meaning set forth in the Recitals.

"*LBG Reagan Park*" has the meaning set forth in the Recitals.

"*Liability*" has the meaning specified in Section 13.1(h)(ii).

"*Majority Members*" has the meaning specified in Section 10.2(d)(i).

"*Manager*" means each individual elected or appointed as a Manager in accordance with Section 8.1.

"*Member*" means the Persons identified on Schedule 1 hereto as members of the Company, as amended from time to time, and any New Member or Substituted Member.

"*Member Loans*" has the meaning specified in Section 4.3.

"*Missed Capital Contribution*" has the meaning specified in Section 4.4(f).

"*Mortgage Loan*" means loan being provided by the Bank for the stated purpose of refinancing the Construction Loan, and in the amount of Eight Million Four Hundred Six Thousand Dollars ($8,406,000).

"*New Allocation*" has the meaning specified in Section 6.6(b).

"*New Member*" means a Person admitted to the Company as a member pursuant to Section 4.2.

"*New Units*" has the meaning specified in Section 10.3(b).

"*Non-Contributing Member*" has the meaning specified in Section 4.4(f).

"*Noyes*" means David A. Noyes & Company, an Illinois corporation, its successors and assigns.

"*Noyes Nomination Rights Expiration Date*" means December 31, 2022 provided, however, that if on December 31, 2022 the initial Class C Members hold, in the aggregate, 30% or more of the Units, such expiration date shall be automatically extended until the first date the initial Class C Members cease to hold, in the aggregate, at least 15% of the Units.

"*Noyes Offering*" mean the Company's offering through Noyes, as exclusive placement agent, of up to $2,500,000 of its Debentures with detachable Warrants representing the right of the Warrant Holders thereof to purchase up to 50,000 Class C Units at fifty dollars ($50.00) per Unit at any time on or after December 31, 2015 and prior to 5:00 p.m. on December 31, 2022. In partial consideration for its services in connection with the offering, Noyes has received 5,200 Warrants which are in addition to the 50,000 which were issuable in the offering.

"*Offer Expiration Date*" has the meaning specified in Section 10.2(b)(vi).

"*Party*" has the meaning specified in Section 13.1(h)(iii).

"*Percentage Interest*" means, with respect to a Member, such Member's Units expressed as a percentage of all of the Units outstanding, and as reflected on Schedule 1 hereto, as the same may be adjusted from time to time in accordance with this Agreement.

"*Person*" means any individual, corporation, partnership, limited liability company, association, trust, organization, government, governmental agency, political subdivision, or other entity.

"*Pledge*" means, with respect to all or any portion of Units, to cause or permit such Units to be or become security or collateral for any liability, obligation or indebtedness of any Person.

"*Preferred Return*" means simple interest in an amount equal to nine percent (9%) per annum on the Class A Member's and Class B Members' Unreturned Capital Contributions, which shall accrue daily and not compound, commencing on the effective date of the applicable Capital Contribution and continuing through and including the return of the Class A Member's and Class B Members' Capital Contributions.

"*Proceeding*" has the meaning specified in Section 13.1(h)(iv).

"*Profits*" and "*Losses*" means, for each Allocation Year, an amount equal to the Company's taxable income or loss for such Allocation Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Year, computed in accordance with the definition of "Depreciation";

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Section 743(b) is required pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Unit, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding any other provision of this definition of "Profits" and "Losses," any items that are specially allocated pursuant to Section 6.4 shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Sections 6.4 shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

"*Project*" has the meaning specified in Section 3.1(a).

"*Pro Rata Share*" means, as to a Member at any time of determination, the proportion determined by a fraction, the numerator of which is such Member's unfunded principal share of the Reimbursement Guarantee set forth on Schedule 1 and the denominator is the aggregate unfunded principal amount of the Reimbursement Guarantee of all Members set forth on Schedule 1, at such time.

"*Real Estate*" has the meaning set forth in the Recitals.

"*Reimbursement Obligation*" means, as of any time of determination, the obligation of the Company then-extant to pay any Credit Facility according to its terms, including, but not limited to, the obligations to reimburse drawings under the Bank Loan, to pay interest thereon and to pay any fees or charges in connection therewith.

"*Reimbursement Guarantee*" means the undertakings of the Class B Members under any guarantees of the Reimbursement Obligation.

"*Remaining Members*" has the meaning specified in Section 10.2(b)(i).

"*Reserves*" means any reserves, as the Board of Managers determine, in their reasonable discretion and in good faith, taking into consideration the best interests of the Company, its businesses, and all of its Members, need to be set aside from time to time to provide for the business, working capital and other capital needs and requirements of the Company.

"*Sale of the Company*" means any transaction or series of transactions pursuant to which an Independent Third Party or group of Independent Third Parties acquires in the aggregate (i) Units representing more than 50% of the Percentage Interests; or (ii) all or substantially all of the Company's assets determined on a consolidated basis.

"*Second Offer Period*" has the meaning specified in Section 10.2(b)(v).

"*Second Transfer Notice*" has the meaning specified in Section 10.2(b)(iv).

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Substituted Member*" means a Person who becomes entitled to receive a share of the profits, losses and distributions of the Company by reason of such Person succeeding to the Unit of a Member by assignment of all or any part of a Member's Units and being admitted to the Company as a Member pursuant to the terms of this Agreement.

"*Tax Matters Member*" means the Company's "tax matters partner," as defined in Section 6321(a)(7) of the Code and designated in accordance with Section 5.4.

"*Transfer*" means any sale, assignment, transfer, hypothecation, gift, or other disposition of any Unit, including, without limitation, an Involuntary Transfer and a Pledge.

"*Transfer Notice*" has the meaning specified by Section 10.2(b)(ii).

"*Transferor*" has the meaning specified by Section 10.2(b)(ii).

"*Transferring Interest*" has the meaning specified by Section 10.2(b)(vi).

"*Treasury Regulations*" means the regulations promulgated pursuant to the Code by the United States Department of the Treasury.

"*Unit*" means a membership interest in the Company expressed in units, which includes all rights and interests of a Member in the Company in such Member's capacity as a member, as provided in this Agreement and under the Act and the Articles, such Member's voting rights and right to receive distributions, and the interest of such Member in the capital, profits and losses of the Company. The Units consist of Class A Units, Class B Units and Class C Units.

"*Unpaid Preferred Return*" means, as to a Class A Member or a Class B Member at any time of determination, such Member's unpaid Preferred Return, as the same shall have been reduced (but not below zero) prior to such time pursuant to Section 6.1(a).

"*Unreturned Capital Contributions*" means, as to any Class A Member or Class B Member at any time of determination, such Class A Member or Class B Member's Capital Contributions, as the same shall have been reduced (but not below zero) prior to such time pursuant to Section 6.1(b) or (c) or 6.2 (but without reduction by reason of any distributions made to such Class A or Class B Member pursuant to Sections 6.1(a)).

"*Warrant Holder*" means the registered holder of a Warrant from time to time, including, initially, Noyes.

"*Warrants*" means the Membership Interest Purchase Warrants issued under or in connection with the Noyes Offering which entitle the Warrant Holders to purchase in the aggregate 50,000 Warrant Units at an exercise price of fifty dollars ($50.00) per Unit on proper exercise thereof any time on or after December 31, 2015 and prior to 5:00 p.m. on December 31, 2022

"*Warrant Premium*" means any actual or implied option price or premium for issuance of a Warrant, including, without limitation, any issue price assigned to the Warrants (other than the Noyes Warrants) pursuant to Treasury Regulation § 1.1273-2(h). The Company and initial Warrant Holders (other than Noyes) have agreed that the Warrant Premium shall be $1.00 per Warrant Unit.

"*Warrant Unit*" means a Class C Unit purchasable on exercise of a Warrant.

SECTION 2

Name, Registered Office and Registered Agent

Section 2.1. Name. The Company shall conduct its business under the name of Reagan Park Senior Living, LLC or such other name as is determined by the Board of Managers.

Section 2.2. Registered Office and Registered Agent. The registered office and registered agent of the Company shall be as set forth in the Articles from time to time.

Section 2.3. Other Offices. The Company may have other offices at such other places within or without Indiana as the Board of Managers may determine.

SECTION 3

Purpose and Duration of the Company

Section 3.1. Purpose of the Company. The Company's business and purpose shall consist solely of the following:

(a) To engage, directly or indirectly, in the development, ownership, operation, leasing and management of a senior living facility upon the Real Estate to be known as "Reagan Park" to be developed and constructed by Reagan Park Senior Living, AL, LLC, financed by the Bank Loan on the Real Estate (the *"Project"*), pursuant to and in accordance with its Articles and this Agreement; and

(b) To engage in such other lawful activities permitted to limited liability companies by the applicable laws and statutes for such entities of the State of Indiana as are incidental, necessary or appropriate to the purpose set forth in clause (a).

Section 3.2. Duration of the Company. The Company's duration shall be as described in the Articles, or if not so described, perpetual.

SECTION 4

Members and Capital Contributions of Members

Section 4.1. Names and Addresses of Members. In accordance with Section 4.6 and Treasury Regulation 1.704-1(b)(2)(iv)(f), the Capital Accounts of the Members are restated in connection with the admission of the Class B Members in the manner set forth on Schedule 1 hereto. The Board of Managers shall update Schedule 1 from time to time as necessary to accurately reflect the names and addresses of the Members and their respective Percentage Interests. References in this Agreement to Schedule 1 shall refer to such schedule as amended from time to time.

Section 4.2. Admission of New Members.

(a) A Person may be admitted as a New Member only in accordance with this Section 4.2, and subject to Sections 10 and 12. Any attempted admission of a Person as a New Member made in violation of this Section 4.2 shall be null and void and of no force or effect.

(b) New Members who are purchasers of Class C Units upon proper exercise of a Warrant and execution of an addendum to this Agreement shall be automatically admitted as Members. All other New Members may be admitted only upon Approval of the Members and satisfaction of the following requirements:

(i) such admission of the New Member is either (A) specifically permitted by this Agreement, and then, only in strict accordance with the terms and conditions of this Agreement; or (B) such admission of the New Member and the Capital Contribution to be made by the New Member are approved by the Board of Managers;

(ii) such admission of the New Member is made (A) pursuant to an effective registration under the Securities Act and any applicable state securities laws, or (B) pursuant to an exemption from such registration and, if reasonably requested by the Company, a written opinion of legal counsel, who shall be reasonably satisfactory to the Company and its counsel, to the effect that the proposed admission of such New Member may be effected without registration under the Securities Act and that all applicable requirements of state securities laws have been met; and

(iii) the New Member shall have agreed in writing to be bound by this Agreement, including, in the case of a Transfer of Class B Units, the obligation then required of the holder of such Class B Units to furnish any Reimbursement Guarantee in connection with any Credit Facility.

(c) Subject to Section 4.5, upon the issuance of a Unit to a New Member, the Percentage Interest of each of the then existing Members shall be reduced proportionally by an amount equal to the Percentage Interest issued by the Company to the New Member. Schedule 1 hereto shall be amended to reflect the admission of the New Member pursuant to this Section 4.2(c).

Section 4.3. Member Loans. Loans by Members or their Affiliates to the Company ("*Member Loans*") shall not be considered Capital Contributions and shall not result in any increase in the Capital Account or Percentage Interest of the Member or Members making any Member Loan. No Member shall be permitted to make a Member Loan unless such Member Loan is approved by the Board of Managers. Nothing set forth herein, or in any other provision of this Agreement, shall limit the ability of the Company to obtain financing from an Independent Third Party, if such financing is approved by the Board of Managers.

Section 4.4. Capital Contributions.

(a) Class A Member. The Capital Contribution of the Class A Member shall be in the amount set forth on Schedule 1, such amount being recognized as a combination of cash and expenses paid on behalf of the Company by the Class A Member.

(b) Class B Members. The initial Capital Contributions of the Class B Members shall be in the cash amounts set forth aside their names on Schedule 1 (the "Initial Class B Capital Contributions").

(c) Reimbursement Guarantee. In addition, the Class A Member and Class B Members shall enter into a joint and several Reimbursement Guarantee with respect to the Credit Facilities; provided, however, a Class A Member or Class B Member shall not be deemed to have made any additional Capital Contribution by reason of such Reimbursement Guarantee until such time as such Member shall honor the Reimbursement Guarantee (to the extent of such honoring), or shall otherwise defray obligations in connection with Credit Facilities as hereinafter contemplated, by payment in cash. When, as and if a Member (i) so honors the Reimbursement Guarantee in whole or in part, (ii) pays or reimburses a Member as provided below, or (iii) pays or reimburses the fees or expenses of any Credit Facility as provided below, such Member shall be deemed to have made an additional Capital Contribution in like amount (an "*Additional Capital Contribution*"). As among the Company and the Members, the maximum Additional Capital Contribution obligation of a Member shall be limited to (i) in the case of any call on the Reimbursement Guarantee, such Member's Pro Rata Share of such call,

89

and (ii) in the aggregate, the amount set aside the name of such Member on Schedule 1 hereto. In no event shall the failure of the Company to pay any Credit Facility or the existence of Available Cash, including, without limitation, any Reserves, diminish the obligation of any Member to make any Additional Capital Contribution. Each Member hereby waives all statutory or common law rights of subrogation, reimbursement, contribution and indemnity against the Company and the Class A Member and other Class B Members with respect any amounts paid in respect of the Reimbursement Guarantee, except to the extent such payments by the Member exceed, in the aggregate, the Additional Capital Contribution required of such Member under this Section 4.4(c). The foregoing provisions shall apply with like effect to Credit Facilities other than the Bank Loan and the Reimbursement Obligation. If the Class A Member is required to undertake, either directly or indirectly, personal liability with respect to any Credit Facility, the Class B Members, according to their respective Pro Rata Shares, shall and hereby do indemnify, hold harmless and agree to defend the Class A Member from and against any liability, loss, cost or expense, including, without limitation, attorneys' fees and the costs of any proceedings, incurred or alleged to have been incurred as a consequence of such undertaking by the Class A Member. All fees and expenses, including, without limitation, legal expenses, incurred by the Class A Member in arranging the Bank Loan or any other Credit Facilities shall be paid or reimbursed by the Members according to the Pro Rata Shares, except to the extent, if at all, such fees and expenses are allowable under the Mortgage. Any amounts paid or reimbursed by the Class B Members to the Class A Member pursuant to this Section 4.4(c) shall be deemed Additional Capital Contributions by such Class B Members for all purposes of this Agreement but shall not result in any adjustment in the Percentage Interests. Any amounts not paid or reimbursed to a Member by the other Members pursuant to this Section 4.4(c) shall be deemed an automatic assignment of the Units of the defaulting Member(s), whereupon the non-defaulting Member shall have the same rights of a judgment creditor which has obtained a charging order pursuant to Section 23-18-6-7 of the Act until such time as the non-defaulting Member shall have received aggregate distributions in respect of the Units of the defaulting Member(s) equal to the original amount owed plus interest at the rate of 9% per annum. For purposes of this Section 4.4(c) and Section 4.4(e), any undertaking in connection with any Credit Facility by a principal or other Affiliate of a Member shall be deemed to be an undertaking by such Member, and the honoring of any such undertaking by any such principal or other Affiliate shall be deemed a Capital Contribution by such Member under Section 4.4(e) or shall entitle such Member to the rights, benefits, privileges and immunities afforded by this Section 4.4(c), as the case may be.

(d) Class C Members. The initial Capital Contribution of each Class C Member shall be fifty dollars ($50.00) per Class C Unit issued on exercise of a Warrant, or an aggregate amount of $2,760,000 assuming all Warrants are exercised. Warrant Premiums shall not constitute Capital Contributions by the Class C Members, entitle any Class C Member to any discount in or offset to its required Capital Contribution or to any refund of or credit to its Capital Account or otherwise give any Class C Member any rights as a Member or creditor of the Company other than the right to exercise its Warrants according to the terms thereof. Amounts paid by a Member pursuant to Section 4.4(c) or by a Class C Member on exercise of a Warrant shall not be considered an "additional" Capital Contribution pursuant to Section 4.4(e).

shall not be the basis for a Capital Account restatement pursuant to Section 4.6, and shall not result in any change in the Percentage Interests.

(e) Form of Capital Contributions. Except as provided in Sections 4.4(a), Section 4.4(b), Section 4.4(c), and Section 4.4(d) or otherwise approved by the Board of Managers, no Capital Contributions may be made other than in cash, and the Company shall not recognize as a Capital Contribution any Member's (i) unfunded Reimbursement Guarantee or other undertakings in connection with a Credit Facility, (ii) pledge of, or grant of a security interest in, any property of a Member to secure Reimbursement Obligation or other undertakings under a Credit Facility, or (iii) transfer to the Company of property other than cash, including any of such acts or transactions contemplated by Section 4.4(d). In the event that, with the approval of the Board of Managers, a Capital Contribution of property other than cash is made, the fair market value of such property, less the amount of liabilities assumed by the Company with respect to such property, at the time of such contribution shall be the amount of such Capital Contribution.

(f) Additional Capital Contributions; Default. Except as set forth in Sections 4.4(a), 4.4(b), 4.4(c), and 4.4(d) there shall be no mandatory capital calls, and no Member shall be obligated to make any additional Capital Contribution unless such capital call is approved by all of the Members. Any additional Capital Contributions permitted by this Agreement will cause each Member's Percentage Interest to be proportionately adjusted. Any additional Capital Contribution made by any Member without approval of all of the Members shall be deemed to be donated capital and shall not result in the adjustment of the Percentage Interests. If any capital call is duly made in accordance with this Section 4.4(f), the Members shall make their additional Capital Contributions in proportion to their respective Percentage Interests or according to such other arrangement as the Members may unanimously agree in writing. To the extent that any Member (a "*Non-Contributing Member*") fails to make any required additional Capital Contribution (a "*Missed Capital Contribution*") within ten (10) days of when due, the remaining Members shall have the right (within thirty (30) days thereafter) to make the additional Capital Contribution of the Non-Contributing Member in the proportion their respective Percentage Interest bears to the sum of all the Percentage Interests of all the remaining Members. The Percentage Interest of any remaining Member who makes all or a portion of any additional Capital Contribution (including all or a portion of the Missed Capital Contribution) shall be proportionately increased, and the Percentage Interest of the Non-Contributing Member shall be proportionately decreased based upon the aggregate value of the restated Capital Accounts as of the date such Capital Contribution is made.

(g) No Withdrawal of Capital Contributions. Except as is specifically provided in this Agreement or may be required by law, no Member shall have the right to withdraw the Member's Capital Contribution, or to receive any return or interest on any portion of the Member's Capital Contribution, or to demand and receive property of the Company or any distribution in return for such Capital Contribution.

Section 4.5. Units and Percentage Interests. The Company shall have 104,150 Units of all classes, which initially shall consist of 35,914 Class A Units and 68,236 Class B Units (subject to adjustment as provided below). The Company reserves and sets aside for issuance upon exercise of the Warrants 55,200 Class C Units. Except as may be required by law, Units will not be certificated; provided, however, that within five (5) business days following a written request by a Member, the Company will provide the requesting Member with a certified written statement setting forth such Member's Percentage Interest. The relative membership interests represented by the Units are expressed herein as Percentage Interests. Each Percentage Interest shall entitle the Member possessing it to:

(a) Subject to Section 6, an equal share per Percentage Interest in (i) the Company's Profits and Losses, (ii) non-liquidating distributions, and (iii) liquidating distributions; and

(b) An equal share per Percentage Interest in all other rights and interests of (i) a member in a limited liability company under the Act, (ii) a Member of the Company under the Articles, and (iii) except as otherwise expressly provided in this Agreement, a Member of the Company under this Agreement.

Upon each exercise of a Warrant, the number of Units and Percentage Interests of the Class A and Class B Members shall be proportionately reduced. Assuming full exercise of the Warrants, the Percentage Interests and the Units will be as set forth on Schedule 2 hereto.

Section 4.6. Capital Account Restatement. The Capital Accounts of the Members shall be restated in the event that additional Capital Contributions are made to the Company, Company property is distributed to a Member, a new Member is admitted to the Company, a Member withdraws from the Company, the Company is dissolved or in any other event as the Members deem appropriate. A Capital Account restatement shall be effected in such manner and at such time as required by Section 704(b) of the Code. The Capital Accounts shall be restated by (a) determining the fair market value of all Company assets (taking Section 7701(g) of the Code into account) as of the date of such restatement, (b) allocating any unrealized income, gain, loss or deduction inherent in such assets (that has not been reflected previously in the capital accounts) among the Members as if there were a taxable disposition of such assets for their fair market value as of the date of such restatement, (c) making any adjustment required in accordance with Treasury Regulation § 1.704-1(b)(2)(iv)(g) for allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such assets and (d) determining the Member's distributive share of depreciation, depletion amortization, and gain or loss, as computed for tax purposes, with respect to such assets so as to take into account the variation between the adjusted tax basis and book value of such property in the same manner as required by Section 704(c) of the Code.

SECTION 5

Accounting, Records and Information

Section 5.1. Records and Accounting. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, on an accrual basis, unless otherwise required by law, and in accordance with generally accepted accounting principles consistently applied ("*GAAP*"). The books and records of the Company shall reflect all Company transactions, shall be appropriate and adequate for the Company's business and shall be available for inspection by any Member at the principal office of the Company from time to time during normal business hours upon reasonable advance notice by such Member. Unless otherwise required by applicable law, the fiscal year of the Company for financial reporting and allocation purposes shall be the fiscal year ending December 31, and for federal income tax purposes shall be the calendar year.

Section 5.2. Accounting Decisions. All decisions as to accounting matters shall be made by the Board of Managers consistent with GAAP and any applicable regulations.

Section 5.3. Federal Income Tax Elections. The Board of Managers shall determine in all cases what elections for federal income tax purposes shall be made by the Company, including, without limitation, the following:

(a) To the extent permitted by applicable law and regulations, the Company may elect to use an accelerated depreciation method on each depreciable unit of the assets of the Company.

(b) In case of a Transfer of all or part of a Unit of any Member, the Company may elect, pursuant to Section 754 of the Code (or corresponding provision of future law), to adjust the basis of the assets of the Company in the manner provided in Section 734 of the Code for a distribution of property to a Member or Section 743 of the Code for a Transfer of Units.

Notwithstanding the foregoing, the Company shall not elect to be treated as an association taxable as a corporation, but shall maintain its status as a partnership for tax purposes for so long as it has more than one Member.

Section 5.4. Tax Matters Member. The initial Tax Matters Member of the Company shall be LBG Reagan Park or such other Member as the Board of Managers shall designate from time to time. In discharging its duties as Tax Matters Member, the Tax Matters Member will follow the direction of the Board of Managers.

SECTION 6

Distributions and Allocations

Section 6.1. Non-liquidating Distributions of Cash. After making the tax distributions provided in Section 6.5(c), Available Cash shall be distributed as follows:

(a) First, to the extent permitted under any Credit Facility, Available Cash shall be distributed to the Class B Members, according to the Class B Pro Rata Shares, and to the Class A Member, *pari passu*, until their relative Unpaid Preferred Returns immediately prior to such distribution have been fully paid;

(b) Second, to the extent permitted under any Credit Facility, Available Cash shall be distributed to the Class B Members, according to the Class B Pro Rata Shares, and to the Class A Member until their relative Unreturned Capital Contributions have been fully paid; and

(c) Third, to the extent permitted by under any Credit Facility, Available Cash shall be distributed to the Members, *pro rata*, in accordance with the Percentage Interests.

Section 6.2. Liquidating Distributions. Upon dissolution and termination of the Company, including a sale of substantially all of the assets of the Company constituting a Sale of the Company, after payment of, or adequate provision for, the debts and obligations of the Company (including all Member Loans, if any), and after the payment of all Unpaid Preferred Return, the remaining assets of the Company (or the proceeds of sales or other dispositions in liquidation of the Company's assets, as may be determined by the Board of Managers) shall be distributed to the Members first in accordance with remaining positive Capital Account balances and then, *pro rata*, in accordance with the Percentage Interests. Any distribution to a Member made under this Section 6.2 shall be made by the end of the Allocation Year of the "liquidation" of the Company, or, if later, within 90 days of such "liquidation," as such term is defined by Treasury Regulation §1.704-1(b)(2)(ii)(g), except as otherwise permitted by Treasury Regulation §1.704-1(b)(2)(ii)(b). No Member shall have any obligation to the Company, any other Member or any other Person to restore the deficit balance in such Member's Capital Account.

Section 6.3. General Allocations. After taking into account special allocations pursuant to Section 6.4, and subject to any limitations contained therein, Profits and Losses for any Allocation Year or portion thereof shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible, equal (proportionately) to the distribution that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their book value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the book value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 6.2 immediately after making such allocation.

Section 6.4. Special Allocations. Section 704 of the Code and the Treasury Regulations issued thereunder, including but not limited to the provisions of such Treasury Regulations addressing qualified income offset, minimum gain chargeback requirements and allocations of deductions attributable to nonrecourse debt and partner nonrecourse debt, are hereby incorporated by reference. If, as a result of the provisions of Section 704 of the Code and the Treasury Regulations, items of profit or loss are allocated to the Members in a manner that is inconsistent with the manner in which the Members intend to divide Company distributions as reflected in this Agreement, to the extent permitted under such Treasury Regulations, items of future income and loss shall be allocated among the Members so as to prevent such allocations from distorting the manner in which Company distributions will be divided among the Members pursuant to this Agreement.

Section 6.5. Tax Allocations and Distributions.

(a) Except as provided in Section 6.5(b), for income tax purposes under the Code and Treasury Regulations, each Company item of income, gain, loss and deduction shall be allocated between the Members as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Sections 6.3 and 6.4.

(b) In accordance with Section 704(c) of the Code and the Treasury Regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, or property that had been revalued, shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its book value. Any elections for other decisions relating to such allocations (including any elections under Treasury Regulation §1.704-3) shall be made by the Board of Managers.

(c) To the extent permitted by any applicable debt financing documents and to the extent of Available Cash, within 90 days after the close of each Allocation Year, the Board of Managers shall cause the Company to distribute to each Member an amount which equals (i)(A) the amount by which the taxable income allocable to the Member exceeds the net cumulative tax losses allocable to such Member for all prior Allocation years (determined for this purpose without regard to any increase in taxable income as a result of allocations of items pursuant to Section 704(c) of the Code or Treasury Regulation 1.704-1(b)(2)(iv)(g), multiplied by the combined effective maximum individual federal and state income tax rate attributable to such table income (determined as if all Members were residents of the State of Indiana and taking into account the deductibility of state income taxes for federal income tax purposes) reduced by (B) any amounts withheld by the Company for state and federal income taxes with respect to such Member for such Allocation Year. The Board of Managers may make such tax distributions quarterly based on the Board of Managers' estimate of net taxable income for the Allocation Year. Tax distributions made pursuant to this Section 6.5(c) shall be treated as an advance against and correspondingly reduce the amounts otherwise distributable to the Member (other than amounts to be distributed as a return of Capital Contributions) and not as additional distributions.

Section 6.6. Authority of the Board of Managers to Vary Allocations to Preserve and Protect the Members' Intent.

(a) It is the intent of the Members that each Member's distributive share of Profits, Losses and credits (and items thereof) shall be determined and allocated in accordance with this Agreement to the fullest extent permitted by Section 704(b) of the Code. In order to preserve and protect the determinations and allocations provided for in this Agreement, the Board of Managers is hereby authorized and may, but is not required to, allocate Profits, tax-exempt income, Losses, nondeductible, non-capitalizable expenditures and credits (and items thereof) arising in any year differently than otherwise provided for in this Agreement to the extent that allocating Profits, tax-exempt income, Losses, non-deductible, non-capitalizable expenditures and credits (or any item thereof) in the manner provided for herein would cause the determinations and allocations of each Member's distributive share of Profits, tax exempt income, Losses, non-deductible, non-capitalizable expenditures or credits (or any item thereof) to not be permitted by Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Any allocation made pursuant to this Section 6.6(a) shall be deemed to be a complete substitute for any allocation otherwise provided for in this Agreement, and no amendment of this Agreement or approval of any Member shall be required.

(b) In making any allocation under Section 6.6(a) (the "*New Allocation*"), the Board of Managers is authorized to act only after having been advised in writing by the Company's tax counsel or accountants that, under Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, (i) the New Allocation is necessary, and (ii) the New Allocation is the minimum modification of the allocations otherwise provided for in this Agreement necessary in order to assure that, either in the then-current year or in any preceding year, each Member's distributive share of Profits, tax-exempt income, Losses, non-deductible, non-capitalizable expenditures and credits (or any item thereof) is determined and allocated in accordance with this Agreement to the fullest extent permitted by Section 704(b) of the Code and the Treasury Regulations thereunder. The Members shall be promptly notified of any New Allocations by or on behalf of the Board of Managers.

(c) If the Board of Managers makes any New Allocation in a manner less favorable to the Members than is otherwise contemplated by this Agreement, then the Board of Managers is authorized and may, but is not required to, only after having been advised in writing by the Company's tax counsel or accountants that such an allocation is permitted by Section 704(b) of the Code, allocate Profits, tax-exempt income, Losses, non-deductible, non-capitalizable expenditures and credits (and any item thereof) arising in later years in such manner so as to bring the allocations of Profits, tax-exempt income, Losses, non-deductible, non-capitalizable expenditures and credits (and each item thereof) to the Members as nearly as possible to the allocations thereof otherwise contemplated by this Agreement.

(d) The Board of Managers shall promptly notify the Members of any New Allocations made by the Board of Managers. New Allocations made by the Board of Managers under Section 6.6(a) and Section 6.6(c) in reliance upon the advice of the Company's tax counsel or accountants shall be deemed to be made pursuant to the fiduciary obligation of the Board of Managers to the Company and the Members, and no such allocation shall give rise to any claim or cause of action by the Members.

SECTION 7

Meetings of Members

Section 7.1. Place of Meetings. All meetings of Members of the Company shall be held at such place, within or without the State of Indiana, as may be specified in the respective notices thereof.

Section 7.2. Annual Meeting. The annual meeting of the Members for the purpose of electing the Board of Managers and transacting such other business as may properly come before the meeting shall be set each year by the resolution of the Board of Managers. Failure to hold the annual meeting shall not work any forfeiture or dissolution of the Company or affect the validity of any Company action.

Section 7.3. Special Meetings. Special meetings of the Members may be called by the Board of Managers or by Members holding (in the aggregate) not less than 10% of the Units then outstanding and entitled to vote on the business proposed to be transacted thereat.

Section 7.4. Notice of Meetings and Waiver. A written or printed notice, stating the place, date, and hour of the meeting, and in case of a special meeting the purpose or purposes for which the meeting is called, shall be delivered by the Person or Persons calling the meeting (or, if called by the President or the Board of Managers, by any Board of Managers or any officer of the Company), to each Member entitled at the time to vote, at such address as appears in the records of the Company, no fewer than ten (10) nor more than sixty (60) days before the date of the meeting. Notice of any such meeting may be waived in writing by any Member, before or after the date and time stated in the notice, if the waiver is delivered to the Company for inclusion in the minutes for filing with the Company records. Attendance at a meeting, in person or by proxy, waives any objection to lack of notice or defective notice of the meeting unless the Member at the beginning of the meeting (or promptly upon its arrival) objects to the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Further, a Member's attendance at a meeting waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice unless the Member objects to considering the matter when it is presented.

Section 7.5. Voting at Meetings.

(a) Voting Rights. Each Member shall have voting rights proportionate to such Member's Percentage Interest. Except as otherwise specifically provided in the Act, the Articles or this Agreement, any matter requiring the vote of the Members shall be decided by an affirmative vote in favor of such matter by those Members holding, in the aggregate, more than fifty-percent (50%) of all Percentage Interests outstanding.

(b) Proxies. A Member may vote, either in person or by proxy executed in writing by the Member or a duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months, unless a shorter or longer time is expressly provided in the appointment form.

(c) Quorum. At any meeting of Members, a majority of the Percentage Interests outstanding and entitled to vote on the business to be transacted at such meeting, represented in person or by proxy, shall constitute a quorum.

Section 7.6. Action by Members Without Meeting. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if the action is taken by Members entitled to vote on the action holding the aggregate Percentage Interests required to approve such action under this Agreement and is evidenced by one or more written consents describing the action taken, signed by such Members entitled to vote on the action, and delivered to the Company for inclusion in the minutes for filing with the Company's records.

Section 7.7. Participation in Meetings by Means of Conference or Similar Communications Equipment. A Member may participate in an annual or special meeting of the Members by, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member participating in such a meeting by this means is deemed to be present in person at the meeting.

SECTION 8

Board of Managers

Section 8.1. Number and Election of Board of Managers; Voting.

(a) Except to the extent that authority is reserved to the Members under this Agreement, the Articles or the Act, a board of managers (the "*Board of Managers*") shall manage the business and affairs of the Company.

(b) The Board of Managers shall consist of a five (5) Managers. To be qualified to serve on the Board of Managers, an individual need not be a resident of the State of Indiana or a Member, Officer or employee of the Company; however, no individual who is employed by, is a manager of, or otherwise controls any competitor or potential competitor of the Company, or has been involved in any of the legal proceedings described in Section 401(f) of Regulation S-K, as promulgated under the Securities Act shall qualify for nomination or to serve or continue to serve on the Board of Managers.

(c) The initial Board of Managers shall be Thomas C. Smith, Michael R. Wagner, Gregory Fuller, Stephen M. Wagner, and a qualified individual designated by Noyes.

(d) The Board of Managers shall be elected at the annual meeting of the Members by a vote of the Members. At each annual or other meeting of the Members called to select Managers (or in connection with any such action by consent in lieu of a meeting), the Members agree to vote or cause to be voted all Units owned or controlled by them to elect only the following Persons to the Board:

(i) Two (2) qualified individuals designated by the Class A Member;

(ii) Two (2) qualified individuals designated by the Class B Members; and

(iii) One (1) qualified individual designated by Noyes on behalf of the Warrant Holders and Class C Members, as a class, until the Noyes Nomination

Rights Expiration Date.

(e) Each Manager shall serve as a Manager until his or her successor is duly elected and qualified or until he dies, is removed or resigns.

(f) Each Manager shall have one (1) vote on all matters to be determined by a vote of the Managers. Provided there is a quorum, and subject to Section 8.5 below, the Board of Managers shall act on all matters presented to it in the manner determined by a majority of the Managers present and voting.

Section 8.2. Annual Meeting. The Board of Managers shall meet each year immediately after the annual meeting of the Members, at the place where such meeting of the Members has been held, for the purpose of organization, election of officers, and consideration of any other business that may be brought before the meeting. No notice shall be necessary for the holding of this annual meeting. If such meeting is not held as above provided, the election of officers may be had at any subsequent meeting of the Board of Managers specifically called in the manner provided in Section 8.3.

Section 8.3. Other Meetings. Regular meetings of the Board of Managers shall be set by resolution of the Board of Managers and may be held without further notice of the date, time, place or purpose of the meeting. Special meetings of the Board of Managers may be held upon the call of the President (if one is elected), or any Manager, at any place within or without of the State of Indiana, upon forty-eight (48) hours' notice, specifying the date, time and place of the meeting, given to each member of the Board of Managers, either personally by mailing, by telecopy, or by telegram. Such notice may be waived in writing by any Manager, before or after the date and time stated in the notice, if the waiver is signed by the Managers and filed with the Company's minutes or records. In addition, a Manager's attendance at or participation in a meeting waives any required notice of meeting unless the Manager at the beginning of the meeting (or promptly upon his arrival) objects to the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 8.4. Quorum. At any meeting of the Board of Managers, the presence of a majority of the members of the Board of Managers shall constitute a quorum for the transaction of any business except the filling of vacancies in the Board of Managers, for which the majority of the remaining members of the Board of Managers shall constitute a quorum.

Section 8.5. Action by Managers Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Managers, or any committee thereof, may be taken without a meeting if the action is taken by all members of the Board of Managers and is evidenced by one or more written consents describing the action taken, signed by each member of the Board of Managers, and included in the minutes or filed with the records of the Company reflecting the action taken.

Section 8.6. Compensation of Managers. The Board of Managers is empowered and authorized to fix and determine the compensation of Managers for attendance at meetings of the

Board of Managers, and additional compensation for additional services that the Managers may perform for the Company. The determination to not compensate Managers shall not affect the right of an individual to receive compensation for other services rendered to the Company or any of its subsidiaries.

Section 8.7. Participation in Meetings by Means of Conference or Similar Communications Equipment. A member of the Board of Managers or of a committee designated by the Board of Managers may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager participating in such a meeting by this means is deemed to be present in person at the meeting.

Section 8.8. Resignation. A Manager may resign at any time by delivering notice to the Board of Managers or the Secretary of the Company. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Company accepts the future effective date, then, subject to Section 8.10, the Board of Managers may fill the pending vacancy before such delayed effective date, if the Board of Managers provides that the successor does not take office until the effective date.

Section 8.9. Removal. The Members holding a majority of the Percentage Interests may remove a Manager for gross negligence, willful misconduct, fraud or breach of this Agreement, if such breach remains uncured for 30 days after written notice to such Manager by such majority Members. In all other circumstances, Managers may only be removed by the Members holding a majority of the Percentage Interests who had the right to designate them pursuant to Section 8.1(d) of this Agreement. The removal of any Manager who is also a Member shall not affect the Person's rights as a Member, except as may otherwise be specifically provided in the Act, the Articles or this Agreement.

Section 8.10. Vacancies. If a vacancy occurs on the Board of Managers, such vacancy shall be filled by the class of Members entitled to designate the Manager for the vacant seat, or if no class of Members is entitled to so designate, then the replacement Manager must meet with the Approval of the Members.

Section 8.11. Powers and Authority of the Board of Managers. Except for such matters as are expressly reserved to a vote of some or all of the Members in the Act, the Articles or this Agreement, the Board of Managers shall have the right and authority to take all actions which the Board of Managers deems necessary, useful or appropriate for the day-to-day management and conduct of the Company's business.

SECTION 9

Officers

Section 9.1. Number. The officers of the Company shall consist of a President, a Secretary, and a Chief Financial Officer and such other Vice Presidents or other officers as may be chosen by the Board of Managers, subject to Section 9.2 of this Agreement, at such time and in such manner and for such terms as the Board of Managers may prescribe. Any two (2) or more offices may be held by the same person.

Section 9.2. Election and Term of Office. The officers shall be chosen annually by the Board of Managers. Each officer shall hold office until his successor is chosen, or until his death, or until he shall have resigned or shall have been removed as provided in Section 9.3 of this Agreement.

Section 9.3. Removal. Any officer may be removed, either with or without cause, at any time, by a majority vote of the Board of Managers.

Section 9.4. Resignations. Any officer may resign at any time by delivering notice to the Board of Managers or the Secretary of the Company. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Company accepts the future effective date, the Board of Managers may fill the pending vacancy before the effective date if the Board of Managers provides that the successor does not take office until the effective date.

Section 9.5. President. The President shall be the chief executive officer of the Company, shall have such authority, duties and responsibilities as is customary for the office of President of a company, and shall have such further duties and responsibilities as the Board of Managers may assign from time to time or as may be prescribed by this Agreement. The initial President of the Company shall be Thomas C. Smith.

Section 9.6. Vice Presidents. Each Vice President shall perform all duties incumbent upon the President during any absence or disability of the President and shall have such further duties and responsibilities as the Board of Managers may assign from time to time or as may be prescribed by this Agreement. Each Vice President shall be subject to the supervision of the President.

Section 9.7. Chief Financial Officer. The Chief Financial Officer of the Company shall exercise such duties as customarily pertain to the office of chief financial officer including, without limitation, general and active supervision and management over the financial matters of the Company; subject, however, to the control of the Board of Managers. The Chief Financial Officer shall have such additional powers and perform such additional duties as, from time to time, may be assigned by the Board of Managers or prescribed by this Agreement. The Chief Financial Officer shall support and be subject to the supervision of the President. The initial Chief Financial Officer of the Company shall be Thomas C. Smith.

Section 9.8. Secretary. The Secretary of the Company shall prepare or cause to be prepared the minutes of the meetings of the Members and the Board of Managers; shall see that all notices are duly given in accordance with the Act, the Articles and this Agreement; shall be custodian and responsible for the authentication of the Company's records; and, in general, shall have such other powers and perform such other duties as this Agreement provides, or as may, from time to time, be assigned by the Board of Managers. The Secretary shall support and be subject to the supervision of the President.

Section 9.9. Delegation of Authority. In case of the absence of any officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Board of Managers may delegate the powers or duties of such officer to any other officer or to any Manager, for the time being, provided a majority of the entire Board of Managers concurs therein.

Section 9.10. Salaries. The salaries of the officers shall be fixed, from time to time, by the Board of Managers. No officer shall be prevented from receiving such salary by reason of the fact that he is also a Manager of the Company.

SECTION 10

Transfers and Assignments of Units

Section 10.1. Restrictions on Transfer.

(a) General Restrictions.

(i) Subject to the terms and conditions of this Agreement, during the term of this Agreement, none of the Members may Transfer any Units now owned or hereafter acquired by them, unless:

(A) Such Transfer is expressly permitted by, and made in accordance with the provisions of, this Agreement (for the avoidance of doubt, it being acknowledged and agreed that the only Transfers permitted by this Agreement are the Transfers described in Section 10.2 below);

(B) The transferee of the Units has executed this Agreement and agreed to be bound by all of its terms and conditions as a Substituted Member hereunder; and

(C) Such Transfer is made (1) pursuant to an effective registration under the Securities Act and any applicable state securities laws, or (2) pursuant to an exemption from such registration, and prior to any such Transfer the Member proposing to Transfer Units gives the Company (x) written notice describing the manner and circumstances of the proposed Transfer (copies of which the Company shall furnish to each Member following receipt thereof by the Company), and (y) if reasonably requested by the Company, a written opinion of legal counsel, who shall be reasonably satisfactory to the Company and its counsel, to the effect that the proposed Transfer of Units may be effected without registration under the Securities Act and that all applicable requirements of state securities laws have been met, provided that this requirement shall not apply to any Transfer described in Section 10.2(a) below.

(ii) Any attempted Transfer of Units, other than in accordance with this Agreement shall be null and void and the Company shall refuse to recognize any such Transfer and shall not reflect on its records any change in record ownership of Units pursuant to any such Transfer.

(b) Transfer Obligations. Any Member who Transfers a Unit, or any Person who receives a Unit, in a Transfer permitted by this Agreement shall (i) do all things and execute and deliver all such instruments, documents and papers as may be necessary or reasonably requested by the Company in order to complete the Transfer of such Units, and (ii) pay to the Company such amounts as may be required for any applicable transfer taxes.

(c) Restrictions on Members. Any Unit held by a Member, transferred upon satisfaction of the conditions contained in this Agreement, or received by a Person in a Transfer permitted by this Agreement, shall be held subject to the terms of this Agreement and the holder thereof shall be deemed a Member for purposes of this Agreement.

Section 10.2. Permitted Transfers.

(a) Permitted Estate Planning and Affiliate Transfers.

(i) During the lifetime of a Member that is an individual, such Member may Transfer (other than in a Pledge) some or all of its Units to any Family Member of such Member or to a trust primarily for the benefit of such Member or its Family Members or to a limited liability company of which the Member owns a controlling interest.

(ii) A Member that is an individual may Transfer (other than a Pledge) some or all of its Units as the result of the death or incapacity of such Member to such Member's legal representative or estate. After any such Transfer, the Member's legal representative or estate may further Transfer (other than a Pledge) such Units to a Family Member of such Member or to a trust primarily for the benefit of such Member or Family Members or to a limited liability company of which the Member's legal representative or estate owns a controlling interest.

(iii) A Member may Transfer (directly or indirectly) some or all of its Units to (A) any Affiliate of such Member, or (B) a Family Member of such Member.

(iv) A Transfer made pursuant to the provisions of this Section 10.2 shall not entitle any other Member to any rights pursuant to Sections10.2(b) through (e) below.

(b) Permitted *Bona Fide* Sales; Rights of First Refusal of Class A Member and Class B Members.

(i) A Class A Member or Class B Member may Transfer some or all of his, her or its Units to any other Person in a *bona fide* sale, provided, however, that such Units is first offered (in accordance with this Section 10.2(b)) (A) to the Company, and then, to the extent not purchased by the Company, (B) to all other Class A Member or Class B Members (the "*Remaining Members*").

(ii) The Class A Member or Class B Member proposing to Transfer (the "*Transferor*") Units in a *bona fide* sale pursuant to this Section 10.2 shall deliver a notice of the proposed Transfer (the "*Transfer Notice*") to the Company. The Transfer Notice shall set forth the identity of the Person to whom the Member proposes to Transfer the Unit, a description of the proposed transaction and the terms thereof, including the Percentage Interest to be transferred, the proposed closing date, and the amount and method of payment of the consideration to be received by the Transferor upon Transfer of the Units. The Transfer Notice shall constitute an offer by the Transferor to sell the Units described in the Transfer Notice to the Company on the terms and subject to the conditions described in the Transfer Notice.

(iii) For a period of ten (10) days after the Transfer Notice is delivered to the Company (such period, the "*First Offer Period*"), the Company may, by written notice (the "*Acceptance Notice*") to the Transferor, accept the Transferor's offer to purchase all or part of the Units described in the Transfer Notice on the terms and conditions described in the Transfer Notice.

(iv) If the Company does not elect to purchase all of the Units described in the Transfer Notice, the Transferor shall deliver, within five (5) business days of the date on which the First Offer Period expires, a Transfer Notice (the "*Second Transfer Notice*") to each of the Remaining Members. The Second Transfer Notice shall relate solely to the Units not previously purchased by the Company, shall be on the same terms as set forth in the previous Transfer Notice and shall constitute an offer by the Transferor to sell the Units described in the Second Transfer Notice to the Remaining Members on the terms and subject to the conditions described in the Second Transfer Notice.

(v) For a period of ten (10) days after the Second Transfer Notice is delivered to the last of the Remaining Members (such period, the "*Second Offer Period*"), each of the Remaining Members may by delivery of an Acceptance Notice to the Transferor purchase a portion of the Units not so purchased by the Company on the terms and subject to the conditions described in the Second Transfer Notice The Acceptance Notice shall designate the Percentage Interest each Remaining Member desires to purchase and if the purchase of all the Percentage Interests by the Remaining Members is not over-subscribed, the Remaining Members shall be obligated to purchase the Percentage Interest so designated; provided, however, that if the purchase of the Units is over-subscribed, the Remaining Members shall purchase their pro rata portion of such Units (based upon their relative Percentage Interests).

(vi) In the event that, after all offers required under the provisions of this Section 10.2(b) above have been made, (A) the Company and the Remaining Members do not agree to purchase all of the Percentage Interests offered for sale by the Transferor, or (B) the Company and/or the Remaining Members electing to purchase all of the Percentage Interests offered for sale by the Transferor fail to purchase all such Percentage Interests within fifteen (15) days after the expiration of the Second Offer Period (the earliest to occur of (A) and (B) above, the "*Offer Expiration Date*"), none of the Units described in the Transfer Notice will be sold to the Company or the Remaining Members and the Transferor may sell all of the Units described in the Transfer Notice (such interest, the "*Transferring Interest*"), but only in strict accordance with the terms and for the consideration stated in the Transfer Notice and after compliance with Section 10.2(d) below.

(vii) Notwithstanding anything to the contrary herein contained, the rights granted pursuant to this Section 10.2(b) do not apply to any Transfer permitted by Sections 10.2(a), 10.2(c) or 10.2(e).

(viii) Notwithstanding anything to the contrary herein, the provisions of this Section 10.2(b) shall not apply to the Class C Members, and the Units of Class C Members shall be freely transferrable.

(c) Co-Sale Rights. If any Transferor or Transferors propose to sell a Transferring Interest which represents more than fifty percent (50%) of the Percentage Interests, then, as an additional condition precedent to such Transfer, the Transferor shall afford each other Member the right (the "*Co-Sale Right*") to participate as a seller in such Transfer in accordance with this Section 10.2(d).

(i) The Transferor(s) shall give written notice to each Member within fifteen (15) days after the Offer Expiration Date (a "*Co-Sale Notice*"). Each such Co-Sale Notice shall:

(A) make explicit reference to this Section 10.2(d) and state that the right of each Member to participate as a seller in such Transfer under this Section 10.2(d) shall expire unless exercised within thirty (30) days after receipt of such Co-Sale Notice; and

(B) contain an irrevocable offer by the Transferor to the other Members to participate in the proposed Transfer to the extent provided in this Section 10.2(d).

(ii) Each other Member with a Percentage Interest representing 5% or less of the aggregate outstanding Units shall have the right to sell to the proposed transferee or transferees some or all (as described in Section 10.2(d)(iv) below) of the Percentage Interests owned by such Member, at the same price per Percentage Interest and on the same terms and conditions as are applicable to the proposed Transfer by the Transferors.

(iii) Each Member eligible to participate in the Transfer must notify the Company and the Transferors, in writing, within thirty (30) days after the Co-Sale Notice is given, if such Member desires to accept such offer and to Transfer some or all of the Percentage Interests held by such Member in accordance with this Section 10.2(d). The failure of any such Member to provide such notice within such thirty-day (30) period shall, for the purposes of this Section 10.2(d), be deemed to constitute a waiver by such Member of its right to sell its Units in connection with the proposed Transfer described in such notice. The Transferors will obtain the agreement of the prospective transferee or transferees to the participation of the other Members in such proposed Transfer and will not consummate any such proposed Transfer unless each Member electing to participate therein is permitted to participate in accordance with the provisions of this Section 10.2(d). No Members shall be obligated to sell any Unit pursuant to this Section 10.2(d) unless such Member accepts the offer set forth in the Co-Sale Notice as provided in this Section 10.2(d). Any and all sales of Units by the Members pursuant to this Section 10.2(d) shall be made either concurrently with or prior to the sale of the Transferring Interest by the Transferors.

(iv) If any Member exercises its Co-Sale Right:

(A) such Member shall be entitled to sell a Percentage Interest equal to the result obtained by multiplying the Percentage Interest that such Member desires to sell by the aggregate Percentage Interest proposed to be sold by the Transferor (the "*Co-Sale Interest*"); and

(B) the Percentage Interest of the Transferor to be sold shall be reduced by the sum of all of the Co-Sale Interests.

(v) In the event the Transferors and other Members electing to participate in a Transfer pursuant to Section 10.2(b) and this Section 10.2(d) above do not consummate such Transfer within ninety (90) days of the date the Co-Sale Notice is given, then the Transfer shall become subject to the provisions of Section 10.2(c) and Section 10.2(d) above again.

(d) Drag-Along Rights.

(i) If a majority of the Percentage Interests (the Members holding such majority, the "*Majority Members*") approve a Sale of the Company (an "*Approved Sale*"), each Member shall vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (A) merger or consolidation or a sale of all or substantially all of the Company's assets on a consolidated basis, each Member shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation or sale, or (B) sale of Units, each Member shall, if requested by the Board of Managers, agree to sell some or all (as described in Section 10.2(e)(iii) below) of his, her or its Units on the terms and conditions approved by the Board of Managers and the holders of a majority of the Percentage Interests at such time. Each Member shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Board of Managers and shall provide customary representations and warranties with respect to such Member's Units, including, without limitation, title, authority, liens and enforceability, as requested by the Board of Managers; provided, however, that the aggregate of any indemnification obligations of such Member in connection with such Approved Sale shall not exceed the consideration received by the Member in such Approved Sale.

(ii) The obligations of the Members with respect to an Approved Sale are subject to the satisfaction of the condition that, upon the consummation of the Approved Sale, each Member shall receive or have the option to receive the same form of consideration and the same amount of consideration per Percentage Interest as other Members.

(iii) If, pursuant to Section 10.2(d)(i)(B) above, a Member is obligated to sell some or all of his, her or its Units in connection with an Approved Sale, each Member shall be obligated to sell a Percentage Interest equal to the result obtained by multiplying such Member's Percentage Interest by the percentage obtained by dividing (x) the aggregate Percentage Interest proposed to be sold by the Majority Members by (y) the aggregate Percentage owned by the Majority Members.

Section 10.3. Preemptive Rights.

(a) Preemptive Right. Each Member shall have the right to purchase all or any part of his, her or its pro rata share of any "*New Units*" (as defined in Section 10.3(b) below) which the Company may, from time to time, propose to sell and issue, subject to the terms and conditions set forth below. The pro rata share of each Member, for purposes of this Section 10.3(a), shall be equal to his, her or its Percentage Interest in the Company.

(b) New Units. "*New Units*" as used in this Section 10.3, shall mean any new membership interest in the Company, whether now or hereafter authorized, and rights, options or warrants to purchase Units of the Company, and securities of any type whatsoever which are, or may become, convertible into Units of the Company; provided, however, the term "New Units" does not include (i) the Warrants or the Class C Units issuable on exercise of the Warrants, (ii) securities issued pursuant to any equity incentive plan or similar arrangement for the Company's employees approved by the Board of Managers; or (ii) securities issued in connection with a strategic alliance with an entity unaffiliated with any Member or in connection with obtaining lease financing from entities unaffiliated with any Member and approved by pursuant to the terms of this Agreement, whether issued to a lessor, guarantor, or other Person.

(c) Notice. In the event the Company intends to issue New Units, it shall give each Member and Warrant Holder written notice of such intention, describing the type of New Units to be issued, the price thereof and the general terms upon which the Company proposes to effect such issuance. Each Member shall have fifteen (15) days from the date of any such notice to agree to purchase all or part of his, her or its pro rata share of such New Units for the price and upon the general terms and conditions specified in the Company's notice by giving written notice to the Company stating the portion of the New Units to be so purchased.

(d) No Exercise. In the event any Member fails to exercise the foregoing preemptive right with respect to any New Units within such fifteen-day period, the Company may within 90 days thereafter sell any or all of such New Units not purchased by such holder, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the notice given to each Member pursuant to Section 10.3(c) above. In the event the Company has not sold such New Units within such 90 day period, the Company shall not thereafter issue or sell any New Units without first offering such New Units to each Member in the manner provided above.

(e) Waiver. The preemptive rights set forth in this Section 10.3 may be amended and their observance may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of all of the Members. No such waiver in any one or more instances shall be deemed to be, or construed as, a further or continuing waiver.

(f) Emergency Issuances. Notwithstanding the foregoing provisions of this Section 10.3, if the Board of Managers determines that it is in the Company's best interests to consummate any New Unit prior to expiration of the fifteen (15) day period referenced above, the Company may consummate such sale prior to expiration of such fifteen (15) day period so long as the Company makes appropriate provision within thirty (30) days after consummation of such sale to satisfy any purchase rights under this Section 10.3 which are exercised by any Member (as if such Member had exercised such purchase rights prior to the issuance contemplated by this sentence).

SECTION 11

Dissolution

The Company shall be dissolved, its assets shall be disposed of and its affairs wound up on a determination by Members owning at least two-thirds (2/3) of the Percentage Interests of the Company then outstanding that the Company should be dissolved. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulation §1.704-1(b)(2), if any Member has a deficit in its Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution for the purpose of eliminating or diminishing such negative Capital Account balance and such negative Capital Account balance shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

SECTION 12

Representations and Warranties by the Members

Each Member on becoming a Member hereby represents, warrants, acknowledges and covenants to the other Members and the Company that:

(a) This Agreement has been duly executed and delivered by such Member and constitutes the valid and binding obligation of such Member enforceable in accordance with its terms.

(b) Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance with the terms and provisions hereof, will conflict with, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, (i) any organic document of such Member, (ii) any applicable law, or of any order, writ, injunction or decree of any court, administrator or arbitrator, or (iii) any agreement or instrument to which such Member is a party or under which such Member or any of its property is bound or affected.

(c) Such Member understands that the Units have not been registered under the Securities Act and must be held indefinitely unless they are subsequently registered thereunder or an exemption from registration is available.

(d) If the Member acquired Units in a transaction exempt from the registration requirements of the federal or applicable state securities laws (excluding Regulation A promulgated under the Securities Act of 1933, as amended), such Member intends to hold its Units for its own account for investment, and not with a view to the distribution thereof and will not Transfer any Unit in violation of the provisions of the Securities Act or any other applicable securities law.

(e) Any materials provided to such Member were for the sole purpose of evaluating the potential of the Company, and such Member understands that the information relating to the Company may change on a number of factors and variables involved with the Company.

(f) No materials provided to any Member guarantee any income, rate of return, or success of the Company.

SECTION 13

General

Section 13.1. Indemnification of Managers and Officers.

(a) To the greatest extent not inconsistent with the laws and public policies of Indiana as well as any applicable debt financing documents, the Company shall indemnify any Member, Manager and officer of the Company (each hereinafter being referred to as the "*Indemnified Person*") made a Party (as hereinafter defined) to any Proceeding (as hereinafter defined) because such Person is or was a Member, Manager or officer of the Company acting on behalf of the Company, as a matter of right, against all Liability (as hereinafter defined) incurred by such Person in connection with any Proceeding; provided that it shall be determined in the specific case in accordance with paragraph (d) of this Section 13.1 that indemnification of such Person is permissible in the circumstances because the Person has met the standard of conduct for indemnification set forth in paragraph (c) of this Section 13.1. The Company shall pay for or reimburse the reasonable Expenses (as hereinafter defined) incurred by such a Person in connection with any such Proceeding in advance of final disposition thereof if (i) the Person furnishes the Company a written affirmation of the Person's good faith belief that he, she or it has met the standard of conduct for indemnification described in paragraph (c) of this Section 13.1, (ii) the Person furnishes the Company a written undertaking, executed personally or on such Person's behalf, to repay the advance if it is ultimately determined that such Person did not meet such standard of conduct, and (iii) a determination is made in accordance with paragraph (d) that based upon facts then known to those making the determination, indemnification would not be precluded under this Section 13.1. The undertaking described in subparagraph (a)(ii) above must be a general obligation of the Person subject to such reasonable limitations as the Company may permit, but shall not be secured and shall be accepted without reference to financial ability to make repayment. The Company shall indemnify a Person who is wholly successful, on the merits or otherwise, in the defense of any such Proceeding, as a matter of right, against reasonable Expenses incurred by the Person in connection with the Proceeding without the requirement of a determination as set forth in paragraph (c) of this Section 13.1. Upon demand by a Person for indemnification or advancement of Expenses, as the case may be, the Company shall expeditiously determine whether the Person is entitled thereto in accordance with this Section 13.1. The indemnification and advancement of Expenses provided for under this Section 13.1 shall be applicable to any Proceeding arising from acts or omissions occurring before or after the adoption of this Agreement.

(b) The Company shall have the power, but not the obligation, to indemnify any Person who is an employee or agent of the Company (or was an employee or agent of the

Company) with respect to actions taken while an employee or an agent to the same extent as if such Person was an Indemnified Person as defined in paragraph (a) of this Section 13.1.

(c) Indemnification of a Person is permissible under this Section 13.1 only if (i) such Person conducted himself, herself or itself in good faith, (ii) such Person reasonably believed that his, her or its conduct was in or at least not opposed to the Company's best interest, and (iii) in the case of any criminal proceeding, such Person did not believe his, her or its conduct was unlawful. Indemnification is not permissible against liability to the extent such Liability is the result of the Person's willful misconduct, recklessness, or any improperly obtained financial or other benefit to which the Person was not legally entitled. The termination of a Proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent is not, of itself, determinative that the Person did not meet the standard of conduct described in this paragraph (c).

(d) A determination as to whether indemnification or advancement of Expenses is permissible shall be made by the Board of Managers (including any interested Manager).

(e) Any Indemnified Person who is a Party to a Proceeding may apply for indemnification from the Company to the court, if any, conducting the Proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving notice the court considers necessary, may order indemnification if it determines:

(i) In a Proceeding in which the Person is wholly successful, on the merits or otherwise, the Person is entitled to indemnification under this Section 13.1, in which case the court shall order the Company to pay the Person his, her or its reasonable Expenses incurred to obtain such court ordered indemnification; or

(ii) The Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the Person met the standard of conduct set forth in paragraph (c) of this Section 13.1.

(f) Indemnification shall also be provided for a Person's conduct with respect to an employee benefit plan if the Person reasonably believed his, her or its conduct to be in the interests of the participants in and beneficiaries of the plan.

(g) Nothing contained in this Section 13.1 shall limit or preclude the exercise or be deemed exclusive of any right under the law, by contract or otherwise, relating to indemnification of or advancement of Expenses to any such Person or any Person who is or was serving at the Company's request as a director, officer, partner, member, manager, trustee, employee, or agent of another foreign or domestic company, partnership, association, limited liability company, corporation, joint venture, trust, employee benefit plan, or other enterprise, whether for-profit or not. Except as limited by applicable debt financing documents, nothing contained in this Section 13.1 shall limit the ability of the Company to otherwise indemnify or advance Expenses to any Person. It is the intent of this Section 13.1 to provide indemnification to such a Person to the fullest extent now or hereafter permitted by the law consistent with the terms and conditions of this Section 13.1 and as may be permitted under any applicable debt financing documents. If indemnification is permitted under this Section 13.1, indemnification shall be provided in accordance with this Section 13.1 irrespective of the nature of the legal or equitable theory upon which a claim is asserted, including without limitation, negligence, breach of duty, waste, breach of contract.

(h) For purposes of this Section 13.1:

(i) "*Expenses*" includes all direct and indirect costs (including without limitation counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement or appeal of a Proceeding or establishing or enforcing a right to indemnification under this Section 13.1, applicable law or otherwise.

(ii) "*Liability*" means the obligation to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to an employee benefit plan), or reasonable Expenses incurred with respect to a Proceeding.

(iii) "*Party*" includes a Person who was, is or is threatened to be made a named defendant or respondent in a Proceeding.

(iv) "*Proceeding*" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

The Company shall purchase and maintain insurance for its benefit, the benefit of any Person who is entitled to indemnification under this Section 13.1, or both, against any Liability asserted against or incurred by such Person arising out of such Person's service with the Company, whether or not the Company would have the power to indemnify such Person against such Liability.

Section 13.2. Loans by Affiliates. No Affiliate of a Member shall be permitted to make a loan to the Company, without the prior written consent of the Board of Managers.

Section 13.3. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telex, telecopy or similar writing) and shall be given to such party at its address or to the addresses set forth on Schedule 1 hereto, or such other address as such party may hereafter specify for such purpose by notice to the other parties. Except as otherwise provided herein, each such notice, request or other communication to a party shall be deemed delivered or given (a) if given by mail, three (3) business days after being deposited in the mails, certified, postage prepaid, addressed to such party aforesaid, or (b) if given by any other means, when delivered to such party at its address specified as provided in this Section 13.3.

Section 13.4. Equitable Relief. The parties hereto agree that legal remedies may be inadequate to enforce the provisions of this Agreement and that equitable relief, including specific performance and injunctive relief, may be used to enforce the provisions of this Agreement.

Section 13.5. Amendments; Third Party Beneficiaries. This Agreement may be amended only if such amendment is in writing and is signed by Members of each class of Members holding at least two-thirds (2/3rds) of the Units held by such class; provided, however, that Schedule 1 may be amended from time to time by the Board of Managers, as contemplated in Section 4.1, without the consent of the Members; provided, further, that those provisions hereof pertaining to Warrants, Warrant Holders and Class C Units are for the third party benefit of the Warrant Holders and may not be amended without the prior written consent of Warrant Holders holding Warrants representing more than two-thirds (2/3rds) of the Warrant Units purchasable on exercise of such Warrants; and provided, further, that no amendment which singularly affects a Member or class of Members shall be effective unless signed by such Member or all Members of such class.

Section 13.6. Successor and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective personal representatives, heirs, successors and assigns (including any Person who acquires any Unit and agrees to be bound by the provisions hereof).

Section 13.7. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana (without giving effect to any principles of conflicts of law that would result in the application of another state's laws).

Section 13.8. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument.

Section 13.9. Captions. The captions in this Agreement are included for convenience of reference only, do not constitute a part hereof and shall be disregarded in the interpretation or construction hereof.

Section 13.10. Entire Agreement. This Agreement, including Schedule 1 hereto, and the Articles constitute the entire agreement among the Members with respect to the subject matter hereof and supersede all prior or contemporaneous agreements, whether written, oral or implied by conduct, relating to the same subject matter, including, without limitation, the Existing Operating Agreement.

Section 13.11. Termination of Members' Obligations. The obligations of any Member under this Agreement shall terminate, with respect to any Unit transferred by such Member in compliance with this Agreement, upon any such Transfer to the Company, or in the case of any other such Transfer in compliance with this Agreement upon the transferee's acknowledgment that such transferee is bound by the terms hereof.

Section 13.12. Conflict with Act. In the event of a conflict between this Agreement and the Act, it is the intention of the parties hereto that this Agreement shall prevail to the fullest extent permitted by law.

Section 13.13. Severability. In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and shall be enforced to the greatest extent permitted by law.

Section 13.14. Schedules and Exhibits. All schedules and exhibits attached to this Agreement are incorporated herein and made a part hereof in the same manner as if such schedules were set forth at length.

Section 13.15. Rights of Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

Section 13.16. Gender. Any reference to the neuter gender shall be deemed to include the feminine and masculine genders unless the context otherwise requires, and *vice versa*.

Section 13.17. Supersedure. This Agreement completely amends, restates and supersedes the Existing Operating Agreement, which Existing Operating Agreement shall be of no further force or effect.

[Signatures follow]

[Signature Page to Amended and Restated Operating Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

LBG REAGAN PARK, LLC

By: ______________________
Thomas C. Smith, Manager

WAGNER REESE PROPERTIES, LLC

By: ______________________
Stephen M. Wagner, Manager

GLF REALTY, INC.

By: ______________________
Gregory Fuller, President

115

SCHEDULE 1

Investors	Cash	Reimbursement Guarantee	Maximum Investment	Ownership %/Units
Class A Members				
LBG Reagan Park, LLC c/o Leo Brown Group, LLC 301 E. Carmel Dr., Suite C300 Carmel, IN 46032	$320,000 (Cash and Expenses)	$3,091,726.80	$3,411,726.80	36.78% 38,308
			Total Class A Units	**36.78%** **38,308**
Class B Members				
Wagner Reese Properties, LLC c/o Wagner Reese 11939 N. Meridian Street Carmel, IN 46032	$300,000	$2,898,388.80	$3,198,388.80	34.48% 35,914
GLF Realty, Inc. c/o North Mechanical Contracting, Inc. 2627 North Emerson Avenue Indianapolis, IN 46218	$250,000	$2,415,884.40	$2,665,884.40	28.74% 29,928
			Total Class B Units	**63.22%** **65,842**
		Total	**$9,276,000**	**100%** **104,150**

116

SCHEDULE 2
PRO FORMA UNITS AND PERCENTAGE INTERESTS
(Assuming full exercise of the Warrants)

Class of Units		Aggregate Number of Units	Aggregate Percentage Interests
Class A Units		18,004.6	17.29%
Class B Units		30,945.4	29.71%
Class C Units		55,200	53%
	Total	**104,150**	**100.0%**

<u>EXHIBIT C</u>

FORM OF DEBENTURE

[BEGINS ON NEXT PAGE]

118

NEITHER THIS DEBENTURE NOR ANY SECURITIES ISSUABLE UPON REDEMPTION OF THIS DEBENTURE HAVE BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. NEITHER THIS DEBENTURE NOR SUCH SECURITIES MAY BE SOLD, OFFERED FOR SALE, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS OR THE TRANSACTION IS EXEMPT FROM SUCH REGISTRATION OR QUALIFICATION.

REAGAN PARK SENIOR LIVING, LLC

9% SUBORDINATED DEBENTURE DUE DECEMBER 31, 2017

No. $

REAGAN PARK SENIOR LIVING, LLC, a limited liability company duly organized and validly existing under the laws of the State of Indiana (the "Company", which term includes any successor entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to ____________________ or registered assigns, the principal sum of ________________________ DOLLARS on December 31, 2017 at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, quarterly on June 1, September 1, December 1 and March 1 of each year, commencing June 1, 2013, on said principal sum, in like coin or currency, at the rate per annum of 9%, from the June 1, September 1, December 1 or March 1, as the case may be, next preceding the date of this Debenture to which interest has been paid or duly provided for, unless the date hereof is a date to which interest has been paid or duly provided for, in which case from the date of this Debenture, or unless no interest has been paid or duly provided for on the Debentures, in which case from the date of the issuance of this Debenture, until payment of said principal sum has been made or duly provided for. Notwithstanding the foregoing, if the date hereof is after any June 1, September 1, December 1 or March 1, as the case may be, and before the following June 1, September 1, December 1 or March 1, this Debenture shall bear interest from such June 1, September 1, December 1 or March 1, provided that if the Company shall default in the payment of interest due on such June 1, September 1, December 1 or March 1, then this Debenture shall bear interest from the next preceding June 1, September 1, December 1 or March 1 to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for on such Debenture, from the date of the issuance of this Debenture. Except as otherwise provided in the Indenture, the interest payable on this Debenture pursuant to the Indenture on any June 1, September 1, December 1 or March 1 will be paid to the Person entitled thereto as it appears in the Debenture Register at the close of business on the Record Date, which shall be the May 15, August 15, November 15 or February 15 (whether or not a Business

Day) next preceding such June 1, September 1, December 1 or March 1, as provided in the Indenture; provided that any such interest not punctually paid or duly provided for shall be payable as provided in Section 2.03 of the Indenture. Interest on the Debentures shall be computed on the basis of a 360-day year of twelve 30-day months.

The Company shall pay interest on any Debentures in certificated form by check mailed to the address of the Person entitled thereto as it appears in the Debenture Register.

Reference is made to the further provisions of this Debenture set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Debenture shall be deemed to be a contract made under the laws of the State of Indiana, and for all purposes shall be construed in accordance with and governed by the laws of the State of Indiana, without regard to conflicts of laws principles thereof.

This Debenture shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed.

REAGAN PARK SENIOR LIVING, LLC

By: ______________________________
Thomas Smith, Manager

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Debentures described in the within-named Indenture.

Dated:

FIRST MERCHANTS BANK NATIONAL ASSOCIATION
acting by and through its FIRST MERCHANTS TRUST COMPANY DIVISION,
as Trustee

By: ______________________________
Authorized Signatory

, or

By: ______________________________
As Authenticating Agent
(if different from Trustee)

By: ______________________________
Authorized Signatory

[FORM OF REVERSE OF DEBENTURE]

REAGAN PARK SENIOR LIVING, LLC

9% SUBORDINATED DEBENTURE DUE DECEMBER 31, 2017

This Debenture is one of a duly authorized issue of Debentures of the Company, designated as its 9% Subordinated Debentures Due December 31, 2017 (the "Debentures"), limited in aggregate principal amount to $2,500,000, issued and to be issued under and pursuant to an Indenture dated as of December 1, 2012 (the "Indenture"), between the Company and First Merchants Bank National Association, acting by and through its First Merchants Trust Company Division, as trustee (the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Debentures.

The Debentures are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and any multiple of $1,000. Upon due presentment for registration of transfer of this Debenture at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange thereof, subject to the limitations provided in the Indenture, without charge except for any tax, assessment or other governmental charge imposed in connection therewith.

The Company may not give notice of any redemption of the Debentures if an Event of Default in the payment of interest on the Debentures has occurred and is continuing.

The Debentures are not subject to redemption through the operation of any sinking fund.

The Debentures may be redeemed at the option of the Company, in whole or in part, upon mailing a notice of such redemption not less than 30 days but not more than 60 days before the redemption date to the Holders of Debentures at their last registered addresses, all as provided in the Indenture. A Debenture may be redeemed at the option of the Holder, in whole but not in part, upon notice of redemption to the Company and the Trustee not fewer than thirty (30) nor more than sixty (60) days prior to the redemption date by first class mail. The notice shall be accompanied by a Warrant exercise form containing such Holder's (or such Holder's designee's) agreement to purchase Class C Membership Units for an aggregate exercise price of not less than the aggregate Redemption Price. The Redemption Price in each case shall be 100% (expressed as a percentage of the principal amount of the Debenture to be redeemed), together with accrued and unpaid interest to, but excluding, the redemption date; provided that if the redemption date is on a June 1, September 1, December 1 or March 1, then the interest payable on such date shall be paid to the Holder of record on the preceding June 1, September 1, December 1 or March 1, respectively.

No adjustment in respect of interest on any Debenture will be made upon any surrender for Mandatory Redemption except as set forth in the next sentence. If this Debenture (or portion hereof) is surrendered for Mandatory Redemption during the period from the close of business on any record date for the payment of interest to the close of business on the Business Day preceding the following interest payment date, this Debenture (or portion hereof being redeemed) must be accompanied by payment, in immediately available funds or other funds acceptable to the Company, of an amount equal to the interest otherwise payable on such interest payment date on the principal amount being redeemed; provided that no such payment shall be required to the extent (i) of any overdue interest at the time of redemption with respect to this Debenture or (ii) the next interest payment date would occur after the Final Maturity Date.

The indebtedness evidenced by the Debentures is, to the extent and in the manner provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness. Any Holder by accepting this Debenture agrees to and shall be bound by such subordination provisions and authorizes the Trustee to give them effect. In addition to all other rights of Senior Indebtedness described in the Indenture, the Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any terms of any instrument relating to the Senior Indebtedness or any extension or renewal of the Senior Indebtedness.

If an Event of Default shall have occurred and be continuing, the principal of, and accrued interest on, all Debentures may be declared by either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debentures then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of at least a majority in aggregate principal amount of the Debentures at the time outstanding, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the Holders of the Debentures, subject to the exceptions set forth in Section 10.02 of the Indenture. Subject to the provisions of the Indenture, the Holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the Holders of all of the Debentures waive any past Default or Event of Default, subject to the exceptions set forth in the Indenture. Any such consent or waiver by the Holder of this Debenture (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution hereof, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Debenture at the place, at the respective times, at the rate and in the coin or currency herein prescribed.

The Company, the Trustee, any authenticating agent, any paying agent, and any Debenture Registrar may deem and treat the registered Holder hereof as the absolute owner of this Debenture (whether or not this Debenture shall be overdue and notwithstanding any notation of ownership or other writing hereon made by anyone other than the Company or any Debenture Registrar) for the purpose of receiving payment hereof, or on account hereof, and for all other purposes, and neither the Company nor the Trustee nor any other authenticating agent nor any paying agent nor any Debenture Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered Holder shall, to the extent of the sum or sums paid, satisfy and discharge liability for monies payable on this Debenture.

No recourse for the payment of the principal of, or interest on, this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any supplemental indenture or in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, officer or director or subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

All obligations of the Company evidenced by this Debenture shall be payable without relief from valuation and appraisement laws.

Terms used in this Debenture and defined in the Indenture are used herein as therein defined.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Debenture, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM—as tenants in common

TEN ENT—as tenant by the entireties

JT TEN—as joint tenants with right of under Uniform Gifts to Minors Act survivorship and not as tenants in common

UNIF GIFT MIN ACT—
Custodian
(Cust) (Minor)

____
(State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

For value received hereby sell(s) assign(s) and transfer(s) unto (Please insert social security or other Taxpayer Identification Number of assignee) the within Debenture, and hereby irrevocably constitutes and appoints attorney to transfer said Debenture on the books of the Company, with full power of substitution in the premises.

Dated:

____

____

Signature(s)

Signature(s) must be guaranteed by an "Eligible Guarantor Institution" meeting the requirements of the Debenture Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("Stamp") or such other "Signature Guarantee Program" as may be determined by the Debenture Registrar in addition to, or in substitution for, Stamp, all in accordance with the Securities Exchange Act of 1934, as amended.

____

Signature Guarantee

NOTICE: The signature on the Assignment must correspond with the name as written upon the face of the Debenture in every particular without alteration or enlargement or any change whatever.

<u>EXHIBIT D</u>

FORM OF WARRANT

[BEGINS ON NEXT PAGE]

THE WARRANT REPRESENTED BY THIS DOCUMENT WAS ACQUIRED FOR INVESTMENT ONLY AND NOT FOR RESALE. NEITHER THE WARRANT NOR THE MEMBERSHIP UNITS THAT MAY BE PURCHASED BY EXERCISE OF THE WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAW, EXCEPT FOR THE STATES OF ILLINOIS, INDIANA, MICHIGAN, OHIO AND WISCONSIN. THIS WARRANT MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS FIRST REGISTERED UNDER SUCH LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO IT THAT REGISTRATION UNDER SUCH LAWS IS NOT REQUIRED.

THIS WARRANT MAY NOT BE EXERCISED EXCEPT IN COMPLIANCE WITH ALL APPLICABLE FEDERAL AND STATE SECURITIES LAWS TO THE REASONABLE SATISFACTION OF THE COMPANY AND LEGAL COUNSEL FOR THE COMPANY.

Warrant No. __________ Void after December 31, 2022

REAGAN PARK SENIOR LIVING, LLC
301 E. Carmel Dr., Suite C300, Carmel, Indiana 46032
Dated: December 31, 2012

MEMBERSHIP INTEREST PURCHASE WARRANT

Reagan Park Senior Living, LLC, an Indiana limited liability company (the "**Company**"), hereby certifies that ______________________________ or his, her or its registered assigns (the "**Holder**"), for value received, is entitled to purchase from the Company, at any time beginning December 31, 2015 and ending at 5:00 p.m. Eastern Time on December 31, 2022 (the "**Expiration Date**"), up to ______________ (_________) Units* of the Company (the "**Warrant Units**") at an exercise price equal to Fifty Dollars ($50.00) per Warrant Unit (the "**Exercise Price**"), subject to the terms and conditions listed below.

1. Method of Exercise; Payment. This Warrant may be exercised by the Holder by:

(a) surrendering this Warrant to the Company at its principal office or at such other place as the Company may designate by notice to the Holder;

---

* The Units shall be Class C Units. The number of Warrant Units shall be equal to the number that results from dividing (i) the principal amount of the Debenture issued by the Company to the Holder in connection with, and on the same date as, this Warrant (and bearing a "Debenture No." that is the same as the "Warrant No." listed above) by (ii) Fifty Dollars ($50.00). By way of example, and not of limitation, if the principal amount of the Debenture issued to the Holder is Fifty Thousand Dollars ($50,000.00), then the number of Warrant Units listed above will be One Thousand (1,000) (i.e., $50,000.00 divided by $50.00 equals 1,000).

(b) delivering to the Company a duly executed Notice of Exercise in the form attached hereto as **Attachment A**); and

(c) delivering payment of the Exercise Price to the Company:

- (i) in cash,
- (ii) by certified or official check,
- (iii) by wire transfer,
- (iv) by surrender to the Company (for forgiveness of the principal amount thereof) of the Debenture (duly endorsed for transfer) issued by the Company that bears a "Debenture No." that is the same as the "Warrant No." listed on the first page hereof) prior to the payment of the principal amount of such Debenture, or
- (v) any combination of the foregoing.

2. Other Requirements for the Exercise of the Warrant. Upon receipt by the Company of the items described in Section 1 above, the Holder shall be deemed to be the holder of record of the applicable number of Warrant Units, provided that:

(a) the Holder executes a counterpart signature page to the Company's Operating Agreement, which is then in effect, as confirmation that such Holder accepts and agrees to be bound by all of the terms of such Operating Agreement; and

(b) in connection with the Holder's purchase of the Warrant Units, if reasonably requested by the Company, or its counsel, the Holder will submit to the Company such evidence as may be reasonably satisfactory to the Company to assure the Company that the issuance of the Warrant Units to the Holder will not be in violation of any applicable federal or state securities laws or regulations.

Upon satisfaction of the conditions listed above, the Company shall amend Exhibit A to the Company's Operating Agreement to reflect the Holder's ownership of the Warrant Units purchased in connection with the exercise of the Warrant.

3. Partial Exercise of Warrant. This Warrant may be exercised prior to the Expiration Date for all or part of the Warrant Units, so long as such partial exercise is in increments of one thousand dollars ($1,000). If this Warrant is exercised for less than all of the Warrant Units, the Company shall re-issue a replacement Warrant to the Holder, which replacement Warrant shall have the same Warrant No. as the original Warrant, shall be dated as of the date the original Warrant (or immediately preceding replacement Warrant) was exercised, and shall be for that number of Warrant Units which equals the original number of Warrant Units less the number of Warrant Units purchased by exercise of the original Warrant (and any subsequent replacement Warrants).

4. Adjustment of Warrant Exercise Price and Number of Warrant Units. If the Company is recapitalized, consolidated with or merged into any other entity, or sells or conveys

to any other entity all or substantially all of its property as an entity, provision shall be made as a part of the terms of such recapitalization, consolidation, merger, sale or conveyance so that the Holder may receive, in lieu of the Warrant Units otherwise issuable to the Holder hereunder, for the same Exercise Price, the same kind and ownership interest or assets as may be distributable upon the recapitalization, consolidation, merger, sale or conveyance with respect to the Warrant Units. Appropriate adjustments shall also be made if the Company subdivides or splits, or combines or effects a reverse split, or effects a similar change or reclassification of the Warrant Units.

5. Non-Dilution. Any Warrant Units issued to the Holder upon exercise of this Warrant shall not be subject to dilution by the Company on or before the Expiration Date. In the event the Holder acquires Warrant Units prior to the Expiration Date and the Company thereafter issues any additional Units or membership interest of the Company that would otherwise dilute the Holder's Warrant Units below the Minimum Ownership Percentage (as that term is defined below), the Company agrees to issue to the Holder sufficient additional Units for no further consideration in an amount sufficient to maintain Holder's Minimum Ownership Percentage. For purposes of this Section 5, the term "**Minimum Ownership Percentage**" means the number, expressed as a percentage, which results from the following equation, in which "X" equals the number of Warrant Units held by the Holder upon exercise of this Warrant:

$$\left(\frac{X}{104,150} \right) \cdot 100 = \text{Minimum Ownership Percentage}$$

By way of example, and not of limitation, if the Warrant Holder holds One Thousand (1,000) Warrant Units, then the Warrant Holder's Minimum Ownership Percentage would be Ninety-Six Hundredths Percent (.96%) (i.e., 1,000 divided by 104,150 multiplied by 100 equals .96%). The protection against dilution provided by this Section 5 shall survive only until the Expiration Date, and, thereafter, the Warrant Units will be subject to dilution in the same manner as any other Units or membership interest of the Company.

6. Compliance with Securities Laws. The Holder, by acceptance hereof, agrees that this Warrant and the Warrant Units are being acquired for investment and that the Holder will not offer, sell or otherwise dispose of this Warrant or any Warrant Units except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the "**Act**"), or the applicable securities laws of any State (the "**State Acts**"). Upon exercise of this Warrant, the Holder hereof shall confirm in writing, by executing the Notice of Exercise, that the Warrant Units so purchased are being acquired for investment and not with a view toward distribution or resale.

7. Transferability of Warrant and Warrant Units. Neither this Warrant nor any Warrant Units acquired by exercise of this Warrant shall be sold, pledged, hypothecated, or otherwise transferred (whether or not for consideration) except in compliance with the Act and the State Acts. It shall be a condition to the transfer of this Warrant or any Warrant Units that any transferee of this Warrant or any Warrant Units deliver to the Company such transferee's

written agreement to accept and be bound by all of the terms and conditions of this Warrant, or, if the Warrant Units are transferred, of the transferee's agreement to be bound by the terms of the Company's Operating Agreement. The Holder acknowledges that the Company has not granted any registration rights hereunder.

8. Holder Not A Member. No Holder of this Warrant, as such, shall be entitled to vote or receive distributions or be deemed the holder of any Units or membership interest of the Company, nor shall anything contained herein be construed to confer upon the Holder of this Warrant, as such, any of the rights of a Member of the Company or any right to vote for the election of a Manager or upon any matter submitted to the vote of the Members, or to give or withhold consent to any Company action whatsoever, until this Warrant shall have been duly exercised and the Warrant Units shall have become deliverable to such Holder, as provided herein.

9. Notice to Holder of Certain Events. The Company shall not:

(a) make any distribution of funds, property or securities (or of rights to receive the same), in liquidation, dissolution or otherwise, to the Members of the Company (other than payments on debts owed to Members, which have been disclosed to the original Holder prior to the purchase of this Warrant);

(b) authorize or enter into a merger or consolidation in which the Company or any Company subsidiary is a constituent party;

(c) sell, lease, transfer, license or otherwise dispose of all or substantially all of the assets of the Company or any subsidiary of the Company in a single or series of transactions or sell the equity interests of any subsidiary; or

(d) redeem any securities of the Company;

(each of the foregoing being referred to as a "**Notice Event**") as of any date on or before the Expiration Date unless the Company shall have given the Holder at least thirty (30) days prior written notice of its intent to proceed with the Notice Event, such notice including a reasonable description of the timing, consideration and structure of the Notice Event. To the extent it has knowledge of the same, the Company shall also give the Holder at least thirty (30) days prior written notice of any proposed sale of units of the Company that would trigger the applicability of the co-sale rights or drag along rights contemplated by Sections 10.2(c) or 10.2(d), respectively, of the Operating Agreement of the Company.

10. Loss or Destruction. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement or bond satisfactory in form, substance and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company will execute and deliver, in lieu thereof, a replacement Warrant of like tenor.

11. Governing Law. This Warrant and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with the laws of the State of Indiana, notwithstanding the fact that Indiana conflict of law rules might otherwise require the substantive rules of law of another jurisdiction to apply.

12. Headings. The headings in this Warrant are for purposes of convenience and reference only, and shall not be deemed to constitute a part hereof.

13. Modification. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the Company and the Holder.

14. Notices. Whenever any notice, payment of any purchase price, or other communication is required to be given or delivered under the terms of this Warrant, it shall be in writing and delivered by hand delivery or United States registered or certified mail, return receipt requested, postage prepaid (or similar delivery if outside of the United States), and will be deemed to have been given or delivered on the date such notice, purchase price or other communication is so delivered (if by hand delivery) or mailed, as the case may be; and, if to the Company, it will be addressed to: Reagan Park Senior Living, LLC, c/o Thomas Smith, Manager, 301 E. Carmel Dr., Suite C300, Carmel, IN 46032; and if to the Holder, it will be addressed to the registered Holder at its, his or her address as it appears on the books of the Company.

15. **JURY WAIVER. THE HOLDER AND COMPANY, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT EITHER OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS WARRANT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS WARRANT OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF EITHER OF THEM. NEITHER HOLDER NOR COMPANY SHALL SEEK TO CONSOLIDATE, BY COUNTERCLAIM OR OTHERWISE, ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY ANY PARTY EXCEPT BY A WRITTEN INSTRUMENT EXECUTED BY THEM.**

IN WITNESS WHEREOF, the Company has executed this Warrant as of the ____ day of ____________, 2012.

REAGAN PARK SENIOR LIVING, LLC

By: ______________________________
Thomas Smith, a Manager

132

ATTACHMENT A

NOTICE OF EXERCISE

TO: Reagan Park Senior Living, LLC
301 E. Carmel Dr., Suite C300
Carmel, IN 46032
Attn: Thomas Smith

1. The undersigned (the "**Holder**") hereby elects, pursuant to the terms of the attached Warrant (the "**Warrant**"), to purchase _____ Warrant Units and tenders herewith payment of the Exercise Price for such Warrant Units as specified in the Warrant.

2. The Holder hereby requests that the Reagan Park Senior Living, LLC (the "**Company**") provide the Holder with a copy of Schedule 1 to the Company's Operating Agreement, as amended, along with a counterpart signature page for execution by the Holder.

3. Upon the Company's receipt of a counterpart signature page to the Company's Operating Agreement duly executed by the Holder, the Holder requests that the Company amend Exhibit A to the Operating Agreement to reflect the Holder's ownership of the Warrant Units and provide the Holder with a copy of such amended Exhibit A.

4. The Holder represents to the Company that the Holder:

(a) is acquiring the Warrant Units for the Holders own account for investment purposes only and not with a view to, or for the resale in connection with, any distribution thereof, and has no present intention of distributing or reselling such Warrant Units;

(b) understands that the Warrant Units have not been registered under the Securities Act of 1933, as amended (the "**Act**"), or the applicable securities laws of any State (the "**State Acts**"), except for the States of Illinois, Indiana, Michigan, Ohio and Wisconsin, in reliance upon one or more specific exemptions therefrom, which exemptions depend upon, among other things, the bona fide nature of the Holder's investment intent as expressed herein;

(c) further understands that the Company is under no obligation to further register the Warrant Units under the Act or any State Acts;

(d) further understands that at the time the Holder wishes to sell or otherwise dispose of the Warrant Units, even if the Warrant Units are registered or an exemption from registration is otherwise available, there may be no market for such Warrant Units; and

HOLDER:

Dated: __________

____
(Signature)

____
(Type or print name)

____
(Officer Title, if entity)

____
(Entity's Name, if applicable)

____
Residence or Principal Place of Business Address

____
City, State and Zip Code

____
Telephone Number

____
Social Security Number or Tax Identification Number

EXHIBIT E

COMPANY'S PROJECTIONS

The projections included in this **Exhibit E** have been compiled by the Company based on estimates of the results of future operations. The projections are based on assumptions herein concerning facts and events over which the Company in many instances will have no significant control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis for the projections. See "Risk Factors."

The projections are also subject to adverse consequences from one or more of the risk factors discussed herein, as well as other unforeseen risks. While the Company believes that the financing projections and the assumptions on which they are based are reasonable, potential investors should realize that they are good faith estimates only and that actual results will vary, and may vary significantly, from those in the financial projections.

ASSUMPTIONS AND NOTES:

Income, Expense and Occupancy Projections (pages E-3 through E-5)

1. "Month 1" is the first month after substantial completion of construction of the Senior Living Facility; "Month 2" is the second month after substantial completion of construction, and so on.

2. "# of units leased" represents the projected number of residential units that will be leased at the Senior Living Facility as of the end of the month listed.

3. "AL" refers to residential units at the Senior Living Facility; "MC" refers to memory care units at the Senior Living Facility.

4. The "Net Income" shown on the bottom row of page E-4 reflects principal and interest payment of $50,496 on the Bank Loan, which assumes an interest rate of 5.75% per annum, which was the interest rate on term sheet provided by the Bank. Note that the interest rate for the Bank Loan has not yet been locked, so the monthly payment amount for the Bank Loan may be different than shown.

Cash Flow Projections (pages E-6 through E-7)

1. The cash flow projections are listed both for an Offering of $2,250,000 (the minimum offering amount) and $2,500,000 (the maximum offering amount). The cash flow projections assume a 12 month construction period, followed by a 24 month lease-up period.

2. The beginning cash figure in Month 1 of the construction period includes the gross Offering proceeds, less the Placement Agent's fee, Offering expenses, the Company's current liabilities. See "Use of the Proceeds."

3. The Debenture payment amounts are interest-only at 9% per annum. The Debenture payments are shown as a monthly expense for illustration purposes but such payments will actually be due on a quarterly basis.

[PROJECTIONS BEGIN ON NEXT PAGE]

Income, Expense and Occupancy Projections

Year 1

ASSUMPTIONS	NUMBER	RATE	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	TOTAL
SUITES															
Studio	18	2,200.00	3	5	7	8	9	10	11	12	13	14	14	15	
One Bedroom	29	2,750.00	2	3	4	5	7	9	11	13	15	17	19	21	
Two Bedroom	12	3,200.00	4	5	7	9	10	10	11	11	12	12	12	12	
MC Private	22	4,200.00	0	1	2	3	4	5	6	7	8	9	10	11	
Second Person		750.00	2	4	4	4	4	4	4	4	4	4	4	4	
TOTAL SUITES	**81**		**9**	**14**	**20**	**25**	**30**	**34**	**39**	**43**	**48**	**52**	**55**	**59**	
TOTAL RESIDENTS			**11**	**18**	**24**	**29**	**34**	**38**	**43**	**47**	**52**	**56**	**59**	**63**	
RESIDENT DAYS			330	540	720	870	1020	1140	1290	1410	1560	1680	1770	1890	14220
Avg Healthcare Revenue		400													
REVENUE															
SUITES															
Deluxe			6,600.00	11,000.00	15,400.00	17,600.00	19,800.00	22,000.00	24,200.00	26,400.00	28,600.00	30,800.00	30,800.00	33,000.00	266,200.00
One Bedroom			5,500.00	8,250.00	11,000.00	13,750.00	19,250.00	24,750.00	30,250.00	35,750.00	41,250.00	46,750.00	52,250.00	57,750.00	346,500.00
Two Bedroom			12,800.00	16,000.00	22,400.00	28,800.00	32,000.00	32,000.00	35,200.00	35,200.00	38,400.00	38,400.00	38,400.00	38,400.00	368,000.00
MC Private			-	4,200.00	8,400.00	12,600.00	16,800.00	21,000.00	25,200.00	29,400.00	33,600.00	37,800.00	42,000.00	46,200.00	277,200.00
Second Person			1,500.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	34,500.00
			-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL RENTAL			**26,400.00**	**42,450.00**	**60,200.00**	**75,750.00**	**90,850.00**	**102,750.00**	**117,850.00**	**129,750.00**	**144,850.00**	**156,750.00**	**166,450.00**	**178,350.00**	**1,292,400.00**
Other Income															-
Beauty Shop			200.00	200.00	200.00	200.00	300.00	300.00	300.00	500.00	500.00	500.00	500.00	600.00	4,300.00
Footcare			100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Move in fees															-
Housekeeping			50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	600.00
Laundry			100.00	100.00	200.00	200.00	235.00	235.00	235.00	235.00	235.00	235.00	235.00	235.00	2,480.00
Meals			25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	300.00
Healthcare Revenue			1,800.00	2,600.00	3,600.00	4,400.00	5,200.00	5,800.00	6,600.00	7,200.00	8,000.00	8,600.00	9,000.00	9,600.00	72,400.00
Other			130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	1,560.00
Transportation			100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
TOTAL OTHER			2,505.00	3,305.00	4,405.00	5,205.00	6,140.00	6,740.00	7,540.00	8,340.00	9,140.00	9,740.00	10,140.00	10,840.00	84,040.00
															-
TOTAL REVENUE			**28,905.00**	**45,755.00**	**64,605.00**	**80,955.00**	**96,990.00**	**109,490.00**	**125,390.00**	**138,090.00**	**153,990.00**	**166,490.00**	**176,590.00**	**189,190.00**	**1,376,440.00**
Total Revenue			**28,905.00**	**45,755.00**	**64,605.00**	**80,955.00**	**96,990.00**	**109,490.00**	**125,390.00**	**138,090.00**	**153,990.00**	**166,490.00**	**176,590.00**	**189,190.00**	**1,376,440.00**
AVERAGE PER SUITE			3,211.67	3,268.21	3,230.25	3,238.20	3,233.00	3,220.29	3,215.13	3,211.40	3,208.13	3,201.73	3,210.73	3,206.61	**38,655.34**
Staffing Expense															
OFFICE			10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	124,800.00
NURSING			26,197.78	26,197.78	26,197.78	30,874.34	30,874.34	30,874.34	30,874.34	35,550.90	35,550.90	35,550.90	45,284.24	45,284.24	399,311.87
LIFE ENHANCEMENT			1,733.33	1,733.33	1,733.33	1,733.33	2,600.00	2,600.00	2,600.00	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	32,066.67
HOUSEKEEPING			1,906.67	1,906.67	1,906.67	1,906.67	1,906.67	1,906.67	1,906.67	1,906.67	3,293.33	3,293.33	3,293.33	3,293.33	28,426.67
DINING			10,116.12	10,116.12	10,116.12	10,116.12	10,116.12	10,116.12	10,116.12	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	131,659.03
MAINTENANCE			2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	31,200.00
															-
PAYROLL TAX	(Net Above)		7,943.08	7,943.08	7,943.08	8,644.57	8,774.57	8,774.57	8,774.57	9,914.02	10,122.02	10,122.02	11,582.02	11,582.02	112,119.63
TOTAL SALARY EXPENSE			**60,896.98**	**60,896.98**	**60,896.98**	**66,275.02**	**67,271.69**	**67,271.69**	**67,271.69**	**76,007.50**	**77,602.17**	**77,602.17**	**88,795.50**	**88,795.50**	**859,583.86**
Marketing															
Print Ads			4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	4,300.00	51,600.00
Printing			350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	4,200.00
Postage			320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	3,840.00
Radio Ads			250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	3,000.00
SpecialEvents			530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	6,360.00
Supplies			210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	2,520.00
															-
Total Marketing			**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**5,960.00**	**71,520.00**

Income, Expense and Occupancy Projections (Continued)

Year 1

Office													
Postage & Delivery	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	3,600.00
Other													
Total Office	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	3,600.00
Computer													
Software (Leads Direct)	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	1,800.00
Internet	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	360.00
Total Computer	180.00	180.00	180.00	180.00	180.00	180.00	180.00	180.00	180.00	180.00	180.00	180.00	2,160.00
Management Fee	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,297.70	5,675.70	60,973.40
Social Program Supplies and Entertainment	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	4,800.00
Professional Fees													-
Nursing	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	1,800.00
Pharmacy	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	2,400.00
Dietary (Below)													-
Legal	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Accounting	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	6,000.00
Total Professional Fees	950.00	950.00	950.00	950.00	950.00	950.00	950.00	950.00	950.00	950.00	950.00	950.00	11,400.00
Telephone													-
Basic Connection	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	3,960.00
Usage	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	360.00
Mobile Phone	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Total Telephone	460.00	460.00	460.00	460.00	460.00	460.00	460.00	460.00	460.00	460.00	460.00	460.00	5,520.00
Other													-
Background Checks	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	780.00
Pre Employment	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	1,140.00
Bank Service Charges (equipment)	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	420.00
Media Management	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	1,500.00
Beauty Shop	200.00	200.00	200.00	300.00	300.00	300.00	400.00	400.00	400.00	500.00	500.00	500.00	4,200.00
Resident Flower	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	300.00
Dues & Subscriptions	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Employment Ads	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	3,600.00
License & Permits	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	420.00
Training / Education	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	1,500.00
Uniforms	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	300.00
Miscellaneous	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	1,800.00
Total Other	1,280.00	1,280.00	1,280.00	1,380.00	1,380.00	1,380.00	1,480.00	1,480.00	1,480.00	1,580.00	1,580.00	1,580.00	17,160.00
Operating													-
Cable	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	3,300.00
Exterminating	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	840.00
Rubbish Removal	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	1,620.00
Vehicle Expense	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	13,140.00
Water Softer	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	1,920.00
Total Operating	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	1,735.00	20,820.00
Maintenance													-
Security / Monitoring	-	-	-	-	-	-	-	-	-	-	-	-	-
Gounds Maintenance	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	3,600.00
Carpeting	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	1,800.00
Elevator	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Heating & Air	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	600.00
Snow Removal	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	12,000.00
Plumbing	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Electrical	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	900.00
Painting	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	600.00
Misc Repairs	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	1,800.00
Total Maintenance	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	1,975.00	23,700.00
Materials & Supplies													-
Office Supplies	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	2,520.00
Nursing Supplies	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	3,000.00
Housekeeping Supplies	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	3,000.00
Houskeeping Repairs	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	420.00
Laundry supplies	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	1,320.00
Maintenance Supplies	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	2,700.00
Total Material & Supplies	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	1,080.00	12,960.00

Income, Expense and Occupancy Projections (Continued)

Year 1

Utilities														-
Electric		7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	**90,000.00**
Gas		95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	**1,140.00**
Water		1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	**13,800.00**
Total Utilities		**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,746.00**	**8,745.00**	**104,940.00**
Taxes & Insurance														-
Property Taxes		2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	**24,000.00**
General & Prof Liability		2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	**24,000.00**
Employee Health		4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	**48,000.00**
Workers Comp		735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	**8,820.00**
Total Taxes & Insurance		**8,735.00**	**8,735.00**	**8,736.00**	**8,735.00**	**8,735.00**	**8,735.00**	**8,735.00**	**8,735.00**	**8,735.00**	**8,735.00**	**8,735.00**	**8,735.00**	**104,820.00**
Care Programs														-
Raw Food	6.00 PRD	1,980.00	3,240.00	4,320.00	5,220.00	6,120.00	6,840.00	7,740.00	8,460.00	9,360.00	10,080.00	10,620.00	11,340.00	**85,320.00**
Supplies		100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Disposable Supplies		330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	**3,960.00**
Dishes & Utensils		125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	**1,500.00**
Dietary Cleaning		50.00	50.00	50.00	60.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	**600.00**
Equipment Supplies														-
Washware Supplies		125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	**1,500.00**
Dietecian Services		110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	**1,320.00**
Equipment Repairs		240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	**2,880.00**
Uniforms		15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	**180.00**
Total Care Programs		**3,075.00**	**4,335.00**	**5,415.00**	**6,315.00**	**7,215.00**	**7,935.00**	**8,835.00**	**9,555.00**	**10,455.00**	**11,175.00**	**11,715.00**	**12,435.00**	**98,460.00**
Total Operating Expense		**100,771.98**	**102,031.98**	**103,111.98**	**109,490.02**	**111,386.69**	**112,106.69**	**113,106.69**	**122,562.50**	**125,057.17**	**125,877.17**	**137,908.20**	**139,006.20**	**1,402,417.26**
Net Operating Income		(71,866.98)	(56,276.98)	(38,506.98)	(28,535.02)	(14,396.69)	(2,616.69)	12,283.31	15,527.50	28,932.83	40,612.83	38,681.80	50,183.80	**(25,977.26)**
Bank Interest Expense		$38,527.50	$38,485.33	$38,442.97	$38,400.41	$38,357.65	$38,314.71	$38,271.56	$38,228.22	$38,184.67	$38,140.93	$38,096.99	$38,052.85	**459,503.78**
D.A. Noyes Interest Expense		18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	**225,000.00**
Depreciation Expense		20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	**248,053.85**
Net Income		(149,815.63)	(134,183.46)	(116,371.10)	(106,356.59)	(92,175.50)	(80,352.55)	(65,409.41)	(62,121.87)	(48,672.99)	(36,949.25)	(38,836.34)	(27,290.20)	**(958,534.89)**

Income, Expense and Occupancy Projections (Continued)

Year 2

ASSUMPTIONS	NUMBER	RATE	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	TOTAL
SUITES															
Studio	18	2,200.00	14	15	16	16	16	16	16	16	16	16	16	16	
One Bedroom	29	2,750.00	24	25	26	27	28	28	28	28	28	28	28	28	
Two Bedroom	12	3,200.00	12	12	12	12	12	12	12	12	12	12	12	12	
MC Private	22	4,200.00	14	15	16	17	18	18	19	19	20	20	21	21	
Second Person		750.00	4	4	4	4	5	5	5	6	6	6	6	6	
TOTAL SUITES	**81**		**64**	**67**	**70**	**72**	**74**	**74**	**75**	**75**	**76**	**76**	**77**	**77**	
TOTAL RESIDENTS			**68**	**71**	**74**	**76**	**79**	**79**	**80**	**81**	**82**	**82**	**83**	**83**	
RESIDENT DAYS			2040	2130	2220	2280	2370	2370	2400	2430	2460	2460	2490	2490	28140
Avg Healthcare Revenue		400													
REVENUE															
SUITES															
Deluxe			30,800.00	33,000.00	35,200.00	35,200.00	35,200.00	35,200.00	35,200.00	35,200.00	35,200.00	35,200.00	35,200.00	35,200.00	415,800.00
One Bedroom			66,000.00	68,750.00	71,500.00	74,250.00	77,000.00	77,000.00	77,000.00	77,000.00	77,000.00	77,000.00	77,000.00	77,000.00	896,500.00
Two Bedroom			38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	38,400.00	460,800.00
MC Private			58,800.00	63,000.00	67,200.00	71,400.00	75,600.00	75,600.00	79,800.00	79,800.00	84,000.00	84,000.00	88,200.00	88,200.00	915,600.00
Second Person			3,000.00	3,000.00	3,000.00	3,000.00	3,750.00	3,750.00	3,750.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	45,750.00
			-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL RENTAL			**197,000.00**	**206,150.00**	**215,300.00**	**222,250.00**	**229,950.00**	**229,950.00**	**234,150.00**	**234,900.00**	**239,100.00**	**239,100.00**	**243,300.00**	**243,300.00**	**2,734,450.00**
															-
Other Income															-
Beauty Shop			519.00	519.00	519.00	519.00	519.00	519.00	519.00	519.00	519.00	519.00	519.00	519.00	6,228.00
Footcare			100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Move in fees															-
Housekeeping			50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	600.00
Laundry			235.00	235.00	235.00	235.00	235.00	235.00	235.00	235.00	235.00	235.00	235.00	235.00	2,820.00
Meals			25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	300.00
Healthcare Revenue			10,000.00	10,400.00	10,800.00	11,000.00	11,200.00	11,200.00	11,200.00	11,200.00	11,200.00	11,200.00	11,200.00	11,200.00	131,800.00
Other			130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	130.00	1,560.00
Transportation			100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
TOTAL OTHER			11,159.00	11,559.00	11,959.00	12,159.00	12,359.00	12,359.00	12,359.00	12,359.00	12,359.00	12,359.00	12,359.00	12,359.00	145,708.00
															-
TOTAL REVENUE			**208,159.00**	**217,709.00**	**227,259.00**	**234,409.00**	**242,309.00**	**242,309.00**	**246,509.00**	**247,259.00**	**251,459.00**	**251,459.00**	**255,659.00**	**255,659.00**	**2,880,158.00**
Total Revenue			**208,159.00**	**217,709.00**	**227,259.00**	**234,409.00**	**242,309.00**	**242,309.00**	**246,509.00**	**247,259.00**	**251,459.00**	**251,459.00**	**255,659.00**	**255,659.00**	**2,880,158.00**
AVERAGE PER SUITE			3,252.48	3,249.39	3,246.56	3,255.68	3,274.45	3,274.45	3,286.79	3,296.79	3,308.67	3,308.67	3,320.25	3,320.25	**39,394.41**
Staffing Expense															
OFFICE			10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	10,400.00	124,800.00
NURSING			45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	45,284.24	543,410.83
LIFE ENHANCEMENT			3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	3,466.67	41,600.00
HOUSEKEEPING			3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	3,293.33	39,520.00
DINING			12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	12,169.24	146,030.90
MAINTENANCE			2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	31,200.00
															-
PAYROLL TAX	(Net Above)		11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	11,582.02	138,984.26
TOTAL SALARY EXPENSE			**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**88,795.50**	**1,065,545.98**
Marketing															
Print Ads			4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	54,000.00
Printing			350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	350.00	4,200.00
Postage			320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	3,840.00
Radio Ads			250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	3,000.00
SpecialEvents			530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	530.00	6,360.00
Supplies			210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	2,520.00
															-
Total Marketing			**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**6,160.00**	**73,920.00**
Office															
Postage & Delivery			300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	**3,600.00**

Income, Expense and Occupancy Projections (Continued)

Year 2

Other													
Total Office	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	**300.00**	3,600.00
Computer													
Software (Leads Direct)	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	**1,800.00**
Internet	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	**360.00**
Total Computer	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**180.00**	**2,160.00**
Management Fee	**6,244.77**	**6,531.27**	6,817.77	7,032.27	7,269.27	7,269.27	7,385.27	7,417.77	7,543.77	7,543.77	7,669.77	7,669.77	**86,404.74**
Social Program Supplies and Entertainment	600.00	600.00	600.00	600.00	600.00	600.00	600.00	600.00	600.00	600.00	600.00	600.00	7,200.00
Professional Fees													-
Nursing	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	**1,800.00**
Pharmacy	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	**2,400.00**
Dietary (Below)													-
Legal	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Accounting	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	**6,000.00**
Total Professional Fees	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**950.00**	**11,400.00**
Telephone													-
Basic Connection	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	**3,960.00**
Usage	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	30.00	**360.00**
Mobile Phone	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Total Telephone	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**460.00**	**5,520.00**
Other													-
Background Checks	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	65.00	**780.00**
Pre Employment	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	**1,140.00**
Bank Service Charges (equipment)	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	**420.00**
Media Management	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	**1,500.00**
Beauty Shop	630.00	630.00	630.00	630.00	630.00	630.00	630.00	630.00	630.00	630.00	630.00	630.00	**7,560.00**
Resident Flower	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	**300.00**
Dues & Subscriptions	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Employment Ads	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	**3,600.00**
License & Permits	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	**420.00**
Training / Education	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	**1,500.00**
Uniforms	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	**300.00**
Miscellaneous	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	**1,800.00**
Total Other	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**1,710.00**	**20,520.00**
Operating													-
Cable	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	275.00	**3,300.00**
Exterminating	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	**840.00**
Rubbish Removal	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	135.00	**1,620.00**
Vehicle Expense	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	1,095.00	**13,140.00**
Water Softer	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	160.00	**1,920.00**
Total Operating	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**1,735.00**	**20,820.00**
Maintenance													-
Security / Monitoring	145.00	145.00	145.00	145.00	145.00	145.00	145.00	145.00	145.00	145.00	145.00	145.00	**1,740.00**
Gounds Maintenance	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	**3,600.00**
Carpeting	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	**1,800.00**
Elevator	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Heating & Air	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	**600.00**
Snow Removal	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	**12,000.00**
Plumbing	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Electrical	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	75.00	**900.00**
Painting	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	**600.00**
Misc Repairs	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	**1,800.00**
Total Maintenance	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**2,120.00**	**25,440.00**
Materials & Supplies													-
Office Supplies	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	210.00	**2,520.00**
Nursing Supplies	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	**3,000.00**
Housekeeping Supplies	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	250.00	**3,000.00**
Houskeeping Repairs	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	**420.00**
Laundry supplies	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	**1,320.00**
Maintenance Supplies	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	225.00	**2,700.00**
Total Material & Supplies	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**1,080.00**	**12,960.00**
Utilities													-
Electric	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	**90,000.00**
Gas	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	95.00	**1,140.00**

140

Income, Expense and Occupancy Projections (Continued)

Year 2

Water		1,150.00	1,150.00	1,150.00	1,150.00	1,150 00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	1,150.00	**13,800.00**
Total Utilities		**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**8,745.00**	**104,940.00**
Taxes & Insurance														
Property Taxes		3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	**36,000.00**
General & Prof Liabilitry		2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	**24,000.00**
Employee Health		4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	**48,000.00**
Workers Comp		735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	735.00	**8,820.00**
Total Taxes & Insurance		**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**9,735.00**	**116,820.00**
Care Programs														
Raw Food	6.00 PRD	12,240.00	12,780.00	13,320.00	13,680.00	14,220.00	14,220.00	14,400.00	14,580.00	14,760.00	14,760.00	14,940.00	14,940.00	**168,840.00**
Supplies		100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Disposable Supplies		330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	330.00	**3,960.00**
Dishes & Utensils		125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	**1,500.00**
Dietary Cleaning		50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	**600.00**
Equipment Supplies														
Washware Supplies		125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	125.00	**1,500.00**
Dietecian Services		110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	**1,320.00**
Equipment Repairs		240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	240.00	**2,880.00**
Uniforms		15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	**180.00**
Total Care Programs		**13,335.00**	**13,875.00**	**14,415.00**	**14,775.00**	**15,315.00**	**15,315.00**	**15,495.00**	**15,675.00**	**15,855.00**	**15,855.00**	**16,035.00**	**16,035.00**	**181,980.00**
Total Operating Expense		**142,150.27**	**142,976.77**	**143,803.27**	**144,377.77**	**145,154.77**	**145,154.77**	**145,460.77**	**145,663.27**	**145,969.27**	**145,969.27**	**146,275.27**	**146,275.27**	**1,739,230.72**
Net Operating Income		66,008.73	74,732.23	83,455.73	90,031.23	97,154.23	97,154.23	101,048.23	101,595.73	105,489.73	105,489.73	109,383.73	109,383.73	**1,140,927.28**
Bank Interest Expense		$38,008.50	$37,963.95	$37,919.20	$37,874.24	$37,829.07	$37,783.70	$37,738.12	$37,692.33	$37,646.34	$37,600.13	$37,553.71	$37,507.07	**453,118.36**
Noyes Debenture Interest Expense		$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	$18,750.00	**225,000.00**
Depreciation Expense		20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.15	20,671.16	20,671.15	20,671.15	**248,053.85**
Net Income		28,000.23	38,768.28	45,536.53	52,156.99	59,325.16	59,370.53	63,310.11	63,903.40	67,843.40	67,889.60	71,830.03	71,876.66	**214,757.07**

Cash Flow Projections

(Assuming Gross Offering Proceeds of $2,250,000)

Cash Flow Projections - $2,250,000

	Construction Period (In Months)											
	1	2	3	4	5	6	7	8	9	10	11	12
Beginning Cash	11477300	9617925	9091050	8564175	7782300	6900425	5653550	4406675	3159800	2312925	1616050	1281675
Less Debenture Payments	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875
Less Management Fee	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000
Less Pre-Leasing Expense	-5000	-5000	-5000	-10000	-10000	-25000	-25000	-25000	-25000	-25000	-37500	-37500
Less Construction / Development Expense	-1832500	-500000	-500000	-750000	-850000	-1200000	-1200000	-1200000	-800000	-650000	-275000	-164800
Ending Cash	9617925	9091050	8564175	7782300	6900425	5653550	4406675	3159800	2312925	1616050	1281675	1057500

	Lease Up Period (In Months)											
	1	2	3	4	5	6	7	8	9	10	11	12
Beginning Cash	1057500	930231	818551	724642	640704	570905	512886	460566	411490	375819	351829	325907
Plus Projected Income/(Loss) from Project	-110394	-94804	-77034	-67063	-52924	-41144	-35445	-32201	-18796	-7116	-9047	2455
Less Debenture Payments	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875
Ending Cash	930231	818551	724642	640704	570905	512886	460566	411490	375819	351829	325907	311488

	Lease Up Period (In Months)											
	13	14	15	16	17	18	19	20	21	22	23	24
Beginning Cash	311488	312893	323022	341874	367302	399853	432404	468849	505841	546728	587614	632394
Plus Projected Income/(Loss) from Project	18280	27004	35727	42303	49426	49426	53320	53867	57761	57761	61655	61655
Less Debenture Payments	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875	-16875
Ending Cash	312893	323022	341874	367302	399853	432404	468849	505841	546728	587614	632394	677175

Cash Flow Projections

(Assuming Gross Offering Proceeds of $2,500,000)

Cash Flow Projections - $2,500,000

	Construction Period (In Months)											
	1	2	3	4	5	6	7	8	9	10	11	12
Beginning Cash	11477300	9611050	9077300	8543550	7754800	6866050	5612300	4358550	3104800	2251050	1547300	1206050
Less Debenture Payments	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750
Less Management Fee	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000	-5000
Less Pre-Leasing Expense	-10000	-10000	-10000	-15000	-15000	-30000	-30000	-30000	-30000	-30000	-42500	-42500
Less Construction / Development Expense	-1832500	-500000	-500000	-750000	-850000	-1200000	-1200000	-1200000	-800000	-650000	-275000	-164800
Ending Cash	9611050	9077300	8543550	7754800	6866050	5612300	4358550	3104800	2251050	1547300	1206050	975000

	Lease Up Period (In Months)											
	1	2	3	4	5	6	7	8	9	10	11	12
Beginning Cash	975000	845856	732301	636517	550704	479030	419136	364941	313990	276444	250579	222782
Plus Projected Income/(Loss) from Project	-110394	-94804	-77034	-67063	-52924	-41144	-35445	-32201	-18796	-7116	-9047	2455
Less Debenture Payments	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750
Ending Cash	845856	732301	636517	550704	479030	419136	364941	313990	276444	250579	222782	206488

	Lease Up Period (In Months)											
	13	14	15	16	17	18	19	20	21	22	23	24
Beginning Cash	206488	206018	214272	231249	254802	285478	316154	350724	385841	424853	463864	506769
Plus Projected Income/(Loss) from Project	18280	27004	35727	42303	49426	49426	53320	53867	57761	57761	61655	61655
Less Debenture Payments	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750	-18750
Ending Cash	206018	214272	231249	254802	285478	316154	350724	385841	424853	463864	506769	549675

REAGAN PARK SENIOR LIVING, LLC
(an Indiana limited liability company)

Up to $2,500,000 of 9% Unsecured Debentures Due December 31, 2017
Accompanied by
Warrants to Purchase Membership Units at $50 Per Unit Expiring December 31, 2022

PLACEMENT AGENCY AGREEMENT

This Placement Agency Agreement (the "**Agreement**") is made as of December 3, 2012 between David A. Noyes & Company, an Illinois corporation ("**Placement Agent**"), and Reagan Park Senior Living, LLC, an Indiana limited liability company (the "**Company**"), and the Leo Brown Group, LLC, an Indiana limited liability company.

The Company intends to issue and sell an aggregate principal amount not to exceed $2,500,000 of 9% unsecured debentures of the Company due December 31, 2017 (the "**Debentures**"), together with warrants to purchase membership units of the Company ("**Units**") exercisable at any time between December 31, 2015 and 5:00 p.m. Eastern Time on December 31, 2022 at an exercise price of $50 per Unit, subject to adjustment as provided in the warrants (the "**Warrants**," and together with the Debentures, the "**Securities**"), from time to time in a public offering (the "**Offering**"). The Debentures will be issued pursuant to a Trust Indenture between the Company and First Merchants Trust Company (the "**Trust Indenture**"), and will be offered at par.

The Securities will be offered and sold (i) without registration with the Securities and Exchange Commission in accordance with Regulation A, 17 C.F.R. § 230.251-263 ("**Regulation A**"), under the Securities Act of 1933, as amended (the "**Securities Act**"); and (ii) with respect to the states in which the Offering is directed, pursuant to registration by qualification in those states where such qualification is required or pursuant to exemptions from registration available to the Company under applicable state securities laws and regulations. The proceeds of the Offering will be used primarily to provide equity support to obtain senior debt financing from one or more financial institutions (the "**Bank Loan**") for the construction of a senior living facility in Hendricks County, Indiana (the "**Project**"), to pay various fees relating to the Project and the Offering, and to establish a separate account for the purpose of funding the payment of interest on the Debentures and Bank Loan.

The Company wishes to engage the Placement Agent to act as the Company's exclusive agent to identify prospective purchasers of Securities to be issued in the Offering, and the Placement Agent is willing to accept such engagement, on the terms and subject to the conditions set forth in this Agreement.

Accordingly, intending to be legally bound, the parties agree as follows:

1. **The Offering**.

(a) The final terms of the Securities to be issued by the Company and of the Offering will be determined by the Company and set forth in an offering circular, in form and content complying with Regulation A and applicable state securities laws (which, along with any amendment or supplement thereto, is referred to herein as the "**Offering Circular**"), which the Company will prepare for distribution to prospective purchasers of Securities in the Offering.

(b) Certain terms of the Offering are as follows:

(i) The Securities will be offered and sold in reliance on and in accordance with Regulation A and, as a result, the Offering will be exempt from the registration requirements of the Securities Act and will be qualified or exempt under applicable state securities laws.

(ii) Qualification of the Trust Indenture with respect to the Debentures under the Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**"), will not be required in connection with the offer, issuance, sale, or delivery of the Debentures.

(iii) The Debentures will be issuable in increments of $1,000, with a minimum principal amount per Debenture of $25,000 and a maximum principal amount per investor of $500,000, unless otherwise expressly agreed by the Company.

(iv) Warrants will be issued and delivered to purchasers of Debentures at the rate of Warrants to purchase 20 Units for each $1,000 principal amount of Debentures purchased.

(v) The Offering is contingent upon the receipt of funds by the escrow agent of the Company (the "**Escrow Agent**") representing a minimum aggregate amount of subscriptions for the purchase of Debentures of $2,250,000 on or before December 31, 2012, which may be waived by the Company at any time.

(vi) The Company will not issue and sell Debentures (and accompanying Warrants) with a maximum aggregate principal amount exceeding $2,500,000 (the "**Maximum Amount**").

(vii) For each $1,000 of Securities purchased, $980 will be allocated to the cost of the Debenture and $20 will be allocated to the cost of the Warrant.

(viii) The subscription funds of a prospective investor will be maintained in a separate escrow account at a financial institution, for the benefit of the investor, by the Escrow Agent until such time as funds for the aggregate minimum subscription amount for the purchase of Debentures has been collected

(ix) Investors must purchase Securities directly from the Company, and the Securities will be issued through the delivery of separate Debenture and Warrant documents.

(x) The Company and the Placement Agent may elect to hold more than one closing for the sale of Securities, but in no event shall closings be held more frequently than monthly unless the Company and Placement Agent otherwise agree.

(xi) The Offering will terminate (the "**Offering Termination**") at the earlier of (A) the date on which the Placement Agent receives subscription agreements for the maximum amount of the Offering, and (B) the date set forth in the Offering Circular; *provided that*, the Company may temporarily cease selling the Securities or terminate or extend the Offering at any time after consulting with the Placement Agent.

2. **Engagement**.

(a) The Company engages Placement Agent, and Placement Agent accepts such engagement, as the Company's exclusive financial advisor and marketing agent, on a best efforts basis, for the purpose of identifying potential purchasers of Securities in the Offering, soliciting subscriptions for Securities, advising and assisting the Company with respect to the Company's sale of Securities in the Offering, and providing such other advice and assistance in connection with the Offering as the Company may reasonably request. It is acknowledged by the Company that the Placement Agent shall not be required to purchase any Securities in the Offering or otherwise or be obligated to take any action that is inconsistent with any applicable law, regulation, decision, or order. Notwithstanding any contrary provision of this Agreement, the Placement Agent shall have no liability to the Company or any other person for its failure to identify one or more prospective investors in the Offering or the failure of the Company to sell any or all of the Securities being offered for sale in the Offering.

(b) As compensation for the Placement Agent's services hereunder:

(i) the Company shall pay to Placement Agent at each closing of the sale of Securities in the Offering to a prospective investor identified by Placement Agent during the term of this Agreement, a cash commission equal to seven percent (7.0%) of the gross proceeds from the sale of Securities at such closing;

(ii) the Company shall pay to Placement Agent at each closing of the sale of Securities in the Offering to a prospective investor identified by the Company during the term of this Agreement (a "**Company Investor**"), a cash commission equal to four percent (4.0%) calculated on the first $450,000 of the gross proceeds from the sale of Securities at all such closings; and

(iii) the Company shall pay to Placement Agent a fee of one percent (1.0%) of the aggregate principal amount of any loan proceeds received by the Company from any financial institution in which Placement Agent assisted in securing such financing during the term of this Agreement (except for Merchants Bank of Indiana) payable at the closing of such loan transaction.

(iv) the Company shall issue to Placement Agent warrants (the "**Noyes Warrants**") to acquire a number of Units of the Company determined as follows: (A) if the Company receives gross proceeds from the sale of Debentures in the Offering of less than the Maximum Amount, then the Company shall issue to Placement Agent warrants to acquire 5,000 Units; and (B) if the Company receives the Maximum Amount of gross proceeds from the sale of Debentures in the Offering, then the Company shall issue to Placement Agent warrants to acquire 5,200 Units. The Noyes Warrants will carry the same rights and be exercisable under the same conditions as the Warrants issued to the purchasers of Debentures in the Offering; provided that, the Noyes Warrants also shall contain standard anti-dilution provisions similar to the Warrants. The Company shall issue the Noyes Warrants in the name of "David A. Noyes & Company" or in the name of any other entities or individuals designated by Placement Agent.

3. **Representations, Warranties and Covenants of the Company**. The Company represents and warrants to and agrees with Placement Agent that:

(a) The Company has not distributed and will not distribute, prior to the Offering Termination, any offering material in connection with the offering and sale of the Securities other than the Offering Circular or other materials approved by the Placement Agent in advance. Other than information provided by or on behalf of Placement Agent specifically for inclusion in the Offering Circular, the Offering Circular will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offering Circular does not and will not include any statement concerning Placement Agent that does not fully conform to written information furnished to the Company by Placement Agent or its legal counsel expressly for use in the Offering Circular.

(b) The Company is a limited liability company organized, validly existing, and in good standing under the laws of the State of Indiana. The Company is qualified to do business and, where applicable, in good standing in every jurisdiction in which, because of the Company's ownership, leasing, licensing, or use of property and assets or the conduct of its business, qualification in such jurisdiction is legally required. The Company holds all governmental authorizations, approvals, and permits necessary to conduct its business and to perform its obligations under this Agreement. The Company has no subsidiaries nor owns any interest in any corporation, partnership, limited liability company, joint venture, or other enterprise, other than Reagan Park AL, LLC.

(c) The Company has all requisite power and authority to execute, deliver, and perform this Agreement, including, without limitation, the power and authority to offer, sell, and issue the Securities. This Agreement and the Trust Indenture each has been (or when executed will be) duly authorized, executed, and delivered by the Company, and each is (or when executed will be) the legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or affecting creditors' rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d) The offer and sale of the Securities in the Offering will be made in reliance on and in accordance with, and will qualify for the exemption from the registration requirements of the Securities Act provided by Regulation A. In addition, the offer and sale of the Securities in the Offering will be qualified or exempt from registration under the securities law of each state in which the Securities will be offered or sold. Neither the Company, any of its affiliates, nor anyone acting on their behalf has taken or omitted to take any act, or will take or will omit to take any act, in respect of the Offering that conflicts with Regulation A, the Securities Act, or any applicable state securities laws. Neither the Company nor any of its predecessors, directors, managers, officers, or beneficial owners of equity securities, nor any promoter of the Company presently connected with the Company in any capacity, is subject to any judgment, decree, ruling, order, or other disqualification that would make the exemption provided by Regulation A unavailable in connection with the Offering. In connection with all prior offerings of its securities, the Company has complied, and, with respect to the Offering, will comply, with all federal and applicable state securities laws. No person has any right to cause the Company to effect any registration under the Securities Act of any securities of the Company pursuant to "registration rights" or any similar rights.

(e) Qualification of an indenture, including the Trust Indenture with respect to the Debentures, under the Trust Indenture Act is not required in connection with the offer, issuance, sale, or delivery of the Securities.

(f) No authorization, approval, or permit of or from, or declaration or filing with, any governmental authority, any court or other tribunal, the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), or other self-regulatory body or any securities exchange is required by the Company for the execution, delivery, or performance of this Agreement by the Company or the sale of any Securities in the Offering by the Company, except any required filings under Regulation A and applicable state securities laws, which have been or will be made by the time required by such laws.

(g) No consent of any party to any contract, agreement, instrument, lease, license, or arrangement to which the Company is a party, or to which any of its properties or assets are subject, is required for the execution, delivery, or performance of this Agreement or the Trust Indenture. The Company's execution, delivery, or performance of this Agreement and the Trust Indenture (i) will not violate, result in a breach of, or conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, any agreement to which the Company is a party or to which the Company or any of its assets are subject; (ii) will not violate, result in a breach of, or conflict with any term of the articles of organization or operating agreement of the Company; (iii) will not result in the creation or imposition of any lien, charge, or encumbrance upon any property or assets of the Company; and (iv) will not violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on the Company or any of its assets.

(h) There is no litigation or governmental proceeding pending or threatened against, or involving, the Company or any of its properties, except as may be set forth in the Offering Circular.

(i) The Company is not in breach of, or in default under, any term or provision of any indenture, mortgage, deed of trust, lease, note, loan, or credit agreement, or any other agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which it is a party or by which it or any of its properties or assets may be bound. The Company is not in violation of any provision of its articles of organization or operating agreement, any franchise, license, permit, judgment, decree, or order, or any statute, rule, or regulation, except for any violation which would not reasonably be expected to have a material adverse effect on the Company or any of its properties or assets.

(j) The Securities are validly authorized and, when issued and delivered in accordance with the Offering Circular, will be validly issued, fully paid, and non-assessable and will not be issued in violation of any preemptive rights. No individual or entity has any right of first refusal to acquire any of the Securities in the Offering. The Securities and Trust Indenture conform, in all material respects, to all statements relating thereto contained in the Offering Circular.

(k) The Company makes and keeps, and/or will make and keep, books and records and maintains internal accounting controls that provide reasonable assurance that: (i) transactions are executed in accordance with management's authorization, (ii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (iii) access to its assets is permitted only in accordance with management's authorization, and (iv) the reported assets are compared with existing assets at reasonable intervals.

(l) Neither the Company nor any of its owners, directors, managers, officers, employees, representatives, or agents has engaged any placement agent, underwriter, broker, finder, or other similar person with respect to the Offering other than pursuant to this Agreement.

(m)The Company represents that it is a sophisticated business enterprise that has engaged Placement Agent for the limited purposes set forth in this Agreement, and acknowledges that the Company's and Placement Agent's respective rights and obligations are contractual in nature.

4. **Representations, Warranties, and Covenants of Placement Agent**. Placement Agent represents and warrants to and agrees with the Company that:

(a) Placement Agent is duly organized and in good standing in its jurisdiction of origin. Placement Agent holds all governmental authorizations, approvals, and permits necessary to conduct its business and to perform its obligations under this Agreement.

(b) Placement Agent has the requisite power and authority to execute, deliver, and perform its obligations under this Agreement. This Agreement has been duly authorized, executed, and delivered by Placement Agent. This Agreement is the legal, valid, and binding obligation of Placement Agent enforceable against Placement Agent in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or affecting creditors' rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Placement Agent is a broker-dealer registered with the Securities and Exchange Commission ("**SEC**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is a member in good standing of FINRA and the New York Stock Exchange, is registered as an investment adviser with the SEC under the Investment

Advisers Act of 1940, as amended, and is registered and/or qualified to act in each jurisdiction in which it is required to be registered and/or qualified to conduct its business and to perform its obligations under this Agreement.

(d) All information provided by or on behalf of Placement Agent for inclusion in the Offering Circular does not and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5. **Certain Covenants of the Company**. The Company covenants to and agrees with Placement Agent as follows:

(a) If any event occurs as the result of which, in the opinion of the Company, Placement Agent, or their respective legal counsel, the Offering Circular, as then amended or supplemented, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or if, in the opinion of such legal counsel, it is necessary at any time to amend or supplement the Offering Circular to comply with the Securities Act or the regulations issued under the Securities Act, or applicable state securities laws, the Company will notify Placement Agent and will promptly prepare an appropriate amendment or supplement (in form and substance reasonably satisfactory to Placement Agent and its legal counsel) which will correct such statement or omission or which will effect such compliance.

(b) The Company will deliver without charge to Placement Agent such number of copies of the Offering Circular, and all exhibits, amendments, and supplements thereto, if any, that Placement Agent reasonably requests from time to time for the purposes contemplated by this Agreement.

(c) The Company shall comply with all requirements imposed upon it with respect to the Offering by the Securities Act and the regulations issued under the Securities Act, including, without limitation, Regulation A thereunder. In this regard, the Company shall file with the SEC an offering statement on Form 1-A ("**Offering Statement**") containing the Offering Circular relating to the Offering, as well as such other exhibits, financial statements, agreements, and other documents required to be filed with or as a part of the Offering Statement, and shall file such amendments thereof and amended Offering Circulars as may be required by the SEC, Regulation A, the Securities Act, or applicable state securities laws.

(d) The Company shall comply with all requirements of the securities laws of the states in which the Securities will be offered or sold, including, without limitation, registering the Securities by qualification in all states where such qualification is required, making timely notice filings, and paying required fees, if any.

(e) The Company will not list any of its securities on any U.S. or foreign securities market or markets.

(f) At each closing of the sale of Securities by the Company, if requested by Placement Agent, the Company shall cause its outside legal counsel to issue to Placement Agent the opinion described in Section 7(a) below.

(g) At each closing of the sale of Securities by the Company, if requested by Placement Agent, the Company shall provide to Placement Agent the certificate described in Section 7(b) below.

(h) On the date of the Offering Circular and/or at each closing of the sale of Securities by the Company, if requested by Placement Agent, the Company shall cause its accountants to issue to Placement Agent the comfort letter described in Section 7(e) below.

(i) The Company will promptly notify Placement Agent of any receipt of any notification with respect to the modification, rescission, withdrawal, or suspension of the Offering Statement or the qualification or registration of the Securities offered for sale in the Offering, or the exemption from such qualification and registration requirements, in any jurisdiction.

(j) Until the Offering Termination, the Company will not, except with the express written consent of Placement Agent, (i) issue or make any press release or other public announcement with respect to the Company or the Offering, (ii) issue any securities of the Company or any right to acquire any securities of the Company, except for the issuance of the Class B preferred units as described in the offering circular, (iii) engage any other agent to solicit investors in the Offering or solicit offers to purchase Securities other than through Placement Agent, or (iv) take or commit to take any action outside the ordinary course of its business.

(k) The Company will apply the net proceeds of the Offering in the manner set forth in the Offering Circular.

(l) No later than the date of the Offering Termination, the Company shall allow the Placement Agent to appoint one member to the Company's board of managers who shall be mutually agreed to by Placement Agent and the Company.

(m)For a period of five years from the date of this Agreement, the Company hereby grants to Placement Agent the right of first refusal to act as the exclusive financial advisor and placement agent of the Company, and to otherwise provide any and all investment banking services to the Company.

(n) The Company agrees that all representations and warranties made by it in any purchase agreement, indenture or other agreement or instrument entered into by the Company in connection with the Offering shall be deemed to be made by the Company to Placement Agent and shall be incorporated by reference into this Agreement, and that any opinions of counsel of the Company and/or comfort or similar letters of the Company's accountants, if any, required to be delivered in connection with the Offering also shall be addressed to Placement Agent.

151

(o) In connection with the Offering, the Company will furnish Placement Agent with all relevant material regarding the business and financial condition of the Company as Placement Agent reasonably requests, all of which will be accurate and complete at the time furnished. The Company also will use all reasonable efforts to make available its personnel, consultants, experts, attorneys, and accountants to Placement Agent upon Placement Agent's reasonable request in connection with services provided or to be provided by Placement Agent under this Agreement. Placement Agent is relying, without independent verification, on the accuracy and completeness of all information furnished to it by or on behalf of the Company in connection with the Offering.

6. **Payment of Expenses**. Regardless of whether the Offering is completed, the Company will pay all of the costs and expenses relating to the Offering, including, without limitation, fees and expenses of accountants and legal counsel to the Company, printing costs, state securities filing fees, if any, and other regulatory fees and expenses. In addition, each of the Company and the Leo Brown Group, LLC ("**LBG**") agrees, jointly and severally, to pay the attorneys' fees and other expenses incurred by Placement Agent in connection with the Offering in an amount not to exceed $35,000 in the aggregate in addition to the costs, fees and expenses of the Placement Agent incurred in connection with the registration or qualification of (or the securing of an exemptions from registration for) the Securities under the "blue sky" laws of the states in which the Placement Agent elects to offer and sell the Securities. Notwithstanding the foregoing, LBG shall only be liable for the Placement Agent's attorneys' fees if the Minimum Amount is raised in the Offering. In addition, the Company shall pay all the fees and expenses of the Escrow Agent and any indenture trustee in connection with the Offering.

7. **Closing Conditions**. The obligations of Placement Agent under this Agreement will be subject to the continuing performance by the Company of its obligations under this Agreement. In addition, the Company will comply with, and the obligations of Placement Agent under this Agreement will be subject to, the following terms and conditions:

(a) At each closing, Placement Agent must have received a certificate of the Chief Executive Officer (or, if none, the highest ranking officer of the Company) and of the Chief Financial Officer (or, if none, the person performing similar functions) of the Company, dated the date of closing, to the effect that as of that closing date, the representations and warranties of the Company contained herein were and are accurate, and that as of the closing date the obligations to be performed by the Company hereunder on or before such date have been fully performed.

(b) All proceedings taken in connection with the issuance, sale, transfer, and delivery of the Securities must be satisfactory in form and substance to Placement Agent in its reasonable judgment.

(c) Before each closing, there must not have been any material adverse change in the condition or prospects, financial or otherwise, of the Company and, except as set forth in the Offering Circular, there must not have been any material transaction entered into by the Company.

(d) If requested by Placement Agent, on the date of the Offering Circular and/or on each closing date, Placement Agent must have received a comfort letter from the

152

Company's accountants in a form reasonably acceptable to Placement Agent, dated as of the date of the Offering Circular and as of the applicable closing date, respectively.

(e) At each closing, Placement Agent must have received any other documents, certificates, instruments, and opinions as Placement Agent may reasonably request for the purpose of enabling it to review or pass upon the matters referred to in this Agreement, the Trust Indenture, and the Offering Circular, or in order to evidence the accuracy, completeness, or satisfaction of any of the representations, warranties, or conditions contained herein.

(f) At each closing, if requested by Placement Agent, Placement Agent must have received the favorable opinion of outside counsel for the Company, dated the date of delivery, addressed to Placement Agent, covering matters customarily addressed in legal opinions provided to placement agents in securities offerings similar to the Offering, including, a confirmation from the Company's outside counsel that although such counsel did not independently verify the accuracy or completeness of the statements made in the Offering Circular, nothing has come to the attention of such counsel that would lead them to believe that the Offering Circular, as amended or supplemented, if amended or supplemented, contains any untrue statement of a material fact or omits a material fact required to be stated therein necessary to make the statements therein not misleading.

(g) No stop order (or similar order) suspending the offer or sale of the Securities shall have been issued by any federal or state governmental body or agency, and no proceedings for that purpose shall have been initiated or threatened.

Any certificate or other document signed by any officer of the Company and delivered to Placement Agent or its counsel will be deemed a representation and warranty by the Company to Placement Agent as to the statements made in such certificate or other document.

In addition to all other remedies available to Placement Agent, if any condition to its obligations under this Agreement is not satisfied on or before the date of a closing, Placement Agent may terminate this Agreement or, if Placement Agent elects in its discretion, in writing either waive satisfaction of such condition or extend the time for its fulfillment.

8. **Indemnification and Contribution**.

(a) In the event that Placement Agent, or its affiliates, directors, agents, employees and controlling persons (together, the "**Indemnified Persons**") becomes involved in any capacity, other than as a plaintiff, in any action, proceeding or investigation brought by or against any person, including members of the Company, in connection with any matter related to the services described in this Agreement by virtue of either (i) a breach of any representation, warranty, covenant or agreement of the Company contained herein or in any purchase agreement, indenture or other agreement or instrument entered into by the Company in connection with the Offering, or (ii) a misstatement of a material fact in any written or oral communication to prospective investors prepared by or on behalf of the Company (the "**Offering Materials**") or the omission of the Offering Materials to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading, the Company shall indemnify and hold the Indemnified Persons harmless against any losses, claims, damages or liabilities (together, "**Losses**") to any such person to the extent of any such Losses resulting therefrom and periodically will reimburse the Indemnified Persons for its reasonable legal and other expenses (including the cost of any investigation and preparation) reasonably incurred in connection therewith. Notwithstanding the foregoing, it shall be excluded from such right to indemnity and expense reimbursement any such Losses to the extent that it is determined by a court of competent jurisdiction that such Losses resulted primarily from (i) any misstatement of a material fact in the Offering Materials relating to Placement Agent and furnished in writing to the Company by Placement Agent specifically for inclusion therein, (ii) the omission from such information so furnished of a material fact required to be stated therein in order to make the statements contained therein not misleading, or (iii) such Indemnified Peron's gross negligence or bad faith.

(b) If for any reason the foregoing indemnification set forth in Section 8(a) above is unavailable to any Indemnified Person or insufficient to hold an Indemnified Person harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Company and its members on the one hand and the Indemnified Persons on the other hand in the matters contemplated by this Agreement, as well as the relative fault of the Company and Indemnified Persons with respect to such loss, claim, damage or liability and any other relevant equitable considerations; *provided, however, that* in no event shall any Indemnified Person be required to contribute any amounts in excess of the amount of the fees received by it under Section 2 of this Agreement. The Company further agrees that the Indemnified Persons shall not have any liability to the Company except to the extent that Losses incurred by the Company result from Placement Agent's gross negligence or bad faith, including material inaccurate statements made by Placement Agent to investors in connection with the Offering. The Company and Placement Agent agree that without the prior written consent of the other party, which consent shall not be unreasonably be withheld or delayed, neither the Company nor any Indemnified Person shall settle or compromise any claim or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, an unconditional release from any and all liability in respect of such claim.

(c) Promptly after either the Company or any Indemnified Person receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought under the provisions of this Section 8, the Company or Indemnified Person, as the case may be, shall notify Placement Agent or the Company, as the case may be, thereof in writing. If any such action or other proceeding shall be brought against an Indemnified Person, the Company shall, upon written notice given reasonably promptly following the Indemnified Person's notice to the Company of such action or proceeding, be entitled to assume the defense thereof at the Company's expense with counsel chosen by the Company and reasonably satisfactory to Placement Agent; *provided, however, that* any Indemnified Person, at the Company's expense, shall be entitled to choose separate counsel reasonably satisfactory to the

Company to participate in such defense.

(d) The reimbursement, indemnity and contribution obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have; *provided, however, that* in no event shall any party hereto be liable to any other party (except to the extent that the Company may be obligated under the provisions of this Section 8 to indemnify the Indemnified Persons for such types of damages awarded to third parties against such Indemnified Person(s)) for any consequential, exemplary or punitive damages hereunder. The provisions of this Section 8 shall inure to the benefit of and be binding upon the successors, assigns, heirs and personal representatives of the Company and the Indemnified Persons. The provisions of this Section 8 shall survive any termination or completion of the engagement provided by this Agreement. The Company irrevocably consents to personal jurisdiction, service of process, and venue in any court in which any action or proceeding subject to this Agreement is brought against Placement Agent or any other Indemnified Person.

9. **Representations and Agreements to Survive Delivery and Termination**. All representations, warranties, covenants, and agreements contained in this Agreement or in certificates of officers of the Company (a) are made on the date of this Agreement and are deemed to be made again on the date of the Offering Circular, each amendment or supplement to the Offering Circular, and on each closing date of a sale of Securities in connection with the Offering, (b) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Placement Agent or any Indemnified Person, and (c) shall survive termination of this Agreement or the delivery of any Securities to the purchasers thereof in the Offering.

10. **Termination**.

(a) This Agreement will terminate at the earlier of (i) the time that all of the Securities in the Offering have been sold; or (ii) the time that this Agreement is terminated pursuant to Section 10(b) or 10(c) below.

(b) This Agreement may be terminated with or without cause by Placement Agent or the Company at any time prior to the consummation of the first sale of Securities in the Offering, upon three (3) business days advance written notice by the other party to that effect.

(c) Placement Agent may terminate this Agreement at any time upon written notice to the Company if: (i) a material disruption in the major securities markets occurs; (ii) an outbreak of major hostilities or other national or international calamity occurs; (iii) a banking moratorium is declared by a state or federal authority; (iv) a moratorium in foreign exchange trading by major international banks or persons is declared; (v) a material interruption in the mail service or other means of communication within the United States occurs; (vi) the Company sustains a material or substantial loss by fire, flood, accident, hurricane, earthquake, theft, sabotage, or other calamity or malicious act, whether or not such loss is insured against, that, in the opinion of Placement Agent, makes it inadvisable to proceed with the Offering; (vii) a change occurs in the market for the Company's securities or securities in general or in political, financial, or economic

155

conditions that, in the opinion of Placement Agent, makes it inadvisable to proceed with the Offering.

(d) Upon the termination of this Agreement, neither the Company nor Placement Agent shall have any liability or continuing obligation to the other, except that (i) the provisions of Sections 2, 6, 8, 11-13, and 17-18 of this Agreement shall survive such termination; and (ii) if the Company completes a sale of any Securities within a period of 12 months after the date of termination of this Agreement to any potential investor introduced or identified by Placement Agent during the term of this Agreement, or if a definitive agreement with respect to such a transaction is entered into during such 12 month period and subsequently consummated, Placement Agent shall be entitled to receive the compensation specified in Section 2 of this Agreement. If, after the termination of this Agreement and without having breached any of its obligations to Placement Agent under this Agreement during the term hereof, the Company makes any sale of Securities to any potential investor not introduced or identified by Placement Agent, including but not limited to a Company Investor, the Company shall have no obligation to pay Placement Agent the compensation set forth in Section 2 of this Agreement.

11. **No Offset**. No fee paid or payable to Placement Agent or any of its affiliates may be used as an offset or credit against any other fee paid or payable by the Company to Placement Agent or any of its affiliates for any services not relating to the Offering.

12. **Notices**. All notices and other communications under or with respect to this Agreement must be in writing and will be deemed delivered on the day of delivery if delivered by hand, on the next business day if delivered by nationally recognized overnight courier with delivery charges prepaid, on the third day after mailing if delivered by U.S. certified mail, return receipt requested with postage prepaid, or the next business day if delivered by facsimile with confirmation from the transmitting facsimile machine or by email, to the following addresses:

If to the Company:	Reagan Park Senior Living, LLC 301 E. Carmel Drive, Suite C300 Carmel, Indiana 46032 Fax: (317) 663-0945 Attention: Thomas C. Smith, President
With a copy to:	Jarod Brown P.O. Box 4193 Carmel, Indiana 46082 Email: ljarodbrown@gmail.com
If to Placement Agent:	David A. Noyes & Company 250 W. 96th Street, Suite 300 Indianapolis, Indiana 46260 Fax: (317) 353-3329 Attention: John C. Reed, Executive Vice President

156

With a copy to: Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204
Fax: (317) 231-7433
Attention: Curt W. Hidde, Esq.

A party may change its address or other contact information by written notice to the other parties provided in the manner set forth in this Section.

13. **Third Parties**. The Company acknowledges that Placement Agent is retained as an advisor to the Company and that, except as otherwise expressly provided herein, the engagement of Placement Agent hereunder is not intended to confer rights upon any persons other than the Company (including, without limitation, owners, employees, or creditors of the Company) as against Placement Agent, its affiliates, or their respective owners, directors, officers, employees, representatives, and agents. Any advice provided to the Company by Placement Agent pursuant to this Agreement is solely for the information and assistance of the Company's board of managers. Except as may be shared with the Company's managers, officers, employees, agents, advisors, and representatives, such advice shall be treated as confidential information and, in any event, shall not be disclosed publicly in any manner without Placement Agent's prior written approval or unless required by law.

14. **References to Placement Agent**. Any reference to Placement Agent in any release or communication to the public is subject to Placement Agent's prior written approval, which approval will not be unreasonably withheld or delayed. Each reference to Placement Agent in the Offering Circular is subject to Placement Agent's prior written approval, which approval will not be unreasonably withheld or delayed.

15. **Advertisements**. After the Offering Termination, Placement Agent will have the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company, *provided that* Placement Agent has submitted a copy of any such proposed advertisement to the Company for its prior approval, which approval prior to publication will not be unreasonably withheld or delayed.

16. **Inquiries**. In order to coordinate efforts with respect to the Offering, during the period of Placement Agent's engagement, neither the Company nor any officer, manager, employee, agent, affiliate, advisor, or representative thereof (other than Placement Agent) shall initiate discussions with respect to a sale of Securities in connection with the Offering except through Placement Agent, except as otherwise approved by the Placement Agent in advance. If the Company or any of its officers, managers, employees, agents, affiliates, advisors, or representatives receives an inquiry regarding the Offering, the Company shall promptly advise Placement Agent of such inquiry.

17. **Arbitration**. Except to the extent described in the last sentence of this Section, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be submitted to arbitration administered by a commercial arbitration service mutually agreeable to the Company and Placement Agent; *provided, however, that* should the Company and Placement Agent fail to mutually agree upon such a service and such rules within two business days of a request for agreement on such matters being sent by one party to the other, then such controversy

157

or claim shall be submitted to arbitration administered by FINRA under its then existing arbitration rules. Judgment on the award entered by the arbitrator may be entered in any court having jurisdiction thereof. Any arbitration proceedings submitted under this paragraph shall be conducted in Chicago, Illinois. The arbitrator shall have no authority to award punitive damages or any other damages not measured by the prevailing party's actual damages, and may not make any ruling, finding or award that does not conform to the terms and conditions of this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall be construed to restrict in any way the right of any party hereto to seek injunctive or similar equitable relief in any court of competent jurisdiction with respect to any breach of the provisions of this Agreement or any of the respective parties' obligations hereunder.

18. **Miscellaneous**. The relationship of Placement Agent to the Company is that of independent contractor. Nothing in this Agreement is intended or will be construed to create a relationship of partners, affiliates, or joint venturers between Placement Agent and the Company. No rights or interests in or obligations under this Agreement may be assigned by either party hereto without the express written consent of the other party. This Agreement may be executed in one or more counterparts, each of which will be an original and all of which will constitute one and the same agreement. This Agreement may be executed by facsimile, digital, or other electronic signature and each such signature will have the same legal effect as a manual signature. This Agreement may not be modified, and none of its provisions may be waived, except in a writing signed by each party or, in the case of waiver, by the party against whom the waiver is asserted. This Agreement contains the entire agreement between the parties with respect to its subject matter and supersedes all prior oral and written understandings and agreements between the parties with respect to that subject matter hereof, including the initial engagement agreement between the parties dated February 27, 2012. This Agreement will be governed by and construed in accordance with the laws of the State of Indiana without regard to conflict or choice of law principles. If any provision of this Agreement is finally determined by a court of competent jurisdiction to be unenforceable or invalid under applicable law, then such unenforceable or invalid provision shall be deemed deleted from this Agreement and such unenforceability or invalidity will not affect any other provision of this Agreement. If the deemed deletion of the unenforceable or invalid provision is reasonably likely to have an adverse effect on a party, then the parties will use their good faith efforts to replace such provision with a valid and enforceable provision that comes as close as practicable as to the unenforceable or invalid provision. Each party disclaims any intention to impose fiduciary obligations on the other by virtue of the engagement contemplated by this Agreement.

The parties have caused this Placement Agency Agreement to be signed by their duly authorized representatives as of the date first written above.

REAGAN PARK SENIOR LIVING, LLC

By: /s/ Thomas C. Smith
Name: Thomas C. Smith
Title: President

LEO BROWN GROUP, LLC

By: /s/ Thomas C. Smith
Title: Manager

DAVID A. NOYES & COMPANY

By: /s/ John C. Reed
Name: John C. Reed
Title: Executive Vice President

INDS01 1360862v7

MERCHANTS BANK
OF INDIANA

11555 N. Meridian Street
Suite 400
Carmel, Indiana 46032
TEL
317.569.7420
FAX
317.569.6481

November 29, 2012

Tom Smith
Leo Brown Group
301 East Carmel Drive, Suite C300
Carmel, Indiana 46032

Dear Mr. Smith:

We are pleased to inform you that Merchants Bank of Indiana (**"Lender"**) has approved your request for two separate credit facilities (such loans are hereinafter sometimes individually and collectively referred to as the **"Loan"**) relating to the financing of the proposed construction of a seventy-eight (78) unit assisted living facility located in North Avon, Indiana (the **"Real Estate"**) (the Real Estate and all improvements now or hereafter located thereon are collectively referred to as the **"Project"**), subject to the following terms and conditions:

Borrower: Reagan Park AL, LLC, an Indiana limited liability company (**"Borrower"**), whose sole member shall be Reagan Park Senior Living, LLC, an Indiana limited liability company (**"Reagan Park Senior Living"**)

<u>FACILITY I</u>

Construction Loan (**"Facility I Loan"**)

Purpose of Loan: To finance the acquisition and construction of the Project.

Loan Amount: Eight Million Four Hundred Six Thousand and 00/100 Dollars ($8,406,000.00).

Interest Rate: Interest shall accrue at the LIBOR Rate for each applicable LIBOR Interest Period. At the beginning of each LIBOR Interest Period, the interest rate shall reset to a new LIBOR Rate. Notwithstanding the foregoing, the rate of interest which shall be in effect from time to time under the Loan shall never be less than Four and 00/100 percent (4.00%) per annum.

"LIBOR Rate" shall mean a per annum interest rate equal to three hundred twenty-five (325) basis points above the LIBOR.

160

"LIBOR" shall mean, with respect to each LIBOR Interest Period, as of the applicable date and time for determination provided herein, a per annum rate of interest equal to the rate which Lender determines, in its sole discretion, is generally the market rate offered by leading banks in the London interbank market as of 11:00 a.m., London time, two (2) Eurodollar Business Days prior to the first day of the applicable LIBOR Interest Period, for United States dollar deposits in the amount of the Facility I Loan having a term coinciding with such LIBOR Interest Period, adjusted for any reserve requirements and any subsequent costs arising from a change in government regulation. Lender may make such determination based on the rate reported by any publicly available source of market data selected by Lender that, in its sole judgment, accurately reflects such rate offered by leading banks in the London interbank market, including without limitation any of the following sources which Lender may select to use in its sole discretion: (i) Reuters Screen LIBOR01 Page, (ii) the Wall Street Journal, "Money Rates" table (and currently defined as the British Bankers' Association average of interbank offered rates for dollar deposits in the London market), (iii) Bloomberg Financial Markets, or (iv) such other comparable financial information reporting service used by the Lender at the time such rate is determined.

"LIBOR Interest Period" shall mean each calendar month during which any portion of the principal balance of the Facility I Loan is outstanding, provided however, if the initial advance of the principal of the Facility I Loan occurs other than on the first day of a calendar month, then the initial LIBOR Interest Period shall be the period which begins with the date of the initial advancement of the principal of the Facility I Loan and ends on the first day of the calendar month following the month in which the initial advancement of the principal of the Facility I Loan is made. Each succeeding LIBOR Interest Period shall begin on the first day of each calendar month and shall end on the first day of the next calendar month.

Interest shall be calculated on the basis of a 360-day year but shall be applied to the actual number of days in each interest-payment period. Interest shall be payable monthly.

Payments: Accrued and unpaid interest shall be payable commencing on the first day of the first calendar month following the calendar month in which the first advancement of the Loan is made and continuing on the first day of each calendar month thereafter until the Loan is paid in full. The entire unpaid principal balance and all accrued interest shall be due and payable on the maturity date of the Loan.

Maturity: The first day of the eighteenth calendar month following the month in which the Facility I Loan is closed.

Collateral: A first real estate mortgage on the Project together with a first security interest in all inventory, equipment, fixtures, contract rights, accounts, accounts receivable, instruments, documents, chattel paper, trademarks, licenses, letter of credit rights, supporting obligations, general intangibles and any other real or personal property owned by Borrower or Reagan Park Senior Living which at any time are located upon or arise in connection with the Project and all proceeds thereof.

A first assignment of all construction contracts, architect's contracts, plans and specifications and permits related to the Project.

A first assignment and pledge of any and all leases and rents, together with any guaranties of any such leases, covering any portion of, or which at any time arise in connection with, the Project. Such assignment shall include the interests of Borrower and Reagan Park Senior Living in such collateral.

A first security interest in all funds of Borrower deposited with Lender from time to time pursuant to the terms of this Commitment or the documents evidencing the Loan.

A first assignment and pledge of the Operating Reserve (as hereinafter defined).

Commitment Fee: Borrower shall pay to Lender a commitment fee equal to One Hundred Sixty-Eight Thousand One Hundred Twenty and 00/100 Dollars ($168,120.00) or Two and 00/100 percent (2.00%) of the Facility I Loan amount, whichever is greater. Such fee shall be paid in consideration of and in order to induce Lender to make this valuable commitment and to reimburse Lender for its time, effort and expense in the loan approval process. Borrower acknowledges that such fee shall be earned by Lender upon the acceptance by Borrower of this commitment and is not refundable in the event the Facility I Loan does not close. Such fee shall be due and payable at closing.

<u>Operating Reserve</u>: Prior to closing the Facility I Loan, Borrower must establish an Operating Reserve in an amount not less than Nine Hundred Thousand and 00/100 Dollars ($900,000.00) (the "Operating Reserve"). The Operating Reserve will be held by Lender pursuant to an escrow agreement containing terms and conditions acceptable to Lender, and shall be used to fund operating deficits during the lease up phase of the Project.

<u>FACILITY II</u>

Mortgage Loan ("**Facility II Loan**")

Purpose of Loan: To refinance the Facility I Loan.

Loan Amount: Eight Million Four Hundred Six Thousand and 00/100 Dollars ($8,406,000.00).

Interest Rate: Interest shall accrue at the FHLBI Rate.

"**FHLBI Rate**" shall mean a per annum interest rate equal to three hundred fifty (350) basis points above the rate of interest charged by the Federal Home Loan Bank of Indianapolis for a five (5) year advance to Lender in effect during the calendar day immediately preceding the date upon which such FHLBI Rate is to take effect. In the event such rate is unavailable at closing, then a comparable rate selected by Lender shall be used.

Interest shall be calculated on the basis of a 360-day year but shall be applied to the actual number of days in each interest-payment period

Payments: Accrued and unpaid interest shall be payable commencing on the first day of the first calendar month following the calendar month in which the first advancement of the Loan is made and continuing on the first day of each calendar month thereafter until the Loan is paid in full. Principal shall be payable in monthly installments which shall be in an amount equal to that which would be required to amortize the principal balance with interest at the rate from time to time in effect over three hundred sixty (360) months.

Maturity: The first day of the sixtieth (60th) calendar month after the Facility I Loan is converted to and refinanced by the Facility II Loan.

Collateral: A first real estate mortgage on the Project together with a first security interest in all inventory, equipment, fixtures, contract rights, accounts, accounts receivable, instruments, documents, chattel paper, trademarks, licenses, letter of credit rights, supporting obligations and general intangibles which at any time are owned by Borrower or Reagan Park Senior Living and located upon or arise in connection with the Project and all proceeds thereof.

A first assignment and pledge of any and all leases and rents, together with any guaranties of any such leases, covering any portion of, or which at any time arise in connection with, the Project. Such assignment shall include the interests of Borrower and Reagan Park Senior Living in such collateral.

A first security interest in all funds of Borrower deposited with Lender from time to time pursuant to the terms of this Commitment or the documents evidencing the Loan.

A first assignment and pledge of the Operating Reserve and the Replacement Reserve.

Replacement Reserve Escrow: Commencing with the first payment of principal and interest under the Facility II Loan, Borrower shall make monthly deposits to a Replacement Reserve Escrow of not less than $500.00 per unit per year to fund capital improvements to the Project. The Replacement Reserve Escrow will be held by Lender pursuant to an escrow agreement containing terms and conditions acceptable to Lender, and shall be used to fund repair and replacement expenditures relating to the Project.

Escrow Deposits for Taxes, Insurance, Etc: At Conversion. Upon the conversion of the Facility I Loan to the Facility II Loan, Borrower shall make an initial deposit with Lender for each Accrual Item (defined below) which together with the monthly deposits described below will provide Lender with sufficient funds to provide a cushion in an amount determined by Lender to pay each Accrual Item, in full, separately, one month prior to the due date of each Accrual Item. Such escrow funds will be held and disbursed by Lender pursuant to the terms of the loan documents evidencing the Loan.

Monthly. Borrower will pay to Lender, on each monthly date upon which principal and interest payments are due under the Facility II Loan, an amount equal to one-twelfth (1/12th) of the annualized amounts Lender estimates shall be due for real estate taxes, special assessments and property, liability and flood insurance premiums (the "Accrual Items"). Borrower shall grant to Lender a security interest in all such escrow funds from time to time on deposit with Lender.

This commitment incorporates and is subject to the fulfillment of and compliance with the STANDARD TERMS AND CONDITIONS FOR LOANS, a copy of which is attached hereto as Exhibit "A" and by reference made a part hereof. If any term or provision of this commitment letter is inconsistent with or conflicts with any term or provision of such Standard Terms and Conditions for Loans, and such inconsistency or conflict cannot be resolved on a basis construing such terms or provisions as complementary, then such term or provision of this letter shall control. The following additional terms and conditions (and the conditions precedent) shall be applicable:

(1) Loan Guaranty. All indebtedness and obligations of Borrower to Lender arising under or in connection with the Loan shall be One Hundred Percent (100%) unconditionally, individually, jointly and severally guaranteed by Tom Smith, Steve Wagner, Justin Brown, Jason Reese, Greg Fuller, Michael Wagner and Philip Knickrehm (herein referred to individually as a "**Guarantor**" and collectively as the "**Guarantors**") under separate guaranties containing such terms and conditions as Lender shall require.

(2) Environmental Assessment. Prior to closing, Borrower shall furnish to Lender a Phase I environmental inspection report for the Real Estate in form and substance acceptable to Lender and that at a minimum meets the Standard Practice for Environmental Site Assessments: Phase 1, Environmental Site Assessment Process, ASTM E1527-00 of the American Society for Testing and Materials. The inspection report shall be prepared for and certified to Lender by an environmental consultant acceptable to Lender, stating that there are not present on, under or about the Real Estate or improvements any asbestos, PCB's or any other hazardous or contaminated or toxic materials, waste or substances, that the condition of the Real Estate currently complies with all environmental protection laws and setting forth an assessment and description of any potential or suspected "wetlands" located on the Real Estate. In addition, Borrower and each Guarantor shall execute in favor of Lender an environmental indemnification agreement or agreements in form and substance acceptable to Lender. Borrower shall also furnish to Lender all other existing environmental reports relating to the Project or any other properties or facilities of Borrower.

(3) Financial Reporting. So long as the Loan shall remain unpaid, Borrower shall:

a. Furnish to Lender within ninety (90) days following the end of each fiscal year of Borrower financial statements for Borrower, Reagan Park Senior Living and the Project as of and for the end of such fiscal year. Such financial statements shall be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved and audited, if required by Lender, by an independent certified public accountant acceptable to Lender which shall provide an unqualified opinion regarding such financial statements and shall include all details of the operations, including a profit and loss statement, balance sheet, reconciliation of surplus, and rent roll for the Project.

b. Commencing upon the completion of the construction of the Project and continuing thereafter, furnish to Lender within thirty (30) days following the end of each calendar quarter internally prepared financial statements for Borrower, Reagan Park Senior Living and the Project as of and for the end of such calendar quarter. Such financial statements shall include all details of the operations, including a profit and loss statement, balance sheet, reconciliation of surplus, and rent roll for the Project.

c. Furnish to Lender within thirty (30) days from filing and in no event later than May 1 of each calendar year a copy of the federal income tax return for Borrower and Reagan Park Senior Living for the calendar year then ended.

d. Furnish to Lender within ninety (90) days following the end of each calendar year an updated personal financial statement for each Guarantor and within thirty (30) days from filing and in no event later than May 1 of each calendar year a copy of the federal income tax return for each Guarantor for the calendar year then ended. Such financial statements shall be in form and substance acceptable to Lender.

e. Furnish to Lender within ninety (90) days following the end of each calendar year a global cash flow analysis for each Guarantor for the calendar year then ended. Such global cash flow analysis shall be in form and substance acceptable to Lender.

f. Such additional financial information and documentation as Lender may from time to time reasonably require.

(4) Limitation on Additional Indebtedness. Prior to the payment in full of the Loan, Borrower will not, without the prior written consent of Lender, incur or permit to exist any additional indebtedness for borrowed money.

(5) Operating Lease. The closing of the Loan is subject to Borrower furnishing to Lender a copy of an executed lease for the Project entered into with Reagan Park Senior Living, which lease shall contain terms and conditions acceptable to Lender (the **"Reagan Park Lease"**).

(6) Subordination of Reagan Park Lease. The closing of the Loan is subject to the execution and delivery to Lender from Reagan Park Senior Living of a written subordination agreement containing such terms and conditions as Lender may require pursuant to which Reagan Park Senior Living shall agree that the Reagan Park Lease will be junior and subordinated to the payment of and the documentation securing the Loan.

(7) Cost Breakdown. Closing of the Facility I Loan is subject to prior receipt and approval by Lender of a detailed, executed cost breakdown of improvements on AIA Form G702 and an applicable construction schedule for the construction of the Project. The AIA Form G702 is to be supported by executed copies of contracts from the general contractor and each subcontractor. The costs of improvements are to be reviewed by an architect or engineer (employed by Lender at the expense of Borrower), who will then certify to Lender that the improvements can be completed at such cost estimate provided by Borrower. Further, the architect shall review and certify each request by Borrower for disbursement of proceeds from the Facility I Loan. Each request for disbursement shall be accompanied by (a) a Borrower's Receipt and Certification executed by an authorized representative of Borrower, (b) an AIA Form G702 executed by Borrower, the general contractor and the architect of record [all change orders must be included on AIA Form G702, with aggregate change order(s) exceeding five percent (5%) of the contract amount to be approved by Lender], (c) copies of all invoices for hard and soft costs, (d) lien waivers from subcontractors and suppliers and (e) an update endorsement of title insurance which provides affirmative title insurance coverage for any unfiled mechanic's or materialmen's liens, all on forms and in substance acceptable to Lender. Prior to final disbursement, a Certificate of Substantial Completion executed by Borrower, the general contractor and the architect of record will also be required, in addition to the above requirements.

(8) Completion of Construction. Borrower shall cause the construction of all improvements on the Project to be completed in a manner acceptable to Lender within twelve (12) months from the date of closing of the Loan.

(9) Zoning. Closing of the Loan shall be subject to receipt, review and approval by Lender and its counsel of evidence of proper zoning and all other applicable governmental approvals for the construction of the Project.

(10) Licenses and Permits. Closing of the Loan shall be subject to receipt, review and approval by Lender and its counsel of evidence of all licenses, permits and approvals for the operation of the Project.

(11) Approval of Title Matters. Closing of the Loan shall be subject to receipt, review and approval by Lender and its counsel of all title matters affecting the Project.

(12) Appraisal. Lender shall receive, review and approve prior to closing an appraisal for the Project, prepared by an appraiser licensed by the State of Indiana, indicating an as-completed market value of not less than Eleven Million Six Hundred Thousand and 00/100 Dollars ($11,600,000.00).

(13) Flood Insurance. Prior to closing, Borrower will provide satisfactory evidence that the Project is not located in an area designated as requiring flood insurance as established by the Flood Disaster Act of 1973, as amended, or flood insurance in such amount and with such coverages as may be required by Lender with a mortgage clause in favor of Lender will need to be provided within ten (10) days prior to the closing.

(14) Maintain Account. Borrower shall maintain a checking account with Lender during the term of the Facility I Loan for disbursement of construction advancements under the Facility I Loan and for the payment of all construction costs in connection with the construction of the Project.

(15) Review and Approval by Counsel. All documents, matters of title and other matters connected with the Loan shall be subject to the approval, as to form and substance, by counsel for Lender prior to closing.

(16) Required Contributions. No advancements of the Facility I Loan shall be made until Borrower has infused equity funds toward the acquisition, development and construction of the Project in the combined amount of not less than Two Million Eight Hundred and Three Thousand Two Hundred Twenty and 00/100 Dollars ($2,803,220). Such equity funds shall remain in the Project until the Loan is paid in full. If required by Lender at any time, Borrower shall deposit, or cause to be deposited, with Lender in one or more restricted accounts the unspent balance of the equity funds which Borrower is to contribute toward the cost of the Project as required by this paragraph. During the term of the Facility I Loan, if Lender should determine, in its sole discretion, that the total cost of the acquisition, development and construction of the Project and interest expenses through the date Lender estimates the Project will reach breakeven operations remaining unpaid exceeds the undisbursed portion of the Facility I Loan, no further advances of the Facility I Loan shall be made until Borrower shall have advanced additional funds in the amount of such excess costs and such additional equity funds shall remain in the Project until the Loan is paid in full. All amounts deposited with Lender pursuant to this paragraph shall be advanced by Lender for the payment of cost incurred in connection with the acquisition, development and construction of the Project in accordance with the procedures used by Lender for the disbursement of the Facility I Loan. No advancements of the Facility I Loan shall be made until such time as all amounts deposited with Lender pursuant to this paragraph shall have been disbursed for the payment of costs incurred in connection with the acquisition, development and construction of the Project.

(17) Prepayments. Provided Borrower has paid in full all accrued interest, fees and other amounts then due and payable to Lender, Borrower shall have the privilege of prepaying the Loan in full or in part without premium or penalty, after at least ten (10) days prior written notice to Lender.

(18) Certification from Architect or Engineer. Prior to closing, Borrower will cause the architect or engineer which prepared the plans and specifications for the Project to execute and deliver to Lender a certification of zoning compliance, issuance of building permits, the availability of utilities and such other certifications as Lender may require.

(19) Confirmation of Utilities. Prior to closing, Borrower shall furnish to Lender evidence satisfactory to Lender that the Project shall be adequately serviced by public utilities through publicly dedicated easements without the necessity of private easement agreements.

(20) Conversion of Loan. The conversion of the Facility I Loan to the Facility II Loan shall be conditioned upon the satisfaction of the following:

a. There exists as of the date the conversion is to become effective, no default or event which with the giving of notice or lapse of time would become a default under the Loan;

b. The construction of the Project has been completed in strict accordance with the plans and specifications approved by Lender and the architect has delivered to Lender a certificate of substantial completion certifying that all improvements have been constructed in accordance with the plans and specifications;

c. All amounts owing in connection with any labor, materials and/or services ordered or furnished in connection with the Project or the construction of the improvements located thereon have been paid in full, no title retention claims exist against any materials, equipment or fixtures in or upon the Project and Borrower has delivered to Lender final lien waivers from all contractors, subcontractors, materialmen, workmen, suppliers, architects and other parties providing services, material or supplies in connection with the construction of the improvements;

d. Lender has been furnished with an updated survey of the Project in a form acceptable to Lender which shall show the location of completed improvements as constructed;

e. Lender has been furnished with such other documentation or information as Lender may reasonably require in connection with the completion and operation of the Project, including without limitation a copy of the certificate of occupancy or its equivalent issued for the Project by the local governmental authorities and updated evidence of insurance for the Project;

f. Borrower has provided to Lender a written certification, in form and substance acceptable to Lender, that Borrower is requesting the conversion of the Facility I Loan to the Facility II Loan and that the conditions for the conversion of the Loan set forth in subparagraphs (a), (b), (c), (d), and (e) above have been satisfied by Borrower;

g. Borrower has paid to Lender all costs and expenses incurred by Lender in connection with the conversion of the Loan, including but not limited to any applicable recording fees, title insurance premiums and fees and attorneys' fees and expenses; and

h. Borrower and Guarantors have executed all documentation which Lender may require in connection with the conversion of the Loan and to evidence the reaffirmation of the obligations of Borrower and Guarantors.

Borrower shall furnish to Lender, at Borrower's sole expense, evidence of compliance with the foregoing conditions in form and substance satisfactory to Lender.

(21) Fixed Price Contracts. All construction contracts for the Project shall contain fixed-prices.

(22) Purchase Contract. Prior to closing, Borrower shall furnish to Lender a copy of the executed purchase contract pursuant to which Borrower is acquiring the Project.

(23) Participating Lenders. Lender may transfer participation interests in the Loan to other financial institutions without notice or consent by Borrower. Borrower agrees that Lender may deliver any and all information, including financial information, in Lender's possession concerning Borrower, Guarantors or the Project, to any prospective participant.

(24) Consent to Assignment of Contracts. Borrower shall cause the project architect, the project engineer and the general contractor to execute and deliver to Lender such agreements, consents, acknowledgements and certifications as Lender may reasonably require in connection with the assignment of the construction contracts, architect's contracts, plans and specifications and permits related to the Project.

(25) Limits on Distributions. During the term of the Facility I Loan, Borrower shall not make any distributions to any member of Borrower.

(26) Inspection of Project. Prior to the closing, Lender shall have the right to retain an architect or engineer of Lender's choice (hereinafter, the "Inspecting Architect") to review, at Borrower's sole expense, the plans and specifications for the Project, the soils report for the Project, if any, and the improvements located upon the Project. The Inspecting Architect shall inspect the Project and shall issue a written report stating whether the improvements on the Project were, to the best of his knowledge, completed in accordance with the plans and specifications submitted to Lender and in accordance with the recommendations of the soils report. The Inspecting Architect shall also comment on the structural and operational integrity of the improvements, including but not limited to specifically referencing the construction detail, the HVAC system and the roofing system. Any deficiencies disclosed by any of the Inspecting Architect's reports must be corrected to Lender's satisfaction, at the expense of Borrower, prior to the closing or Lender may at Lender's option terminate this Commitment and Lender shall have no further liability hereunder.

(27) Interest Reserve. A portion of the Loan shall be allocated for an interest reserve to be used solely for the payment of the monthly installments of accrued interest payable under the terms of the Loan. The amount of the interest reserve shall be equal to Three Hundred Thousand and 00/100 Dollars ($300,000.00), or such higher amount as Lender may from time to time estimate, in its sole and absolute discretion, is the amount necessary to pay all interest which will accrue during the term of the Loan. Lender shall

have the sole and absolute right to increase or reduce the interest reserve at any time and from time to time.

(28) <u>Operating Reserve</u>. The escrow agreement evidencing the Operating Reserve shall provide that Borrower shall have the option of using the remaining funds held in the Operating Reserve to pay down the Loan once the operation of the Project has achieved a minimum Debt Service Coverage Ratio of 1.00 to 1 for six (6) consecutive calendar months. Such application shall be made upon the request of Borrower. For purposes of this paragraph, "**Debt Service Coverage Ratio**" shall mean, for a specified period, the ratio of (a) Net Income (as defined below) plus interest expense, depreciation and amortization minus Capital Expenditures (as defined below) to (b) Debt Service (as defined below), all as determined by Lender in its sole reasonable discretion. "**Net Income**" shall mean, for any period, gross revenues (excluding extraordinary income) less all operating expenses (including without implied limitation any monthly management fees), determined in accordance with generally accepted accounting principles. In determining Net Income, real estate taxes and insurance premiums shall be annualized and treated as expenses incurred in equal monthly amounts based upon the amount of the most recent bills for real estate taxes and insurance premiums (regardless of whether the same shall have been paid or have become due and payable during such period). "**Capital Expenditures**" shall mean, for a specified period, all amounts spent to acquire, enhance or repair real, personal or intangible property (excluding items deducted as operating expenses) that could be capitalized by Borrower in calculating Net Income plus the capitalized amount of all leases and intangible property that could be capitalized by Borrower in calculating Net Income. "**Debt Service**" shall mean, for a specified period, the sum of (i) all principal and interest payments due and payable by Borrower under the Loan, calculated by amortizing the principal outstanding under the Loan as of the date of calculation at an assumed fixed per annum rate of interest equal to the rate which Lender determines in its reasonable discretion is the permanent market rate offered by institutional lenders for properties similar to the Project for a loan amount equal to the outstanding balance of the Loan, over a period of thirty (30) years, and (ii) all interest and principal payments due and payable by Borrower under any and all other indebtedness of Borrower.

(29) <u>Refinancing of the Loan</u>. Borrower acknowledges that it intends to refinance the Loan with a loan to Borrower to be made or arranged by P/R Mortgage & Investment Corp. ("P/R"), an affiliate of Lender (the "Permanent Loan"). P/R and Borrower intend close the Permanent Loan through the FHA Section 232 LEAN Program. During the term of the Loan, Borrower shall take any act that is commercially reasonable and necessary to make an application to, and close the Permanent Loan with, P/R, as determined by Lender in its reasonable discretion, or, in the event the Secretary of Housing and Urban Development refuses to issue a commitment for the Permanent Loan, then with Fannie Mae, Freddie Mac or any other loan program Lender may request. Failure to comply with this Section shall constitute an "Event of Default" under the documents evidencing the Loan.

(30) Participating Lender. The closing of the Loan is subject to Lender having entered into a participation agreement containing terms and conditions acceptable to Lender with a lending institution pursuant to which such lending institution shall agree to acquire a participation interest in the Loan of not less than Six Million Four Hundred Six Thousand and 00/100 Dollars ($6,406,000.00). Borrower agrees to pay all expenses incurred by Lender in connection with the arranging such participation interest in the Loan, including but not limited to Lender's reasonable legal fees. Lender may transfer participation interests in the Loan to other financial institutions without notice or consent by Borrower. Borrower agrees that Lender may deliver any and all information, including financial information, in Lender' possession concerning Borrower, Guarantor or the Project, to any prospective participant.

(31) Servicing of Loan. Lender reserves the right to have the Loan serviced by P/R Mortgage & Investment Corp. or such other servicer as it may choose.

This commitment is issued subject to acceptance by Borrower, prior to December 14, 2012, of the terms and conditions outlined herein. Please indicate acceptance by Borrower (and any guarantors whose acceptance is required below) by executing this letter where provided for below and returning it to the undersigned on or before such date. If this commitment is not accepted within such period, then it shall automatically terminate and expire.

The closing of the Loan shall take place on or before January 31, 2012, subject to satisfaction of all conditions precedent. In the event that the closing shall not take place within such period as a result of the failure by Borrower to satisfy, or cause to be satisfied, any one or more of the terms and conditions hereof, then the commitments reflected in this letter shall expire and Lender shall have no further obligation to make the Loan.

The commitment of Lender contained herein to extend the Loan is conditional upon Borrower furnishing to Lender prior to closing such supporting documentation and due diligence information as Lender may reasonably require in connection with extending the Loan. All supporting documentation and due diligence information connected with the Loan shall be subject to the approval, as to form and substance, by Lender prior to closing. The failure by Lender to approve the form or substance of any such supporting documentation and due diligence information shall not be deemed to be a breach of Lender's commitment to extend the Loan.

This commitment is conditional upon the preparation, execution and delivery of legal documentation in form and substance satisfactory to Lender and to Lender's counsel, incorporating substantially the terms set forth above and any other terms Lender determines is appropriate for a loan transaction of this nature. By Borrower's acceptance of the terms of the financing provided for in this letter, Borrower acknowledges that not every ancillary provision imposing duties, burdens or limitations on Borrower (and to be contained in final documentation customary for this type of transaction) can be set forth in this letter. Failure by Borrower or Lender to reach agreement on such provisions shall not be deemed to be a breach of Lender's commitment. By Borrower's acceptance of this commitment, Borrower authorizes Lender to file in advance of the closing of the Loan such financing statements covering the collateral securing the Loan as Lender may deem necessary or advisable, at its reasonable discretion, to perfect its security interest. Such financing statements may be unsigned or, if required to be signed by the applicable office with which Lender intends to file such financing statement, signed only by a representative of Lender.

This commitment shall survive the closing of the Loan. However, in the event of any inconsistency between the terms and conditions of this commitment and the terms and conditions of any of the loan documents evidencing or executed in connection with the Loan, the terms and conditions of such loan documents shall control.

This commitment may not be assigned or in any way transferred by Borrower without the prior written consent of Lender.

Nothing contained herein shall be deemed or construed to create an obligation on the part of Lender to any third party nor shall any third party have a right to enforce against Lender any rights which Borrower may have under this commitment.

This commitment is made in reliance on the information provided Lender by Borrower. Any misrepresentations or inaccuracy therein or the failure to include material information with the loan request or application shall entitle Lender to cancel this commitment.

This commitment is further subject to the absence of (a) any material adverse change in the financial condition of Borrower or any guarantor of the Loan or in the collateral securing the facilities hereby committed, (b) any change in the current management of Borrower, or (c) any change in the current ownership of Borrower.

By acceptance of the commitment, Borrower agrees and authorizes Lender, if Lender desires, to place a sign on the Real Estate (subject to applicable zoning ordinances and governmental approvals) advertising this financing or may otherwise refer to or describe this financing in its advertising.

All terms and conditions of this commitment are included herein; there are no other agreements, either written or verbal.

We sincerely appreciate the opportunity to arrange this financing for Borrower. If you have any questions, please call the undersigned.

Sincerely,

MERCHANTS BANK OF INDIANA

By: ______________________
Michael F. Petrie, CEO

ACCEPTANCE

The undersigned accepts the foregoing commitment of Merchants Bank of Indiana for and on behalf of Reagan Park Senior Living, LLC on the terms and conditions set forth.

Dated: December 13, 2012

BORROWER:

REAGAN PARK AL, LLC,
an Indiana limited liability company

By: [signature]
Name: Thomas C. Smith
Its: Manager

GUARANTORS:

[signature]
Tom Smith

[signature]
Steve Wagner

[signature]
Justin Brown

[signature]
Jason Reese

[signature]
Greg Fuller

[signature]
Michael Wagner

[signature]
Philip Knichrehm

EXHIBIT "A"

Standard Terms and Conditions for Loans

This Standard Terms and Conditions for Loans is attached to and by reference made a part of the commitment ("Commitment") of Merchants Bank of Indiana ("Lender") to Reagan Park AL, LLC ("Borrower") which contemplates a construction loan ("Loan") to be closed prior to the commencement of construction by Borrower (such closing being hereinafter referred to as the "Closing"). All capitalized terms not otherwise defined herein shall have the same meanings as set forth for such terms in the Commitment. The Commitment incorporates and is subject to the fulfillment of and compliance with the terms and conditions contained herein. If any term or provision of this Standard Terms and Conditions for Loans is inconsistent with or conflicts with any term or provision of the Commitment, and such inconsistency or conflict cannot be resolved on a basis construing such terms or provisions as complementary, then such term or provision of the Commitment shall control.

(1) Loan: The Loan shall be evidenced by a promissory note of Borrower in a principal sum equal to the full amount of the Loan and shall contain the terms, interest rates and other conditions specified in the Commitment. The Loan documents shall include an obligation on the part of Borrower to pay all costs and expenses of Lender arising in connection with an event of a default by Borrower under the Loan or in connection with any proceedings involving the Project.

(2) Construction Loan: The Loan shall be made by Lender for the purposes set forth in the Commitment, which shall include financing the purchase of the Real Estate and the construction of improvements thereon ("Improvements") in strict accordance with plans and specifications ("Plans and Specifications") acceptable to and approved by Lender prior to the Closing. The Closing shall occur on or before the commencement of construction of the Improvements by Borrower and shall be governed by the terms and provisions of a construction loan agreement ("Agreement") in such form and with such provisions as Lender may require. Unless waived in writing by Lender, all construction contracts shall contain fixed-price. The Agreement will govern the procedures for the disbursement of the proceeds from the Loan as construction progresses. Prior to the Closing, Borrower shall deliver to Lender a detailed project budget and a certified and detailed cost breakdown for the purchase of the Real Estate and the construction of the Improvements, including the construction of all roadways, utilities and site improvements and the completion of all landscaping and all personal property and fixtures necessary for the intended use and operation of the Improvements which reflects the source of funds, if any, necessary to cover the portion of the costs in excess of the Loan. If required at any time by Lender based upon the cost breakdown as from time to time updated and such other information received by Lender, Borrower shall deposit in cash with Lender a sum equal to the amount by which the total estimated cost of the Project remaining unpaid exceeds the unadvanced amount of the Loan.

The following will be required at the time of the Closing in such form and substance as Lender may require and will be conditions precedent to advancements of the Loan:

a. Borrower shall execute and deliver or cause to be executed and delivered to Lender the following documentation:

(1) Construction Loan Agreement;
(2) Promissory Note;
(3) Real Estate Mortgage;
(4) Assignment of Lease(s);
(5) Security Agreement;
(6) Unconditional Guaranty of each guarantor;
(7) Indemnification for Environmental Matters from Borrower and all guarantors; and
(8) Certified Evidence of Authority on Loan;

b. Preliminary Title Commitment for the Real Estate;

c. Minimum Standard ALTA Survey of the Real Estate certified to Lender;

d. Copies of all Executed Construction Contracts;

e. Evidence of Insurance Coverage for the Project; and

f. Opinion of Counsel for Borrower, in form and substance acceptable to Lender.

In addition, Borrower shall execute and deliver or cause to be furnished to Lender such other documents and instruments as may be required by Lender under the Commitment or in connection with the Loan. All documents, instruments and evidences required by Lender in connection with the Loan shall be satisfactory in form and substance to Lender and its counsel.

(3) Construction Loan Disbursements: Each request by Borrower for disbursement of the proceeds from the Loan must be made pursuant to a borrower's receipt and certification executed by an authorized representative of Borrower, together with a cost and completion certificate of an architect or engineer acceptable to Lender but employed at the expense of Borrower and such lien waivers as Lender may require, all on forms and in substance satisfactory to Lender. No disbursement shall be made on work requiring governmental inspections until appropriate approvals have been obtained. Final disbursement of the proceeds of the Loan shall be made when construction has been fully completed and inspected and approved by the architect or engineer. All construction draws must be supported by a current title insurance endorsement satisfactory to Lender which provides for affirmative coverage against unfiled mechanics and materialmens liens through the date of disbursement of the draw. The Improvements must be constructed in strict compliance with all ordinances, codes, statutes and regulations and in a good and workmanlike manner in strict accordance with the Plans and Specifications.

All construction work shall be subject to final inspection by a representative of Lender.

(4) Title: At least twenty (20) days prior to the Closing, Borrower shall furnish to Lender a preliminary commitment for a mortgagee's policy of title insurance for an ALTA 2006 in an amount equal to the Loan and issued by a title company acceptable to Lender which commits to insure to Lender that (a) Borrower has good and marketable title in fee simple to the Project and (b) Borrower has perpetual, nonexclusive easements, under terms and conditions acceptable to Lender, for parking and ingress and egress to and from the Project, all free and clear of all liens, encumbrances, easements, encroachments or other interests of any kind, except for the lien of current taxes not delinquent and such other matters as may be acceptable to Lender in its sole discretion, and that the mortgage to be executed and delivered by Borrower to Lender shall be a first lien on the Project. The preliminary commitment shall certify the zoning of the Real Estate and shall commit to provide such affirmative coverage as Lender may require. Lender may require a satisfactory title search to be made and a date down endorsement to the title policy be issued by the title insurance company prior to each disbursement of the proceeds of the Loan. In addition, this commitment should include a Form 3 (or Form 3.1 if applicable with coverage for parking and density) zoning endorsement and a comprehensive endorsement. An insured closing will be required at which time all standard exceptions should be deleted from the commitment, including but not limited to the survey exception. If the title commitment is being issued by an agent of the title company instead of directly by the title company, Lender shall also require an insured closing letter from the title company setting forth the agent's authority to bind the company. Lender may require additional endorsements and coverages at its sole discretion.

(5) Survey: At least twenty (20) days prior to the Closing, Borrower shall furnish to Lender a current minimum standard ALTA survey of the Real Estate and all easements for ingress and egress to and from the Real Estate prepared by a registered professional engineer or land surveyor acceptable to Lender. The survey should be performed in accordance with the Minimum Standard Detail Requirements for an ALTA/ACSM Land Title Survey, jointly established and adopted by ALTA and ACSM in 2011, and shall include Items 1, 3, 4, 5, 6(a), 6(b), 7(a), 7(b)(1), 7(c), 8, 9, 10(a), 11(b), 13, 17, 19, 20(a) and 21 of Table A thereof, and pursuant to accuracy standards defined therein. In addition, such survey must show the location of all improvements, driveways and parking facilities (including the total number of parking spaces), front, rear and side building setback lines, utility lines, easements, rights-of-way, encroachments, overlaps, flood plains, all courses and distances referred to in the legal description, the names of and widths of streets, the total acreage or square footage area of the Real Estate, the height and total square footage of all structures, all other survey matters affecting the Real Estate and insured easements covered by the title commitment and such other information as Lender may require. The survey shall also contain a certification by the engineer or surveyor concerning compliance with the zoning classification or variance applicable to the Project. A minimum standard detail requirements certification shall be set forth on the survey or on a certificate attached to the survey and shall be certified to Lender and the title insurer.

(6) Insurance: At least twenty (20) days prior to the Closing, Borrower shall furnish to Lender evidence of hazard insurance (fire and extended coverage) or builder's risk insurance in non-reporting form providing coverage for fire, vandalism and malicious mischief and such other occurrences as is commercially available and reasonable for the protection of both Borrower and Lender, with a standard mortgagee endorsement in favor of Lender, in such amount as Lender may from time to time reasonably require during the Loan. In addition, Borrower shall furnish to Lender evidence of public liability insurance with Lender named as an additional insured, property damage insurance with Lender named as loss payee, workmen's compensation and other insurance required by the laws of the applicable jurisdiction with Lender named as a certificate holder and such other insurance as Lender may require, including but not limited to business interruption and/or rent loss coverage with Lender named as loss payee. All such insurance shall be in amounts and in forms and with insurers acceptable to Lender.

(7) Zoning and Permits: At least twenty (20) days prior to the Closing, Borrower shall furnish to Lender appropriate evidence that the construction of the Improvements and the intended use of the Project are authorized by zoning classifications or variances applicable to the Real Estate and that all necessary approvals and permits required for the development of the Real Estate and the construction of the Improvements have been obtained from appropriate governmental authorities having jurisdiction.

(8) Security Interest in Personal Property and Fixtures: Borrower and Reagan Park Senior Living will grant to Lender a security interest having first priority in all inventory (building materials), equipment and fixtures owned by Borrower and Reagan Park Senior Living and purchased from the proceeds of the Loan or to be used in connection with the Project free and clear of all other security interests or title retention devices. Borrower shall furnish to Lender such evidence as it may reasonably require concerning the identification of such equipment and fixtures and payment for the same.

(9) Assignment of Construction Plans and Contracts: Borrower will assign to Lender all of Borrower's rights, title and interests in all plans and specifications, construction contracts and subcontracts and contractor's, subcontractor's and supplier's warranties relating to the construction, equipping, operation or maintenance of the Project. Such assignment shall be in form and substance and contain such terms and conditions as Lender may require.

(10) Secondary Financing, Liens and Encumbrances: The documents evidencing the Loan shall provide that neither Borrower nor Reagan Park Senior Living shall, without the prior written consent of Lender, permit to exist any other mortgage lien or encumbrance on the Project, or otherwise permit any secondary financing on the Project, including personal property and fixtures, except for any such subordinate indebtedness and liens specifically permitted by the terms of the Commitment.

(11) Leases: All leases for all or any part of the Real Estate and/or the Improvements shall be security for the Loan and the terms and provisions of such leases shall be subject to the review and approval by Lender and its counsel. All such leases,

and any guaranties of such leases, shall be assigned by Borrower and Reagan Park Senior Living to Lender at the time of the Closing under an assignment of leases in such form and with such provisions as Lender shall require; provided, however, that Borrower and Reagan Park Senior Living shall be allowed to collect all rentals until an event of default shall occur. If required by Lender, Borrower shall cause each non-residential tenant of the Project to execute and deliver to Lender the following: (a) an estoppel letter certifying such information as Lender may require and (b) a subordination and attornment agreement in form and substance as Lender may require which subordinates such tenant's lease to the lien of the real estate mortgage securing the Loan in such manner as Lender may require.

(12) Late Payment Charges: The documents evidencing the Loan shall provide that Borrower shall pay a "late charge" for the purpose of defraying expense incident to handling with respect to any monthly installment of interest and/or principal under the Loan, or portion thereof, not paid within ten (10) days after the date when first due, at the rate of five cents (5¢) for each One and no/100 Dollar ($1.00) so overdue, with a minimum charge of Twenty-Five and no/100 Dollars ($25.00) and an additional "late charge" for purposes of defraying expense incident to handling on the first day of each successive calendar month thereafter at the rate of five cents (5¢) for each One and no/100 Dollar ($1.00) so overdue, with a minimum charge of Twenty-Five and no/100 Dollars ($25.00) per month until any such installment, or portion thereof, has been paid in full. Provided, however, the application of a late charge shall not be construed as a waiver by Lender of its option to declare a default if any payment of any monthly installment of interest and/or principal, or portion thereof, is not made when due, and the assessment of a late charge shall not affect the right of Lender to increase the rate of interest as provided in the documents evidencing the Loan on all amounts not paid when due.

(13) Cost of Collection and Default Rate of Interest: The documents evidencing the Loan shall provide that Borrower shall pay to Lender (a) reasonable attorneys' fees incurred by Lender in connection with (i) the protection of any security for or rights arising in connection with the Loan, (ii) the enforcement of any provision contained in any document executed in connection with the Loan, or (iii) the collection of any indebtedness evidenced by or arising in connection with the Loan (including without limitation attorneys' fees incurred by Lender in connection with any bankruptcy, reorganization, receivership or other proceeding affecting creditor's rights and involving a claim under any document executed in connection with the Loan), (b) costs of collection of the Loan, (c) during any period in which a default exists and/or any period of delinquency on any amounts not paid when due, interest on the principal balance outstanding at a rate which is four percent (4%) above the interest rate otherwise applicable under the Loan (hereinafter referred to as the "Default Rate"), and (d) interest at the Default Rate on all accrued interest which is not paid when due.

(14) Evidence of Authority, Organization and Good Standing: At least twenty (20) days prior to the Closing, Borrower shall furnish and certify to Lender for Borrower, each principal of Borrower and each applicable guarantor, true and correct copies of the articles of incorporation and code of by-laws in the case of a corporation, the articles of

partnership and certificate of assumed business name or limited partnership in the case of a partnership, the articles of organization and operating agreement in the case of a limited liability company, or such other instrument(s) by which Borrower's, each principal of Borrower or any such guarantor's existence is reflected in the case of a trust or other entity, together with appropriate resolutions of its shareholders, board of directors, partners, trustee or managing authority, as the case may be, specifying the persons and their capacities authorized to execute and deliver all documents required by Lender in connection with the Loan. All such organizational documents and resolutions shall be in form and substance acceptable to lender. A certificate of good standing/existence shall be furnished at the time of the Closing for Borrower, each principal of Borrower and any guarantor which is a corporation, limited partnership or limited liability company.

(15) Prohibition on Sale or Encumbrance: During the term of the Loan, Borrower shall not (a) sell, convey, transfer, further mortgage or encumber, change the form of ownership, or otherwise dispose of, or attempt to sell, convey, transfer or otherwise dispose of, the Borrower's interest in the Real Estate, the Improvements or the Project or (b) allow the sale, conveyance, transfer, pledge or encumbrance or otherwise disposal of, or attempted sale, conveyance, transfer, pledge or encumbrance or otherwise disposal of any shareholder interest, partnership interest, membership interest or other ownership interest, as applicable, in Borrower, whether such event is voluntary, involuntary or by operation of law, unless any such sale, conveyance, transfer, pledge or encumbrance or other disposition is first approved in writing by Lender. It is expressly understood and agreed that any such consent by Lender, if given, shall be upon such terms and conditions as Lender may in its discretion prescribe, including but not limited to an increase in the interest rate provided under the promissory note evidencing the Loan, and the payment by Borrower or purchaser of any service fee of Lender. Notwithstanding anything contained herein to the contrary, Reagan Park Senior Living shall be permitted to transfer member interests in that entity to investors who exercise membership interest purchase warrants issued by Reagan Park Senior Living, provided at all times Reagan Park Senior Living shall be managed by one or more of the guarantors of the Loan or by an entity owned and controlled by one or more of the guarantors of the Loan.

(16) Expenses: Borrower shall pay all expenses incidental to the processing, making and closing of the Loan by Lender including, but not limited to, title examination and insurance premiums and fees, appraisal fees, survey expenses, inspection fees, closing costs, recording and filing fees, stamp and documentary fees and taxes, mortgage and intangible taxes, architect's and engineer's fees, and the fees and expenses of counsel for Lender, including but not limited to fees of local counsel retained by Lender. Borrower also agrees to pay all fees charged by Lender in connection with Lender's review of any appraisal reports, inspection reports, environmental reports and any other reports or material required to be provided in connection with the Loan. Such expenses shall be paid by Borrower regardless of whether the Loan is closed and this obligation shall be in addition to any obligation of Borrower to pay the amount of liquidated damages, if any, required by the Commitment. Lender shall have the right to pay any such expenses and obtain reimbursement by deduction from any advancement of the Loan.

(17) Escrow: If required by Lender, Borrower will pay to Lender, on dates upon which interest is payable, such amounts as Lender from time to time estimates is necessary to create and maintain a reserve fund from which to pay at least ninety (90) days before the same become due, all rental payments, taxes, assessments, liens and charges on or against the Project and premiums for insurance as herein required to be maintained by Borrower. Payments from such reserve fund for such purposes may be made by Lender at its discretion and Lender shall have no obligation or duty to Borrower for the payment of any such items. Such funds shall not be, nor deemed to be, trust funds, but may be commingled with the general funds of Lender, and no interest shall be payable in respect thereof. Borrower shall grant to Lender a security interest in all funds from time to time on deposit with Lender. Unless such items are paid by Lender from the above referenced reserve fund, Borrower will submit to Lender, at such intervals as Lender may require, such evidence of the timely payment by Borrower of such rental payments, taxes, assessments, liens, charges and insurance premiums as Lender may require.

(18) Separate Tax Parcel: Borrower shall cause at all times the Project to be segregated and separately assessed on the tax rolls of County and State in which the property is located, from all other property.

(19) Approval of Counsel: All documents and leases in connection with the Loan and all matters of title and survey applicable thereto shall be subject to approval in form and substance by counsel for Lender. In this regard, Lender shall have the right to require an opinion from counsel for Borrower in form, scope and substance satisfactory to counsel for Lender as to the legality, validity and binding effect of all documents required in connection with the Loan and as to such matters as Lender and its counsel shall deem appropriate.

(20) Borrower: The Commitment of Lender is personal to Borrower and neither the Commitment nor any rights of Borrower thereunder shall be assignable by operation of law or otherwise and the Commitment may be terminated, at the option of Lender, in the event of any of the following:

a. Borrower shall assign or transfer the Commitment or any rights thereunder without the prior written consent of Lender; or

b. Borrower shall fail to comply with any of the terms and conditions of the Commitment within the time specified unless waived in writing by Lender; or

c. The nonpayment by Borrower of any expenses to be paid by it in connection with the Commitment or the Loan; or

d. The filing by or against Borrower, any principal of Borrower, or any guarantor of any petition in bankruptcy or insolvency or for reorganization of the appointment of a receiver or trustee for Borrower, any principal of Borrower, or any guarantor, or their property or assets, or an assignment by Borrower, any principal of Borrower, or any guarantor for the benefit of creditors; or

e. Any representations made by Borrower in the loan application which shall prove untrue; or

f. Any material adverse change in the financial condition of Borrower, any principal of Borrower or any guarantor; or

g. Any infirmity of title to the Real Estate and Improvements or the Project which is not acceptable to Lender and its counsel.

In the event of a termination of the Commitment by Lender based upon any such default, all obligations of Lender to complete the Loan shall also terminate and the commitment fees shall be considered fully earned with Borrower remaining liable for the repayment to Lender of any outstanding principal and interest on the Loan, any liquidated damages, if any, specified by the Commitment and for all expenses.

(21) Miscellaneous: Time and all terms and conditions shall be of the essence of the Commitment. No waiver or modification of the terms or conditions of the Commitment shall be effective unless in writing and signed by the party against whom enforcement is sought. Borrower, by its acceptance of the Commitment, agrees to indemnify and save harmless Lender against loss, cost or expense, including reasonable attorneys' fees, resulting from any claim by any person or entity for brokerage or commission in connection with the transactions contemplated by the Commitment or the Loan or against any loss or expense incurred by Lender in processing the Loan or by virtue of the Commitment.

MANAGEMENT SERVICES AGREEMENT BETWEEN

REAGAN PARK SENIOR LIVING, LLC

and

TRADITIONS MANAGEMENT, LLC

THIS MANAGEMENT SERVICES AGREEMENT (the "Agreement") is made and entered into this ____ day of ____ ____ 20____ _, by and between , Reagan Park Senior Living, LLC, an Indiana limited liability company ("Owner"), and Traditions Management, LLC, an Indiana limited liability company ("Manager"), with reference to the following facts:

RECITALS

A. Owner is developing an eighty-one (81) unit senior housing residence and will do business under the name of Reagan Park Senior Living (the "Residence"), located in Hendricks County, Indiana.

B. Manager is in the business of providing management, administrative, technical and financial services to owners and operators of long term care centers, assisted living residential care facilities and adult care facilities, and retirement centers.

C. Owner wishes to contract with Manager for the provision of the management and related services for the Residence, and Manager is willing to provide such services to Owner at the Residence.

D. The parties hereto wish to enter into this Agreement in order to set forth a complete statement of their respective rights and obligations with respect to the services to be provided by Manager or Owner at the Residence.

AGREEMENT

NOW THEREFORE, for and in consideration of the mutual agreements, conditions and covenants set forth herein, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1. RETENTION OF MANAGER

Owner retains Manager to perform and provide management, administrative and other services in accordance with the terms and conditions of this Agreement. Manager hereby accepts such engagement and agrees to perform and provide the services further described in this Agreement.

2. TERM; TERMINATION

2.01 Term; Option to Renew

The term of this Agreement shall be for a period of five (5) years, and shall commence on ________ and shall terminate on ________. Either party shall have the option to terminate this Agreement by giving written notice to the other party at least four (4) months prior to the aforementioned termination date. In the event that either party fails to exercise its option to terminate in accordance with the preceding sentence, the option shall lapse and this Agreement shall be extended for one year. The same notification and Agreement extension shall apply on an annual basis on the anniversary date of the original termination date.

2.02 Termination

Notwithstanding Paragraph 2.01 above, this Agreement may be terminated:

2.02.1 At any time upon the mutual agreement of Owner and Manager.

2.02.2 At the option of Manager if (i) Owner shall fail to pay any amount due to the Manager and such nonpayment shall continue for a period of five (5) days after written notice from the Manager to Owner, or (ii) Owner shall breach or fail to perform or observe any of its covenants and agreements contained herein and such failure shall continue for a period of thirty (30) days after written notice from the Manager to Owner. However, if the failure arising under (ii) shall require more than thirty (30) days to cure, then this Agreement will not terminate if owner commences to cure the breach or failure during the thirty (30) days after written notice is given and thereafter diligently completes the same.

2.02.3 At the option of the Owner if (i) Manager shall fail to pay any amount due to Owner under this Agreement and such nonpayment shall continue for a period of five (5) days after written notice from Owner to Manager, or (ii) Manager shall breach or fail to perform or observe any of its covenants and agreements contained herein and such failure shall continue for a period of thirty (30) days after written notice from Owner to Manager. However, if the failure arising under (ii) requires more than (30) days to cure, this Agreement will not terminate if Manager commences to cure the breach or failure during the thirty (30) days after written notice is given and thereafter diligently completes the same.

Any option to terminate this Agreement granted under Paragraphs 2.02.2 or 2.02.3 above shall be exercised by giving written notice to the other party and shall be effective immediately after such notice is given to the other party.

2.03 **Effect of Termination**

Following termination of this Agreement in accordance with any provision of Paragraph 2.02 above, the Agreement shall be considered of no further force or effect, and both parties shall be relieved and discharged of any future or continuing obligations arising hereunder, except for the satisfaction of any debt or obligation existing as of the date of termination.
In addition, at the time of any such termination, Owner shall have the obligation, to consider offering employment to all employees of Manager who are working at the Residence.

In addition, any balance remaining in the Working Fund after payment of all the expenses specified in Paragraph 8 which were incurred prior to termination shall be remitted to Owner.

3. **MANAGEMENT AND ADMINISTRATIVE SERVICES**

During the term of this Agreement, Manager shall provide the management and administrative services required for the daily operation of the Residence described in this Paragraph 3.

3.01 **Administrator(s)**

Manager shall identify and appoint qualified person(s) meeting all standards established by applicable federal, state or local laws, rules and regulations to serve as an Administrator(s). Such agreement will not be unreasonable withheld by either party. The Administrator(s) shall manage, oversee and administer the daily operation of the Facility and Manager's compliance with the terms and conditions of this Agreement. The Administrator(s) shall be an employee or independent contractor of the Residence, and shall receive the compensation and other employee benefits agreed upon by Manager and the Administrator(s). In the event that an Administrator's performance in fulfillment of these responsibilities is not satisfactory to Owner, the parties shall meet to consider the Administrator's performance and ways in which it can be made satisfactory to Owner. (See Paragraph 8)

3.02 **Operational Personnel**

3.02.1 **Provision of Personnel**

Manager shall hire on behalf of the owner, all personnel required for the full-time operation of the Residence. All of the personnel shall be the employees or independent contractors of the Manager, and the selection, retention, replacement, evaluation and promotion of the personnel shall be the sole responsibility of Manager. Manager shall develop all policies and procedures for such personnel in compliance with applicable federal, state and local laws, rules and regulations, including the preparation of an employee handbook, grievance procedures, promotion policies and other similar matters. All personnel shall be subject to the general supervision, control and direction of Manager. These personnel costs will be an operational cost of the Residence. (See Paragraph 8)

3.02.2 **Staffing**

Manager shall establish the level and scheduling of personnel to assure that at all times there is sufficient staff to operate the Residence in accordance with applicable federal, state and local laws, rules and regulations.

3.02.3 **Staff Compensation**

Manager shall establish and fix the rates of compensation and types of employee benefits payable to the personnel, and shall administer payment all costs and expenses incurred in connection with the provision of the personnel pursuant to this Agreement, including all compensation, salaries, employee benefits, health or other insurance, federal, state and local withholding taxes, unemployment and disability taxes, workers' compensation obligations, FICA, FUTA, social security and all other payroll taxes, and payments necessary to ensure compliance with all federal and state wage-hour obligations. (See Paragraph 8)

3.02.4 **Qualifications of Personnel**

To the extent required by applicable law, all personnel providing services on behalf of Manager under this Agreement shall be and remain duly licensed and credentialed by the State of Indiana and by all other federal or local governmental authorities regulating the practice of such personnel. Manager shall not permit any of its personnel to provide services for which such personnel are not duly licensed or credentialed. In addition to the satisfaction of the applicable licensing and credentialing standards, all personnel shall have a level of competence, experience and skill comparable to the level of competence, experience and skill generally prevailing from time to time among similar classes and types of personnel in the community where the Residence is located.

3.03 **Policy Development and Review**

Manager shall periodically review the existing policies and procedures regarding the operation of the Residence, and take appropriate action to ensure the adoption, deletion or modification of such policies and procedures as needed. As a part of its review and recommendations, Manager shall assure that the Residence's policies and procedures comply with all federal, state or local laws, rules and regulations and with all certification standards applicable to the Residence.

3.04 **Government Regulations**

Manager shall use its best efforts to assure that the operations of the Residence shall be in compliance at all times with the requirements of any statute, ordinance, law, rule, regulation, or order of any governmental or regulatory body or governmental third-party payment organization having jurisdiction over the Residence and its operations. In the event of any change in law, rules or regulations governing or affecting the operation of the Residence which will have a material impact on the Residence, Manager shall promptly advise Owner of such change and of any costs which may be necessary to assure compliance therewith. (See Paragraph 8)

3.05 **Licensure and Certification**

Manager shall take such steps as may be necessary to obtain and maintain in the name of Owner all licenses, certificates of need, permits and certifications required in connection with the management and operation of the Residence. Owner shall cooperate with Manager and provide such assistance as Manager may reasonably require carrying out its responsibilities under this Paragraph 3.04, including the payment when due of all fees and expenses required to maintain such licenses, certificates of need, permits and certifications. (See Paragraph 8)

3.06 **Purchasing and Inventory Control**

Manager shall assume the responsibility for directing and supervising the purchase of the food, beverages, equipment, pharmaceutical products, and all other operating supplies which may be necessary or appropriate for the maintenance and operation of the Residence. To the extent possible, Manager will use his best efforts to obtain supplies at the most effective cost and will consider various alternatives to accomplish this. In circumstances where it is appropriate to utilize the services of legal counsel in connection with the negotiation of agreements respecting such purchases, Manager shall utilize legal counsel mutually approved by the parties hereto. (See Paragraph 8)

3.07 **Fiscal and Accounting Services**

Manager shall supervise, direct and maintain the operation of a suitable accounting system for the Residence, and shall perform the following fiscal and accounting services required for the operation of the Residence:

3.07.1 Daily financial book and record keeping associated with the operation of the Residence, including the maintenance of a general ledger for the Residence.

3.07.2 Preparation of any governmental or third party payer annual cost reports.

3.07.3 Billing, collection and accounts receivable services, including preparation of patient bills, processing and submission of Medicaid, if applicable, and other governmental or third party payer reimbursement claims, private insurance claim processing, monitoring the collection of accounts receivable, collection of accounts receivable, maintenance of a cash receipts journal, the use of outside collection agencies and the write-off of accounts receivable.

3.07.4 Accounts payable services, including the processing of bills and accounts received concerning the operations of the Residence.

3.07.5 Preparation of periodic reports concerning the fiscal operation of the Residence, including:

(i) Daily Report: Census

(ii) Monthly Reports: income and expense statements, balance sheet, accounts receivable aging (by payer), census (by payer), outstanding accounts payable and aging, actual/budget income and expense comparison, and accounts receivable collections. Manager shall present reports to Owner in a form and at times as mutually agreed between Owner and Manager.

Manager shall prepare such other reports regarding the fiscal operations of the Residence as agreed upon by Owner and Manager.

3.07.6 Manager shall assist Owner's independent certified public accountants in the preparation of annual reviewed or audited financial statements for the Residence.

3.07.7 In fulfillment of its obligations under this paragraph 3.07, Manager shall furnish all data processing equipment and systems required to provide accounting and fiscal services. The exception to this is that any such equipment and/or software located at the Residence shall be purchased out of the Working Fund (as defined in Paragraph 8) and shall be the property of the Owner.

3.08 **Annual Budgets**

Manager shall prepare an annual budget and/or financial projections for each fiscal year of the Residence conforming to applicable federal and state requirements which will include major operating objectives, anticipated revenues, expenses, capital expenditures, rate structures, employee staffing needs and other items which will affect the financial operations of the Residence. The annual budget will be reviewed and approved by Owner and will serve as the guideline for Manager's operations of the Residence during the fiscal year subject to the budget; provided, however, that until such time as the Owner formally approves the annual budget, the Manager shall operate the Residence on the basis of the proposed annual budget. Manager shall use its best efforts to operate the Residence within that budget and will promptly notify Owner of any significant operational issues which will affect the ability of Manager to operate the Residence within that budget.

3.09 **Resident and Other Records**

Manager shall assure the preparation and maintenance of residents' records in accordance with applicable legal standards. Manager also shall assure that the confidentiality of resident and other records of the Residence to which it may obtain access during the term of this Agreement shall be maintained in accordance with all applicable federal and state laws and that no such records shall be released to any third party except as may be required by law or necessary for the proper operation of the Residence, or used for any purpose detrimental to Owner's interests.

3.10 **Professional Services and Other Ancillary Agreements**

Manager shall negotiate and enter into agreements for such terms as it may deem necessary or advisable for the retention of the professional services of physicians and other health providers, and for the furnishing of services and other concessions or arrangements for the maintenance and operation of the Residence as are usual and customary for an Assisted Living residence similar in size and scope to this Residence. Any such agreement which commits the Residence for a total amount in excess of Five Thousand Dollars ($5,000), which amount shall, from time to time, be reviewed by Owner, shall require the approval of the Owner. (See Paragraph 8)

3.11 **Repairs and Maintenance**

Manager, acting in the name of and for the account of Owner shall negotiate, contract for and supervise such repair and renewal of the physical property and equipment of the Residence as shall reasonably be necessary to keep and maintain the Residence in good working order and condition. Manager shall obtain the approval of Owner prior to commencing any individual repair or renewal involving more than five thousand dollars ($5,000), or entering into any maintenance and repair contract which may exceed such work or project which is outside the ordinary and customary scope of operations of the Residence. (See Paragraph 8)

3.12 **Capital Improvements**

Manager, at the request of Owner, shall review and make recommendations concerning any proposed capital improvements to the Residence and shall periodically report to Owner concerning any such improvements as Manager shall deem advisable. If so directed and approved by Owner, Manager shall also, acting in the name of and for the account of Owner negotiate, contract for, and supervise the installation of such capital improvements as shall have been appropriately authorized or approved by Owner. In this regard, Owner shall approve the performance of all capital improvements required to maintain the Residence and its equipment in a good operating condition and to satisfy all applicable federal, state or local laws, rules or regulations imposed upon the Residence. (See Paragraph 8)

4. **CONTROL AND RESPONSIBILITIES OF OWNER**

During the term of this Agreement, Owner shall remain ultimately responsible for the payment of all costs and expenses incurred to operate the Residence; however, Manager recognizes that Owner has given Manager certain fiscal responsibilities throughout this Agreement including, but not limited to, the collection of accounts receivable, the payment of personnel costs, and the payment of accounts payable. Owner looks to Manager to carry out these fiscal responsibilities in a prudent manner.

5. MEDICAL AND PROFESSIONAL MATTERS

All professional matters concerning the operation of the Residence, including physician privileges and access to residents, shall be the responsibility of Manager; provided, however, Manager shall consult with Owner and accept appropriate recommendations concerning such matters.

6. STANDARD FOR OPERATION OF RESIDENCE

Manager shall use its best efforts to operate the Residence in a manner which will meet a standard and quality of care which is consistent with the standard and quality of care in the Assisted Living industry and also consistent with the reasonable expectations of residents and their families.

7. INSURANCE; INDEMNIFICATION

7.01 Professional Liability Insurance

Manager, on behalf of the Owner, shall at all times during the term of this Agreement and at the Residence's cost and expense, procure and maintain in full force and effect professional liability (malpractice) insurance in a form customarily used by other Assisted Living residences in the State of Indiana in minimum amounts of One Million Dollars ($1,000,000) per occurrence and Five Million Dollars ($5,000,000) aggregate, covering the business activities carried on at the Residence, including the personnel retained by Manager to provide services at the Residence under this Agreement and excluding any professional services provided by physicians at the Residence. Manager shall be included as an insured party with respect to such insurance coverage and any policies evidencing such coverage may not be canceled or subject to reduction of coverage or other modification or cancellation unless thirty (30) days' prior written notice is give to Manager by the insurer. (See Paragraph 8)

7.02 Insurance Coverage of Physicians and Other Providers

Manager shall assure that all physicians and other health care providers rendering services at the Residence shall procure and maintain professional liability (malpractice) insurance with liability limits customary for the general medical community where the Residence is located. Owner shall, at its request, be provided with copies of all certificates or other evidence of the insurance required to be maintained by such parties and with copies of all notices of premium nonpayment, cancellation, reduction or other material change to such insurance received by the Manager.

7.03 **General Liability Insurance**

Manager, on behalf of the Owner, shall at all times during the term of this Agreement and at the Residence's cost and expense, procure and maintain comprehensive general liability insurance with a broad form general liability endorsement or equivalent in an amount not less than One Million Dollars ($1,000,000) with respect to any occurrence at the Residence. All such insurance policies shall include Manager as an additional insured party and shall provide for at least thirty (30) days written notice to Manager prior to any cancellation, reduction or other material change to such insurance. (See Paragraph 8)

7.04 **Workers' Compensation and Other Insurance**

Manager on behalf of the Owner, shall at all times during the term of this Agreement, procure and maintain adequate workers compensation insurance with respect to Manager's personnel providing services at the Residence. If not otherwise covered by any of the policies maintained by Owner, Manager shall on behalf of the Owner provide insurance coverage for employee theft, embezzlement, or misappropriation of funds, or provide a fidelity bond or other form of insurance or protection against losses of this type in the minimum amount of Two Hundred Fifty Thousand Dollars ($250,000). All of such insurance policies shall include Manager as an additional insured party and shall provide for at least thirty (30) days written notice to Owner prior to any cancellation, reduction or other material change to such insurance. (See Paragraph 8)

7.05 **Indemnification**

Owner agrees to indemnify, defend and hold harmless Manager, its directors, officers, agents and employees from and against all claims, damages, losses, costs and expenses (including but not limited to attorneys' fees) arising out of or resulting from this Agreement and Manager's good faith performance of duties under this Agreement; provided, however, that such indemnification shall not apply where the claim, damage, loss, cost or expense is a result of the gross negligence or willful misconduct on the part of Manager, its directors, officers, employees or agents.

7.06 **Property Insurance**

Manager, on behalf of the Owner, shall at all times during the term of this Agreement and at the Residence's cost and expense, procure and maintain comprehensive property insurance in an amount that is at least equal to the property value.

7.07 **Extension of Coverage**

If any of the insurance or other coverages to be provided by Owner under this Paragraph 7 provide such coverage on a "claims made" rather than occurrence basis, Owner shall hold and defend Manager and its officers, directors, and employees harmless up to the limits of the coverage to be provided hereunder in the event such coverage is not maintained in force at the time Manager or any individual who would be qualified for coverage hereunder is named as a defendant in an action to which such coverage would be applicable.

8. **WORKING FUND**

Manager shall establish and Owner shall provide all funds necessary for an account (the "Working Fund"), upon which Manager shall be authorized and entitled to draw to pay any and all expenses incurred by Manager and/or Owner pursuant to Paragraphs 3.01, 3.02.1, 3.02.3, 3.04, 3.05, 3.06, 3.10, 3.11, 3.12, 7.01, 7.03, 7.04 and 9.02 as well as expenses incurred by Manager pursuant to Paragraph 3.07.7 in providing data processing equipment to be located at the Residence (collectively, the "Working Fund Expenses"). Owner shall, after consultations with Manager, from time to time deposit funds in the Working Fund in amounts sufficient to pay all such Working Fund Expenses. If the amount in the Working Fund at any time is not sufficient to cover a contemplated or actual Working Fund Expense, then Manager shall notify Owner and Owner shall immediately deposit sufficient funds in the Working Fund to cover such Working Fund Expenses. In addition, Owner shall obtain and maintain overdraft protection for Working Fund and shall bear any and all expenses relating to maintenance of the Working Fund.

9. **COMPENSATION OF MANAGER**

9.01 **Determination of Compensation**

As consideration for, and to facilitate the provision of, the services to be performed by Manager with respect to the Residence under this Agreement, Owner agrees as follows:

(i) During the term of this Agreement, Owner shall pay to Manager as a fee for its services an amount equal to five percent 5% of the "Gross Operating Revenue" but not less than five thousand dollars ($5000.00) per month beginning the month in which the mortgage financing arrangements are finalized. Payment will be made consistent with Paragraph 9.02 below. For purposes of this Paragraph 9.01 (i), "Gross Operating Revenue" shall mean all facility revenue charged, including, but without limitation, all Medicaid charges, all private pay charges, and all miscellaneous charges.

(ii) Also in return for the fee specified in Paragraph 9.01(i), above, Manager shall provide all services enumerated in Paragraph 3.

9.02 **Payment of Compensation**

Owner shall pay the amount specified in Paragraphs 9.01(i) above on a monthly basis and such payment shall be effected by Manager retaining the appropriate amount from Owner"s deposits in the Working Fund Account or collections pursuant to Paragraph 3.07.3 above and reflecting the amount so retained in the monthly statement provided pursuant to Paragraph 3.07.5(ii) above. (See Paragraph 8)

10. **LEGAL ACTIONS**

Subject to the provisions of Paragraph 7 above, Manager shall cooperate with and assist Owner's legal counsel in any legal actions or proceedings brought by or against Owner concerning the operation of the Residence.

11. **EXPENSES**

Unless otherwise provided for in any provision or clause hereof, neither party shall be obligated to pay for or reimburse any expense incurred by the other in connection with the performance of this Agreement.

12. **SPECIAL PROVISIONS RESPECTING MEDICAID PATIENTS**

12.01 Manager and Owner agree to generate such records and make such disclosures as may be required, from time to time, by Medicaid and other third party payment programs with respect to their participation in this Agreement and the rendition of services hereunder, in order to assure that both parties will be able to meet all requirements for participation and payment associated with such programs, including, without limitation, the matters covered by Section 1861(v)(1)(I) of the Social Security Act.

12.02 For the purpose of compliance with Section 1861(v)(1)(I) of the Social Security Act, as amended, and any regulations promulgated pursuant thereto, both parties agree to comply with the following statutory requirements:

12.02.1 Until the expiration of four years after the furnishing of such services pursuant to this Agreement, both parties shall make available, upon written request to the Secretary of Health and Human Services or, upon request, to the Comptroller General of the United States, or any of their duly authorized representatives, the contract, and books, documents and records of such party that are necessary to certify the nature and extent of such costs.

12.02.2 If either party carries out any of the duties of the contract through a subcontract with a value or cost of five thousand dollars ($5,000) or more over a twelve month period, with a related organization, such subcontract shall contain a clause to the effect that until the expiration of four years after the furnishing of such services pursuant to such subcontract, the related organization shall make available, upon written request to the Secretary, or upon request to the Comptroller General, or any of their duly authorized representatives the subcontract, and books, documents and records of such organization that are necessary to verify the nature and extent of such costs.

12.03 If either party is requested to disclose books, documents, or records pursuant to any provision of this Section for an audit, it shall notify the other party of the nature and scope of such request and each party shall make available, upon written request of the other party, all such books, documents, or records, during such party's regular business hours.

13. MISCELLANEOUS

13.01 Assignment and Delegation

Manager and Owner acknowledge and agree the Manager shall be permitted to delegate and assign some or all of its obligations arising under this Agreement to any organization controlled by, in control of or commonly controlled with Manager, subject to the prior written consent of Owner. Manager also shall have the right to delegate or assign all or a part of its obligations arising under this Agreement to any other third party, subject to the prior written consent of Owner, which consent shall not be unreasonably withheld. In the event of an assignment to a third party, Manager shall remain ultimately responsible for the performance of manager's obligations under this Agreement.

13.02 Binding Effect

Subject to Paragraph 13.01 above, this Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective representatives, successors and assigns.

13.03 Resident Records

Any and all resident records and charts produced as a result of the performance of services at the Residence shall, as between the parties hereto, be and remain the property of Owner. During the term of this Agreement, Manager and its agents shall be permitted to inspect and/or duplicate, at its cost and expense, any individual chart or record to the extent necessary to assist in the defense of any malpractice or other claim to which such chart or record may be pertinent, provided that such inspection or duplication is permitted and conducted in accordance with applicable legal requirements and pursuant to customary professional standards for the maintenance of patient confidentiality. The Manager agrees to maintain the confidentiality of any information the Manager or its agents shall obtain hereunder.

13.04 Dispute Resolution; Arbitration

13.04.1 Referral to Consultants

If the parties (for purposes of this Section 13.04, the title "parties" refers to Owner and Manager) are unable to resolve any dispute or other matter requiring their mutual agreement hereunder, such dispute or matter shall first be referred for consideration and non-binding recommendation to a panel consisting of an individual who has a demonstrated familiarity with the medical and administrative aspects of an Assisted

Living residence, to be selected by Owner, and an administrator (other than the administrator of Manager) of an Assisted Living residence, to be selected by Manager. Appointment of each party's representative shall be made within five (5) business days after a party has given notice of a request for the invocation of this Paragraph 13.04.1 and the panel shall be required to complete its review and forward its recommendations to the parties within thirty (30) days of such initial notice. Following the receipt of such report(s) or recommendations as may be provided by such panel, the parties shall act in good faith, in light of such information, in a further attempt to resolve such dispute or matter. The costs of such consultants, who shall be paid a reasonable compensation for their time, shall be borne one-half Owner and one-half by Manager.

13.04.2 **Arbitration**

If the procedure set forth in Paragraph 13.04.1 above cannot be timely completed or does not result in a satisfactory resolution of the matter or dispute, the parties agree to submit such matter or dispute to arbitration as follows:

(i) If a dispute subject to arbitration hereunder should arise, either party may make a demand for arbitration by submitting a demand in writing to the other party. The submission of a dispute to the arbitrator(s) may also be ordered by any court having competent jurisdiction. The parties shall have all discovery rights available under applicable Indiana law.

(ii) There shall be three (3) arbitrators, one named in writing by each of the parties within ten (10) days after demand for arbitration is given and a third chosen by the two appointed arbitrators. Should either party refuse or neglect to join in the appointment of the arbitrator(s) or to furnish the arbitrator(s) with any papers or information demanded, the arbitrator(s) are empowered by both parties to proceed exparte.(iii) The arbitration shall take place in the City of Indianapolis, State of Indiana, and the hearing before the arbitrator(s) of the matter to be arbitrated shall be at the time and place within said city as is selected by the arbitrator(s). The arbitrator(s) shall select such time and place promptly after his (or their) appointment and shall give written notice thereof to each party at least twenty (20) days prior to the date so fixed. At the hearing, any relevant evidence may be presented by either party, and the formal rules of evidence applicable to judicial proceedings shall not govern. At the time the matter or dispute is submitted to the arbitrator(s), any report or recommendations received pursuant to Paragraph 13.04.2 shall be provided to the arbitrator(s) for consideration as part of the arbitration process. Other evidence may be admitted or excluded in the sole discretion of the arbitrator(s).

(iv) The arbitrator(s) shall hear and determine the matter and shall execute and acknowledge their award in writing and cause a copy thereof to be delivered to each of the parties. The decision of a majority of the arbitrator(s) shall be final, binding and conclusive and such decision may be enforced in any court having jurisdiction thereof by the filing of a petition to enforce said award, subject to the reserved power of the Court to vacate, modify or correct such decision in accordance with applicable Indiana law.

(v) If three arbitrators are selected under the foregoing procedure but two of the three fail to reach an agreement in the determination of the matter in question, the matter shall be decided by three new arbitrators who shall be appointed and shall proceed in

the same manner, and the process shall be repeated until a decision is finally reached by two of the three arbitrators selected. The costs of such arbitration shall be borne equally by the parties or in such proportions as the arbitrator(s) shall determine. Each party shall appoint and pay for any counsel appointed to represent it in such arbitration.

13.04.3 **Rights Reserved by Parties**

The provisions of this Paragraph 13.04 shall not limit, require the postponement of implementation, or in any other way preclude the exercise of any rights otherwise enjoyed by any party to this Agreement under the provisions hereof, including, without limitation, the termination rights set forth in Paragraph 2.02 hereof.

13.05 **Validity**

If for any reason any clause or provision of this Agreement, or the application of any such clause or provision in a particular context or to a particular situation, circumstance or person, should be held unenforceable, invalid or in violation of law by any court or other tribunal, then the application of such clause or provision in contexts or to situations, circumstances or persons other than that in or to which it is held unenforceable, invalid or in violation of law shall not be affected thereby, and the remaining clauses and provisions hereof shall remain in full force and effect.

13.06 **Governing Law**

This Agreement shall be construed in accordance with the internal laws, and not the law of conflicts, of the State of Indiana applicable to agreements made and to be performed in Indiana.

13.07 **Independent Contractor Status**

With respect to the performance of the work, duties and obligations arising under this Agreement, it is mutually understood and agreed that nothing in this Agreement is intended nor shall be construed to create between Manager and Owner an employer/employee relationship, a joint venture relationship, or a lease or landlord/tenant relationship.

13.08 **Remedies**

In the event that Owner shall fail to pay any amount required to be paid to the Manager when and as due in accordance with the terms of this Agreement, in addition to the option to terminate this Agreement, Manager may pursue any remedies as provided for in Paragraph 13.04.

13.09 **Agreement to Perform Necessary Acts**

Each party agrees to perform any further acts and execute and deliver any further documents which may be reasonably necessary or otherwise reasonably required to carry out the provisions of this Agreement.

13.10 **Entire Agreement; Amendment**

This Agreement constitutes the full and complete agreement and understanding between the parties hereto and shall supersede any and all prior written and oral agreements concerning the subject matter contained herein. This Agreement may be modified or amended only by a written instrument executed by all of the parties hereto.

13.11 **Number and Gender**

Words in the singular shall include the plural, and words in a particular gender shall include either or both additional genders, when the context in which such wards are used indicates that such is the intent.

13.12 **Effect of Headings**

The titles or headings of the various paragraphs hereof are intended solely for convenience or reference and are not intended and shall not be deemed to modify, explain or place any construction upon any of the provisions of this Agreement.

13.13 **Counterparts**

This Agreement may be executed in one or more counterparts by the parties hereto. All counterparts shall be construed together and shall constitute one agreement.

13.14 **Notices**

All notices, request or demands required or permitted to be given under this Agreement shall be in writing and shall be delivered to the party to whom notice is to be given either (i) by personal delivery (in which event such notice shall be deemed given on the date of delivery), or (ii) mail, registered or certified, return receipt requested (in which event such notice shall be deemed given three (3) days after the date of deposit in the mail), and addressed as follows:

To Manager: Traditions Management, LLC
301 E. Carmel Dr., Suite C300
Carmel, Indiana 46032

To Owner: Reagan Park Senior Living, LLC
301 E. Carmel Dr., Suite C300
Carmel, Indiana 46032

Either party may change its address for purposes hereof by giving written notice to the other in the manner specified within this Paragraph.

13.15 **Force Majeure**

Neither party shall be liable nor be in default for any delay or failure to perform this Agreement or other interruption of service or employment resulting, directly or indirectly, from any acts of God, civil or military authority, acts of public enemy, war, accidents, fires, explosions, earthquakes, floods, failure of transportation, machinery or supplies, vandalism, strikes or other work interruptions by either party's employees or any similar cause beyond the reasonable control of either party. However, both parties shall make good faith efforts to perform under this Agreement in the event of any such circumstance.

13.16 **Waiver**

Any waiver of any of the terms and conditions of this Agreement must be in writing and signed by the parties hereto. A waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver of any other terms and conditions hereof.

13.17 **Tax Exempt Financing**

In the event Owner or any affiliated organization intends to seek tax exempt financing and it is reasonably determined that modifications to this Agreement are required in order for Owner to qualify for such financing, Manager agrees to negotiate in good faith concerning such amendments hereto as may be necessary to assist Owner or such affiliated organization in its efforts to obtain such financing.

13.18 **Confidentiality**

Neither party shall disclose the substance of this Agreement nor any information it shall acquire in the course of its performance hereunder to any third party, except to the extent necessary for its performance and administration of its services and activities hereunder, unless required by law or with the approval of the other party; provided, however, that either party shall be permitted to reveal the existence of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above at Ohio.

"Owner" Reagan Park Senior Living, LLC
an Indiana limited liability company

By______________________________
Thomas C. Smith, President

"Manager" Traditions Management, LLC

By ______________________________
Anthony R. Schantz, President

AIA® Document A101™ – 2007

Standard Form of Agreement Between Owner and Contractor where the basis of payment is a Stipulated Sum

AGREEMENT made as of the Twenty-fourth day of October in the year Two Thousand Twelve
(In words, indicate day, month and year.)

BETWEEN the Owner:
(Name, legal status, address and other information)

Reagan Park Senior Living, LLC
301 E. Carmel Dr.
Suite C300
Carmel, IN 46032
Telephone Number: 317-669-8404
Fax Number: 317-663-0945

and the Contractor:
(Name, legal status, address and other information)

Grand Industrial, LLC
301 East Carmel Drive, Suite C300
Carmel, IN 46032
Telephone Number: (317) 669-8404
Fax Number: (317) 663-0945

for the following Project:
(Name, location and detailed description)

Reagan Park Senior Living
Bristol Drive
Avon, IN
60,000 square foot assisted living facility

The Architect:
(Name, legal status, address and other information)

AET, Inc., General Corporation
12358 Hoosier Rd.
Fishers, IN 46038
Telephone Number: 317-842-3003
Fax Number: 317-842-3458

The Owner and Contractor agree as follows.

ADDITIONS AND DELETIONS:
The author of this document has added information needed for its completion. The author may also have revised the text of the original AIA standard form. An *Additions and Deletions Report* that notes added information as well as revisions to the standard form text is available from the author and should be reviewed. A vertical line in the left margin of this document indicates where the author has added necessary information and where the author has added to or deleted from the original AIA text.

This document has important legal consequences. Consultation with an attorney is encouraged with respect to its completion or modification.

AIA Document A201™–2007, General Conditions of the Contract for Construction, is adopted in this document by reference. Do not use with other general conditions unless this document is modified.

TABLE OF ARTICLES

ARTICLE 1 THE CONTRACT DOCUMENTS
The Contract Documents consist of this Agreement, Conditions of the Contract (General, Supplementary and other Conditions), Drawings, Specifications, Addenda issued prior to execution of this Agreement, other documents listed in this Agreement and Modifications issued after execution of this Agreement, all of which form the Contract, and are as fully a part of the Contract as if attached to this Agreement or repeated herein. The Contract represents the entire and integrated agreement between the parties hereto and supersedes prior negotiations, representations or agreements, either written or oral. An enumeration of the Contract Documents, other than a Modification, appears in Article 9.

ARTICLE 2 THE WORK OF THIS CONTRACT
The Contractor shall fully execute the Work described in the Contract Documents, except as specifically indicated in the Contract Documents to be the responsibility of others.

ARTICLE 3 DATE OF COMMENCEMENT AND SUBSTANTIAL COMPLETION
§ 3.1 The date of commencement of the Work shall be the date of this Agreement unless a different date is stated below or provision is made for the date to be fixed in a notice to proceed issued by the Owner.
(Insert the date of commencement if it differs from the date of this Agreement or, if applicable, state that the date will be fixed in a notice to proceed.)

The commencement date will be fixed in a notice to proceed.

If, prior to the commencement of the Work, the Owner requires time to file mortgages and other security interests, the Owner's time requirement shall be as follows:

§ 3.2 The Contract Time shall be measured from the date of commencement.

§ 3.3 The Contractor shall achieve Substantial Completion of the entire Work not later than Three hundred sixty-five (365) days from the date of commencement, or as follows:
(Insert number of calendar days. Alternatively, a calendar date may be used when coordinated with the date of commencement. If appropriate, insert requirements for earlier Substantial Completion of certain portions of the Work.)

Portion of Work	Substantial Completion Date

, subject to adjustments of this Contract Time as provided in the Contract Documents.
(Insert provisions, if any, for liquidated damages relating to failure to achieve Substantial Completion on time or for bonus payments for early completion of the Work.)

NA

ARTICLE 4 CONTRACT SUM

§ 4.1 The Owner shall pay the Contractor the Contract Sum in current funds for the Contractor's performance of the Contract. The Contract Sum shall be Seven Million Three Hundred Forty Thousand Dollars and Zero Cents ($ 7,340,000.00), subject to additions and deductions as provided in the Contract Documents.

§ 4.2 The Contract Sum is based upon the following alternates, if any, which are described in the Contract Documents and are hereby accepted by the Owner:
(State the numbers or other identification of accepted alternates. If the bidding or proposal documents permit the Owner to accept other alternates subsequent to the execution of this Agreement, attach a schedule of such other alternates showing the amount for each and the date when that amount expires.)

NA

§ 4.3 Unit prices, if any:
(Identify and state the unit price; state quantity limitations, if any, to which the unit price will be applicable.)

Item	Units and Limitations	Price Per Unit ($0.00)

§ 4.4 Allowances included in the Contract Sum, if any:
(Identify allowance and state exclusions, if any, from the allowance price.)

Item	Price

ARTICLE 5 PAYMENTS

§ 5.1 PROGRESS PAYMENTS

§ 5.1.1 Based upon Applications for Payment submitted to the Architect by the Contractor and Certificates for Payment issued by the Architect, the Owner shall make progress payments on account of the Contract Sum to the Contractor as provided below and elsewhere in the Contract Documents.

§ 5.1.2 The period covered by each Application for Payment shall be one calendar month ending on the last day of the month, or as follows:

§ 5.1.3 Provided that an Application for Payment is received by the Architect not later than the 5th day of a month, the Owner shall make payment of the certified amount to the Contractor not later than the 15th day of the same month. If an Application for Payment is received by the Architect after the application date fixed above, payment shall be made by the Owner not later than Ten (10) days after the Architect receives the Application for Payment.
(Federal, state or local laws may require payment within a certain period of time.)

§ 5.1.4 Each Application for Payment shall be based on the most recent schedule of values submitted by the Contractor in accordance with the Contract Documents. The schedule of values shall allocate the entire Contract Sum among the various portions of the Work. The schedule of values shall be prepared in such form and supported by such data to substantiate its accuracy as the Architect may require. This schedule, unless objected to by the Architect, shall be used as a basis for reviewing the Contractor's Applications for Payment.

§ 5.1.5 Applications for Payment shall show the percentage of completion of each portion of the Work as of the end of the period covered by the Application for Payment.

§ 5.1.6 Subject to other provisions of the Contract Documents, the amount of each progress payment shall be computed as follows:

.1 Take that portion of the Contract Sum properly allocable to completed Work as determined by multiplying the percentage completion of each portion of the Work by the share of the Contract Sum allocated to that portion of the Work in the schedule of values, less retainage of Ten percent (10.00 %). Pending final determination of cost to the Owner of changes in the Work, amounts not in dispute shall be included as provided in Section 7.3.9 of AIA Document A201™–2007, General Conditions of the Contract for Construction;

.2 Add that portion of the Contract Sum properly allocable to materials and equipment delivered and suitably stored at the site for subsequent incorporation in the completed construction (or, if approved in advance by the Owner, suitably stored off the site at a location agreed upon in writing), less retainage of Ten percent (10.00 %);

.3 Subtract the aggregate of previous payments made by the Owner; and

.4 Subtract amounts, if any, for which the Architect has withheld or nullified a Certificate for Payment as provided in Section 9.5 of AIA Document A201–2007.

§ 5.1.7 The progress payment amount determined in accordance with Section 5.1.6 shall be further modified under the following circumstances:

.1 Add, upon Substantial Completion of the Work, a sum sufficient to increase the total payments to the full amount of the Contract Sum, less such amounts as the Architect shall determine for incomplete Work, retainage applicable to such work and unsettled claims; and
(Section 9.8.5 of AIA Document A201–2007 requires release of applicable retainage upon Substantial Completion of Work with consent of surety, if any.)

.2 Add, if final completion of the Work is thereafter materially delayed through no fault of the Contractor, any additional amounts payable in accordance with Section 9.10.3 of AIA Document A201–2007.

§ 5.1.8 Reduction or limitation of retainage, if any, shall be as follows:
(If it is intended, prior to Substantial Completion of the entire Work, to reduce or limit the retainage resulting from the percentages inserted in Sections 5.1.6.1 and 5.1.6.2 above, and this is not explained elsewhere in the Contract Documents, insert here provisions for such reduction or limitation.)

NA

§ 5.1.9 Except with the Owner's prior approval, the Contractor shall not make advance payments to suppliers for materials or equipment which have not been delivered and stored at the site.

§ 5.2 FINAL PAYMENT

§ 5.2.1 Final payment, constituting the entire unpaid balance of the Contract Sum, shall be made by the Owner to the Contractor when

.1 the Contractor has fully performed the Contract except for the Contractor's responsibility to correct Work as provided in Section 12.2.2 of AIA Document A201–2007, and to satisfy other requirements, if any, which extend beyond final payment; and

.2 a final Certificate for Payment has been issued by the Architect.

§ 5.2.2 The Owner's final payment to the Contractor shall be made no later than 30 days after the issuance of the Architect's final Certificate for Payment, or as follows:

ARTICLE 6 DISPUTE RESOLUTION

§ 6.1 INITIAL DECISION MAKER

The Architect will serve as Initial Decision Maker pursuant to Section 15.2 of AIA Document A201–2007, unless the parties appoint below another individual, not a party to this Agreement, to serve as Initial Decision Maker.

(If the parties mutually agree, insert the name, address and other contact information of the Initial Decision Maker, if other than the Architect.)

§ 6.2 BINDING DISPUTE RESOLUTION
For any Claim subject to, but not resolved by, mediation pursuant to Section 15.3 of AIA Document A201–2007, the method of binding dispute resolution shall be as follows:
(Check the appropriate box. If the Owner and Contractor do not select a method of binding dispute resolution below, or do not subsequently agree in writing to a binding dispute resolution method other than litigation, Claims will be resolved by litigation in a court of competent jurisdiction.)

[ ] Arbitration pursuant to Section 15.4 of AIA Document A201–2007

[X] Litigation in a court of competent jurisdiction

[ ] Other *(Specify)*

ARTICLE 7 TERMINATION OR SUSPENSION
§ 7.1 The Contract may be terminated by the Owner or the Contractor as provided in Article 14 of AIA Document A201–2007.

§ 7.2 The Work may be suspended by the Owner as provided in Article 14 of AIA Document A201–2007.

ARTICLE 8 MISCELLANEOUS PROVISIONS
§ 8.1 Where reference is made in this Agreement to a provision of AIA Document A201–2007 or another Contract Document, the reference refers to that provision as amended or supplemented by other provisions of the Contract Documents.

§ 8.2 Payments due and unpaid under the Contract shall bear interest from the date payment is due at the rate stated below, or in the absence thereof, at the legal rate prevailing from time to time at the place where the Project is located.
(Insert rate of interest agreed upon, if any.)

12.00 % per annum

§ 8.3 The Owner's representative:
(Name, address and other information)

Thomas C. Smith

§ 8.4 The Contractor's representative:
(Name, address and other information)

Phillip Knickrehm
301 East Carmel Drive, Suite C300
Carmel, IN 46032

§ **8.5** Neither the Owner's nor the Contractor's representative shall be changed without ten days written notice to the other party.

§ **8.6** Other provisions:

ARTICLE 9 ENUMERATION OF CONTRACT DOCUMENTS

§ **9.1** The Contract Documents, except for Modifications issued after execution of this Agreement, are enumerated in the sections below.

§ **9.1.1** The Agreement is this executed AIA Document A101–2007, Standard Form of Agreement Between Owner and Contractor.

§ **9.1.2** The General Conditions are AIA Document A201–2007, General Conditions of the Contract for Construction.

§ **9.1.3** The Supplementary and other Conditions of the Contract:

Document	Title	Date	Pages

§ **9.1.4** The Specifications:
(Either list the Specifications here or refer to an exhibit attached to this Agreement.)

Section	Title	Date	Pages
As listed on Drawings			

§ **9.1.5** The Drawings:
(Either list the Drawings here or refer to an exhibit attached to this Agreement.)

Number	Title	Date

§ **9.1.6** The Addenda, if any:

Number	Date	Pages

Portions of Addenda relating to bidding requirements are not part of the Contract Documents unless the bidding requirements are also enumerated in this Article 9.

§ **9.1.7** Additional documents, if any, forming part of the Contract Documents:

.1 AIA Document E201™–2007, Digital Data Protocol Exhibit, if completed by the parties, or the following:

.2 Other documents, if any, listed below:
(List here any additional documents that are intended to form part of the Contract Documents. AIA Document A201–2007 provides that bidding requirements such as advertisement or invitation to bid,

Instructions to Bidders, sample forms and the Contractor's bid are not part of the Contract Documents unless enumerated in this Agreement. They should be listed here only if intended to be part of the Contract Documents.)

ARTICLE 10 INSURANCE AND BONDS

The Contractor shall purchase and maintain insurance and provide bonds as set forth in Article 11 of AIA Document A201–2007.

(State bonding requirements, if any, and limits of liability for insurance required in Article 11 of AIA Document A201–2007.)

Type of insurance or bond	Limit of liability or bond amount ($0.00)
General Liability	Contractor's Standard
Auto	Contractor's Standard
Worker's Comp	Contractor's Standard

This Agreement entered into as of the day and year first written above.

OWNER *(Signature)*	**CONTRACTOR** *(Signature)*
Thomas C. Smith, Managing Member	Phillip Knickrehm, Vice President
(Printed name and title)	*(Printed name and title)*

Reagan Park Senior Living IRA Business Trust

CERTIFICATE OF BUSINESS TRUST

THIS CERTIFICATE OF BUSINESS TRUST of **Reagan Park Senior Living IRA Business Trust** (the "Business Trust"), dated December 20, 2012, is executed by FIRST MERCHANTS TRUST COMPANY, as trustee (the "Trustee"), to create a Business Trust under the Indiana Business Trust Act (IC § 23-5-1 et seq.). The Trustee hereby certifies as follows:

1. Name. The name of the Business Trust formed hereby is **Reagan Park Senior Living IRA Business Trust.**

2. Registered Office and Registered Agent. The registered office of the Business Trust shall be 10333 N. Meridian Street, Indianapolis, Indiana 46290, and the resident agent in charge of the registered office shall be James M. Dimitroff.

3. Trust Instrument. A true and correct copy of the executed trust instrument by which the Business Trust was created, including all amendments thereto, is attached hereto as Exhibit A

4. Trustee. The following is a verified list of the name and address of the sole trustee of the Business Trust:

First Merchants Trust Company
10333 North Meridian Street
Suite 350
Indianapolis, Indiana 46290.

5. Balance Sheet. A balance sheet, certified by a firm of independent certified public accountants, which fairly and truly reflects the assets and liabilities of the Business Trust, specifically setting out its corpus and showing a net worth of not less than One Thousand Dollars ($1,000) is attached hereto as Exhibit B.

[Signatures follow]

1751678.1

20K

IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has executed this Certificate of Business Trust as of the date first above written.

FIRST MERCHANTS TRUST COMPANY, not personally but as ~~Trustee as~~ aforesaid

By: ______________________
James M. Dimitroff, Vice President

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

BEFORE ME, a Notary Public in and for said County and State, personally appeared James M. Dimitroff, known to me to be a Vice President of First Merchants Trust Company, the Trustee aforesaid, and, having been duly sworn, executed the foregoing Certificate of Business Trust for and on behalf of said Trustee.

WITNESS my hand and notarial seal this 10 day of December, 2012.

NOTARY PUBLIC SEAL INDIANA

KIRSTIN L. BATES
Resident of Hamilton County
My Commission Expires: June 28, 2015

Kristin L. Bates
Notary Public

____
(Printed)

My Commission Expires: ______________________

My County of Residence Is: ______________________

This instrument was prepared by Donald K. Densborn, attorney-at-law, One Indiana Square, Suite 3500, Indianapolis, IN 46240, Telephone: (317) 713-3500.

1751678.1

208

EXHIBIT A

TRUST INSTRUMENT

REAGAN PARK SENIOR LIVING IRA BUSINESS TRUST

TRUST AGREEMENT

between

REAGAN PARK SENIOR LIVING, LLC

and

FIRST MERCHANTS BANK NATIONAL ASSOCIATION,
acting by and through its
FIRST MERCHANTS TRUST COMPANY DIVISION,
as Trustee

Dated as of December 20, 2012

TRUST AGREEMENT (as amended from time to time, this "Agreement") dated as of ____________, 2012 is between REAGAN PARK SENIOR LIVING, LLC, an Indiana limited liability company ("Transferor"), and **[FIRST MERCHANTS BANK NATIONAL ASSOCIATION, a national banking association, acting by and through its FIRST MERCHANTS TRUST COMPANY DIVISION]**, as Trustee ("First Merchants Trust Company" or "Trustee").

RECITALS:

1. Transferor is developing, through it subsidiary Reagan Park Senior Living AL, LLC, a senior living community to be known as "Reagan Park."

2. In order to finance the development of Reagan Park, Transferor has engaged David A. Noyes & Company (the "Placement Agent") to assist in Transferor's offering (the "Offering") of its 9% Subordinated Debentures Due December 31, 2017 (the "Debentures") with accompanying warrants to purchase membership units in Transferor at $1,000 per unit (the "Warrants").

3. In order to accommodate the participation by individual retirement accounts ("IRAs") in the Offering, Transferor desires to form a statutory trust (the "Trust") under the Indiana Business Trust Act (IC 23-5-1-1, et seq.) (as amended from time to time, the "Act") to hold the Warrants and any units of membership interest in the Transferor ("Units") upon exercise of the Warrants (the "Warrant Units") according to the instructions of the IRAs and the terms of the Trust.

4. Trustee desires to serve as Trustee of the Trust.

NOW, THEREFORE, the Transferor and the Trustee hereby form the Trust under the Act for the uses and purposes and upon the terms and conditions set forth herein.

[Reference is hereby made to the Glossary of defined terms set forth on Schedule 1 hereto.]

ARTICLE I
Organization

SECTION 1.1. Name. The name of the Trust is "Reagan Park Senior Living IRA Business Trust."

SECTION 1.2. Office. The registered office of the Trust shall be the office of the Trustee, located at 10333 N. Meridian Street, Suite 350, Indianapolis, Indiana 46290 or at such other address as the Trustee may designate by written notice to the Transferor and the Holders from time to time. The resident agent in charge of the registered office shall be James M. Dimitroff, or such other person as the Trustee may designate to the Transferor and the Holders from time to time. Any change in the resident office or registered agent shall be reflected in an appropriate filing by the Trustee with the Indiana Secretary of State.

SECTION 1.3. Purpose of Trust. The Trust is a special purpose entity which has been formed for the sole purpose of providing a lawful vehicle for the IRAs indirect investment in the Warrants and the Warrant Units in the form of the Trust, which has elected to be taxed as a corporation under Subchapter C of the Code, which shall hold and deal in the Warrants and the Warrant Units for the account of, and according to the Instructions of, the IRAs, as Certificate Holders, and according to the terms of this Agreement, the Act and the Code.

SECTION 1.4. Powers of Trust. The Trust shall have the power to engage in the following activities and none other:

(a) Taking and holding Warrants for the account and benefit Certificate Holders;

(b) Exercising or otherwise dealing in Warrants pursuant to Instructions;

(c) Taking and holding any Warrant Units for the account and benefit of Certificate Holders;

(d) Distributing all Net Avails of the Warrants and the Warrant Units to the Certificate Holders;

(e) Voting or consenting in respect of the Warrants and Warrant Units on any matter as to which the holder thereof would be entitled to vote or consent according to Instructions or, if no Instruction shall have been received, according to its discretion (which shall be deemed to include discretion to withhold the vote or consent); and

(f) Engaging in those activities, including, without limitation, entering into agreements, which are reasonable, necessary or appropriate for the proper exercise of the foregoing powers, are incidental thereto or are necessary to comply with this Agreement, the Act, the Code, or other applicable law.

SECTION 1.5. Appointment of the Trustee. The Transferor hereby appoints the Trustee as trustee of the Trust imbued with all the authority, duties, rights, powers, privileges and immunities as are set forth herein or provided for in the Act, the Code, or other applicable law. The Trustee hereby accepts the trust hereby created and agrees to perform its express duties hereunder with respect to such trusts pursuant to the terms of this Agreement.

SECTION 1.6. Initial Capital Contribution of Trust Estate. Transferor hereby assigns, transfers, conveys and sets over *in trust* to the Trust, as of the date hereof, the Warrants described on Schedule 1.6 hereto for the account and benefit of the IRAs set forth on such Schedule. The Trustee hereby acknowledges receipt of such Warrants *in trust* from the Transferor, as of the date hereof, which Warrants shall constitute the initial Trust Estate.

SECTION 1.7. Declaration of Trust. The Trustee hereby declares that it will hold the Trust Estate *in trust* upon and subject to the terms and conditions set forth herein for the account and benefit of the Holders. It is the intention of the Transferor and the Holders that the Trust constitute a business trust under the Act and that this Agreement constitute the governing instrument of such business trust.

SECTION 1.8. <u>Tax Status of Trust</u>. It is the intention of the Transferor and the Trust that, solely for income and franchise tax purposes, until Certificates are held by more than one Person, the Trust be disregarded as an entity separate from the Transferor. At such time as Certificates are held by more than one Person, it is the intention of the Transferor and the Holders that, solely for income and franchise tax purposes, the Trust be treated as an association taxable as a corporation under Subchapter C of the Code, with the assets of such corporation being the Trust Estate and any other assets held by the Trust from time to time, and the shareholders of such corporation being the Holders, each holding shares of a separate class represented by the Certificates. The parties agree that, unless otherwise required by appropriate tax authorities, until the interests in the Certificates are held by more than one Person, the Trust will not file or cause to be filed annual or other returns, reports and other forms consistent with the characterization of the Trust as an entity separate from the Transferor.

SECTION 1.9. <u>Liability of Beneficiaries</u>. Except as provided in this Agreement, the Holders shall be entitled to the same limitation of personal liability extended to shareholders of a private corporation-for-profit organized under the Indiana Business Corporation Law (IC 23-1-1-1, <u>et seq</u>.).

SECTION 1.10. <u>Title to Trust Property</u>. Legal title to all the Trust Estate shall be vested at all times in the Trust as a separate legal entity, except where applicable law in any jurisdiction requires title to any part of the Trust Estate to be vested in a trustee or trustees, in which case title shall be deemed to be vested in the Trustee.

<u>SECTION 1.11. Situs of Trust</u>. Subject to <u>Section 3.9</u>, the Trust will be located in Indiana and administered in the State of Indiana. All bank accounts maintained by the Trustee on behalf of the Trust shall be located in the State of Indiana. The Trust shall not have any employees in any state other than Indiana; <u>provided</u>, <u>however</u>, that nothing herein shall restrict or prohibit the Trustee from having employees within or without the State of Indiana. Payments will be received by the Trust only in Indiana, and payments will be made by the Trust only from Indiana.

<u>SECTION 1.12. Representations and Warranties of the Transferor</u>. The Transferor hereby represents and warrants to the Trustee that:

(a) The Transferor is duly organized and validly existing as a limited liability company under the laws of the State of Indiana, with power and authority to own its properties and to conduct its business as such properties are currently owned and such business is currently conducted.

(b) The Transferor has the power and authority to execute and deliver this Agreement and to carry out its terms; the Transferor has full power and authority to assign the property to be assigned to the Trust and the Transferor has duly authorized such assignment to the Trust by all necessary action; and the execution, delivery and performance of this Agreement have been duly authorized by the Transferor by all necessary action.

(c) The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the Operating Agreement, or any indenture, agreement or other instrument to which the Transferor is a party or by which it is bound; or result in the creation or imposition of any lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument; or violate any law or, to the best of the Transferor's knowledge, any order, rule or regulation applicable to the Transferor of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Transferor or its properties.

(d) The Transferor has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Transferor, enforceable in accordance with its terms, except as enforceability may be subject to or limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

SECTION 1.13. Organizational Expenses; Ongoing Compliance. The Transferor shall pay (a) all organizational expenses of the Trust, (b) except as set forth in Section 2.4(c), all ongoing expenses of legal compliance, as they may arise from time to time, including, without limitation, the expenses incurred in complying with applicable state and federal securities laws, and (c) the fees, charges and expenses of the Trustee as more fully provided in Section 4.1.

ARTICLE II
Beneficial Interests

SECTION 2.1. Initial Ownership. Upon the formation of the Trust, the Transferor is the sole beneficiary of the Trust. Upon the first issuance of a Debenture to an IRA and the accompanying Warrant to the Trust, Transferor shall cease to be a beneficiary of the Trust.

SECTION 2.2. Certificates. Each Certificate shall represent a beneficial interest in the Trust to the extent held for the account of the Holder thereof, including the right to receive the Net Avails of a fractional portion of the Trust Estate.

SECTION 2.3. Issuance of Additional Certificates. Transferor may from time to time cause the Trustee to issue one or more additional Certificates representing beneficial interests in the Trust in order to hold Warrants issued in the Offering, Warrants issued in substitution or on transfer of Warrants, or Warrant Units issued on exercise of such Warrants.

SECTION 2.4. Restrictions on Transfer. Certificates may be transferred only in strict accord with this Section 2.4:

(a) Certificates may not be transferred to (i) any Person that is not a United States Person within the meaning of Code Section 7701(a)(30) or (ii) any IRA of any member, shareholder, manager, director, officer, or employee of the Transferor, the Trustee or any of their respective Affiliates.

(b) A Holder desiring to consummate a Transfer and the prospective transferee each execute, acknowledge and deliver to the Trustee an investor's letter wherein such transferee makes certain representations and warranties and such instruments of transfer and assignment with respect to such Transfer and such other instruments as are reasonably satisfactory in form and substance to the Transferor to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement.

(c) The Holder or the transferee shall have reimbursed Trustee the amount of all costs and expenses that Trustee reasonably incurs in connection with such Transfer.

(d) The Transferor shall have determined to its reasonable satisfaction that the Transfer will not violate any securities laws or any other applicable federal or state laws or the order of any court having jurisdiction over the Trust or any of its assets.

(e) The Transferor shall have determined to its reasonable satisfaction that the Transfer will not cause the Trust to be classified for United States federal tax purposes other than as an association taxable as a corporation.

(f) Each transferee shall be deemed to represent and warrant that it is not acquiring the Certificate (or interest therein) with the assets of an "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not such plan is subject to Title I of ERISA, or an entity whose underlying assets include "plan assets" (within the meaning of 29 C.F.R. Section 2510.3-101) of any employee benefit plan by reason of such employee benefit plan's investment in such entity.

SECTION 2.5. Authentication of the Certificates. The Trustee is hereby authorized and shall execute, authenticate and deliver, on behalf of the Trust, Certificates to Holders in accordance with the written instructions of the Transferor from time to time. Certificates bearing the manual or facsimile signatures of individuals who were, at the time such signatures shall have been affixed, authorized to sign on behalf of the Trust, shall be validly issued and shall entitle the registered Holder thereof to the benefits of this Agreement. The Certificates shall be dated the date of their issuance.

SECTION 2.6. Mutilated, Destroyed, Lost or Stolen Certificates. If (a) any mutilated Certificate shall be surrendered to the Trustee, or if the Trustee shall receive evidence to its satisfaction of the destruction, loss or theft of any Certificate, and (b) there shall be delivered to the Trustee such security or indemnity as may be required by the Trustee to hold Trustee harmless, then, provided the requirements of Section 8-405 of the UCC are met, the Trustee shall execute, authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a replacement Certificate of like tenor and denomination. In connection with the issuance of any replacement Certificate under this Section 2.6, the Trustee may require the payment by the Holder thereof of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any replacement Certificate issued pursuant to this Section 2.6 in replacement of any mutilated, destroyed, lost or stolen Certificate shall constitute conclusive evidence of a beneficial interest in the Trust, as if originally issued, whether or not the mutilated, lost, stolen or destroyed Certificate shall be found at any time, and shall be entitled to all the benefits of this Agreement.

SECTION 2.7. Persons Deemed Holders. Trustee may treat the Person in whose name any Certificate shall be registered in the Certificate Register, as of the day of determination, as the owner of such Certificate for all purposes whatsoever and shall not be bound by any notice, information or evidence to the contrary.

SECTION 2.8. Access to List of Holders' Names and Addresses. The Trustee shall furnish or cause to be furnished to the Transferor, promptly after receipt by the Trustee of a written request therefor from the Transferor, a list, in such form as the Transferor may reasonably require, of the names and addresses of the Holders. If a Holder applies in writing to the Trustee, and such application states that the Holder desires to communicate with other Holders with respect to their rights under this Agreement or under the Certificates and such application shall be accompanied by a copy of the communication that such Holder proposes to transmit, then the Trustee shall, within five (5) Business Days after the receipt of such application, afford such Holder access during normal business hours to the current list of Holders. Each Holder exonerates Transferor and Trustee from any and all liability premised upon their disclosure of the Holder's name and/or address pursuant to this Section 2.8.

SECTION 2.9. Maintenance of Office or Agency. Trustee shall cause to be kept a register (the "Certificate Register") in which, subject to such reasonable regulations as it may prescribe, the Trustee shall provide for the registration of Certificates and the registration of transfers of Certificates.

SECTION 2.10. Payments. The Trustee shall:

(a) Hold any sums held by it for the payment of amounts due with respect to the Certificates *in trust* for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and pay such sums to such Persons as herein provided;

(b) Comply with all requirements of the Code and any applicable State law with respect to the withholding from any payments made by it on any Certificates of any applicable withholding taxes imposed thereon and with respect to any applicable reporting requirements in connection therewith; and

(c) Provide to the Transferor and the Holders, upon request, such information in its possession as is required to be delivered under the Code or other applicable law.

ARTICLE III
The Trustee

SECTION 3.1. General Authority of Trustee. The Trustee is authorized and directed to execute and deliver each Certificate and each other document to which the Trust is a party, in each case in such form as the Transferor shall approve as evidenced conclusively by the Trustee's execution thereof.

SECTION 3.2. General Duties of Trustee. It shall be the duty of the Trustee to discharge (or cause to be discharged) all of its responsibilities pursuant to this Agreement and the other documents to which the Trust is a party and to administer the Trust in the interest of the Holders and in accordance with this Agreement. The Trustee shall disburse all moneys actually received by it constituting part of the Trust Estate upon the terms of this Agreement.

SECTION 3.3. Administrator. The Transferor and Trustee acknowledge and agree that the Trustee, with the consent of the Transferor, may appoint an Administrator to perform the administrative responsibilities of the Trustee hereunder. Such Administrator would be authorized to execute on behalf of the Trust all such documents, reports, filings, instruments, certificates and opinions as it shall be the duty of the Trust to prepare, file or deliver pursuant to this Agreement and the Operating Agreement. Upon written request, the Trustee shall execute on behalf of the Trust and deliver to the Administrator a power of attorney appointing the Administrator as the Trust's agent and attorney-in-fact to execute all such documents, reports, filings, instruments, certificates and opinions.

SECTION 3.4. Action upon Instructions.

(a) Subject to the limitations set forth in this Agreement, each Holder, by written instruction (each, an "Instruction"), may direct the Trustee in the management of that portion of the Trust Estate held for the account of such Holder. Without limiting the generality of the foregoing, a Holder may instruct the Trustee on all matters related to the Warrants and Warrant Units held for such Holder's account, including, without limitation, the exercise of the Warrant, voting or consenting under any such Warrant or Warrant Unit, the Transfer of any such Warrant or Warrant Unit, and the distribution of the after-tax proceed of any such Transfer.

(b) The Trustee shall not be required to take any action hereunder or under any Transaction Document if the Trustee shall have reasonably determined, or shall have been advised by counsel, that such action is likely to result in liability on the part of the Trustee or is contrary to the terms of this Agreement or contrary to law.

(c) Whenever the Trustee is unable to decide between alternative courses of action permitted or required by this Agreement, the Trustee shall promptly give notice to the affected Holder or Holders requesting Instruction as to the course of action to be adopted, and to the extent the Trustee acts in good faith in accordance with such Instruction, the Trustee shall not be liable on account of such action to any Person. If the Trustee shall not have received Instruction within ten (10) days of such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances), it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with this Agreement or applicable law, as it shall deem to be in the best interests of the affected Holder or Holders and shall have no liability to any Person for such action or inaction.

(d) In the event that the Trustee is unsure as to the application of any provision of this Agreement or any such provision is ambiguous as to its application, or is, or appears to be, in conflict with any other applicable provision, or in the event that this Agreement permits a determination by the Trustee or is silent or is incomplete as to the course of action that the Trustee is required to take with respect to a particular set of facts, the Trustee may give notice to the affected Holder or Holders requesting Instruction and, to the extent that the Trustee acts or refrains from acting in good faith in accordance with any such Instruction received, the Trustee shall not be liable, on account of such action or inaction, to any Person. If the Trustee shall not have received Instruction within ten (10) days of such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances), it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with this Agreement or applicable law, as it shall deem to be in the best interests of the affected Holder or Holders, and shall have no liability to any Person for such action or inaction.

SECTION 3.5. No Duties Except as Specified in this Agreement or in Instructions. The Trustee shall not have any duty or obligation to manage, make any payment with respect to, register, record, sell, dispose of or otherwise deal with the Trust Estate, or to otherwise take or refrain from taking any action under, or in connection with, any document contemplated hereby to which the Trustee is a party, except as expressly provided by this Agreement or in an Instruction received by the Trustee pursuant to Section 3.4; and no implied duties or obligations shall be read into this Agreement against the Trustee.

SECTION 3.6. Restrictions. The Trustee shall not take any action: (a) that is inconsistent with the purposes of the Trust set forth in Section 1.3; (b) that exceeds the powers of the Trust set forth in Section 1.4; or (c) that, to the actual knowledge of the Trustee, would result in the Trust becoming treated other than as an association taxable as a corporation for Federal income tax purposes. Neither the Transferor nor any Holder shall direct the Trustee to take action that would violate this Section.

SECTION 3.7. Prior Notice to Holders with Respect to Certain Matters. With respect to the following matters, the Trustee shall not take action unless, at least thirty (30) days prior to the taking of such action, the Trustee shall have notified the Holders in writing of the proposed action, and none of the Holders shall have objected to such action in writing to the Trustee prior to the thirtieth (30th) day after such notice is given:

(a) The initiation of any claim or lawsuit by the Trust (except claims or lawsuits brought in connection with the collection of the Trust Estate) and the compromise of any action, claim or lawsuit brought by or against the Trust (except with respect to the aforementioned claims or lawsuits for collection of Trust Estate);

(b) The election by the Trust to file an amendment to the Certificate of Trust, unless such amendment is required under the Act; or

(c) The commencement of a voluntary proceeding in bankruptcy relating to the Trust.

SECTION 3.8. Tax Returns. The Trustee shall prepare and timely file (or cause to be prepared and timely filed) all tax returns required to be filed for the Trust. The Trustee shall have the authority to make any and all elections for Federal, state and local tax purposes including, without limitation, any election, if permitted by applicable law: (a) to extend the statute of limitations for assessment of tax deficiencies against the Holders with respect to adjustments to the Holder's Federal, state, local or foreign tax returns relating to items allocated to such Holder from the Trust; and (b) to the extent provided in Sections 6221 through 6231 of the Code, to represent the Trust and the Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Trust and the Holders in their capacity as Holders, and to file any tax returns and execute any documents relating to or affecting such tax matters, including agreements or other documents that affect the rights of the Trust and the Holders. Expenses incurred by the Trustee shall be borne by the Trust.

SECTION 3.9. Trust Accounts. There shall be established on the books of the Trust for each Holder an account (a "Trust Account") which shall be maintained and adjusted by the Trustee as provided in this Section 3.9. Each Trust Account shall include:

(a) All Warrants deposited for the account of such Holder;

(b) All Warrant Units received by the Trustee on exercise of such Warrants; and

(c) All Net Avails of such Warrant Units.

In the event that any Certificate is transferred in accordance with the provisions of this Agreement, the transferee of such Certificate shall succeed to the portion of the Trust Account attributable to such Certificate.

SECTION 3.10. Fiscal Year. Except as otherwise required by the Code, the Fiscal Year of the Trust for tax and accounting purposes shall be the 12 month (or shorter) period ending on the last day of December of each year.

SECTION 3.11. Withholding Requirements. Notwithstanding any provision herein to the contrary, the Trustee is authorized to take any and all actions that it reasonably determines to be necessary or appropriate to insure that the Trust satisfies any and all withholding and tax payment obligations under Section 1441, 1445, 1446 or any other provision of the Code or other applicable law.

SECTION 3.12. Method of Accounting. The Trust shall use the accrual method of accounting in preparation of its financial statements, reports and for tax purposes and shall keep its books and records accordingly.

SECTION 3.13. Furnishing of Documents. The Trustee shall furnish to the Holders, promptly upon receipt, but in any event not more than five (5) Banking Days after such receipt, duplicates or copies of all reports, notices, requests, demands, certificates, financial statements and any other instruments furnished to the Trustee under or in connection with the Warrants or the Operating Agreement.

SECTION 3.14. Trustee May Not Own Warrants or Units. First Merchants Trust Company and each institutional successor Trustee shall refrain from becoming an owner or pledgee of any Warrants or Units, other than in its fiduciary capacity hereunder, or otherwise extend credit to the Trust. Except as provided in the immediately preceding sentence First Merchants Trust Company or any institutional successor Trustee, in its personal capacity, may deal with the Transferor or the Holders in banking relationships and transactions to the same extent and with the same rights as it would have if it were not the Trustee.

SECTION 3.15. Representations and Warranties of Trustee. The Trustee hereby represents and warrants to the Transferor and the Holders that:

(a) It is a trust company duly organized and validly existing in good standing under the laws of the State of Indiana, with the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(b) It has taken all corporate action necessary to authorize the execution and delivery of this Agreement by the signers hereof on its behalf;

(c) The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Trustee, or to the best of its knowledge, without independent investigation on its part, any indenture, agreement or other instrument to which the Trustee is a party or by which it is bound; or violate any Federal or state law governing the banking or trust powers of the Trustee; or, to the best of the Trustee's knowledge, violate any order, rule or regulation applicable to the Trustee of any court or of any Federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Trustee or its properties; and

(d) This Agreement, assuming due authorization, execution and delivery by the Transferor, constitutes a valid, legal and binding obligation of the Trust, enforceable against it in accordance with the terms hereof subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforcement of creditors' rights generally and to general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law.

SECTION 3.16. No Representation. The Trustee shall have no responsibility or liability for or with respect to the legality, validity and enforceability of any asset comprising the Trust Estate or for or with respect to the sufficiency of the Trust Estate or for its ability to generate moneys to be distributed to the Holders under this Agreement; nor does the Trustee make any warranty concerning: (a) the existence or condition of, or title to, any such assets, (b) the existence and enforceability of any insurance thereon, (c) the validity of the assignment of any such asset to the Trust, (d) the completeness of any such asset, (e) the performance or enforcement of any such asset, or (f) the compliance by the Transferor with any warranty or representation made under the Operating Agreement or any other document or instrument.

SECTION 3.17. Reliance; Advice of Counsel.

(a) Except to the extent otherwise provided in Section 3.19, the Trustee shall incur no liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper (whether in its original or facsimile form believed by it to be genuine and believed by it to be signed by the proper party or parties). The Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the method of the determination of which is not specifically prescribed herein, the Trustee may for all purposes hereof rely on a certificate, signed by the president, any vice president, the treasurer or other authorized officers of the relevant party as to such fact or matter, and such certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

(b) In the exercise or administration of the trust hereunder and in the performance of its duties and obligations under this Agreement or the Operating Agreement, the Trustee: (i) may act directly or through its agents or attorneys pursuant to agreements entered into with any of them, and the Trustee shall not be liable for the conduct or misconduct of such agents or attorneys if such agents or attorneys shall have been selected by the Trustee with reasonable care, and (ii) may consult with counsel, accountants and other skilled Persons to be selected with reasonable care and employed by it. The Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written opinion or advice of any such counsel, accountants or other such Persons and which opinion or advice states that such action is not contrary to this Agreement or the Operating Agreement.

SECTION 3.18. Not Acting in Personal Capacity. In accepting and administering the trusts hereby created First Merchants Trust Company acts not personally but solely as the Trustee hereunder, and all Persons having any claim against the Trustee by reason of the transactions contemplated by this Agreement, the Warrants or the Operating Agreement shall look only to the Trust Estate for payment or satisfaction thereof.

SECTION 3.19. Exoneration of the Trustee. The Trustee shall not, under any circumstances, be answerable or accountable hereunder or under any Warrant, including any Notice of Exercise thereof, except: (x) for its own gross negligence or willful misconduct, (y) for the breach of this Agreement or the Operating Agreement, and (z) for breach of the representations or warranties contained in Section 3.15 hereof. Without limiting the generality of the foregoing, subject to the exceptions set forth in the preceding sentence:

(a) The Trustee shall not be liable for any error of judgment made in good faith by a responsible officer of the Trustee unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts used to make that judgment;

(b) The Trustee shall not be liable with respect to any action taken or omitted to be taken by it in accordance with any Instruction;

(c) No provision of this Agreement shall require the Trustee to expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, unless the Trustee shall have determined to its reasonable satisfaction that repayment of such funds is assured or that adequate indemnity against such risk or liability has been provided to it;

(d) Under no circumstances shall the Trustee be liable for any indebtedness of the Transferor or any Holder;

(e) The Trustee shall not be responsible for or in respect of the validity or sufficiency of this Agreement or for the due execution hereof by the Transferor or for the form, character, genuineness, sufficiency, value or validity of any of the Trust Estate or for or in respect of the validity or sufficiency of the Operating Agreement, other than the Certificates, and the Trustee shall in no event assume or incur any liability, duty or obligation to any Holder, except as expressly provided for herein;

(f) The Trustee shall not be liable for the default or misconduct of the Transferor, any Holder or otherwise;

(g) The Trustee shall be under no obligation to act or exercise any of the rights or powers vested in it by this Agreement, or to institute, conduct or defend any litigation under this Agreement or otherwise or in relation to this Agreement or any Transaction Document, at the request, order or direction of any Person unless such Person offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Trustee therein or thereby. The right of the Trustee to perform any discretionary act enumerated in this Agreement or in any Transaction Document shall not be construed as a duty, and the Trustee shall not be answerable for other than its gross negligence or willful misconduct in the performance of any such act; and

(h) The Trustee shall not be responsible for the preparation or review of any disclosure materials related to the Offering nor shall it have any liability with respect to the adequacy of disclosure or for any statement made in such offering materials or any omission therefrom.

SECTION 3.20. Indemnification. The Transferor shall be liable as primary obligor for, and shall indemnify First Merchants Trust Company and its officers, directors, employees, agents, attorneys, insurers, successors, assigns (collectively, the "Indemnified Parties") from and against, any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, and any and all reasonable costs, expenses and disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever (collectively, "Expenses"), which may at any time be imposed on, incurred by or asserted against the Trustee or any other Indemnified Party in any way relating to or arising out of this Agreement, any Warrant, the Operating Agreement, the Trust Estate, the administration of the Trust Estate or the action or inaction of the Trustee hereunder, except only that the Transferor shall not be liable for or required to indemnify an Indemnified Party from and against Expenses arising or resulting from: (a) such Indemnified Party's own gross negligence or willful misconduct, (b) the breach of this Agreement or the Operating Agreement in its capacity as Trustee, or (c) the breach of any representation or warranty contained in Section 3.15. The indemnities contained in this Section shall survive the resignation or termination of the Trustee or the termination of this Agreement. In any event of any claim, action or proceeding for which indemnity will be sought pursuant to this Section, the Trustee's choice of legal counsel shall be subject to the approval of the Transferor, which approval shall not be unreasonably withheld.

SECTION 3.21. Damage Waiver; Force Majeure. In no event shall First Merchants Trust Company be personally liable (a) for special, consequential or punitive damages, (b) for the acts or omissions of its nominees, correspondents, clearing agencies or securities depositories, (c) for the acts or omissions of brokers or dealers, (d) for the acts or omissions of the Transferor or any Holder and (e) for any losses due to forces beyond the control of First Merchants Trust Company, including without limitation strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services.

ARTICLE IV
Compensation of Trustee

SECTION 4.1. Trustee's Fees and Expenses. The Trustee shall receive as compensation for its services hereunder such fees as have been separately agreed between the Transferor and the Trustee, and the Trustee shall be entitled to be reimbursed by the Transferor for its other reasonable out-of-pocket expenses hereunder, including the reasonable disbursements of such agents, representatives, experts and counsel as the Trustee may employ in connection with the exercise and performance of its rights and its duties hereunder.

SECTION 4.2. Payments to the Trustee. Any amounts paid to the Trustee pursuant to Section 3.20 or this Article IV shall not be deemed a part of the Trust Estate. Any amounts owed but not paid to the Trustee pursuant to Section 3.20 or this Article IV shall constitute a claim against the Trust Estate.

ARTICLE V
Termination of Trust Agreement

SECTION 5.1. Termination of Trust Agreement.

(a) The Trust shall dissolve promptly upon its ceasing to hold Warrants or Warrant Units (the "Trust Termination Date").

(b) After satisfaction of liabilities of the Trust as provided by applicable law, including Act, any money or other property held as part of the Trust Estate following such distribution shall be distributed to the Holders.

(c) Except as provided in Section 5.1(a), neither the Transferor nor any Holder shall be entitled to dissolve, revoke or terminate the Trust.

(d) Upon the dissolution of the Trust and the payment of all liabilities of the Trust in accordance with applicable law, the Trustee shall surrender its authority with the Indiana Secretary of State in accordance with the provisions of the Act, at which time the Trust and this Agreement (other than Section 3.20) shall terminate.

SECTION 5.2. Non-terminating Events. The bankruptcy, liquidation, dissolution, termination, death or incapacity of the Transferor or any Holder shall not (x) operate to terminate this Agreement or annul, dissolve or terminate the Trust, (y) entitle the Transferor's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of all or any part of the Trust or Trust Estate or (z) otherwise affect the rights, obligations and liabilities of the parties hereto.

ARTICLE VI
Successor Trustees and Additional Trustees

SECTION 6.1. Eligibility Requirements for the Trustee. The Trustee at all times shall: (a) be a "bank" within the meaning of the Investment Company Act of 1940, as amended, (b) be authorized to exercise corporate trust powers, (c) have capital and surplus of at least $50,000,000, and (d) be subject to supervision or examination by Federal or State authorities. At all times, the Trustee of the Trust shall satisfy any and all requirements of the Act respecting eligibility of the Trustee. In case at any time the Trustee shall cease to be eligible in accordance with this Section, the Trustee shall resign immediately in the manner and with the effect specified in Section 6.2.

SECTION 6.2. Resignation of the Trustee. The Trustee at any time may resign and be discharged from the trusts hereby created by giving written notice thereof to the Transferor and the Holders. If no successor Trustee shall have been so appointed and have accepted appointment within thirty (30) days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

SECTION 6.3. Removal of the Trustee. If at any time the Trustee shall cease to be eligible in accordance with Section 6.1 and shall fail to resign after written request therefor by the Transferor or by any Holder, or if at any time the Trustee shall be legally unable to act, or shall be adjudged bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Transferor, on behalf of the Trust, may remove the Trustee. If the Transferor, on behalf of the Trust, shall remove the Trustee under the authority of the preceding sentence, the Transferor, on behalf of the Trust, shall promptly appoint a successor Trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the outgoing Trustee so removed and one copy to the successor Trustee, and pay all fees owed to the outgoing Trustee.

SECTION 6.4. Effective Date. Any resignation or removal of the Trustee and appointment of a successor Trustee pursuant to this Article VI shall not become effective until acceptance of appointment by the successor Trustee pursuant to Section 6.5. The Transferor shall provide notice of such resignation or removal of the Trustee to each of the Holders.

SECTION 6.5. Successor Trustee. Any successor Trustee appointed pursuant to this Article VI shall execute, acknowledge and deliver to the Transferor and to its predecessor Trustee an instrument accepting such appointment under this Agreement, and thereupon the resignation or removal of the predecessor Trustee shall become effective and such successor

Trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties, and obligations of its predecessor under this Agreement, with like effect as if originally named as the Trustee. The predecessor Trustee shall deliver to the successor Trustee all documents and statements and monies held by it under this Agreement; and the predecessor Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for fully and certainly vesting and confirming in the successor Trustee all such rights, powers, duties and obligations. No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be eligible pursuant to Section 6.1. Upon acceptance of appointment by a successor Trustee pursuant to this Section, the Transferor shall mail notice of such appointment to each of the Holders. If the Transferor shall fail to mail such notice within ten (10) days after acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Transferor.

SECTION 6.6. Merger or Consolidation of the Trustee. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder; provided, that such corporation shall be eligible pursuant to Section 6.1, without the execution or filing of any instrument or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

ARTICLE VII
Miscellaneous

SECTION 7.1. Amendments to this Agreement.

(a) This Agreement may be amended at any time and from time to time in a writing signed by the Trustee, the Transferor and Holders of Certificates representing 2/3^{rds} of the fractional beneficial interests in the Trust Estate determined by reference to the number of Warrant Units purchased and/or purchasable for the benefit of Holders.

(b) Without the consent of any Holder, the Transferor and the Trustee, at any time and from time to time, may enter into one or more amendments or supplements hereto, in form and substance satisfactory to the Trustee, for any of the following purposes:

(i) to add to the conditions, limitations or restrictions on the authorized amount, terms and purposes of the issue, authentication and delivery of the Certificates;

(ii) to modify the restrictions on and procedures for resales and other transfers of the Certificates to reflect any changes in applicable law or regulation (or the interpretation thereof) or to enable the Trust to rely upon any exemption from registration under the Exchange Act or the Investment Company Act or to remove restrictions on resale and transfer to the extent not required under such exemption;

(iii) to correct any inconsistency, cure any ambiguity, correct any typographical error or supplement any provision herein or in any supplemental indenture that may be inconsistent with any other provision herein or in the Offering Memorandum or any offering memorandum relating to the Certificates;

(iv) to take any action commercially reasonably necessary or advisable to prevent the Trust from being subject to withholding or other taxes, fees or assessments or to prevent the Trust from being subject to any tax imposed on a net income basis; or

(v) to evidence or implement any changes hereto required by applicable law and related regulations or guidelines, including without limitation the USA PATRIOT Act.

(c) Notwithstanding any contrary provision hereof, no such amendment or supplement shall be made or become effective without the written consent of each Holder that would be inequitably affected thereby.

(d) It shall not be necessary for any Holder under this Section to consent to the particular form of any proposed amendment, but it shall be sufficient if the Holders shall consent to the substance thereof. The manner of obtaining such consents (and any other consents of the Holders provided for in this Agreement or in any other Transaction Document) and of evidencing the authorization of the execution thereof by the Holders shall be subject to such reasonable requirements as the Trustee may provide.

(e) Promptly after the execution by the Transferor and the Trustee of any amendment or supplement pursuant to this Section, the Trustee shall mail to the Holders a notice setting forth in general terms the substance of such amendment or supplement. Any failure of the Trustee to mail such notice or such document, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

(f) Promptly after the execution of any amendment to the Certificate of Trust, the Trustee shall cause the filing of such amendment with the Secretary of State of the State of Indiana.

(g) The Trustee may, but shall not be obligated to, enter into any such amendment that affects the Trustee's own rights, duties or immunities under this Agreement or otherwise.

SECTION 7.2. Amendments, etc., to Warrant or Operating Agreement. The Trustee, in its capacity as a holder of a Warrant or Warrant Unit for the benefit of a Holder, will follow the Instruction of such Holder with respect to any request that the Trustee consent or agree to amendment, modification, waiver, supplement, termination or surrender under the terms of such Warrant or the Operating Agreement, as the case may be, or waive timely performance or observance by any party of its obligations under such Warrant or the Operating Agreement.

SECTION 7.3. No Legal Title to Trust Estate in the Transferor. Neither the Transferor nor any Holder shall have legal title to any part of the Trust Estate. No transfer, by operation of law or otherwise, of any right, title or interest of any Holder in, to and under its ownership interest in the Trust Estate shall operate to terminate this Agreement or the trusts hereunder or entitle any transferee to an accounting or to the transfer to it of legal title to any part of the Trust Estate.

SECTION 7.4. Binding Effect; Third Party Benefit; Limitations on Rights of Others. This Agreement is for the benefit of the Trustee, the Transferor, and the Holders and may not be amended without the consent of the Holders, except as otherwise provided in Section 7.1. Nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

SECTION 7.5. Notices. Unless otherwise expressly specified or permitted by the terms hereof, all notices shall be in writing, personally delivered or mailed by certified mail, postage prepaid and return receipt requested, and shall be deemed to have been duly given upon receipt: (i) if to the Trustee, addressed to its address established pursuant to Section 1.2, and (ii) if to the Transferor, addressed to 420 North Rangeline Road, Carmel, Indiana 46032, Attention: President. Either party may change its address for notice by notice to the other party in accordance with this Section 7.5.

SECTION 7.6. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 7.7. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 7.8. Successors and Assigns. This Agreement and any Instruction, request, notice, direction, consent, waiver or other instrument or action by the Holders shall be binding upon the Trustee and the Transferor and their respective successors and permitted assigns, and this Agreement shall inure to the benefit of the Trustee, the Transferor, the Holders and their respective successors and assigns.

SECTION 7.9. No Recourse. Holders, by accepting the Certificates (or its interest therein), acknowledge that the Certificates represent beneficial interests in the Trust only and the Certificates do not represent interests in or obligations of the Trustee, the Transferor, or any Affiliate of either, and no recourse may be had against such parties or their assets except as may be expressly set forth in this Agreement.

SECTION 7.10. Headings. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

SECTION 7.11. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF INDIANA, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

(b) EACH PARTY HERETO HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN INDIANA SHALL HAVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THEM PERTAINING TO THIS AGREEMENT OR TO ANY MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT, PROVIDED, THAT EACH PARTY HERETO ACKNOWLEDGES THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF INDIANA. EACH PARTY HERETO SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH PARTY HERETO HEREBY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT.

(c) BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signatures follow]

IN WITNESS WHEREOF, the parties hereto have caused this Trust Agreement to be duly executed as of the day and year first above written.

FIRST MERCHANTS BANK NATIONAL ASSOCIATION, acting by and through its FIRST MERCHANTS TRUST COMPANY DIVISION, not personally, but as Trustee as aforesaid

By: ______________________________
James M. Dimitroff, Vice President

REAGAN PARK SENIOR LIVING, LLC

By: ______________________________
Thomas Smith, Manager

SCHEDULE 1

GLOSSARY OF DEFINED TERMS

"Act" is defined in the Recitals.

"Affiliate" means, with respect to any Person, any Person or group of Persons acting in concert in respect of the Person in question that, directly or indirectly, controls or is controlled by or is under common control with such Person. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlled by" and "under common control with") as used with respect to any Person or group of Persons, shall mean the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" is defined in the Preamble.

"Banking Day" means a day on which First Merchants Bank National Association or its successor in interest is open for the conduct of the conduct of its general banking business.

"Certificate" means the certificates, substantially in the form of Exhibit A attached hereto, representing a fractional beneficial interest in the Trust.

"Certificate of Trust" means the certificate of trust for the Trust, filed with the Secretary of State of Indiana of even date with this Agreement.

"Certificate Register" is defined in Section 2.9.

"Code" means the Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations.

"Debentures" is defined in the Recitals.

"ERISA" is defined in Section 2.4(f).

"Expenses" is defined in Section 3.20.

"Holder" means a holder of a Certificate.

"IRAs" is defined in the Recitals.

"Indemnified Parties" is defined in Section 3.20.

"Instruction" is defined in Section 3.4(a).

"Net Avails" means, as of any date, all cash or other property received by the Trustee which represents (a) distributions in respect of such the Warrants or Warrant Units held in the Trust Account of any Holder or (b) payments made in redemption of any such Warrants or Warrant Units, less any payment or provision for payment of any state, federal or other income or excise taxes in respect thereof, less any reserve reasonably determined by Trustee to provide for the payment or reimbursement of Expenses pending indemnification therefor by Transferor.

"Offering" is defined in the Recitals.

"Operating Agreement" means the Amended and Restated Operating Agreement] of the Transferor dated of even date with this Agreement, as the same may be amended from time to time.

"Person" means an individual, a corporation, a partnership, a limited liability company, association, trust, organization government, governmental agency, political subdivision or other entity.

"Placement Agent" is defined in the Recitals.

"Transfer" means, as a noun, any transfer, sale, assignment, exchange, charge, pledge, gift, hypothecation, conveyance, encumbrance or other disposition whether direct or indirect, voluntary or involuntary, by operation of law or otherwise and, as a verb, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, to transfer, sell, assign, exchange, charge, pledge, give, hypothecate, convey, encumber or otherwise dispose of.

"Transferor" is defined in the Preamble..

"Treasury Regulations" means regulations, including proposed or temporary regulations, promulgated under the Code. References to specific provisions of proposed or temporary regulations shall include analogous provisions of final Treasury Regulations or other successor Treasury Regulations.

"Trust" means the Reagan Park Senior Living IRA Business Trust.

"Trust Account" is defined in Section 3.9.

"Trust Estate" means all right, title and interest of the Trust in and to the Warrants, Warrant Units, property and rights assigned to the Trust, all monies, investment property, instruments and other property on deposit from time to time in the Trust Accounts and all other property of the Trust from time to time, including any rights of the Trustee and the Trust pursuant to the Operating Agreement.

"Trust Termination Date" is defined in Section 5.1(a).

"Trustee" means First Merchants Trust Company, not personally but solely as trustee of the Trust.

"Unit" is defined in the Recitals and includes Warrant Units.

"Warrant Units" is defined in the Recitals.

"Warrants" is defined in the Recitals.

EXHIBIT A
to Trust Agreement

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THIS CERTIFICATE (OR ANY INTEREST HEREIN) MAY NOT BE TRANSFERRED TO ANY PERSON EXCEPT IN ACCORDANCE WITH THE TRUST AGREEMENT.

R-1

REAGAN PARK SENIOR LIVING IRA BUSINESS TRUST
COMMON TRUST CERTIFICATE

evidencing a fractional interest in the Trust, as defined below, the property of which includes Warrants and Warrant Units issued from time to time by Reagan Park Senior Living, LLC.

(This Certificate does not represent an interest in or obligation of Reagan Park Senior Living, LLC, the Trustee (as defined below) or any of their respective Affiliates, except to the extent described below.)

THIS CERTIFIES THAT ________________________ is the owner of a nonassessable, fully-paid beneficial interest in the Reagan Park Senior Living IRA Business Trust (the "Trust") formed by Reagan Park Senior Living, LLC, an Indiana limited liability company (the "Transferor").

The Trust was created pursuant to a Trust Agreement dated as of ________, 2012 (as the same may be amended from time to time, the "Trust Agreement") between the Transferor and First Merchants Bank National Association, acting by and through its First Merchants Trust Company Division, not personally but solely as trustee of the Trust (the "Trustee"). To the extent not otherwise defined herein, the capitalized terms used herein have the meanings assigned to them in the Trust Agreement. This Certificate is one of the duly authorized Certificates designated as "Common Trust Certificates" (herein called the "Common Trust Certificates") issued under and subject to the terms, provisions and conditions of the Trust Agreement, to which the Holder of this Common Trust Certificate by virtue of the acceptance hereof assents and by which the Holder is bound.

It is the intent of the Transferor, and the Holder of the Certificates that, solely for purposes of Federal income, State and local income and franchise and any other income taxes measured in whole or in part by income, until the interest in the Certificates (as defined in the Trust Agreement) are held by more than one Person, the Trust be disregarded as an entity separate from its owner. At such time that the interests in the Certificates are held by more than one Person, it is the intent of the Transferor, and the Holders that, solely for purposes of Federal income, State and local income and franchise and any other income taxes measured in whole or in part by income, the Trust be treated as an association taxable as a corporation under Subchapter C of the Code, the assets of which are the assets held by the Trust, and the Holders will be treated as shareholders in that corporation. The Transferor and the Holder of this Common Trust Certificate, by acceptance of this Common Trust Certificate, agree to treat, and to take no action inconsistent with the treatment of, this Common Trust Certificate as such for tax purposes.

By acquiring a Certificate (or an interest therein), the Holder of this Certificate and each transferee of such Holder shall be deemed to represent and warrant that it is not acquiring the Certificate (or interest therein) with the assets of an "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not such plan is subject to Title I of ERISA, or an entity whose underlying assets include "plan assets" (within the meaning of 29 C.F.R. Section 2510.3-101) of any employee benefit plan by reason of such employee benefit plan's investment in such entity.

This Common Trust Certificate does not represent an obligation of, or an interest in, the Transferor, the Trustee or any of their respective Affiliates and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated herein or in the Trust Agreement.

Unless the certificate of authentication hereon shall have been executed by an Authorized Officer of the Trustee or its authenticating agent, by manual signature, this Common Trust Certificate shall not entitle the holder hereof to any benefit under the Trust Agreement or be valid for any purpose.

This Common Trust Certificate shall be construed in accordance with the laws of the State of Indiana, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

IN WITNESS WHEREOF, the Trustee on behalf of the Trust and not in its individual capacity has caused this Common Trust Certificate to be duly executed.

REAGAN PARK SENIOR LIVING IRA
BUSINESS TRUST

By: First Merchants Bank National Association, acting by and through its First Merchants Trust Company Division, not personally but solely as Trustee as aforesaid

By: ______________________________

Name: ______________________________

Title: ______________________________

No. of Warrants Represented by this Certificate: _______

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is the Common Trust Certificate referred to in the within-mentioned Trust Agreement.

FIRST MERCHANTS BANK NATIONAL ASSOCIATION, acting by and through its FIRST MERCHANTS TRUST COMPANY DIVISION, not personally but solely as Trustee as aforesaid

By: ______________________________

Name: ____________________________

Title: _____________________________

EXHIBIT B

BALANCE SHEET

CPAs ADVISORS

blue

Blue & Co., LLC / 12800 N. Meridian Street, Suite 400 / Carmel, IN 46032
main 317.848.8920 fax 317.573.2458 email blue@blueandco.com

December 18, 2012

Secretary of State
State of Indiana

Dear Sir or Madam:

Attached is the Balance Sheet of the Reagan Park Senior Living IRA Business Trust ("the Trust") as of December 18, 2012. We have confirmed the Trust meets the Indiana *statutory requirement* (Indiana Code Title 23 Article 5 Chapter 1 Section 1-4(a)(3)) by having a net worth of not less than one thousand dollars ($1,000). We are certified public accountants and are independent with respect to the Trust. This letter is intended solely for the purpose of registration of the Trust with the State of Indiana and should not be relied upon by third parties for any other purpose.

Very truly yours,

Robert C. Ellis Jr., CPA
Director

Attachment

REAGAN PARK SENIOR LIVING IRA BUSINESS TRUST
BALANCE SHEET
DECEMBER 18, 2012

ASSETS

Current assets	
Cash	$ 1,000

LIABILITIES AND TRUST CAPITAL

Trust capital	$ 1,000

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this "Agreement") is executed by and between LBG-2, L.L.C., an Indiana Limited Liability Company (hereinafter referred to as the "Seller") Reagan Park Senior Living, LLC, an Indiana Limited Liability Company (hereinafter referred to as the "Purchaser").

WITNESSETH:

WHEREAS, Seller is the owner of approximately 7 acres of real estate located in Hendricks County, Indiana, being known and identified as a portion of Parcel # 32-08-31-476-004.000-031, a drawing in which the real estate is depicted as the cross-hatched area attached hereto as Exhibit A (the "Real Estate"). The exact quantity of acreage, exact dimensions of acreage and exact location of acreage to be conveyed shall be determined in accordance with the terms of Section 3.1 of this Agreement;

WHEREAS, Seller desires to sell, and Purchaser desires purchase the Real Estate pursuant to the terms and conditions set forth in this Agreement;

NOW, THEREORE, in consideration of the foregoing and of the mutual promises, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article 1. PURCHASE PRICE

Section 1.1 **Purchase Price.** The total Purchase Price for the Real Estate is Six Hundred Forty Thousand Dollars ($640,000.00), payable by Purchaser to Seller at a closing by cashier's check, certified check or other means acceptable to Seller and Purchaser within thirty (30) days of the execution of this Agreement (the "Closing").

Section 1.2 **Earnest Money.** Purchaser shall not be required to deposit any Earnest Money.

Section 1.3 **Extension Payments.** If Purchaser has not closed on the Real Estate within one hundred twenty (120) days, the Seller shall extend this Purchase Agreement for an additional one hundred twenty (120) days (the "Extension Period") upon receipt of an additional One Thousand Dollars ($1,000) (the "Extension Fee"). The Seller shall extend this Purchase Agreement for no less than four (4) consecutive Extension Periods, in each instance for an additional Extension Fee. Any Extension Fee paid to Seller (or any other amount paid to Seller in the interim) shall be credited towards the purchase price of the Real Estate at Closing, however the Extension Fees shall be forfeited as liquidated damages, which shall be Seller's sole remedy at law or in equity, in the event that Purchaser shall fail or refuse to perform its obligations herein specified at Closing.

Article 2. SELLER REPRESENTATIONS

Seller represents and warrants to, and agrees with, Purchaser that:

(a) Seller has good, marketable and insurable title to the Real Estate, free and clear of all liens, encumbrances, covenants, conditions, restrictions, rights-of-way, easements and other matters affecting title, except as to those items to be disclosed in the Preliminary Title Insurance Commitment.

(b) There is no pending, threatened or contemplated public or private proceedings affecting the Real Estate and Seller has not received any notice of and has no knowledge that any such proceedings are contemplated, other than those previously disclosed to Purchaser. The uses presently being made of the Real Estate conform to existing zoning laws. Seller has complied with all laws, ordinances, rules and regulations of any governmental agency or body having or asserting jurisdiction over the Real Estate, and the Real Estate complies with all health and environmental codes and requirements and no changes in such laws, ordinances, rules and regulations are pending or contemplated; the Real Estate has not been used to dispose of hazardous waste, toxic substances, pollutants or contaminants of any kind and Seller has no knowledge of any latent or concealed defects with the Real Estate.

(c) Seller has full right, power and authority to enter into this Agreement and to consummate the transaction contemplated hereby.

(d) All information and all documents delivered or to be delivered to Purchaser by Seller, are and will continue to be true, correct and complete in the form delivered and to be delivered to Purchaser.

(e) At Closing and after Closing, there will be no liens or claims against the Real Estate except the Permitted Encumbrances.

Article 3. PURCHASER CONDITIONS

Section 3.1 **Title Insurance.** Within ninety (90) days, Seller agrees to provide Purchaser with a Preliminary Title Insurance Commitment for the Real Estate issued by a title insurance company acceptable to Purchaser, (the "Preliminary Title Insurance Commitment") subject only to such exceptions and exclusions as are acceptable to Purchaser (the "Permitted Exceptions"), copies of all documents described in the Preliminary Title Insurance Commitment as exceptions, copies of all land surveys of the Real Estate, and the opportunity to make a physical inspection of the Real Estate. Within thirty (30) days of Purchaser and Seller mutually agreeing to the exact quantity of acreage, exact dimensions of acreage and exact location of acreage to be conveyed, Seller agrees to provide Purchaser, at Purchaser's expense, with a staked survey of the Real Estate prepared and certified to Purchaser in accordance with the requirements of the Land Title Insurance Association for minimum standard surveys (the "Survey").

Section 3.2 **Further Conditions.** The obligation of Purchaser to purchase the Real Estate at Closing pursuant to this Agreement is subject to the following conditions, which conditions are solely for Purchaser's benefit and may be waived or the time for satisfaction extended by Purchaser only in writing by Purchaser:

(a) The conveyance to Purchaser at Closing of good, marketable and insured fee simple title to the Real Estate as evidenced by an ALTA or equivalent owner's policy of title insurance in the full amount of the Purchase Price, issued by the title company issuing the Preliminary Commitment and showing fee simple title vested in Purchaser, subject only to the Permitted Exceptions.

(b) The receipt by Purchaser of the Preliminary Title Insurance Commitment, containing only such exceptions and reporting only such information as is acceptable to Purchaser in reasonable and typical respects.

(c) The timely performance by Seller of each and every undertaking and obligation of Seller under this Agreement, including all covenants, agreements, representations and warranties of Seller hereunder, and all such representations and warranties of Seller being true on and as of Closing.

(d) The delivery to Purchaser of any documentation, certificates, affidavits and undertakings reasonably required by Purchaser.

(e) Purchaser shall have thirty (30) days from final written acceptance of this Agreement to solve contingencies as set out herein ("The Due Diligence Period").

(f) In the event any condition specified in Subparagraphs (a) through (e) is not satisfied or waived by Purchaser prior to the date specified for satisfaction of the condition then, at the option of Purchaser, this Purchase Agreement shall terminate. Upon the satisfaction or waiver of such conditions, Closing shall be held within fifteen (15) days from the date thereof at a time and location mutually acceptable to Seller and Purchaser. Purchaser's option to terminate this Agreement shall continue until exercised by Purchaser or until all unsatisfied conditions are satisfied or waived by Purchaser as provided above. In the event of any such termination, Purchaser shall be released from the obligation to purchase the Real Estate and all other obligations hereunder and the earnest money shall be immediately returned to the Purchaser.

Article 4. MISCELLANEOUS PROVISIONS

Section 4.1 **Real Estate Taxes.** Real estate taxes shall be prorated between the Purchaser and the Seller as of the date of the Closing. All assessments made prior to Closing shall be paid by the Seller and all assessments made after Closing shall be paid by the Purchaser. Transfer taxes, title insurance fees, escrow charges, or other sums normally incurred in the sale of real estate shall be paid by the Seller. Possession of the Real Estate shall be delivered to Purchaser at Closing in the same or better condition as the Real Estate is in on the date hereof. Good, marketable and insurable fee simple title to the Real Estate shall be transferred by Seller to Purchaser at the Closing by Warranty Deed by legal description approved by Purchaser, free of all liens, encumbrances, easements and other matters except for the Permitted Exceptions. Seller shall execute and deliver to Purchaser at Closing a Vendor's Affidavit in the form acceptable to Purchaser.

Section 4.2 **Condemnation.** If any portion of the Real Estate is condemned or taken by eminent domain proceedings by any public authority, then, at the option of the Purchaser, this Agreement shall terminate, and this Agreement shall be canceled with no further liability of either party to the other. In the event that Purchaser does not terminate by reason of any condemnation action notice or instituted prior to Closing, then this Purchase Agreement shall close as scheduled and all condemnation proceeds received by Seller prior to the Closing, if any,

241

shall be paid to the Purchaser at the Closing and all of Seller's rights and interests to any unpaid condemnation proceeds with respect to the Real Estate shall be assigned to Purchaser or to Purchaser's nominee at the Closing, and Seller shall execute any and all assignments and other documents necessary to complete the assignment of such condemnation proceeds.

Section 4.3 **Assignment.** Purchaser shall have the free right to assign this Agreement or any of its rights hereunder to any person, or entity, without the prior written consent of Seller. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns. All representations, warranties, covenants and agreements of Seller hereunder shall survive the Closing and the transfer of the Real Estate to Purchaser as contemplated by this Agreement.

Section 4.4 **Authority.** The individuals executing this Agreement on behalf of Purchaser and Seller represent and warrant each to the other that they are duly and validly empowered and authorized to execute this Agreement and to bind the party on whose behalf such person is executing this Agreement.

Section 4.5 **Notice.** All notices, requests and other communication under this Agreement shall be in writing and shall be sent by United States mail, registered or certified, return receipt requested, recognized overnight courier prepaid or facsimile or email in the form of a scanned PDF document in accordance with the following instructions:

To Seller:	LBG-2, L.L.C. 301 E. Carmel Dr., Suite C300 Carmel, Indiana 46032
To Purchaser:	Reagan Park Senior Living, LLC 301 E. Carmel Dr., Suite C300 Carmel, Indiana 46032

or such other person or address which Seller or Purchaser shall designate upon notice as herein provided. All such notices, requests, and other communications shall be deemed to have been sufficiently given for all purposes hereof on the date such notice was deposited in the manner hereinabove required or faxed, as the case may be. Unless otherwise specified, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included, unless such last day is a Saturday, Sunday, or legal holiday for national banks in the location where the Real Estate is located, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday, or legal holiday.

Section 4.6 **Right of Entry.** Purchaser shall have the right to enter the Real Estate at all reasonable times prior to the Closing for the purpose of conducting such inspections or inquiries as Purchaser may deem appropriate.

Section 4.7 **Multiple Counterparts.** This Agreement may be signed in counterparts and transmitted via facsimile or scanned PDF email, which counterparts together shall constitute one and the same instrument.

Section 4.8 **Governing Law.** This Agreement has been delivered in the State of Indiana and shall be governed by, and construed in accordance with the laws of the State of Indiana. Time is of the essence of this Agreement.

Section 4.9 **Severability.** In the event any provision of this Agreement shall be held to be invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

Section 4.10 **Complete Agreement.** The Recitals and Exhibits hereto are hereby incorporated herein by this reference. This Agreement constitutes the complete and exclusive statement of agreement among Owner and Manager with respect to their subject matter. This Agreement amends, replaces and supersedes all prior agreements by and among the Parties. This Agreement supersedes all prior written and oral statements and no representation, statement, or condition or warranty not contained in this Agreement will be binding on the Parties or have any force or effect whatsoever. Upon Purchaser's request, Seller agrees to execute a recordable memorandum of this Purchase Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of this 11th day of December, 2012.

Seller:
LBG-2, L.L.C.

Date: 12 · 11 · 2012

By: ______________________
Printed: Thomas C. Smith
Title: Manager

Purchaser:
REAGAN PARK SENIOR LIVING, LLC

Date: 12 · 11 · 2012

By: ______________________
Printed: Thomas C. Smith
Title: Manager

EXHIBIT A:
[Depiction of the "Real Estate"]

244

Exhibit A



1
2
2
3
4
24' ACCESS EASEMENT
40' SETBACK LINE
385.03'
396.95

Legend

1. Reagan Park Senior Living (Assisted Living, Memory Care)
2. Thornbury Pointe Senior Apartments
3. Reagan Park Health Pavilion (Medical Office Building)
4. Reagan Park Health & Rehab (Skilled Nursing)

O BROWN

245

REAGAN PARK
SENIOR LIVING, LLC

to

FIRST MERCHANTS BANK NATIONAL ASSOCIATION
acting by and through its
FIRST MERCHANTS TRUST COMPANY DIVISION
as Trustee

INDENTURE

Dated as of December 1, 2012

9% SUBORDINATED DEBENTURES DUE DECEMBER 31, 2017

TABLE OF CONTENTS

247

248

INDENTURE

INDENTURE dated as of [December 1], 2012, between REAGAN PARK SENIOR LIVING, LLC, an Indiana limited liability company (the "Company"), and FIRST MERCHANTS BANK NATIONAL ASSOCIATION, a national banking association, acting by and through its FIRST MERCHANTS TRUST COMPANY DIVISION, as trustee hereunder ("First Merchants Trust Company" or the "Trustee").

WITNESSETH:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issue of its 9% Subordinated Debentures Due December 31, 2017 (as the same may be amended and supplemented from time to time, the "Debentures"), in an aggregate principal amount not to exceed $2,500,000.00, and to provide the terms and conditions upon which the Debentures are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Debentures, the certificate of authentication to be borne by the Debentures, a form of assignment and a form of Mandatory Redemption notice to be borne by the Debentures are to be substantially in the forms hereinafter provided for; and

WHEREAS, all acts and things necessary to make the Debentures, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provides, the valid, binding and legal obligations of the Company, and to constitute this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issue hereunder of the Debentures have in all respects been duly authorized;

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Debentures are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Debentures by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Debentures (except as otherwise provided below), as follows:

ARTICLE 1
DEFINITIONS AND APPLICATION OF TRUST INDENTURE ACT

Section 1.01 *Definitions.* The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. All other terms used in this Indenture that are defined in the Trust Indenture Act or which are by reference therein defined in the Securities Act (except as herein otherwise expressly provided or unless the context otherwise requires) shall have the meanings assigned to such terms in the Trust Indenture Act and in the Securities Act as in force at the date of the execution of this Indenture. The words "herein", "hereof", "hereunder" and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other Subdivision. The terms defined in this Article include the plural as well as the singular.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For the purposes of this definition, "Control", when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

"Board of Managers" means the Board of Managers of the Company or a committee of such Board duly authorized to act for it hereunder.

"Business Day" means any day except a Saturday, Sunday or legal holiday on which banking institutions in the City of Indianapolis, Indiana are authorized or obligated by law, regulation or executive order to be closed.

"Class C Membership Units" means the units of membership interest in the Company purchasable on exercise of a Warrant.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Exchange Act and the Securities Act, then the body performing such duties at such time.

"Company" means the limited liability company named as the "Company" in the first paragraph of this Indenture, and, subject to the provisions of Article 11, shall include its successors and assigns.

"Company Transaction" has the meaning specified in Section 11.01.

"Corporate Trust Office" or other similar term, means the designated office of the Trustee at which at any particular time its corporate trust business as it relates to this Indenture shall be administered, which office is, at the date as of which this Indenture is dated, located at 10333 North Meridian Street, Suite 350, Indianapolis, Indiana 46290.

"CUSIP" means the Committee on Uniform Securities Identification Procedures.

"Debenture" or "Debentures" means any Debenture or Debentures, as the case may be, authenticated and delivered under this Indenture.

"Debenture Register" has the meaning specified in Section 2.05.

"Debentureholder" or "Holder" as applied to any Debenture, or other similar terms (but excluding the term "Beneficial Holder"), means any Person in whose name at the time a particular Debenture is registered on the Debenture Registrar's books.

"Default" means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

"Defaulted Interest" has the meaning specified in Section 2.03.

"Event of Default" means any event specified in Section 6.01 as an Event of Default.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

"Final Maturity Date" means December 31, 2017.

"GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of this Indenture.

"Indebtedness" means with respect to any Person, without duplication, (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person (i) for borrowed money (including obligations of such Person in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by Debentures or similar instruments), (ii) evidenced by credit or loan agreements, bonds, debentures, Debentures or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof) or (iii) for obligations incurred in the ordinary course of business in connection with the obtaining of materials or services (including any accounts payable or other accrued current trade liability), (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) of such Person (i) in respect of leases of such Person required, in conformity with GAAP, to be accounted for as capitalized lease obligations on the balance sheet of such Person (as determined by the Company) or (ii) under any lease or related document (including a purchase agreement, conditional sale or other title retention agreement) in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with GAAP), including the obligations of such Person to purchase or cause a third party to purchase such leased property or to pay such agreed upon residual value, (d) all obligations (contingent or otherwise) of such Person with respect to any interest rate or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement; (e) all direct or indirect guarantees, agreements to be jointly liable or similar agreements by such Person in respect of, and obligations or liabilities of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d); (f) indemnity obligations to sureties under bid, payment and performance bonding arrangements; and (g) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

"Indenture" means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

"Interest" means, when used with reference to the Debentures, any interest payable under the terms of the Debentures.

"Manager's Certificate", when used with respect to the Company, means a certificate signed by a Manager of the Company.

"Mandatory Redemption" has the meaning specified in Section 3.02.

"Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, or other counsel reasonably acceptable to the Trustee.

"Optional Redemption" has the meaning specified in Section 3.01.

"Outstanding", when used with reference to the Debentures and subject to the provisions of Section 8.04, means, as of any particular time, all Debentures authenticated and delivered by the Trustee under this Indenture, except: (i) Debentures theretofore canceled by the Trustee or delivered to the Trustee for cancellation; and (ii) Debentures in lieu of which, or in substitution for which, other Debentures shall have been authenticated and delivered pursuant to the terms of Section 2.06.

"Person" means a corporation, an association, a partnership, a limited liability company, an individual, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

"Predecessor Debenture" of any particular Debenture means every previous Debenture evidencing all or a portion of the same debt as that evidenced by such particular Debenture, and, for the purposes of this definition, any Debenture authenticated and delivered under Section 2.06 in lieu of a lost, destroyed or stolen Debenture shall be deemed to evidence the same debt as the lost, destroyed or stolen Debenture that it replaces.

"Record Date" has the meaning specified in Section 2.03.

"Redemption Price" has the meaning specified in Section 3.01.

"Responsible Officer" shall mean, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such Person's knowledge of or any familiarity with the particular subject.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

"Senior Indebtedness" means the principal of, and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in any such proceeding) payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, that certain construction and "mini-perm" mortgage loan in the maximum principal amount of $8,406,000 to be made by Merchants Bank of Indiana to Reagan Park Senior Living AL, LLC, a wholly-owned Subsidiary of the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, including any amendment or modification which might increase the maximum amount of such Senior Indebtedness), and any guarantee thereof by the Company. If any payment made to any holder of any Senior Indebtedness or its duly authorized representative with respect to such Senior Indebtedness is rescinded or must otherwise be returned by such Holder or its duly authorized representative upon the insolvency, bankruptcy or reorganization of the Company, Reagan Park Senior Living AL, LLC, or otherwise, the reinstated Indebtedness of the Company arising as a result of such rescission or return shall constitute Senior Indebtedness effective as of the date of such rescission or return.

"Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock or other equity interest entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or of one or more subsidiaries of such Person (or any combination thereof).

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, as it was in force at the date of this Indenture, except as provided in Sections 10.03; provided that if the Trust Indenture Act of 1939 is amended after the date hereof, the term "Trust Indenture Act" shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939 as so amended.

"Trustee" means First Merchants Trust Company, named as the "Trustee" in the first paragraph of this Indenture,, and its successors and any corporation resulting from or surviving any consolidation or merger to which it or its successors may be a party and any successor trustee at the time serving as successor trustee hereunder.

"Warrants" means the Warrants to purchase Class C Membership Units issuable to the initial Holders of the Debentures and all replacements thereof.

Section 1.02 *Application of Trust Indenture Act.* In accordance with Section 304(a) of the Trust Indenture Act, this Indenture is not required to be qualified under such Act, nor are the provisions of this Indenture required to conform, either expressly or by reference to Section 318 of the Trust Indenture Act or otherwise, to the requirements of the Trust Indenture Act.

Notwithstanding the foregoing, however, the Company and the Trustee agree and intend that, except as herein expressly provided otherwise, this Indenture (including any supplemental Indenture executed pursuant to the provisions of Article 10) shall be governed by, and the rights and obligations of the parties shall be interpreted in accordance with, the provisions of the Trust Indenture Act that would be required to be part of and to govern this Indenture if and as though this Indenture were required to be so qualified. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in an indenture qualified under the Trust Indenture Act, unless such provision expressly states to the contrary, such required provision shall control.

ARTICLE 2
ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF DEBENTURES

Section 2.01 *Designation, Amount and Issue of Debentures.* The Debentures shall be designated as "9% SUBORDINATED DEBENTURES DUE DECEMBER 31, 2017". The Debentures in an aggregate principal amount not exceeding $2,500,000.00 (except pursuant to Sections 2.05 and 2.06 hereof) upon the execution of this Indenture, or from time to time thereafter, may be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Debentures to or upon the written order of the Company, signed by one of its Managers, without any further action by the Company hereunder.

Section 2.02 *Form of Debentures.*

(a) The Debentures and the Trustee's certificate of authentication to be borne by such Debentures shall be substantially in the form set forth in Exhibit A. Each Debenture shall bear the following legend: "NEITHER THIS DEBENTURE NOR ANY SECURITIES ISSUABLE UPON REDEMPTION OF THIS DEBENTURE HAVE BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. NEITHER THIS DEBENTURE NOR SUCH SECURITIES MAY BE SOLD, OFFERED FOR SALE, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS OR THE TRANSACTION IS EXEMPT FROM SUCH REGISTRATION OR QUALIFICATION." The terms and provisions contained in the form of Debentures attached as Exhibit A hereto shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

(b) Any of the Debentures may have such letters, numbers or other marks of identification and such notations, legends, endorsements or changes as the officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Debentures may be listed, or to conform to usage, or to indicate any special limitations or restrictions to which any particular Debentures are subject.

Section 2.03 *Date and Denomination of Debentures; Payments of Interest.*

(a) The Debentures shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Debenture shall be dated the date of its authentication, the Debentures shall bear interest from the date specified on the face of the form of Debenture attached as Exhibit A hereto and each Debenture shall be payable quarterly on June 1, September 1, December 1 and March 1 of each year commencing on June 1, 2013. Interest on the Debentures shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b) The Person in whose name any Debenture (or its Predecessor Debenture) is registered on the Debenture Register at the close of business on any Record Date with respect to any interest payment date (including any Debenture that is surrendered after the Record Date and on or before the interest payment date) shall be entitled to receive the interest payable on such interest payment date notwithstanding the cancellation of such Debenture upon any transfer, exchange or redemption subsequent to the Record Date and on or prior to such interest payment date, except that the interest payable upon redemption of the Debentures will be payable to the Person to whom principal is payable pursuant to such redemption. Interest shall be payable at an office or agency maintained by the Company pursuant to Section 4.02. The Company shall pay interest on any Debentures in certificated form by check mailed to the address of the Person entitled thereto as it appears in the Debenture Register. The term "Record Date" with respect to any interest payment date shall mean the May 15, August 15, November 15 and February 15 preceding the applicable June 1, September 1, September 1 and March 1 interest payment date, respectively.

(c) Any interest on any Debenture which is payable, but is not punctually paid or duly provided for, on any interest payment date ("Defaulted Interest") shall forthwith cease to be payable to the Debentureholder on the relevant Record Date by virtue of his having been such Debentureholder, and such Defaulted Interest shall be paid by the Company, at its election in each case, as provided in clause (a) or (b) below:

(d) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Debentures (or their respective Predecessor Debentures) are registered at the close of business on a special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Debenture and the date of the proposed payment (which shall be not less than twenty-five (25) days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall be not more than fifteen (15) days and not less than ten

(10) days prior to the date of the proposed payment, and not less than ten (10) days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first-class postage prepaid, to each Holder at his address as it appears in the Debenture Register, not less than ten (10) days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Debentures (or their respective Predecessor Debentures) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (b) of this Section 2.03.

(e) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Debentures may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.04 *Execution of Debentures.*

(a) The Debentures shall be signed in the name and on behalf of the Company by the manual or facsimile signature of one of its Managers and attested by the manual or facsimile signature of another of its Managers (which may be printed, engraved or otherwise reproduced thereon, by facsimile or otherwise). Only such Debentures as shall bear thereon a certificate of authentication substantially in the form set forth on the form of Debenture attached as Exhibit A hereto, manually executed by the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 15.10), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Debenture executed by the Company shall be conclusive evidence that the Debenture so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

(b) In case any Manager of the Company who shall have signed any of the Debentures shall cease to be a Manager before the Debentures so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Debentures nevertheless may be authenticated and delivered or disposed of as though the person who signed such Debentures had not ceased to be such Manager of the Company, and any Debenture may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Debenture, shall be the proper Managers of the Company, although at the date of the execution of this Indenture any such person was not a Manager.

Section 2.05 *Exchange and Registration of Transfer of Debentures.*

(a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office and in any other office or agency of the Company designated pursuant to Section 4.02 being herein sometimes collectively referred to as the "Debenture

Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Debentures and of transfers of Debentures. The Debenture Register shall be in written form or in any form capable of being converted into written form within a reasonably prompt period of time. The Trustee is hereby appointed "Debenture Registrar" for the purpose of registering Debentures and transfers of Debentures as herein provided. The Company may appoint one or more co-registrars in accordance with Section 4.02.

(b) Upon surrender for registration of transfer of any Debenture to the Debenture Registrar or any co-registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Debentures of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

(c) Debentures may be exchanged for other Debentures of any authorized denominations and of a like aggregate principal amount, upon surrender of the Debentures to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Debentures are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Debentures which the Debentureholder making the exchange is entitled to receive bearing registration numbers not contemporaneously outstanding.

(d) All Debentures issued upon any registration of transfer or exchange of Debentures shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Debentures surrendered upon such registration of transfer or exchange.

(e) All Debentures presented or surrendered for registration of transfer or for exchange or redemption shall (if so required by the Company or the Debenture Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and the Debenture Registrar, and the Debentures shall be duly executed by the Debentureholder thereof or his attorney duly authorized in writing.

(f) No service charge shall be made to any Holder for any registration of, transfer or exchange of Debentures, but the Company may require payment by the Holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Debentures.

(g) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Debenture other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 2.06 *Mutilated, Destroyed, Lost or Stolen Debentures.*

(a) In case any Debenture shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and make available for delivery, a new Debenture, bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Debenture, or in lieu of and in substitution for the Debenture so destroyed, lost or stolen. In every case, the applicant for a substituted Debenture shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Debenture and of the ownership thereof.

(b) Following receipt by the Trustee or such authenticating agent, as the case may be, of satisfactory security or indemnity and evidence, as described in the preceding paragraph, the Trustee or such authenticating agent may authenticate any such substituted Debenture and make available for delivery such Debenture. Upon the issuance of any substituted Debenture, the Company may require the payment by the Holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Debenture which has matured or is about to mature or is to be redeemed shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Debenture, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debenture), as the case may be, if the applicant for such payment shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or in connection with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, the Trustee and, if applicable, any paying agent evidence to their satisfaction of the destruction, loss or theft of such Debenture and of the ownership thereof.

(c) Every substitute Debenture issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Debenture is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Debenture shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Debentures duly issued hereunder. To the extent permitted by law, all Debentures shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment or redemption of mutilated, destroyed, lost or stolen Debentures and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement, payment or redemption of negotiable instruments or other securities without their surrender.

Section 2.07 *Temporary Debentures.* Pending the preparation of Debentures in certificated form, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon the written request of the Company, authenticate and deliver temporary Debentures (printed or lithographed). Temporary Debentures shall be issuable in any authorized denomination and substantially in the form of the Debentures in certificated form, but with such omissions, insertions and variations as may be appropriate for temporary Debentures, all as may be determined by the Company. Every such temporary Debenture shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Debentures in certificated form. Without unreasonable delay, the Company will execute and deliver to the Trustee or such authenticating agent Debentures in certificated form and thereupon any or all temporary Debentures may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent shall authenticate and make available for delivery in exchange for such temporary Debentures an equal aggregate principal amount of Debentures in certificated form. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Debentures shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Debentures in certificated form authenticated and delivered hereunder.

Section 2.08 *Cancellation of Debentures*. All Debentures surrendered for the purpose of payment, redemption, exchange or registration of transfer shall, if surrendered to the Company or any paying agent or any Debenture Registrar, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee, shall be promptly canceled by it, and no Debentures shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of such canceled Debentures in accordance with its customary procedures. If the Company shall acquire any of the Debentures, such acquisition shall not operate as a redemption, or satisfaction of the indebtedness represented by such Debentures unless and until the same are delivered to the Trustee for cancellation.

Section 2.09 *CUSIP Numbers*. The Company, in issuing the Debentures, may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Debentureholders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Debentures or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Debenture, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any use of or change in the "CUSIP" numbers.

ARTICLE 3
REDEMPTION OF DEBENTURES

Section 3.01 *Redemption of Debentures at Option of the Company*. The Debentures may be redeemed at the option of the Company (an "Optional Redemption"), in whole or in part, upon notice as set forth in Section 3.03 at the redemption price set equal to 100% of the outstanding principal balance of the Debenture then outstanding, together with accrued and unpaid interest, if any, to, but excluding, the date fixed for redemption (the "Redemption Price").

Section 3.02 *Redemption of Debentures at Option of Holder*. Subject to Article 14, a Holder may require that a Debenture be redeemed by the Company ("Mandatory Redemption"), in whole but not in part, in connection with the exercise of a Warrant or Warrants having an aggregate exercise price at least equal to the Redemption Price.

261

Section 3.03 *Notice of Redemption; Selection of Debentures*.

(a) In case the Company shall desire to exercise the right to redeem all or, as the case may be, any part of the Debentures pursuant to Section 3.01, it shall fix a date for redemption and it or, at its written request received by the Trustee not fewer than forty-five (45) days prior (or such shorter period of time as may be acceptable to the Trustee) to the date fixed for redemption, the Trustee in the name of and at the expense of the Company, shall mail or cause to be mailed a notice of such redemption not fewer than thirty (30) nor more than sixty (60) days prior to the redemption date to each Holder of Debentures so to be redeemed as a whole or in part at its last address as the same appears on the Debenture Register; provided that if the Company shall give such notice, it shall also give written notice of the redemption date to the Trustee. Such mailing shall be by first class mail. The notice, if mailed in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Debenture designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Debenture. Concurrently with the mailing of any such notice of redemption, the Company shall issue a press release announcing such redemption, the form and content of which press release shall be determined by the Company in its sole discretion. The failure to issue any such press release or any defect therein shall not affect the validity of the redemption notice or any of the proceedings for the redemption of any Debenture called for redemption.

(b) In case a Holder shall desire to exercise the right to redeem all or, as the case may be, any part of its Debentures pursuant to Section 3.02, such Holder shall give the Company and the Trustee notice of such redemption not fewer than thirty (30) nor more than sixty (60) days prior to the redemption date by first class mail. The notice shall be accompanied by a Warrant exercise form containing such Holder's agreement to purchase Class C Membership Units for an aggregate exercise price of not less than the aggregate Redemption Price. Such notice shall be effective up on receipt by the Company. The redemption of the Debenture(s) shall occur simultaneously with the corresponding purchase of Class C Membership Units. If the Holder fails for any reason to purchase such Class C Membership Units in connection with such redemption, the Holder's redemption election shall be revoked automatically, and Company shall have no obligation to complete such Mandatory Redemption transaction.

(c) Each notice of redemption pursuant to this Section 3.03 shall specify the aggregate principal amount of Debentures to be redeemed, the CUSIP number or numbers (if any) of the Debentures being redeemed, the date fixed for redemption (which shall be a Business Day), the Redemption Price at which Debentures are to be redeemed, the place or places of payment, that payment will be made upon presentation and surrender of such Debentures. A notice of redemption pursuant to clause (a) shall further specify: (i) that interest accrued to the date fixed for redemption will be paid as specified in said notice, (ii) that on and after said date interest thereon or on the portion thereof to be redeemed will cease to accrue, (iii) the identity of the Debentures to be redeemed (including CUSIP numbers, if any), if fewer than all the Debentures are to be redeemed; and (iv) in case any Debenture is to be redeemed in part only, the portion of the principal amount thereof to be redeemed and that, on and after the redemption date, upon surrender of such Debenture, a new Debenture or Debentures in principal amount equal to the unredeemed portion thereof will be issued.

(d) On or prior to the redemption date specified in the notice of redemption given as provided in this Section 3.03(a), the Company will deposit with the Trustee or with one or more paying agents (or, if the Company is acting as its own paying agent, set aside, segregate and hold in trust as provided in Section 4.04) an amount of money in immediately available funds sufficient to redeem on the redemption date all the Debentures (or portions thereof) so called for redemption at the appropriate Redemption Price; provided that if such payment is made on the redemption date it must be received by the Trustee or paying agent, as the case may be, by 10:00 a.m. Indianapolis, Indiana time on such date. The Company shall be entitled to retain any interest, yield or gain on amounts deposited with the Trustee or any paying agent pursuant to this Section 3.03 in excess of amounts required hereunder to pay the Redemption Price and accrued interest to, but excluding, the redemption date. Whenever any Debentures are to be redeemed pursuant to Sections 3.01 or 3.02, the Company will give the Trustee written notice in the form of a Manager's Certificate not fewer than forty-five (45) days (or such shorter period of time as may be acceptable to the Trustee) prior to the redemption date as to the aggregate principal amount of Debentures to be redeemed.

(e) If fewer than all of the outstanding Debentures are to be redeemed pursuant to Section 3.01, the Trustee shall select the Debentures or portions thereof of the Debentures in certificated form to be redeemed (in principal amounts of $1,000 or multiples thereof) by lot, on a pro rata basis or by another method the Trustee deems fair and appropriate. If any Debenture selected for partial redemption is submitted for Mandatory Redemption in part after such selection, the portion of such Debenture submitted for Mandatory Redemption shall be deemed (so far as may be possible) to be the portion to be selected for redemption. The Debentures (or portions thereof) so selected shall be deemed duly selected for redemption for all purposes hereof, notwithstanding that any such Debenture is submitted for Mandatory Redemption in part before the mailing of the notice of redemption. The selection and redemption of any such Debentures (or portions thereof), including any Debentures selected for redemption that are submitted for Mandatory Redemption in part after such selection, shall satisfy the obligations of the Company and the Trustee pursuant to this Article 3 if less than all of the outstanding Debentures are to be redeemed hereunder.

(f) Upon any redemption of less than all of the outstanding Debentures, the Company and the Trustee may (but need not), solely for purposes of determining the pro rata allocation among such Debentures as are outstanding at the time of redemption, treat as outstanding any Debentures surrendered for Mandatory Redemption during the period of fifteen (15) days next preceding the mailing of a notice of redemption and may (but need not) treat as outstanding any Debenture authenticated and delivered during such period in exchange for the unredeemed portion of any Debenture redeemed in part during such period.

Section 3.04 *Payment of Debentures Called for Redemption by the Company.*

(a) If notice of redemption has been given as provided in Section 3.03(a), the Debentures or portion of Debentures with respect to which such notice has been given shall become due and payable on the date fixed for redemption and at the place or places stated in such notice at the Redemption Price, and on and after said date (unless the Company shall default in the payment of such Debentures at the Redemption Price) interest on the Debentures or portion of the Debentures so called for redemption shall cease to accrue, to be entitled to any benefit or security under this Indenture, and the Holders thereof shall have no right in respect of such Debentures except the right to receive the Redemption Price thereof. On presentation and surrender of such Debentures at a place of payment in said notice specified, the said Debentures or the specified portions thereof shall be paid and redeemed by the Company at the Redemption Price; provided that if the applicable redemption date is an interest payment date, the interest payable on such interest payment date shall be payable to the Holders of record of such Debentures on the applicable Record Date instead of the holders surrendering such Debentures for redemption on such date.

(b) Upon presentation of any Debenture redeemed in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the Holder thereof, at the expense of the Company, a new Debenture or Debentures, of authorized denominations, in principal amount equal to the unredeemed portion of the Debentures so presented.

(c) Notwithstanding the foregoing, the Trustee shall not redeem any Debentures or mail any notice of redemption during the continuance of a default in payment of interest or on the Debentures. If any Debenture called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid or duly provided for, bear interest from the redemption date at the rate borne by the Debenture.

ARTICLE 4
PARTICULAR COVENANTS OF THE COMPANY

Section 4.01 *Payment of Principal and Interest.* The Company covenants and agrees that it will duly and punctually pay or cause to be paid the principal of, and interest on, each of the Debentures at the places, at the respective times and in the manner provided herein and in the Debentures.

Section 4.02 *Maintenance of Office or Agency.*

(a) The Company will maintain an office or agency in Carmel or Indianapolis, Indiana, where the Debentures may be surrendered for registration of transfer or exchange or for presentation for payment or redemption and where notices and demands to or upon the Company in respect of the Debentures and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency not designated or appointed by the Trustee. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office.

(b) The Company may also from time to time designate co-registrars and one or more offices or agencies where the Debentures may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice of any such designation or rescission and of any change in the location of any such other office or agency.

(c) The Company hereby initially designates the Trustee as paying agent, Debenture Registrar and the Corporate Trust Office shall be considered as one such office or agency of the Company for each of the aforesaid purposes.

(d) So long as the Trustee is the Debenture Registrar, the Trustee agrees to mail, or cause to be mailed, the notices set forth in Section 7.10(a) and Section 7.11(c). If co-registrars have been appointed in accordance with this Section, the Trustee shall mail such notices only to the Company and the Holders of Debentures it can identify from its records.

Section 4.03 *Appointments to Fill Vacancies in Trustee's Office.* The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.10, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04 *Provisions as to Paying Agent.*

(a) If the Company shall appoint a paying agent other than the Trustee, or if the Trustee shall appoint such a paying agent, the Company will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i) that it will hold all sums held by it as such agent for the payment of the principal of, or interest on, the Debentures (whether such sums have been paid to it by the Company or by any other obligor on the Debentures) in trust for the benefit of the Holders of the Debentures;

(ii) that it will give the Trustee notice of any failure by the Company (or by any other obligor on the Debentures) to make any payment of the principal of, or interest on, the Debentures when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

(b) The Company shall, on or before each due date of the principal of, or interest on, the Debentures, deposit with the paying agent a sum (in funds which are immediately available on the due date for such payment) sufficient to pay such principal or interest, and (unless such paying agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit shall be received by the paying agent by 10:00 a.m. Indianapolis, Indiana time, on such date.

(c) If the Company shall act as its own paying agent, it will, on or before each due date of the principal of, or interest on, the Debentures, set aside, segregate and hold in trust for the benefit of the Holders of the Debentures a sum sufficient to pay such principal or interest so becoming due and will promptly notify the Trustee of any failure to take such action and of any failure by the Company (or any other obligor under the Debentures) to make any payment of the principal of, or interest on, the Debentures when the same shall become due and payable.

(d) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Company or any paying agent hereunder as required by this Section 4.04, such sums to be held by the Trustee upon the trusts herein contained and upon such payment by the Company or any paying agent to the Trustee, the Company or such paying agent shall be released from all further liability with respect to such sums.

(e) Anything in this Section 4.04 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 4.04 is subject to Sections 12.03 and 12.04.

(f) The Trustee shall not be responsible for the actions of any other paying agents (including the Company if acting as its own paying agent) and shall have no control of any funds held by such other paying agents.

Section 4.05 *Existence.* Subject to Article 11, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights (charter and statutory); provided that the Company shall not be required to preserve any such right if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Debentureholders.

Section 4.06 *Maintenance of Properties.* The Company will cause all properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided that nothing in this Section shall prevent the Company from selling or discontinuing the operation or maintenance of any of such properties (including the sale of any Subsidiary) if such sale or discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Debentureholders.

Section 4.07 *Payment of Taxes and Other Claims.* The Company will pay or discharge, or cause to be paid or discharged, before the same may become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, (ii) all claims for labor, materials and supplies which, if unpaid, might by law become a lien or charge upon the property of the Company or any Subsidiary and (iii) all stamp taxes and other duties, if any, which may be imposed by the United States or any political subdivision thereof or therein in connection with the issuance or redemption of any Debentures or with respect to this Indenture; provided that, in the case of clauses (i) and (ii), the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (A) if the failure to do so will not, in the aggregate, have a material adverse impact on the Company, or (B) if the amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 4.08 *Stay, Extension and Usury Laws.* The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of, or interest on, the Debentures as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.09 *Compliance Certificate.*

(a) The Company shall deliver to the Trustee, within one hundred twenty (120) days after the end of each fiscal year of the Company, a certificate signed by one of its Managers stating whether or not to the best knowledge of the signer thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and the status thereof of which the signer may have knowledge.

(b) The Company will deliver to the Trustee, forthwith upon becoming aware of (i) any default in the performance or observance of any covenant, agreement or condition contained in this Indenture, or (ii) any Event of Default, a Manager's Certificate specifying with particularity such default or Event of Default and further stating what action the Company has taken, is taking or proposes to take with respect thereto.

(c) Any notice required to be given under this Section 4.09 shall be delivered to a Responsible Officer of the Trustee at its Corporate Trust Office.

ARTICLE 5
DEBENTUREHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE

Section 5.01 *Debentureholders' Lists.* The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee, annually, not more than fifteen (15) days after each December 31 in each consecutive year beginning with January 1, 2013, and at such other times as the Trustee may request in writing, within thirty (30) days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Holders of Debentures as of a date not more than fifteen (15) days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished by the Company to the Trustee so long as the Trustee is acting as the sole Debenture Registrar.

Section 5.02 *Preservation and Disclosure of Lists.*

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders of Debentures contained in the most recent list furnished to it as provided in Section 5.01 or maintained by the Trustee in its capacity as Debenture Registrar or co-registrar in respect of the Debentures, if so acting. The Trustee may destroy any list furnished to it as provided in Section 5.01 upon receipt of a new list so furnished.

(b) The rights of Debentureholders to communicate with other Holders of Debentures with respect to their rights under this Indenture or under the Debentures, and the corresponding rights and duties of the Trustee, shall be as provided by the Trust Indenture Act.

(c) Every Debentureholder, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders of Debentures made in conformity with the Trust Indenture Act.

Section 5.03 *Reports by Trustee.*

(a) Within sixty (60) days after July 15 of each year commencing with the year 2013, the Trustee shall transmit to Holders of Debentures such reports dated as of July 15 of the year in which such reports are made concerning the Trustee and its actions under this Indenture as would be required pursuant to the Trust Indenture Act if this Indenture were qualified under the Trust Indenture Act, at the times and in the manner provided pursuant thereto. In the event that no events have occurred under the relevant sections of the Trust Indenture Act the Trustee shall be under no duty or obligation to provide such reports.

(b) A copy of such report shall, at the time of such transmission to Holders of Debentures, be filed by the Trustee with each stock exchange and automated quotation system upon which the Debentures are listed and with the Company. The Company will promptly notify the Trustee in writing when the Debentures are listed on any stock exchange or automated quotation system or delisted therefrom.

Section 5.04 *Reports by Company.* The Company shall file with the Trustee (and the Commission if at any time after the Indenture becomes qualified under the Trust Indenture Act), and transmit to Holders of Debentures, such information, documents and other reports and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act, whether or not the Debentures are governed by such Act; provided, however, that (a) the obligation of the Company to file such information, documents and other reports and summaries thereof with the Trustee and the Commission shall only apply if the Company otherwise becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and (b) any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within fifteen (15) days after the same is so required to be filed with the Commission. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on a Manager's Certificates).

ARTICLE 6
REMEDIES OF THE TRUSTEE AND DEBENTUREHOLDERS ON AN EVENT OF DEFAULT

Section 6.01 *Events of Default.*

(a) In case one or more of the following Events of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall have occurred and be continuing:

(i) default in the payment of any installment of interest upon any of the Debentures as and when the same shall become due and payable, and continuance of such default for a period of thirty (30) days; or

(ii) default in the payment of the principal of any of the Debentures as and when the same shall become due and payable either at maturity or in connection with any redemption pursuant to Article 3, by acceleration or otherwise; or

(iii) failure on the part of the Company duly to observe or perform any other of the covenants or agreements on the part of the Company in the Debentures or in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section 6.01 specifically dealt with) for a period of sixty (60) days after the date on which written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Trustee, or the Company and a Responsible Officer of the Trustee by the Holders of at least twenty-five percent (25%) in aggregate principal amount of the Debentures at the time outstanding determined in accordance with Section 8.04; or

(iv) the Company shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any substantial part of the property of the Company, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against the Company, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(v) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or State bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or order the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days;

then, and with respect to the Event of Default specified in Section 6.01(d) or 6.01(e) only, unless the principal of all of the Debentures shall have already become due and payable, either the Trustee or the Holders of not less than twenty-five percent (25%) in aggregate principal amount of the Debentures then outstanding hereunder determined in accordance with Section 8.04, by notice in writing to the Company (and to the Trustee if given by Debentureholders), may declare the principal of all the Debentures and the interest accrued thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in this Indenture or in the Debentures contained to the contrary notwithstanding. This provision, however, is subject to the conditions that if, at any time after the principal of the Debentures shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all Debentures and the principal of any and all Debentures which shall have become due otherwise than by acceleration (with interest on overdue installments of interest (to the extent that payment of such interest is enforceable under applicable law) and on such principal at the rate borne by the Debentures, to the date of such payment or deposit) and amounts due to the Trustee pursuant to Section 7.06, and if any and all defaults under this Indenture, other than the nonpayment of principal of, and accrued interest on, Debentures which shall have become due by acceleration, shall have been cured or waived pursuant to Section 6.07, then and in every such case the Holders of a majority in aggregate principal amount of the Debentures then outstanding, by written notice to the Company and to the Trustee, may waive all defaults or Events of Default and rescind and annul such declaration and its consequences; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or Event of Default, or shall impair any right consequent thereon. The Company shall notify in writing a Responsible Officer of the Trustee, promptly upon becoming aware thereof, of any Event of Default. In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such waiver or rescission and annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders of Debentures, and the Trustee shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders of Debentures, and the Trustee shall continue as though no such proceeding had been taken.

Section 6.02 *Payments of Debentures on Default; Suit Therefor.*

(a) The Company covenants that (i) upon the occurrence of an Event of Default under Section 6.01(a)(i) and the continuance of any such Event of Default for a period of thirty (30) consecutive days, or (ii) upon the occurrence of an Event of Default under Section 6.01(a)(ii), whether at maturity of the Debentures or in connection with any redemption, by or under this Indenture, declaration or otherwise, then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the Holders of the Debentures, the whole amount that then shall have become due and payable on all such Debentures for principal or interest, as the case may be, with interest upon the overdue principal and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other amounts due the Trustee under Section 7.06. Until such demand by the Trustee, the Company may pay the principal of, and interest on, the Debentures to the registered Holders, whether or not the Debentures are overdue.

(b) In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on the Debentures and collect in the manner provided by law out of the property of the Company or any other obligor on the Debentures wherever situated the monies adjudged or decreed to be payable.

(c) In case there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Debentures under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the case of any other judicial proceedings relative to the Company or such other obligor upon the Debentures, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Debentures shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.02, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Debentures, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Debentureholders allowed in such judicial proceedings relative to the Company or any other obligor on the Debentures, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due the Trustee under Section 7.06, and to take any other action with respect to such claims, including participating as a member of any official committee of creditors, as it reasonably deems necessary or advisable, and, unless prohibited by law or applicable regulations, and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Debentureholders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Debentureholders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including counsel fees and expenses incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property which the Holders of the

Debentures may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

(d) All rights of action and of asserting claims under this Indenture, or under any of the Debentures, may be enforced by the Trustee without the possession of any of the Debentures, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Debentures.

(e) In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Debentures, and it shall not be necessary to make any Holders of the Debentures parties to any such proceedings.

Section 6.03 *Application of Monies Collected by Trustee.* Any monies collected by the Trustee pursuant to this Article 6 shall be applied in the order following, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Debentures, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 7.06;

SECOND: In case the principal of the outstanding Debentures shall not have become due and be unpaid, to the payment of interest on the Debentures in default in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the rate borne by the Debentures, such payments to be made ratably to the Persons entitled thereto;

THIRD: In case the principal of the outstanding Debentures shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount then owing and unpaid upon the Debentures for principal and interest, with interest on the overdue principal and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the rate borne by the Debentures, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Debentures, then to the payment of such principal and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Debenture over any other Debenture, ratably to the aggregate of such principal and accrued and unpaid interest; and

FOURTH: To the payment of the remainder, if any, to the Company or any other Person lawfully entitled thereto.

272

Section 6.04 *Proceedings by Debentureholder.*

(a) No Debentureholder shall have any right by virtue of or by reference to any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of not less than twenty-five percent (25%) in aggregate principal amount of the Debentures then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable security or indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 6.07; it being understood and intended, and being expressly covenanted by the taker and Holder of every Debenture with every other taker and Holder and the Trustee, that no one or more Debentureholders shall have any right in any manner whatever by virtue of or by reference to any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder of Debentures, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Debentureholders (except as otherwise provided herein). For the protection and enforcement of this Section 6.04, each and every Debentureholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

(b) Notwithstanding any other provision of this Indenture and any provision of any Debenture, the right of any Debentureholder to receive payment of the principal of, and accrued interest on, such Debenture, on or after the respective due dates expressed in such Debenture or in the event of redemption, or to institute suit for the enforcement of any such payment on or after such respective dates against the Company shall not be impaired or affected without the consent of such Debentureholder.

(c) Anything in this Indenture or the Debentures to the contrary notwithstanding, any Debentureholder, without the consent of either the Trustee or any other Debentureholder, in its own behalf and for its own benefit, may enforce, and may institute and maintain any proceeding suitable to enforce, its right of Mandatory Redemption, as provided herein.

Section 6.05 *Proceedings by Trustee.* In case of an Event of Default, the Trustee may, in its discretion, proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.06 *Remedies Cumulative and Continuing.* Except as provided in Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the

Debentureholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Debentureholders, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Debentureholder to exercise any right or power accruing upon any Default or Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein, and, subject to the provisions of Section 6.04, every power and remedy given by this Article 6 or by law to the Trustee or to the Debentureholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Debentureholders.

Section 6.07 *Direction of Proceedings and Waiver of Defaults by Majority of Debentureholders.* The Holders of a majority in aggregate principal amount of the Debentures at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that (a) such direction shall not be in conflict with any rule of law or with this Indenture, (b) the Trustee may take any other action which is not inconsistent with such direction, (c) the Trustee may decline to take any action that would benefit some Debentureholder to the detriment of other Debentureholders and (d) the Trustee may decline to take any action that would involve the Trustee in personal liability. The Holders of a majority in aggregate principal amount of the Debentures at the time outstanding determined in accordance with Section 8.04 may, on behalf of the Holders of all of the Debentures, waive any past default or Event of Default hereunder and its consequences except (i) a default in the payment of interest on, or the principal of, the Debentures, (ii) a failure by the Company to redeem any Debentures upon a Holder's surrender for Mandatory Redemption, (iii) a default in the payment of the Redemption Price pursuant to Article 3 or (iv) a default in respect of a covenant or provisions hereof which under Article 10 cannot be modified or amended without the consent of the Holders of each or all Debentures then outstanding or affected thereby. Upon any such waiver, the Company, the Trustee and the Holders of the Debentures shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.07, said Default or Event of Default shall for all purposes of the Debentures and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.08 *Notice of Event of Default.* The Trustee shall, within ninety (90) days after a Responsible Officer of the Trustee has knowledge of the occurrence of an Event of Default, mail to all Debentureholders, as the names and addresses of such Holders appear upon the Debenture Register, notice of all Events of Default known to a Responsible Officer, unless such Events of Default shall have been cured or waived before the giving of such notice; provided that except in the case of Events of Default in the payment of the principal of, or interest on, any of the Debentures, the Trustee shall be protected in withholding such notice if and so long as a trust committee of directors and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Debentureholders.

Section 6.09 *Undertaking to Pay Costs.* All parties to this Indenture agree, and each Debentureholder by his acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.09 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Debentureholder, or group of Debentureholders, holding in the aggregate more than ten percent in principal amount of the Debentures at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Debentureholder for the enforcement of the payment of the principal of, or interest on, any Debenture on or after the due date expressed in such Debenture.

ARTICLE 7
THE TRUSTEE

Section 7.01 *Duties and Responsibilities of Trustee.*

(a) The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent, ordinary trustee would exercise under instruments similar in nature to this Indenture.

(b) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default which may have occurred:

(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture and by reference to the Trust Indenture Act, as and to the extent provided in Section 1.02, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture and the Trust Indenture Act against the Trustee; and

(ii) in the absence of bad faith and willful misconduct on the part of the Trustee, the Trustee may conclusively rely as to the truth of the statements and the correctness of the opinions expressed in any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless the Trustee was negligent in ascertaining the pertinent facts.

(d) The Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Holders of not less than a majority in principal amount of the Debentures at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

(e) Whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section.

(f) The Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice given by the Company or any paying agent or any records maintained by any co-registrar with respect to the Debentures.

(g) If any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred.

(h) Except with respect to the failure to make any payment due to the Trustee pursuant to the terms herein, the Trustee shall not be deemed to have knowledge of any Event of Default hereunder unless it shall have been notified in writing of such Event of Default by the Company or the Holders of at least 10% in aggregate principal amount of the Debentures.

(i) Notwithstanding the foregoing or any other provision of this Indenture, under no circumstances shall the Trustee have any liability with respect to this Indenture or its duties hereunder except for such liability as is determined by a court of competent jurisdiction to have been caused by the negligence or willful misconduct of the Trustee.

(j) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Section 7.02 *Reliance on Documents, Opinions, etc.* Except as otherwise provided in Section 7.01:

(a) The Trustee may conclusively rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, Debenture, coupon or other paper or document (whether in its original or facsimile form) believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) Any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by a Manager's Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Managers may be evidenced to the Trustee by a copy thereof certified by a Manager of the Company;

(c) The Trustee may consult with counsel of its own selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Debentureholders pursuant to the provisions of this Indenture, unless such Debentureholders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby;

(e) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, Debenture or other paper or document, but the Trustee may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(f) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed by it with due care hereunder;

(g) The Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(h) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

(i) The Trustee may request that the Company deliver a Manager's Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Manager's Certificate may be signed by any person authorized to sign a Manager's Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;

(j) Any permissive right or authority granted to the Trustee shall not be construed as a mandatory duty; and

(k) In no event shall the Trustee be responsible or liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

Section 7.03 *No Responsibility for Recitals, etc.* The recitals contained herein and in the Debentures (except in the Trustee's certificate of authentication) and any offering document utilized in connection with the marketing of the Debentures shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Debentures or of any offering document utilized in connection with the marketing of the Debentures. The Trustee shall not be accountable for the use or application by the Company of any Debentures or the proceeds of any Debentures authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

Section 7.04 *Trustee, Paying Agents, or Registrar May Own Debentures.* The Trustee, any paying agent, or Debenture Registrar, in its individual or any other capacity, may become the owner or pledgee of Debentures with the same rights it would have if it were not Trustee, paying agent, or Debenture Registrar.

Section 7.05 *Monies to Be Held in Trust.* Subject to the provisions of Section 12.04, all monies received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as may be agreed in writing from time to time by the Company and the Trustee.

Section 7.06 *Compensation and Expenses of Trustee.*

(a) The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to from time to time in writing between the Company and the Trustee, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ). The Company also covenants to indemnify the Trustee and any predecessor Trustee (or any officer, director or employee of the Trustee), in any capacity under this Indenture and its agents and any authenticating agent for, and to hold them harmless against, any and all loss, liability, damage, claim, cost or expense, including taxes (other than taxes based on the income of the Trustee), incurred without negligence or bad faith on the part of the Trustee or such officers, directors, employees and agents or authenticating agent, as the case may be, and arising out of or in connection with the acceptance or administration of this trust or in any other

278

capacity hereunder, including the costs and expenses of defending themselves against any claim (whether asserted by the Company, any holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder or with enforcing the provisions of this Section 7.06, except to the extent that such loss, damage, claim, liability or expense is due to its own negligence or bad faith. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a lien prior to that of the Debentures upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Debentures. The obligation of the Company under this Section shall survive the satisfaction and discharge of this Indenture.

(b) When the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(d) or (e) with respect to the Company occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 7.07 *Manager's Certificate as Evidence.* Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of bad faith or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by a Manager's Certificate delivered to the Trustee.

Section 7.08 *Conflicting Interests of Trustee.* If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

Section 7.09 *Eligibility of Trustee.* There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000 (or if such Person is a member of a bank holding company system, its bank holding company shall have a combined capital and surplus of at least $50,000,000). If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 7.09, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 7.10 *Resignation or Removal of Trustee.*

(a) The Trustee may at any time resign by giving written notice of such resignation to the Company and to the Holders of Debentures. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment 120 days after the mailing of such notice of resignation to the Debentureholders, the resigning Trustee may, upon ten (10) Business Days' notice to the Company and the Debentureholders, appoint a successor identified in such notice or may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor trustee, or, if any Debentureholder who has been a bona fide Holder of a Debenture or Debentures for at least six (6) months may, subject to the provisions of Section 6.09, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall fail to comply with Section 7.08 after written request therefor by the Company or by any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six (6) months; or

(ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 7.09 and shall fail to resign after written request therefor by the Company or by any such Debentureholder; or

(iii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Company may remove the Trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.09, any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee; provided that if no successor Trustee shall have been appointed and have accepted appointment sixty (60) days after either the Company or the Debentureholders has removed the Trustee, or the Trustee resigns, the Trustee so removed may petition, at the expense of the Company, any court of competent jurisdiction for an appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c) The Holders of a majority in aggregate principal amount of the Debentures at the time outstanding may at any time remove the Trustee and nominate a successor trustee which shall be deemed appointed as successor trustee unless, within ten (10) days after notice to the Company of such nomination, the Company objects thereto, in which case the Trustee so removed or any Debentureholder, or if such Trustee so removed or any Debentureholder fails to act, the Company, upon the terms and conditions and otherwise as in Section 7.10(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.10 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.11.

(e) Notwithstanding the replacement of the Trustee pursuant to this Section, the Company's obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

Section 7.11 *Acceptance by Successor Trustee.*

(a) Any successor Trustee appointed as provided in Section 7.10 shall execute, acknowledge and deliver to the Company and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor Trustee, the Trustee ceasing to act shall, upon payment of any amount then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor Trustee all the rights and powers of the Trustee so ceasing to act. Upon request of any such successor Trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor Trustee all such rights and powers. Any Trustee ceasing to act shall, nevertheless, retain a lien upon all property and funds held or collected by such Trustee as such, except for funds held in trust for the benefit of Holders of particular Debentures, to secure any amounts then due it pursuant to the provisions of Section 7.06.

(b) No successor Trustee shall accept appointment as provided in this Section 7.11 unless, at the time of such acceptance, such successor Trustee shall be qualified under the provisions of Section 7.08 and be eligible under the provisions of Section 7.09.

(c) Upon acceptance of appointment by a successor Trustee as provided in this Section 7.11, the Company (or the former Trustee, at the written direction of the Company) shall mail or cause to be mailed notice of the succession of such Trustee hereunder to the Holders of Debentures at their addresses as they shall appear on the Debenture Register. If the Company fails to mail such notice within ten (10) days after acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Company.

Section 7.12 *Succession by Merger.*

(a) Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee (including any trust created by this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that in the case of any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, such corporation shall be qualified under the provisions of Section 7.08 and eligible under the provisions of Section 7.09.

(b) In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Debentures shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Debentures so authenticated; and in case at that time any of the Debentures shall not have been authenticated, any successor to the Trustee or any authenticating agent appointed by such successor trustee may authenticate such Debentures in the name of the successor trustee; and in all such cases such certificates shall have the full force that is provided in the Debentures or in this Indenture; provided that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Debentures in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 7.13 *Preferential Collection of Claims.* If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Debentures), the Trustee shall be governed by the provisions of the Trust Indenture Act regarding the collection of the claims against the Company (or any such other obligor), if and as though this Indenture were then required to be qualified under such Act.

ARTICLE 8
THE DEBENTUREHOLDERS

Section 8.01 *Action by Debentureholders.* Whenever in this Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of the Debentures may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Debentureholders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders of Debentures voting in favor thereof at any meeting of Debentureholders duly called and held in accordance with the provisions of Article 9, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Debentureholders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Debentures, the Company or the Trustee may fix in advance of such solicitation, a date as the Record Date for determining Holders entitled to take such action. The Record Date shall be not more than fifteen (15) days prior to the date of commencement of solicitation of such action.

Section 8.02 *Proof of Execution by Debentureholders.* Subject to the provisions of Sections 7.01, 7.02 and 9.05, proof of the execution of any instrument by a Debentureholder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Debentures shall be proved by the registry of such Debentures or by a certificate of the Debenture Registrar. The record of any Debentureholders' meeting shall be proved in the manner provided in Section 9.06.

Section 8.03 *Who Are Deemed Absolute Owners.* The Company, the Trustee, any paying agent, and any Debenture Registrar may deem the Person in whose name such Debenture shall be registered upon the Debenture Register to be, and may treat it as, the absolute owner of such Debenture (whether or not such Debenture shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Debenture Registrar) for the purpose of receiving payment of or on account of the principal of, and interest on, such Debenture, for surrendering such Debenture for redemption, and for all other purposes; and neither the Company nor the Trustee nor any paying agent nor any Debenture Registrar shall be affected by any notice to the contrary. All such payments so made to any Holder for the time being, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for monies payable upon any such Debenture.

Section 8.04 *Company-owned Debentures Disregarded.* In determining whether the Holders of the requisite aggregate principal amount of Debentures have concurred in any direction, consent, waiver or other action under this Indenture, Debentures which are owned by the Company or any other obligor on the Debentures or any Affiliate of the Company or any other obligor on the Debentures shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action, only Debentures which a Responsible Officer actually knows are so owned shall be so disregarded. Debentures so owned which have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures and that the pledgee is not the Company, any other obligor on the Debentures or any Affiliate of the Company or any such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly a Manager's Certificate listing and identifying all Debentures, if any, known by the Company to be owned or held by or for the account of any of the above-described Persons, and, subject to Section 7.01, the Trustee shall be entitled to accept such Manager's Certificate as conclusive evidence of the facts therein set forth and of the fact that all Debentures not listed therein are outstanding for the purpose of any such determination.

Section 8.05 *Revocation Of Consents, Future Holders Bound.* At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Debentures specified in this Indenture in connection with such action, any Holder of a Debenture which is shown by the evidence to be included in the Debentures the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Debenture. Except as aforesaid, any such action taken by the Holder of any Debenture shall be conclusive and binding upon such Holder and upon all future holders and owners of such Debenture and of any Debentures issued in exchange or substitution therefor, irrespective of whether any notation in regard thereto is made upon such Debenture or any Debenture issued in exchange or substitution therefor.

ARTICLE 9
MEETINGS OF DEBENTUREHOLDERS

Section 9.01 *Purpose of Meetings.* A meeting of Debentureholders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a) To give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Debentureholders pursuant to any of the provisions of Article 6;

(b) To remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

(c) To consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.02; or

(d) To take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Debentures under any other provision of this Indenture or under applicable law.

Section 9.02 *Call of Meetings by Trustee.*

(a) The Trustee may at any time call a meeting of Debentureholders to take any action specified in Section 9.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Debentureholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01, shall be mailed to Holders of Debentures at their addresses as they shall appear on the Debenture Register. Such notice shall also be mailed to the Company. Such notices shall be mailed not fewer than twenty (20) nor more than ninety (90) days prior to the date fixed for the meeting.

(b) Any meeting of Debentureholders shall be valid without notice if the Holders of all Debentures then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Debentures outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03 *Call of Meetings by Company or Debentureholders.* In case at any time the Company, pursuant to a resolution of its Board of Managers, or the Holders of at least twenty-five percent (25%) in aggregate principal amount of the Debentures then outstanding, shall have requested the Trustee to call a meeting of Debentureholders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within twenty (20) days after receipt of such request, then the Company or such Debentureholders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by mailing notice thereof as provided in Section 9.02.

Section 9.04 *Qualifications for Voting.* To be entitled to vote at any meeting of Debentureholders a person shall (a) be a Holder of one or more Debentures on the Record Date pertaining to such meeting or (b) be a person appointed by an instrument in writing as proxy by a Holder of one or more Debentures on the Record Date pertaining to such meeting. The only persons who shall be entitled to be present or to speak at any meeting of Debentureholders shall be the persons entitled to vote at such meeting and their counsel and any duly authorized representatives of the Trustee and its counsel and any duly authorized representatives of the Company and its counsel.

Section 9.05 *Regulations.*

(a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Debentureholders, in regard to proof of the holding of Debentures and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

(b) The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Debentureholders as provided in Section 9.03, in which case the Company or the Debentureholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in principal amount of the Debentures represented at the meeting and entitled to vote at the meeting.

(c) Subject to the provisions of Section 8.04, at any meeting each Debentureholder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Debentures held or represented by him; provided that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Debentures held by him or instruments in writing as aforesaid duly designating him as the proxy to vote on behalf of other Debentureholders. Any meeting of Debentureholders duly called pursuant to the provisions of Section 9.02 or 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Debentures represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 9.06 *Voting.* The vote upon any resolution submitted to any meeting of Debentureholders shall be by written ballot on which shall be subscribed the signatures of the Holders of Debentures or of their duly authorized representatives by proxy and the outstanding principal amount of the Debentures held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Debentureholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 9.02. The record shall show the principal amount of the Debentures voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07 *No Delay of Rights by Meeting.* Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Debentureholders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Debentureholders under any of the provisions of this Indenture or of the Debentures.

ARTICLE 10
SUPPLEMENTAL INDENTURES

Section 10.01 *Supplemental Indentures without Consent of Debentureholders.*

(a) The Company, when authorized by the resolutions of the Board of Managers, and the Trustee may, from time to time, and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

(i) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Debentures, any property or assets;

(ii) to evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company pursuant to Article 11;

(iii) to add to the covenants of the Company such further covenants, restrictions or conditions as the Board of Managers and the Trustee shall consider to be for the benefit of the Holders of Debentures, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions a default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

(iv) to provide for the issuance under this Indenture of Debentures in coupon form (including Debentures registrable as to principal only) and to provide for exchangeability of such Debentures with the Debentures issued hereunder in fully registered form and to make all appropriate changes for such purpose;

(v) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture that may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture that shall not adversely affect the interests of the Holders of the Debentures; or

(vi) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Debentures.

(b) Upon the written request of the Company, accompanied by a copy of the resolutions of the Board of Managers certified by one of its Managers authorizing the execution of any supplemental indenture, the Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained and to accept the conveyance, transfer and assignment of any property thereunder, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

(c) Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Debentures at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02 *Supplemental Indenture with Consent of Debentureholders.*

(a) With the consent (evidenced as provided in Article 8) of the Holders of at least a majority in aggregate principal amount of the Debentures at the time outstanding, the Company, when authorized by the resolutions of the Board of Managers, and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the Holders of the Debentures; provided that no such supplemental indenture shall, without the consent of the Holder of each Debenture so affected, (i) extend the fixed maturity of any Debenture, (ii) reduce the rate or extend the time of payment of interest thereon, (iii) reduce the principal amount thereof, (iv) impair the right of any Debentureholder to institute suit for the payment thereof, (v) make the principal thereof or interest thereon payable in any coin or currency other than that provided in the Debentures, (vi) modify any of the provisions of this Section 10.02 or Section 6.07, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Debenture so affected, (vii) change any obligation of the Company to maintain an office or agency in the places and for the purposes set forth in Section 4.02, (viii) reduce the quorum or voting requirements set forth in Article 9 or (ix) reduce the aforesaid percentage of Debentures, the Holders of which are required to consent to any such supplemental indenture.

(b) Upon the written request of the Company, accompanied by a copy of the resolutions of the Board of Managers certified by one of its Managers authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Debentureholders as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

(c) It shall not be necessary for the consent of the Debentureholders under this Section 10.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Section 10.03 *Effect of Supplemental Indenture.* Any supplemental indenture executed pursuant to the provisions of this Article 10 shall be governed by the Trust Indenture Act, as then in effect, as and to the extent provided in Section 1.02. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders of Debentures shall thereafter be determined, exercised and enforced hereunder, subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04 *Notation on Debentures.* Debentures authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Debentures so modified as to conform, in the opinion of the Trustee and the Board of Managers, to any modification of this Indenture contained in any such supplemental indenture may, at the Company's expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 15.10) and delivered in exchange for the Debentures then outstanding, upon surrender of such Debentures then outstanding.

Section 10.05 *Evidence of Compliance of Supplemental Indenture to be Furnished to Trustee.* Prior to entering into any supplemental indenture, the Trustee shall be provided with a Manager's Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 10 and is otherwise authorized or permitted by this Indenture.

ARTICLE 11
CONSOLIDATION, MERGER, SALE, CONVEYANCE AND TRANSFER

Section 11.01 *Company Transactions Prohibited Generally.* Except as set forth in this Article 11, the Company shall not consolidate or merge with or into any other Person or Persons (whether or not affiliated with the Company), nor shall the Company or its successor or successors be a party or parties to successive consolidations or mergers, nor shall the Company sell, convey, or otherwise transfer substantially all of its assets and properties to any other Person (whether or not affiliated with the Company) (each a "Company Transaction"), unless in connection with such Company Transaction, this Indenture is satisfied and discharged in accordance with Article 12.

288

Section 11.02 *Certain Company Transactions Permitted.* Subject to the provisions of Sections 11.03 and 11.04, the Company may engage in a Company Transaction if: (i) the Company is the surviving Person, or the resulting, surviving or transferee Person is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia; (ii) upon such Company Transaction, the due and punctual payment of the principal of, and interest on, all of the Debentures, according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the Person (if other than the Company) formed by such consolidation, or into which the Company shall have been merged, or by the Person that shall have acquired or leased such property; and (iii) immediately after giving effect to the Company Transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

Section 11.03 *Successor to be Substituted.* In case of any such consolidation, merger, sale, conveyance, or other transfer and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of, and interest on, all of the Debentures and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such successor Person shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the party of this first part. Such successor Person thereupon may cause to be signed, and may issue either in its own name or in the name of First Merchants Trust Company any or all of the Debentures, issuable hereunder that theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Debentures that previously shall have been signed and delivered by the officers of the Company to the Trustee for authentication, and any Debentures that such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as the Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance, transfer or lease, upon compliance with the provisions of this Article 11, the Person named as the "Company" in the first paragraph of this Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 11 may be dissolved, wound up and liquidated at any time thereafter and such Person shall be released from its liabilities as obligor and maker of the Debentures and from its obligations under this Indenture. In case of any such Company Transaction, such changes in phraseology and form (but not in substance) may be made in the Debentures thereafter to be issued as may be appropriate.

Section 11.04 *Opinion of Counsel to be Given to Trustee.* The Trustee shall receive a Manager's Certificate and an Opinion of Counsel as conclusive evidence that any such Company Transaction complies with the provisions of this Article 11.

Section 11.05 *Exclusion for Affiliate Lease Transactions.* Nothing contained in this Article 11 is intended to prohibit any lease between the Company and Reagan Park Senior Living AL, LLC or one or more of its other Subsidiaries or Affiliates for the purpose of operating a senior living facility business.

ARTICLE 12
SATISFACTION AND DISCHARGE OF INDENTURE

Section 12.01 *Discharge of Indenture.* When the Company shall deliver to the Trustee for cancellation all Debentures theretofore authenticated (other than any Debentures that have been destroyed, lost or stolen and in lieu of or in substitution for which other Debentures shall have been authenticated and delivered) and not theretofore canceled, or all the Debentures not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable, and the Company shall deposit with the Trustee, in trust, funds sufficient to pay all of the Debentures (other than any Debentures that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Debentures shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and interest due, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect (except as to (i) rights hereunder of Debentureholders to receive payments of principal of, and interest on, the Debentures and the other rights, duties and obligations of Debentureholders, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee and (ii) the rights, obligations and immunities of the Trustee hereunder), and the Trustee, on written demand of the Company accompanied by a Manager's Certificate and an Opinion of Counsel as required by Section 15.05 and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; the Company, however, hereby agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Debentures.

Section 12.02 *Deposited Monies to be Held in Trust by Trustee.* Subject to Section 12.04, all monies deposited with the Trustee pursuant to Section 12.01, shall be held in trust for the sole benefit of the Debentureholders, and such monies shall be applied by the Trustee to the payment, either directly or through any paying agent (including the Company if acting as its own paying agent), to the Holders of the particular Debentures for the payment or redemption of which such monies have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest.

Section 12.03 *Paying Agent to Repay Monies Held.* Upon the satisfaction and discharge of this Indenture, all monies then held by any paying agent of the Debentures (other than the Trustee) shall be repaid to it or paid to the Trustee, and thereupon such paying agent shall be released from all further liability with respect to such monies.

Section 12.04 *Return of Unclaimed Monies.* Subject to the requirements of applicable law, any monies deposited with or paid to the Trustee for payment of the principal of, or interest on, Debentures and not applied but remaining unclaimed by the Holders of Debentures for two years after the date upon which the principal of, or interest on, such Debentures, as the case may be, shall have become due and payable, shall be repaid to the Company by the Trustee and all liability of the Trustee shall thereupon cease with respect to such monies; and the Holder of any of the Debentures shall thereafter look only to the Company for any payment that such Holder may be entitled to collect unless an applicable abandoned property law designates another Person.

Section 12.05 *Reinstatement.* If the Trustee or the paying agent is unable to apply any money in accordance with Section 12.02 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Debentures shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 until such time as the Trustee or the paying agent is permitted to apply all such money in accordance with Section 12.02; provided that if the Company makes any payment of interest on or principal of any Debenture following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Debentures to receive such payment from the money held by the Trustee or paying agent.

ARTICLE 13
IMMUNITY

Section 13.01 *Indenture and Debentures Solely Company Obligations.* No recourse for the payment of the principal of, or interest on, any Debenture, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, employee, agent, manager, Affiliate or Subsidiary, as such, past, present or future, of the Company or of any successor entity, either directly or through the Company or any successor entity, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Debentures.

ARTICLE 14
SUBORDINATION

Section 14.01 *Agreement of Subordination.*

(a) The Company covenants and agrees, and each Holder of Debentures issued hereunder by its acceptance thereof likewise covenants and agrees, that all Debentures shall be issued subject to the provisions of this Article 14; and each Person holding any Debenture, whether upon original issue or upon transfer, assignment or exchange thereof, accepts and agrees to be bound by such provisions.

(b) The payment of the principal of, and interest on, all Debentures (including, but not limited to, the Redemption Price with respect to the Debentures subject to redemption by the Company in accordance with Article 3 as provided in this Indenture) issued hereunder shall, to the extent and in the manner hereinafter set forth, be subordinated and subject in right of payment to the prior payment in full in cash or payment satisfactory to the holders of Senior

Indebtedness of all Senior Indebtedness, whether outstanding at the date of this Indenture or thereafter incurred.

(c) No provision of this Article 14 shall prevent the occurrence of any Default or Event of Default hereunder.

Section 14.02 *Payments to Holders.*

(a) No payment shall be made with respect to the principal of, or interest on, the Debentures (including, but not limited to, the Redemption Price with respect to the Debentures subject to redemption by the Company in accordance with Article 3 as provided in this Indenture), except payments and distributions made by the Trustee as permitted by Section 14.05, if:

(i) the Trustee receives written notice that an Event of Default in the payment of principal, interest or other obligations due on any Senior Indebtedness has occurred and is continuing (or, in the case of Senior Indebtedness for which there is a period of grace, in the event of such a default that continues beyond the period of grace, if any, specified in the instrument or lease evidencing such Senior Indebtedness), unless and until such default shall have been cured or waived or shall have ceased to exist; or

(ii) an Event of Default, other than a payment Event of Default, on any Senior Indebtedness occurs and is continuing that then permits holders of such Senior Indebtedness to accelerate its maturity and the Trustee receives a written notice of the default (a "Payment Blockage Notice") from a duly authorized representative or holder of such Senior Indebtedness or the Company.

(b) Subject to the provisions of Section 14.05, if the Trustee receives any Payment Blockage Notice pursuant to clause (b) above, no subsequent Payment Blockage Notice shall be effective for purposes of this Section unless and until at least 365 days shall have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice. No nonpayment Event of Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee (unless such Event of Default was waived, cured or otherwise ceased to exist and thereafter subsequently reoccurred) shall be, or be made, the basis for a subsequent Payment Blockage Notice.

(c) The Company may and shall resume payments on and distributions in respect of the Debentures upon the earlier of:

(i) in the case of an Event of Default referred to in clause (a) above, the date upon which the default is cured or waived or ceases to exist, or

(ii) in the case of an Event of Default referred to in clause (b) above, the earlier of the date on which such default is cured or waived or ceases to exist or 179 days pass after the date on which the applicable Payment Blockage Notice is received, if the maturity of such Senior Indebtedness has not been accelerated, unless this Article 14 otherwise prohibits the payment or distribution at the time of such payment or distribution.

(d) Upon any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or liquidation or reorganization of the Company (whether voluntary or involuntary) or in bankruptcy, insolvency, receivership or similar proceedings, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full in cash to the holders of Senior Indebtedness before any payment is made on account of the principal of, or interest on, the Debentures (except payments made pursuant to Article 12 from monies deposited with the Trustee pursuant thereto prior to commencement of proceedings for such dissolution, winding-up, liquidation or reorganization); and upon any such dissolution or winding-up or liquidation or reorganization of the Company or bankruptcy, insolvency, receivership or other proceeding, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Debentures or the Trustee would be entitled, except for the provision of this Article 14, shall (except as aforesaid) be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Holders of the Debentures or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, or as otherwise required by law or a court order) or their duly authorized representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all Senior Indebtedness in full in cash, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Holders of the Debentures or to the Trustee.

(e) For purposes of this Article 14, the words, "cash, property or securities" shall not be deemed to include units of membership interest in the Company as reorganized or readjusted, or securities of the Company or any other entity provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article 14 with respect to the Debentures to the payment of all Senior Indebtedness which may at the time be outstanding; provided that (i) the Senior Indebtedness is assumed by the new entity, if any, resulting from any reorganization or readjustment, and (ii) the rights of the holders of Senior Indebtedness (other than leases which are not assumed by the Company or the new entity, as the case may be) are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another entity or the liquidation or dissolution of the Company following the sale, conveyance, or other transfer of substantially all of its property, to another entity upon the terms and conditions provided for in Article 11 shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section 14.02 if such other entity shall, as a part of such consolidation, merger, sale, conveyance, or other transfer, comply with the conditions stated in Article 11.

(f) In the event of the acceleration of the Debentures because of an Event of Default, no payment or distribution shall be made to the Trustee or any Holder of Debentures in respect of the principal of, or interest on, the Debentures by the Company (including, but not limited to, the Redemption Price with respect to the Debentures subject to redemption by the Company in accordance with Article 3 as provided in this Indenture), except payments and distributions made by the Trustee as permitted by Section 14.05, until all Senior Indebtedness has been paid in full in cash or such acceleration is rescinded in accordance with the terms of this Indenture. If payment of the Debentures is accelerated because of an Event of Default, the Company shall promptly notify holders of Senior Indebtedness of such acceleration.

(g) In the event that, notwithstanding the foregoing provisions, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (including, without limitation, by way of setoff or otherwise), prohibited by the foregoing, shall be received by the Trustee, the paying agent or the Holders of the Debentures before all Senior Indebtedness is paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness, or provision is made for such payment thereof in accordance with its terms in cash, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of Senior Indebtedness or their duly authorized representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in cash, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness.

(h) Nothing in this Section 14.02 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.06. This Section 14.02 shall be subject to the further provisions of Section 14.05.

Section 14.03 *Subrogation of Debentures.*

(a) Subject to the payment in full in cash of all Senior Indebtedness, the rights of the Holders of the Debentures shall be subrogated to the extent of the payments or distributions made to the holders of such Senior Indebtedness pursuant to the provisions of this Article 14 (equally and ratably with the holders of all indebtedness of the Company which by its express terms is subordinated to other indebtedness of the Company to substantially the same extent as the Debentures are subordinated and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to the Senior Indebtedness until the principal of, and interest on, the Debentures shall be paid in full in cash; and, for the purposes of such subrogation, no payments or distributions to the holders of the Senior Indebtedness of any cash, property or securities to which the Holders of the Debentures or the Trustee would be entitled except for the provisions of this Article 14, and no payment over pursuant to the provisions of this Article 14, to or for the benefit of the holders of Senior Indebtedness by Holders of the Debentures or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness, and the Holders of the Debentures, be deemed to be a payment by the Company to or on account of the Senior Indebtedness; and no payments or distributions of cash, property or securities to or for the benefit of the Holders of the Debentures pursuant to the subrogation provisions of this Article 14, which would otherwise have been paid to the holders of Senior Indebtedness shall be deemed to be a payment by the Company to or for the account of the Debentures. It is understood that the provisions of this Article 14 are and are intended solely for the purposes of defining the relative rights of the Holders of the Debentures, on the one hand, and the holders of the Senior Indebtedness, on the other hand.

(b) Nothing contained in this Article 14 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as among the Company, its creditors other than the holders of Senior Indebtedness, and the Holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Debentures the principal of, and interest on, the Debentures as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Debentures and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 14 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

(c) Upon any payment or distribution of assets of the Company referred to in this Article 14, the Trustee, subject to the provisions of Section 7.01, and the Holders of the Debentures shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such bankruptcy, dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the Holders of the Debentures, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon and all other facts pertinent thereto or to this Article 14.

Section 14.04 *Authorization to Effect Subordination.* Each Holder of a Debenture by the Holder's acceptance thereof authorizes and directs the Trustee on the Holder's behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 14 and appoints the Trustee to act as the Holder's attorney-in-fact for any and all such purposes. If the Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 14.03 hereof at least 30 days before the expiration of the time to file such claim, the holders of any Senior Indebtedness or their duly authorized representatives are hereby authorized to file an appropriate claim for and on behalf of the Holders of the Debentures.

Section 14.05 *Notice to Trustee.*

(a) The Company shall give prompt written notice in the form of a Manager's Certificate to a Responsible Officer of the Trustee and to any paying agent of any fact known to the Company which would prohibit the making of any payment of monies to or by the Trustee or any paying agent in respect of the Debentures pursuant to the provisions of this Article 14. Notwithstanding the provisions of this Article 14 or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article 14, unless and until a Responsible Officer of the Trustee shall have received written notice thereof at the Corporate Trust Office from the Company (in the form of a Manager's Certificate) or a duly authorized representative or a Holder or holders of Senior Indebtedness or from any trustee thereof; and before the receipt of any such written notice, the Trustee, subject to the provisions of Section 7.01, shall be entitled in all respects to assume that no such facts exist; provided that if on a date not less than one Business Day prior to the date upon which by the terms hereof any such monies may become payable for any purpose (including, without limitation, the payment of the principal of, or interest on, any Debenture) the Trustee shall not have received, with respect to such monies, the notice provided for in this Section 14.05, then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such monies and to apply the same to the purpose for which they were received, and shall not be affected by any notice to the contrary which may be received by it on or after such prior date. Notwithstanding anything in this Article 14 to the contrary, nothing shall prevent any payment by the Trustee to the Holders of monies deposited with it pursuant to Article 12, and any such payment shall not be subject to the provisions of this Article 14.

(b) The Trustee, subject to the provisions of Section 7.01, shall be entitled to rely on the delivery to it of a written notice by a duly authorized representative or a Person representing himself to be a holder of Senior Indebtedness (or a trustee on behalf of such holder) to establish that such notice has been given by a duly authorized representative or a holder of Senior Indebtedness or a trustee on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article 14, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article 14, and if such evidence is not furnished the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

Section 14.06 *Trustee's Relation to Senior Indebtedness.*

(a) The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article 14 in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in Section 7.13 or elsewhere in this Indenture shall deprive the Trustee of any of its rights as such holder.

(b) With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article 14, and no implied covenants or obligations with respect to the holders of Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and, subject to the provisions of Section 7.01, the Trustee shall not be liable to any holder of Senior Indebtedness if it shall pay over or deliver to Holders of Debentures, the Company or any other Person money or assets to which any holder of Senior Indebtedness shall be entitled by virtue of this Article 14 or otherwise.

Section 14.07 *No Impairment of Subordination.* No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

Section 14.08 *Article Applicable to Paying Agents.* If at any time any paying agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article shall (unless the context otherwise requires) be construed as extending to and including such paying agent within its meaning as fully for all intents and purposes as if such paying agent were named in this Article in addition to or in place of the Trustee.

Section 14.09 *Senior Indebtedness Entitled to Rely.* The holders of Senior Indebtedness shall have the right to rely upon this Article 14, and no amendment or modification of the provisions contained herein shall diminish the rights of such holders unless such holders shall have agreed in writing thereto.

ARTICLE 15
MISCELLANEOUS PROVISIONS

Section 15.01 *Provisions Binding on Company's Successors.* All the covenants, stipulations, promises and agreements by the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

Section 15.02 *Official Acts by Successor Entity.* Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee, manager or officer of the Company shall and may be done and performed with like force and effect by the like board, committee, manager or officer of any Person that shall at the time be the lawful sole successor of the Company.

Section 15.03 *Addresses for Notices, etc.*

(a) Any notice or demand which by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders of Debentures on the Company shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box or sent by telecopier transmission addressed as follows: to Leo Brown Group, LLC, 301 East Carmel Drive, Suite C300, Carmel, Indiana 46032, Telecopier No: (317) 663-0945, Attention: Thomas Smith. Any notice, direction, request or demand hereunder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited, postage prepaid, by registered or certified mail in a post office letter box or sent by telecopier transmission addressed as follows: First Merchants Trust Company, 10333 North Meridian Street, Suite 350, Indianapolis, Indiana 46290, Telecopier No.: (765) 751-1869, Attention: James M. Dimitroff.

(b) The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

(c) Any notice or communication mailed to a Debentureholder shall be mailed to him by first class mail, postage prepaid, at his address as it appears on the Debenture Register and shall be sufficiently given to him if so mailed within the time prescribed.

(d) Failure to mail a notice or communication to a Debentureholder or any defect in it shall not affect its sufficiency with respect to other Debentureholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Section 15.04 *Governing Law.* This Indenture and each Debenture shall be deemed to be a contract made under the laws of the State of Indiana, and for all purposes shall be construed in accordance with the laws of the State of Indiana, without regard to conflicts of laws principles thereof.

Section 15.05 *Evidence of Compliance with Conditions Precedent, Certificates to Trustee.*

(a) Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee a Manager's Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

(b) Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include: (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statement or opinion contained in such certificate or opinion is based; (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

Section 15.06 *Legal Holidays.* In any case in which the date of maturity of interest on or principal of the Debentures or the redemption date of any Debenture will not be a Business Day, then payment of such interest on or principal of the Debentures need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the redemption date, and no interest shall accrue for the period from and after such date.

Section 15.07 *No Security Interest Created.* Nothing in this Indenture or in the Debentures, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction in which property of the Company or its Subsidiaries is located.

298

Section 15.08 *Benefits of Indenture.* Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto, any paying agent, any authenticating agent, any Debenture Registrar and their successors hereunder and the Holders of Debentures any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 15.09 *Table of Contents, Headings, Etc.* The table of contents and the titles and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 15.10 *Authenticating Agent.*

(a) The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf, and subject to its direction, in the authentication and delivery of Debentures in connection with the original issuance thereof and transfers and exchanges of Debentures hereunder, including under Sections 2.04, 2.05, 2.06 and 2.07, as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Debentures. For all purposes of this Indenture, the authentication and delivery of Debentures by the authenticating agent shall be deemed to be authentication and delivery of such Debentures "by the Trustee" and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Debentures for the Trustee's certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.09.

(b) Any corporation into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation is otherwise eligible under this Section 15.10, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation.

(c) Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee shall either promptly appoint a successor authenticating agent or itself assume the duties and obligations of the former authenticating agent under this Indenture and, upon such appointment of a successor authenticating agent, if made, shall give written notice of such appointment of a successor authenticating agent to the Company and shall mail notice of such appointment of a successor authenticating agent to all Holders of Debentures as the names and addresses of such Holders appear on the Debenture Register.

(d) The Company agrees to pay to the authenticating agent from time to time such reasonable compensation for its services as shall be agreed upon in writing between the Company and the authenticating agent.

(e) The provisions of Sections 7.02, 7.03, 7.04, 8.03 and this Section 15.10 shall be applicable to any authenticating agent.

Section 15.11 *Execution in Counterparts.* This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 15.12 *Severability.* In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

EXECUTED as of the date first above written.

REAGAN PARK SENIOR LIVING, LLC

By: ______________________________
Name: Thomas Smith
Title: Manager

The Trustee hereby accepts the trusts in this Indenture declared and provided, upon the terms and conditions herein above set forth.

FIRST MERCHANTS BANK NATIONAL ASSOCIATION,
acting by and through its FIRST MERCHANTS TRUST COMPANY DIVISION,
as Trustee

By: ______________________________
Name: James M. Dimitroff
Title: Vice President/Trust Relationship Manager

300

Exhibit A

NEITHER THIS DEBENTURE NOR ANY SECURITIES ISSUABLE UPON REDEMPTION OF THIS DEBENTURE HAVE BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. NEITHER THIS DEBENTURE NOR SUCH SECURITIES MAY BE SOLD, OFFERED FOR SALE, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS OR THE TRANSACTION IS EXEMPT FROM SUCH REGISTRATION OR QUALIFICATION.

REAGAN PARK SENIOR LIVING, LLC

9% SUBORDINATED DEBENTURE DUE DECEMBER 31, 2017

CUSIP:

No. $

REAGAN PARK SENIOR LIVING, LLC, a limited liability company duly organized and validly existing under the laws of the State of Indiana (the "Company", which term includes any successor entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to

or registered assigns, the principal sum of DOLLARS on December 31, 2017 at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, quarterly on June 1, September 1, December 1 and March 1 of each year, commencing June 1, 2013, on said principal sum, in like coin or currency, at the rate per annum of 9%, from the June 1, September 1, December 1 or March 1, as the case may be, next preceding the date of this Debenture to which interest has been paid or duly provided for, unless the date hereof is a date to which interest has been paid or duly provided for, in which case from the date of this Debenture, or unless no interest has been paid or duly provided for on the Debentures, in which case from the date of the issuance of this Debenture, until payment of said principal sum has been made or duly provided for. Notwithstanding the foregoing, if the date hereof is after any June 1, September 1, December 1 or March 1, as the case may be, and before the following June 1, September 1, December 1 or March 1, this Debenture shall bear interest from such June 1, September 1, December 1 or March 1, provided that if the Company shall default in the payment of interest due on such June 1, September 1, December 1 or March 1, then this Debenture shall bear interest from the next preceding June 1, September 1, December 1 or March 1 to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for on such Debenture, from the date of the issuance of this Debenture. Except as otherwise provided in the Indenture, the interest payable on this Debenture pursuant to the Indenture on any June 1, September 1, December 1 or March 1 will be paid to the Person entitled thereto as it appears in the Debenture Register at the close of business on the Record Date, which shall be the May 15, August 15, November 15 or February 15 (whether or not a Business Day) next preceding such June 1, September 1, December 1 or March 1, as provided in the Indenture; provided that any such interest not punctually paid or duly provided for shall be payable as provided in Section 2.03 of the Indenture. Interest on the Debentures shall be computed on the basis of a 360-day year of twelve 30-day months.

The Company shall pay interest on any Debentures in certificated form by check mailed to the address of the Person entitled thereto as it appears in the Debenture Register.

Reference is made to the further provisions of this Debenture set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Debenture shall be deemed to be a contract made under the laws of the State of Indiana, and for all purposes shall be construed in accordance with and governed by the laws of the State of Indiana, without regard to conflicts of laws principles thereof.

This Debenture shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed.

REAGAN PARK SENIOR LIVING, LLC

By: ______________________________

Thomas Smith, Manager

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Debentures described in the within-named Indenture.

Dated:

FIRST MERCHANTS BANK NATIONAL ASSOCIATION
acting by and through its FIRST MERCHANTS TRUST COMPANY DIVISION,
as Trustee

By: ______________________________
Authorized Signatory

, or

By: ______________________________
As Authenticating Agent
(if different from Trustee)

By: ______________________________
Authorized Signatory

[FORM OF REVERSE OF DEBENTURE]

REAGAN PARK SENIOR LIVING, LLC

9% SUBORDINATED DEBENTURE DUE DECEMBER 31, 2017

This Debenture is one of a duly authorized issue of Debentures of the Company, designated as its 9% Subordinated Debentures Due December 31, 2017 (the "Debentures"), limited in aggregate principal amount to $2,500,000, issued and to be issued under and pursuant to an Indenture dated as of December 1, 2012 (the "Indenture"), between the Company and First Merchants Bank National Association, acting by and through its First Merchants Trust Company Division, as trustee (the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Debentures.

The Debentures are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and any multiple of $1,000. Upon due presentment for registration of transfer of this Debenture at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange thereof, subject to the limitations provided in the Indenture, without charge except for any tax, assessment or other governmental charge imposed in connection therewith.

The Company may not give notice of any redemption of the Debentures if an Event of Default in the payment of interest on the Debentures has occurred and is continuing.

The Debentures are not subject to redemption through the operation of any sinking fund.

The Debentures may be redeemed at the option of the Company, in whole or in part, upon mailing a notice of such redemption not less than 30 days but not more than 60 days before the redemption date to the Holders of Debentures at their last registered addresses, all as provided in the Indenture. A Debenture may be redeemed at the option of the Holder, in whole but not in part, upon notice of redemption to the Company and the Trustee not fewer than thirty (30) nor more than sixty (60) days prior to the redemption date by first class mail. The notice shall be accompanied by a Warrant exercise form containing such Holder's (or such Holder's designee's) agreement to purchase Class C Membership Units for an aggregate exercise price of not less than the aggregate Redemption Price. The Redemption Price in each case shall be 100% (expressed as a percentage of the principal amount of the Debenture to be redeemed), together with accrued and unpaid interest to, but excluding, the redemption date; provided that if the redemption date is on a June 1, September 1, December 1 or March 1, then the interest payable on such date shall be paid to the Holder of record on the preceding June 1, September 1, December 1 or March 1, respectively.

No adjustment in respect of interest on any Debenture will be made upon any surrender for Mandatory Redemption except as set forth in the next sentence. If this Debenture (or portion hereof) is surrendered for Mandatory Redemption during the period from the close of business on any record date for the payment of interest to the close of business on the Business Day preceding the following interest payment date, this Debenture (or portion hereof being redeemed) must be accompanied by payment, in immediately available funds or other funds acceptable to the Company, of an amount equal to the interest otherwise payable on such interest payment date on the principal amount being redeemed; provided that no such payment shall be required to the extent (i) of any overdue interest at the time of redemption with respect to this Debenture or (ii) the next interest payment date would occur after the Final Maturity Date.

The indebtedness evidenced by the Debentures is, to the extent and in the manner provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness. Any Holder by accepting this Debenture agrees to and shall be bound by such subordination provisions and authorizes the Trustee to give them effect. In addition to all other rights of Senior Indebtedness described in the Indenture, the Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any terms of any instrument relating to the Senior Indebtedness or any extension or renewal of the Senior Indebtedness.

If an Event of Default shall have occurred and be continuing, the principal of, and accrued interest on, all Debentures may be declared by either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debentures then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of at least a majority in aggregate principal amount of the Debentures at the time outstanding, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the Holders of the Debentures, subject to the exceptions set forth in Section 10.02 of the Indenture. Subject to the provisions of the Indenture, the Holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the Holders of all of the Debentures waive any past Default or Event of Default, subject to the exceptions set forth in the Indenture. Any such consent or waiver by the Holder of this Debenture (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution hereof, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Debenture at the place, at the respective times, at the rate and in the coin or currency herein prescribed.

The Company, the Trustee, any authenticating agent, any paying agent, and any Debenture Registrar may deem and treat the registered Holder hereof as the absolute owner of this Debenture (whether or not this Debenture shall be overdue and notwithstanding any notation of ownership or other writing hereon made by anyone other than the Company or any Debenture

Registrar) for the purpose of receiving payment hereof, or on account hereof, and for all other purposes, and neither the Company nor the Trustee nor any other authenticating agent nor any paying agent nor any Debenture Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered Holder shall, to the extent of the sum or sums paid, satisfy and discharge liability for monies payable on this Debenture.

No recourse for the payment of the principal of, or interest on, this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any supplemental indenture or in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, officer or director or subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

All obligations of the Company evidenced by this Debenture shall be payable without relief from valuation and appraisement laws.

Terms used in this Debenture and defined in the Indenture are used herein as therein defined.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Debenture, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM—as tenants in common
TEN ENT—as tenant by the entireties
JT TEN—as joint tenants with right of
under Uniform Gifts to Minors Act
survivorship and not as tenants in
common

UNIF GIFT MIN ACT— Custodian
(Cust) (Minor)

____
(State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

For value received hereby sell(s) assign(s) and transfer(s) unto (Please insert social security or other Taxpayer Identification Number of assignee) the within Debenture, and hereby irrevocably constitutes and appoints attorney to transfer said Debenture on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature(s) must be guaranteed by an "Eligible Guarantor Institution" meeting the requirements of the Debenture Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("Stamp") or such other "Signature Guarantee Program" as may be determined by the Debenture Registrar in addition to, or in substitution for, Stamp, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee

NOTICE: The signature on the Assignment must correspond with the name as written upon the face of the Debenture in every particular without alteration or enlargement or any change whatever.

DEVELOPMENT SERVICES AGREEMENT

THIS DEVELOPMENT SERVICES AGREEMENT ("Agreement") is made and entered into as of the ___ day of ________, 2012, by and between Reagan Park Senior Living, LLC an Indiana limited liability company ("Reagan Park") and Leo Brown Group, LLC, an Indiana limited liability company ("LBG").

RECITALS:

I. Reagan Park owns property in Avon, Indiana where it would like to develop a new senior living property (the "Project").

II. LBG is a real estate development company focusing on senior living and long term care properties in the Midwest.

III. Reagan Park and LBG now desire to memorialize the arrangement whereby LBG will assist Reagan Park with developing the Project.

IV. Reagan Park and LBG wish to enter into this written Agreement in order to set forth their respective rights and obligations.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Formation and Scope. Reagan Park and LBG agree to enter into this Agreement as of the date set forth above to establish an arrangement whereby each of the parties will perform their respective duties as set forth in paragraph 3 below.

2. Term. This Agreement will apply to the Project and will continue until the earlier of termination by either party upon ninety (90) days prior written notice by one party to the other party, or upon the dissolution or termination of the legal existence of any party to this Agreement, the filing by a party of a voluntary petition in bankruptcy or the making of an assignment for its creditors, or the filing of an involuntary petition in bankruptcy that shall not be dismissed within six months of the filing and without adjudication of the party being deemed bankrupt; provided, however, that each party agrees that it will not voluntarily withdraw without agreeing to complete any ongoing client projector obtaining the prior consent of the other party.

3. Duties. LBG shall provide real estate development services ("Development Services") for the Project as outlined on the attached Exhibit A.

4. Compensation and Fees. For the services to be performed hereunder, LBG will be paid a fee of Four Hundred and Fifty Thousand Dollars ($450,000) (the "Development Fee").

The Development Fee will be payable at closing of the Project's loan closing.

5. Confidential Information. Each party agrees that, in connection with the Development Services, it may become necessary for such party to make available to the other party confidential information regarding customers, financing sources, business plans, operating

systems, technology and operations (the "Confidential Information"). Each party agrees to treat the Confidential Information furnished to it by any other party on a confidential basis and recognizes and acknowledges the competitive value and confidential nature of the Confidential Information and that damage could result to the other party if the information contained therein was disclosed to any third party.

Each party agrees that the other party's Confidential Information will be used solely in the context of the Financial Projections and Development Services and agrees that it will not disclose any of the other party's Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that the Confidential Information may be disclosed to representatives who need to know such information for the purpose of carrying out their duties and obligations and agree to keep such information confidential and be bound by this Agreement to the same extent as if they were parties hereto. Each party further agrees that it will not use, or permit others to use, any of the other party's Confidential Information other than for the purposes described above, and should the Confidential Information come in to the possession of any third party, it will be deemed to have been in violation of this Agreement. Confidential Information shall not, however, include any information which a party can establish (i) was publicly known and made generally available in the public domain prior to the time of disclosure; (ii) becomes publicly known and made generally available after disclosure through no action or inaction of the party; (iii) is in the possession of the party, without confidentiality restrictions, at the time of disclosure; or (iv) is developed by a party without the benefit of another party's Confidential Information, including through cold calling. In addition, the obligations hereunder shall not apply to the extent a party is required by law to disclose another party's Confidential Information by law or in a legal proceeding. Upon the termination of this Agreement, all Confidential Information which has been provided by any of the parties will forthwith be returned to the party who provided the Confidential Information and all copies of such Confidential Information in the hands of the party to whom such Confidential Information was provided shall forthwith be destroyed except to the extent necessary to comply with the obligations of such party in connection with this Agreement.

Each party agrees to immediately notify the other party in writing of any known or suspected breach of this Agreement or misuse or misappropriation of any Confidential Information and will provide reasonable assistance necessary to minimize detrimental effect of such occurrence.

Each of the parties understand and acknowledge that neither it nor any of its representatives (including, without limitation, any of their directors, officers, employees, agents, or representatives) shall be required to provide any Confidential Information hereunder and do not make any representation or warranty express or implied, as to the accuracy or completeness any of the Confidential Information. No party or any of their representatives (including, without limitation, any of their directors, officers, employees, or agents) shall have any liability to the other party or to any of its representatives relating to or resulting from the use of the Confidential Information or any errors therein or omissions there from, absent fraud or willful misconduct.

6. Business Opportunity. Each party agrees that the other party may engage in its ordinary business activities outside the Development Services, including work with other

healthcare organizations, and nothing in this Agreement will grant any rights to the other party with respect to such activities.

7. Representations and Warranties. The parties hereby represent and warrant as follows:

A. LBG represents and warrants that it is a limited liability company duly organized, validly existing in full force and effect under the laws of the state of Indiana. LBG has full power and authority to execute and deliver this Agreement and to perform its obligation hereunder. This Agreement is a valid and legally binding obligation of LBG and is enforceable against LBG in accordance with its terms and conditions. The execution, delivery and performance of this Agreement does not conflict with or result in violation of any document, agreement or law applicable to LBG or by which LBG is bound.

B. Reagan Park represents and warrants that it is a limited liability company duly organized, validly existing in full force and effect under the laws of the state of Indiana. Reagan Park has full power and authority to execute and deliver this Agreement and to perform its obligation hereunder. This Agreement is a valid and legally binding obligation of Reagan Park and is enforceable against Reagan Park in accordance with its terms and conditions. The execution, delivery and performance of this Agreement does not conflict with or result in violation of any document, agreement or law applicable to Reagan Park or by which Reagan Park is bound.

8. Remedies. Each party agrees that any breach of the terms of paragraphs 4-8 above would result in irreparable injury to the other party for which there would be no adequate remedy at law. Therefore, each party agrees that in the event of said breach or threat of a breach, any other party will be entitled to immediate injunction and restraining order to prevent such breach and/or threatened breach and/or continued breach by the other party and/or any and all other persons and/or entities acting for and/or with the other party, without having to prove damages, and to all costs and expenses, including reasonable attorneys fees and costs, in addition to any other remedies to which the damaged party may be entitled at equity or in law. The terms of this paragraph will not prevent the damaged party from pursuing any and all other available remedies for any breach or threatened breach hereof, including, but not limited to, the recovery of damages from the breaching party. The provisions of this paragraph will survive any termination of this Agreement and the existence of any claim or cause of action by the breaching party whether predicated on this Agreement or otherwise, will not constitute a defense to the damaged party the enforcement by the damaged party of the covenants and agreements of this provision.

9. Successors and Assigns. The provisions of this Agreement shall be deemed to obligate, extend to and inure to the benefit of the successors, assigns, transferees, grantees and indemnities of each of the parties to this Agreement.

10. Disclaimer of Agency. This Agreement will not constitute any of the parties hereto becoming a representative, agent, joint venturer or partner of any other party for any purpose,

and no party has the power or authority as representative, agent or in any other capacity to represent, act for, bind or otherwise create or assume any obligation on behalf of any other party for any purpose whatsoever.

11. No Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities by reason of this Agreement.

12. Publicity and Disclosures. No party will issue a press release or other publication regarding any aspect of this Agreement, including any general statements as to an existence of a relationship between the parties, without the prior written consent of the other parties.

13. Notices. All notices, consents, waivers or other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt); (b) sent by facsimile (with written confirmation and receipt); or (c) when received by the addressee, if sent by nationally recognized overnight delivery service (receipt requested), in each case to the appropriate address and facsimile numbers set forth below (or such other address and facsimile number a party may designate to the other parties):

If to Reagan Park:	Reagan Park Senior Living, LLC Attention: Thomas C. Smith 301 E. Carmel Drive, Suite C300 Carmel, IN 46032 Telephone: 317-664-0266 Facsimile: 317-663-0945
If to LBG:	Leo Brown Group, LLC Attention: Thomas C. Smith 301 E. Carmel Drive, Suite C300 Carmel, IN 46032 Telephone: 317-664-0266 Facsimile: 317-663-0945

14. Entire Agreement. This Agreement represents the entire agreement and understanding between the parties and supersedes and replaces all prior negotiations and agreements of the parties, whether written or unwritten. Each of the parties acknowledges that no other party, nor any agent and attorney of any other party has made any promises, representations, or warranty whatsoever, express or implied, which is not expressly contained in this Agreement; and each party further acknowledges that it has not executed this Agreement in reliance upon any belief as to any fact not expressly recited herein above.

15. Force Majeure. In the event any party is unable to meet its contractual obligations as a result of an Act of God, war, insurrection, strikes, derailments or any like causes beyond its control, that party's contractual obligation affected by the force majeure condition shall be

suspended for the duration of same; provided, however, that the parties shall make all reasonable efforts to continue to meet their obligations during the duration of the force majeure condition; and provided, further, that the party declaring force majeure shall notify the other party promptly by fax when the force majeure begins, of the force majeure condition and when the condition is expected to terminate. No party shall be liable to damage to cargo caused by a force majeure.

16. Severability. If any provision of this Agreement is held to be illegal or invalid by a court of competent jurisdiction, such provision shall be deemed to be severed and deleted without affecting the validity of the remaining provisions, which shall remain in full force and effect.

17. Assignment. This Agreement may not be assigned by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld.

18. Expenses. Except as otherwise provided herein, each of the parties agrees to be responsible for its own expenses and costs associated with entering into, and performing services to the Development of the project. Reagan Park will be responsible for all third party costs for the project including, but not limited to reports, appraisals, studies, etc.

19. Indemnification. Each of the parties agrees to indemnify and hold harmless the other party, its officers, principals, partners, members, shareholders, owners, and employees against all claims, losses, damages, or liabilities, costs and expenses, including reasonable attorney's fees, caused by the performance of the duties of the party providing such indemnification.

20. Governing Law. This Agreement will be governed by and construed in accordance with the laws in the State of Indiana, without reference to principals of conflicts of laws, and the parties agree that all disputes hereunder will be litigated in a court of appropriate jurisdiction in Hamilton County, Indiana.

21. Modifications and Waivers. No provision of this Agreement may be modified, altered, or amended except by an instrument in writing executed by the parties hereto. No waiver by either party hereto of any breach by the other party hereto or of any provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions at the time or at any prior or subsequent time.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one in the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and date first set forth above.

REAGAN PARK SENIOR LIVING, LLC

By:
Greg L. Fuller, Manager

LEO BROWN GROUP, LLC

By:
Thomas C. Smith, Manager

Exhibit A: Development Services

Leo Brown Group, LLC has or will provide the following services on behalf of Reagan Park Senior Living, LLC

DESIGN

- Arrange for site feasibility studies.
- Negotiate all construction contracts relating to the Project.
- Assist and advise general contractor and architect in preparing and finalizing the plans and specifications and developing the budget.
- Exercise any and all rights of Reagan Park under the general contractor's contract and the architect's contract and all other contracts, except as otherwise directed in writing by Reagan Park from time to time and except any exercise which would result in (i) any material modification or termination of the architect's contract or construction contract, or (ii) any material modification of the working drawings and plans and specification as previously approved by Reagan Park, or (iii) any matter which LBG or its representatives reasonably believe will have a material adverse effect on the Project or Reagan Park, or (iv) any modification or termination of any of the contract relating to the Project.
- Review all requests for changes in the final plans and specifications and make recommendations with regard to such changes.

DUE DILIGENCE

- Arrange for a Phase I environmental assessment report.
- Arrange for a geotechnical report.
- Obtain zoning information relating to the property, including a written report identifying the existing zoning of the property, any required rezoning of the property and any other land use approvals required for the Project.
- Coordinate and obtain the successful rezoning of property, if required, in order to move forward on the Project
- Coordinate and obtain any other required entitlements needed for commencement of construction of the Project

CONSTRUCTION

- Prior to commencement of construction, prepare and submit to Reagan Park for its final approval, a budget.
- Negotiate all construction contracts relating to the Project.
- Prepare for approval by Reagan Park and architect in coordination with general contractor a detailed construction schedule identifying each major event during construction of the Project.
- Coordinate with the general contractor the application approval process for obtaining building permits, periodic inspections by governmental officials and certificates of completion or occupancy of the Project.
- Evaluate and advise of all proposed construction change orders for the validity, necessity and cost thereof. Periodically inspect the progress of the work and notify Reagan Park and the general contractor of any defective work or other material default under the construction contract.

- Review all the improvements as necessary to facilitate the satisfactory completion of all the work.
- With approval of Reagan Park, select contractors and award contracts.
- Update progress, maintain cost accounting records, identify variances between actual and estimated costs, and advise whenever projected costs exceed such estimates.
- Update and reissue construction schedules, as required, to show current conditions, and revisions required by actual experience.
- Record the progress of the work and submit progress reports to Reagan Park showing percentage of completion.

FINANCE ADMINISTRATION

- Coordinate each construction draw request including release of any retainages and receipt of partial and final lien waivers. Submission of draw request will occur by the tenth day of every month or the nearest business day following the tenth. Reagan Park will then approve and disburse the required funding within ten days to the appropriate vendors and contractors.
- Prepare monthly accounting reports detailing the budget, amounts disbursed and amounts remaining.

MISCELLANEOUS

- Coordinate with various local county and city representatives for necessary permits and approvals needed for the Project.
- Coordinate with the various public utility companies for installation of temporary and permanent service to the Project.
- Attend meetings regarding any facet of the Project as scheduled or upon the specific request of Reagan Park.
- Periodically evaluate the performance of the general contractor, the architect and any other contractors, subcontractors, engineers and/or consultants.

ESCROW AGREEMENT

Escrow Agreement (the "Escrow Agreement") dated as of December ___, 2012 (the "Effective Date") by and between Reagan Park Senior Living, LLC, an Indiana limited liability company (the "Issuer"), David A. Noyes & Company, an Illinois corporation (the "Placement Agent"), and Merchants Bank of Indiana, an Indiana financial institution, as escrow agent hereunder (the "Escrow Agent").

WHEREAS, the Placement Agent is serving as the exclusive agent of Issuer in relation to a Regulation A offering of unsecured debentures with accompanying warrants (the "Securities") on behalf of the Issuer, with the disbursement of such capital being contingent on the establishment of a closing on a construction loan with the Escrow Agent (the "Loan"); and

WHEREAS, the Issuer proposes to establish an escrow fund to be held by the Escrow Agent until the Placement Agent authorizes the disbursement of the escrowed funds;

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Appointment. The Issuer hereby appoints the Escrow Agent as its escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

2. Escrow Fund. All funds received by the Issuer in connection with the sale of Securities shall be deposited with the Escrow Agent (the "Escrow Deposit"). The Escrow Agent shall hold the Escrow Deposit and, subject to the terms and conditions hereof, shall invest and reinvest the Escrow Deposit and the proceeds thereof (the "Escrow Fund") as directed in Section 3.

3. Investment of Escrow Fund. During the term of this Escrow Agreement, the Escrow Fund shall be invested and reinvested by the Escrow Agent in a money market account (the "Escrow Account") to be held with the Escrow Agent or such other investments as shall be directed in writing by the Issuer and as shall be available to the Escrow Agent. The Escrow Agent is hereby authorized to execute purchases and sales of investments through the facilities of its own trading or capital markets operations or those of any affiliated entity. The parties recognize and agree that the Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of moneys held in the Escrow Account or the purchase, sale, retention or other disposition of any investment described herein. Interest and other earnings on investments described herein shall be added to the Escrow Account. Any loss or expense incurred as a result of an investment will be borne by the Escrow Account. The Escrow Agent shall send statements to each of the parties hereto on a monthly basis reflecting activity in the Escrow Account for the preceding month. Although the Issuer recognizes that it may obtain a broker confirmation or written statement containing comparable information at no additional cost, the Issuer hereby agrees that confirmations of investments are not required to be issued by the Escrow Agent for each month in which a monthly statement is rendered. However, no statement need be rendered for the Escrow Account if no activity occurred for such month. The Escrow Agent shall have the right to liquidate any investments held in order to provide funds necessary to make required payments under this Escrow Agreement.

4. Disposition and Termination. The Issuer agrees to notify the Escrow Agent in writing of the closing date of the offering (the "Offering Closing Date") and whether or not the Issuer received subscriptions for Two Million Two Hundred Twenty-Five Thousand Dollars ($2,250,000) (the "Minimum Subscription Amount"). Upon receipt of such written notification the following procedure will take place.

(i) If the Issuer has received subscriptions for the Minimum Subscription Amount by the Offering Closing Date, the Escrow Fund will be promptly paid to or credited to the account of, or otherwise transferred to the Issuer pursuant to instructions from the Issuer and Placement Agent.

(ii) If the Issuer has not received subscriptions for the Minimum Subscription Amount, the Escrow Agent shall be provided with an electronic list containing the amount received from each subscriber whose funds have been deposited with the Escrow Agent (with respect to each subscriber the "Subscriber Investment Amount") and the name, address and Taxpayer Identification Number ("TIN") of each subscriber. In addition, the Issuer shall calculate the interest earned on each Subscriber Investment Amount as of the Offering Closing Date and provide such information to the Escrow Agent. The aggregate of all Subscriber Investment Amounts and interest thereon shall be equal to the amount of the Escrow Fund on the Offering Closing Date. The Escrow Agent shall distribute to each subscriber the appropriate Subscriber Investment Amount and interest thereon pursuant to written instructions of the Issuer within 45 days of receipt of the information described in this Section 4(ii).

Upon delivery of the Escrow Fund to the Issuer or the subscribers as the case may be, by the Escrow Agent, this Escrow Agreement shall terminate, subject to the provisions of Section 8.

5. **Escrow Agent**. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document. The Escrow Agent shall have no duty to solicit any payments which may be due it or the Escrow Fund. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that the Escrow Agent's gross negligence or willful misconduct was the primary cause of any loss to the Issuer. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through agents or attorneys (and shall be liable only for the careful selection of any such agent or attorney) and may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction. Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

6. **Succession.** The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving 10 days advance notice in writing of such resignation to the other parties hereto specifying a date when such resignation shall take effect. Any corporation or association into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or association to which all or substantially all the escrow business of the Escrow Agent's corporate trust line of business may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

7. **Indemnity.** The Issuer and Placement Agent shall indemnify, defend and save harmless the Escrow Agent and its directors, officers, agents and employees (the "indemnitees") from all loss, liability or expense (including the fees and expenses of in house or outside counsel) arising out of or in connection with (i) the Escrow Agent's execution and performance of this Escrow Agreement, except in the case of any indemnitee to the extent that such loss, liability or expense is due to the gross negligence or willful misconduct of such indemnitee, or (ii) its following any instructions or other directions from the Issuer, except to the extent that its following any such instruction or direction is expressly forbidden by the terms hereof. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Escrow Agent or the termination of this Escrow Agreement. The parties hereby grant the

Escrow Agent a lien on, right of set-off against and security interest in the Escrow Fund for the payment of any claim for indemnification, compensation, expenses and amounts due hereunder.

8. Tax Reporting/TINs. The Issuer represents that its correct TIN assigned by the Internal Revenue Service ("IRS") or any other taxing authority is set forth in the signature page to this Escrow Agreement. The Escrow Agent shall report to the Internal Revenue Service, as of each calendar year-end, all income earned from the investment of any sum held in the Escrow Account against Issuer, whether or not said income has been distributed during such year, as and to the extent required by law. Any tax returns required to be prepared and filed will be prepared and filed by Issuer with the Internal Revenue Service in all years income is earned, whether or not income is received or distributed in any particular tax year, and Escrow Agent shall have no responsibility for the preparation and/or filing or any tax return with respect to any income earned by the Escrow Account. Any taxes payable on income earned from the investment of any sums held in the Escrow Account shall be paid by Issuer, whether or not the income was distributed by the Escrow Agent during any particular year. In addition, Escrow Agent shall withhold any taxes it deems appropriate and shall remit such taxes to the appropriate authorities.

9. Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and be given in person, by facsimile transmission, courier delivery service or by mail, and shall become effective (a) on delivery if given in person, (b) on the date of delivery if sent by facsimile or by courier delivery service, or (c) four business days after being deposited in the mails, with proper postage for first-class registered or certified mail, prepaid. Notwithstanding the above, in the case of communications delivered to the Escrow Agent whereby the Escrow Agent must act based on a specified number of days upon its receipt of such communication, if applicable, such communications shall be deemed to have been given on the date received by the Escrow Agent.

Notices shall be addressed as follows:

(i) if to the Issuer :

Reagan Park Senior Living, LLC
Attn: Tom Smith, Manager
301 E. Carmel Dr., Suite C300
Carmel, IN 46032

(ii) if to the Escrow Agent

Merchants Bank of Indiana
Attn: Jeff Spahn
3737 E. 96th Street
Indianapolis, IN 46240

(ii) if to the Placement Agent

David A. Noyes & Company
Attn: John Reed
250 W. 96th Street, Suite #300
Indianapolis, Indiana 46260

In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. "Business Day" shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent is authorized or required by law or executive order to remain closed.

10. Security Procedures. In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing or by telecopier, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated in this Agreement, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. Each funds transfer instruction shall be executed by an authorized signatory. The undersigned is authorized to certify that the signatories below are authorized signatories. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives in this Agreement, the Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of your authorized representatives ("Authorized Representative"), which shall include the title of Chairman of the Board of Directors, as the Escrow Agent may select. The Escrow Agent may rely upon the confirmation of anyone purporting to be any such Authorized Representative. The Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the parties to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. The Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The parties to this Escrow Agreement acknowledge that these security procedures are commercially reasonable.

11. Miscellaneous. The provisions of this Escrow Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by all of the parties hereto. Neither this Escrow Agreement nor any right or interest hereunder may be assigned in whole or in part by any party, except as provided in Section 6, without the prior consent of the other parties. This Escrow Agreement shall be governed by and construed under the laws of the State of Indiana. Each party hereto irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of the courts located in the State of Indiana. The parties further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Escrow Agreement. No party to this Escrow Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Escrow Agreement because of, acts of God, fire, floods, strikes, equipment or transmission failure, or other causes reasonably beyond its control. This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12. Merger. Any banking association or corporation into which the Escrow Agent may be merged, converted or with which the Escrow Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any banking association or corporation to which all or substantially all of the corporate trust business or escrow business of the Escrow Agent shall be transferred, shall succeed to all the Escrow Agent's rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

The Issuer:
REAGAN PARK SENIOR LIVING, LLC

By: ______________________________
Thomas C. Smith, Manager

The Escrow Agent:
MERCHANTS BANK OF INDIANA

By: ______________________________

The Placement Agent:
DAVID A. NOYES & COMPANY

By: ______________________________

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Reagan Park Senior Living, LLC pursuant to Regulation A in connection with a proposed offering of 9.0% Unsecured Debentures due December 31, 2017 and Warrants to Purchase Membership Units to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

DAVID A. NOYES & COMPANY

By: /s/ John C. Reed

Printed: John C. Reed

Title: President–Investment Banking Group

Date: December 3, 2012

Jarod Brown, Attorney at Law

P.O. Box 4193 ¦ Carmel, Indiana 46082 ¦ Tel: 317.417.3822 ¦ ljarod.brown@gmail.com

December 21, 2012

Reagan Park Senior Living, LLC
301 E. Carmel Dr., Suite C300
Carmel, IN 46032

Ladies and Gentlemen:

We have acted as counsel to Reagan Park Senior Living, LLC ("Reagan Park"), in connection with the preparation and filing of the Regulation A Offering Statement on Form 1-A with the Securities and Exchange Commission and the securities regulatory authorities of various states authorizing Reagan Park to offer and sell (i) up to $2,500,000 of 9% Unsecured Debentures due December 31, 2017 (the "Debentures"); (ii) Warrants to purchase Class C Units of Reagan Park at a price of $50 per unit (the "Warrants"); and (iii) by virtue of exercise of the Warrants, Class C Units of Reagan Park (the "Units").

As counsel to Reagan Park, we have examined the Articles of Organization and Operating Agreement of Reagan Park, and such other documents and records of Reagan Park and certificates of other public officials as we have deemed necessary or appropriate for this opinion. In our examination, we assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity of certified or photostatic copies to the original documents, and the due authorization execution and delivery of all documents.

Based solely upon the foregoing documents and examination, and subject to the foregoing limitations and qualifications, we are of the opinion that (i) when sold, the Debentures will be binding obligations of Reagan Park, and (ii) the Warrants and Units to be issued in connection with the offering have been duly authorized, and when issued, shall be validly issued and outstanding, fully paid an non-assessable.

This opinion is being issued solely for the benefit of Reagan Park in connection with the offering, no other person or entity may rely upon this opinion without the prior express written consent of Jarod Brown, attorney at law. This opinion is based upon our knowledge of the law and facts as of the date hereof, and we assume no duty to update our opinion after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Regulation A Offering Statement.

Very Truly Yours,

L. Jarod Brown
Attorney at Law

MARKET STUDY

REAGAN PARK
PROPOSED ASSISTED LIVING AND GARDEN HOME COMMUNITY
NWQ OF RONALD REAGAN PARKWAY AND
EAST COUNTY ROAD 100 NORTH
AVON, INDIANA

Prepared for

P/R Mortgage & Investment Corporation

By

TERZO & BOLOGNA, INC.

TERZO BOLOGNA INC.

Real Estate Counselors and Appraisers

M. Brad Beerbower, MAI
Raymond V. Bologna, MAI, CRE, FRICS
Kevin J. Hartman, MAI
Erick P. Landeen, MAI
Brenda D. Makarov, MAI
Susan P. Shipman, MAI
Frederick C. Terzo, MAI, CRE, FRICS

William L. Armstrong, MAI
Andrew J. Exline, MAI
William B. Wooley, MAI

September 28, 2011

Mr. Jeff Spahn
P/R Mortgage & Investment Corporation
11711 N. Meridian Street, Suite 528
Carmel, IN 46032

RE: Market Study
Reagan Park
Proposed Assisted Living & Garden Home Community
NWQ of Ronald Reagan Parkway and East CR 100 North
Avon, Indiana

Dear Mr. Spahn:

This will serve to transmit our analysis of the market setting for the subject property.

The subject is a proposed garden home and assisted living facility. Other garden home and assisted/independent living properties within the primary market area, which comprises Hendricks County, were compared against the background of the proposed character and use of the subject. The market overall appears to be relatively strong, with relatively high levels of occupancy in similar assisted living facilities (ALF) and garden home communities (GH).

The conclusion that is reached in the analysis that follows is that the subject as proposed will be supported in its market area.

8606 Allisonville Road
Suite 205
Indianapolis, IN 46250

317-849-9925
FAX: 317-849-9978

www.terzo.com

Email: indyquotes@in.terzo.com

OFFICES IN:

Indianapolis, Indiana

Detroit, Michigan

Based on the proposed number of units and related amenities, the subject is in-line with typical assisted and independent living developments and is, thus, well placed in the category. Overall, it appears the subject would be readily acceptable by the market at large and will be supported based on supply and demand factors.

This market study is based on the following extraordinary assumptions and hypothetical conditions.

- **The entire Reagan Park Senior Living development is proposed for development within a rectangular-shaped, 25.0-acre site located within the northwest quadrant of Ronald Reagan Parkway and East County Road 100 North. In addition to the proposed subject assisted living facility (ALF) and senior independent living garden homes (GH), other proposed developments include senior apartments, a skilled nursing facility, and a medical office building. A survey for the entire 25.0-acre site was provided to the appraisers, but no survey for just the land that will support the subject ALF and GHs has been conducted. According to the owner, parcel number 32-08-31-476-004.000-031 generally reflects the subject site. According to the Hendricks County Assessor, the site of this site is 7.16 acres. Since no survey is available for this site, the size is considered to be an extraordinary assumption. Any variation to this assumption could require an adjustment to the conclusions in this analysis.**
- **Construction plans for the subject improvements have not yet been completed. Thus, the description of the improvements is based on information provided by ownership and a review of plans for a similar senior development. The subject floor plans are reported to be identical to units at Sugar Grove in Plainfield, which is a comparable property, and to a planned ALF and GH development in Bloomington, Indiana, called Gentry Park. The exteriors and interior finishes are reported to be similar to these properties. However, these two properties are both larger than the proposed subject. Thus, the exact area of the proposed subject improvement is not known. Gross square footages are thus based on initial developer estimates. This analysis assumes that the subject will be constructed as described in this report, and assumes that the size will be relatively similar to the current estimate. This represents an extraordinary assumption. Any variation to this assumption could require an adjustment to the conclusions in this analysis.**
- **A rough site plan was provided to the appraisers. This plan, however, does not clearly indicate the location of the garden homes in relation to the ALF, and does not indicate the quantity of parking. The developer stated that a more detailed site plan has not yet been created, but the garden homes will be in close proximity to the ALF. It is assumed for this**

analysis that the final site layout will provide good functionality for both the ALF and the garden homes. Furthermore, it is assumed that the parking will be adequate for the proposed improvements and to code. These represent extraordinary assumptions. Any variation to this assumption could require an adjustment to the conclusions in this analysis.

This letter must remain attached to the report that follows in order for the opinions set forth to be considered valid.

Sincerely,

Steve Hurst, Jr.
Indiana Certified General Appraiser - #CG40600103
for Terzo & Bologna, Inc.

Frederick C. Terzo, MAI, CRE, FRICS
Indiana Certified General Appraiser - #CG69100042
for Terzo & Bologna, Inc.
Did Not Inspect Subject

TABLE OF CONTENTS

PROLOGUE

SECTIONS

ANNEX


Chicago
Wheaton
Aurora
Naperville
Bolingbrook
Oak Lawn
Orland Park
Tinley Park
Joliet
Gary
Hammond
South Bend
Fort Wayne
Lafayette
Champaign
Muncie
Anderson
Fishers
SUBJECT
Indianapolis
Terre Haute
Bloomington
Middletown
Hamilton
Cincinnati
Louisville
Frankfort
Lexington
Evansville
Owensboro
BLUE GRASS PKWY
DeLORME
Data use subject to license
© DeLorme DeLorme Street Atlas USA® 2009
www.delorme.com
MN (4.2° W)
mi
0 10 20 30 40 50
Data Zoom 6-6

328

STATE SETTING


Whitestown
Carmel
Zionsville
Eagle Creek
Nora
Fuller Field
Rockey Field
New Augusta
Grandview
Pittsboro
Eagle Creek Park
Eagle Creek Reservoir
Rocky Ripple
Dunbar Field
Brownsburg
Clburn
Bramble
Eagle Creek Airpark
Lindley Private
Speedway
Speedway
SUBJECT
AVON RD
N GIRLS SCHOOL RD
West Fork White River
Indianapolis
Avon
Hendricks County-Gordon Graham Field
Bridgeport
Beech Grove
West Fork White River
KENTUCKY AVE
Plainfield
Cartersburg
DWIGHT D EISENHOWER HWY
KENTUCKY AVE
Camby
Southport
BLACK ROCK RD
West Newton
S MERIDIAN ST
Cooper
Greenwood Muni
Mooresville
Greenwood
West Fork White River
Thorn Field
Monrovia
DELORME
Data use subject to license
© DeLorme. DeLorme Street Atlas USA® 2009
www.delorme.com
MN (4.2° W)
mi
0 1 2 3 4 5
Data Zoom 10-0

329

REAGAN PARK

AVON, IN

Reagan Park Senior Living

Assisted Living and Memory Care Facility Design



REAGAN PARK

AVON, IN

Reagan Park Senior Living
Independent Living Garden Home Design



1. SUMMARY OF MAJOR FINDINGS & CONCLUSIONS

SCOPE OF THE MARKET STUDY AND INTENDED USERS

This study of the market setting and prospects for the proposed Reagan Park senior garden home and assisted living facility, located at NWQ of Ronald Reagan Parkway and East CR 100 North in Avon, Indiana, has been prepared for the client, P/R Mortgage Corp, as a step in the possible financing of the proposed development. No other use of this market study is intended. Use of this report by others is not intended by the appraiser.

The scope of the study included inspection of the subject site, review of preliminary development drawings, inspection of the comparable properties, and inspection of additional properties as required to fully understand the competitive climate surrounding the subject.

This market study is based on findings of a field survey of the competitive set in September 2011. Additional analytic data was provided by the Indiana Department of Health, the U.S. Census Bureau, Indiana Department of Workforce Development, as well as demographic data provided by Site To Do Business Online. In addition, data provided by the property owner and developer were analyzed and key market participants were interviewed as part of the market study process.

PROJECT DESCRIPTION

The subject is a proposed senior living community, consisting of a 7.16 net acre site that is to be improved with a 78-unit assisted living facility (ALF), and three garden home (GH) buildings with 18 total units. Construction is scheduled to begin in May 2012, with a 10-month construction period resulting in a planned opening March 2013. Of the 78 ALF units, 30 will be located within a dedicated memory care wing. Features and amenities of the subject ALF include 24-hour nursing staff on site, an emergency response system throughout the development, scheduled transportation, a full service restaurant, theater, fitness center, ice cream parlor, beauty salon and barber, free laundry facilities, lounges, computer center, library, walking paths, fishing pond, and putting green.

The assisted living facility component is to be licensed by the Indiana State Department of Health (ISDH) for 100 residential care beds, allowing for single occupancy in all studio and companion suites and double occupancy in each one and two-bedroom units. The ALF will contain two distinct components with in the facility: conventional ALF and memory care ALF. The 48-unit conventional ALF component will contain studio, one and two-bedroom units. These units all contain a kitchenette with cabinetry, countertop, single-basin sink, microwave and refrigerator, as well as a private full bathroom with toilet, vanity with sink, shower. Residents of these units will receive three meals per day, weekly housekeeping and linen service, activities, scheduled transportation, all maintenance and utilities included, emergency call system, and access to additional services. Assistance with activities of daily living (ADL's) is also available for additional fees depending on the level of assistance needed. The 30-unit memory care ALF component will contain studio and companion units (private sleeping area with a shared bathroom) in which residents receive the same services as the conventional ALF component and will also receive additional supervision, behavior monitoring, specialized activities geared toward residents with Alzheimer's and dementia, and assistance with all activities of daily living (ADL's) to include bathing, dressing, eating, medication administration, verbal cueing, and incontinence care.

The garden home units will be contained with three buildings, with each building containing six units. Each building will contain two (2) one-bedroom/one-bath units, two (2) two-bedroom/one-bath units, and two (2) two-bedroom/two-bath units. Each unit will have a full kitchen with refrigerator, range, and dishwasher, the appropriate number of bedrooms and bathrooms, washer/dryer, sunroom, emergency call system, patio, and front porch. In addition, all of the two-bedroom units have attached one-car garages. The base rent includes all utilities and maintenance and access to all amenities and services at the adjacent ALF facility, such as activities, scheduled transportation, and access to the fitness center. Residents can also receive housekeeping services and dining services for additional fees.

As a senior community with assisted living and garden home components, the subject is within an emerging spectrum in elderly housing, stretching from independence to dependence, or from empty-nester homes to hospital facilities. One of the fastest growing segments of the population in the United States is that of people older than 75 years of age. As this population segment grows, the housing options available to members of this group must likewise grow. Until recently, the major choices for the elderly housing market were expensive resort retirement centers or nursing homes. However, to meet increased demand, new forms of elderly housing have incorporated services such as meals, social activities, transportation, linens and housekeeping. Also available in some facilities are personal, intermediate, or skilled nursing care and if needed, a nearby hospital to provide medical or emergency care. The facilities available today can range from a minimum, represented by a non-congregate senior apartment and single-family dwellings, to the maximum of care and service offered in intermediate and skilled nursing facilities.

Market Area

In order to determine the market area for the subject property, discussions with representatives of identified competitors were interviewed, as well as the subject developer. A majority of respondents indicate a market area that includes Hendricks County.

As the subject is located in Avon, Indiana, which is within Hendricks County, the majority of residents will likely come from the immediate area. The population of Hendricks County is most heavily weighted at the east part of the county. In fact the three largest cities or towns in Hendricks County – Plainfield, Brownsburg, and Avon – are all located less than four miles from the Marion County border. These three communities are primary bedroom communities on the west side of the Indianapolis MSA. Except for one property in Danville and one property in Camby, all of the comparable properties are located in these three cities/towns. Although some inflow from outside Hendricks County is anticipated, such as the west side of Marion County, this inflow is offset by anticipated outflow of seniors in Hendricks County to other markets.

Based on the discussions with current market participants and the subject developer, the market area for the subject is determined to be Hendricks County.

The market area had a total population of 104,093 persons in 2000. The area has an estimated population of 143,458 in 2010 and is forecast to increase to 158,311 persons in the year 2015, or 2.1% annually, according to demographic data provided by Site To Do Business Online. This indicates a high growth area.

The market area definition is shown on the map, which follows.


Lebanon
Dale
Boone County
Whitestown
Advance
New Ross
Zionsville
Jamestown
Ladoga
Lizton
New Augusta
Grandview
North Salem
Pittsboro
Roachdale
Eagle Creek Reservoir
Brownsburg
Eagle Creek Airpark
Speedway
SUBJECT
Bainbridge
Danville
Avon
Hendricks County-Gordon Graham Field
Bridgeport
Plainfield
Cartersburg
Coatesville
Amo
Clayton
Fillmore
Camby
West Newton
Putnam County
Stilesville
Mooresville
Keller Hill
West Fork White River
Monrovia
Bunker Hill
Waterloo
Brooklyn
Cloverdale
Eminence
Pams Place
Little Hurricane Hill
Lewisville
Quincy
DELORME
Data use subject to license.
© DeLorme. DeLorme Street Atlas USA® 2009.
www.delorme.com
MN (4.1° W)
mi
0 1 2 3 4 5 6 7 8 9
Data Zoom 9-4

335

Competition

There are nine existing facilities in the subject's market area that provide independent living and/or assisted living services to residents. Of the nine, five offer assisted living only and four offer assisted living and independent living. All of the independent living options are in the form of garden homes. In addition, two of the competitive facilities also offer skilled nursing care. Currently, the nine ALF properties within the market area have 447 occupied units out of a total of 557 units, or 80.3 percent. However, one property with 116 ALF units has been open less than one year and is not yet stabilized. Excluding this property from the total, market occupancy is 85.9 percent.

The market area has four facilities that provide senior garden homes for lease. These have a total of 80 units, 60 of which are currently occupied (75.0 percent). The majority (48 units) of the garden homes are located at Sugar Grove, which has been open less than one year and is not yet stabilized. The other three comparables indicate occupancy levels between 85 and 90 percent.

Demand Estimate for Garden Home and Assisted Living Units

Population trends suggest relatively rapid overall population growth in the market. The population trend is even higher for 65+ age cohort. As a new facility, the subject is expected to capture some of the market share from existing facilities (step-up demand), as well as provide additional supply to the likely pent-up demand in the market, and absorb to 91.7 percent stabilization within 35 months after completion. This estimate is based on an estimated completion date of March 2013.

2. INTRODUCTION TO THE LONG TERM CARE INDUSTRY

Because of the national trend in the United States is toward an increasingly aging population, the market for senior housing is growing. Along with the growth is an evolution, which is occurring in the type of facilities, which are available. It is therefore crucial when discussing care facilities aimed at seniors, that the type of facility analyzed is classified in accordance with one of the commonly defined product types. Communities are categorized in relation to the product or services provided. Essentially, facilities vary based on the provision of five types of product or services.[1]

1. Real Estate - the provision of a basic housing unit

2. Basic Services - these services would include convenience-oriented services for active seniors such as meals, transportation, or housekeeping.

3. ADL Care - These services are "Activities of Daily Living" and refer to needs, which relate to such basic tasks as bathing, dressing, toilet use, transferring, or eating.

4. IADL Care - This level of services is known as "Instrumental Activities of Daily Living" and refers to assistance with activities resulting from some level of cognitive impairment. IADL Care is aimed at such things as assistance with finances, telephones, shopping, and money management.

5. Medical Care - As the name implies, this assistance relates to the treatment of specific diseases or in handling non-ambulatory patients; this level of assistance requires some form of medical training on behalf of the provider.

The provision of these products and services results in the various communities and facilities, which form the myriad of alternatives for serving the elderly population. The types of senior communities, which service these needs, fall into five basic categories.

[1] "The Investment Case for Senior Living and Long Term Care Properties in an Institutional Real Estate Portfolio", 1997, Price Waterhouse LLP

Active Adult Communities: For-sale single-family homes, townhomes, cluster homes, mobile homes and condominiums with no specialized services, restricted to adults at least 55 years of age or older. Rental housing is not included in this category. Residents generally lead an independent lifestyle; projects are not equipped to provide increased care as the individual ages. May include amenities such as clubhouse, golf course and recreational spaces. Outdoor maintenance is normally included in the monthly homeowner's association or condominium fee.

Senior Apartments: Multifamily residential rental properties restricted to adults at least 55 years of age or older. These properties do not have central kitchen facilities and generally do not provide meals to residents, but may offer community rooms, social activities, and other amenities.

Independent Living Communities: Age-restricted multifamily rental properties with central dining facilities that provide residents, as part of their monthly fee, access to meals and other services such as housekeeping, linen service, transportation, and social and recreational activities. Such properties do not provide, in a majority of the units, assistance with activities of daily living (ADLs) such as supervision of medication, bathing, dressing, toileting, etc. There are no licensed skilled nursing beds in the property.

Assisted Living Residences: State regulated rental properties that provide the same services as independent living communities listed above, but also provide, in a majority of the units, supportive care from trained employees to residents who are unable to live independently and require assistance with activities of daily living (ADLs) including management of medications, bathing, dressing, toileting, ambulating and eating. These properties may have some nursing beds, but the majority of units are licensed for assisted living. Many of these properties include wings or floors dedicated to residents with Alzheimer's or other forms of dementia. A property that specializes in the care of residents with Alzheimer's or other forms of dementia that is not a licensed nursing facility should be considered an assisted living property.

Nursing Homes: Licensed daily rate or rental properties that are technically referred to as skilled nursing facilities (SNF) or nursing facilities (NF) where the majority of individuals require 24-hour nursing and/or medical care. In most cases, these properties are licensed for Medicaid and/or Medicare reimbursement. These properties may include a minority of assisted living and/or Alzheimer's/dementia units.

CCRCs: Age-restricted properties that include a combination of independent living, assisted living and skilled nursing services (or independent living and skilled nursing) available to residents all on one campus. Resident payment plans vary and include entrance fee, condo/coop and rental programs. The majority of the units are not licensed skilled nursing beds.

The long-term care industry is highly competitive, reflecting relatively low barriers to entry for certain facility types in some markets and continuing health care cost containment pressure. Moreover, there can be an overlap in the type and extent of services provided, especially in the areas of skilled nursing and assisted living. This is the case, for example, with respect to services directed to residents in various stages of memory care. Skilled facilities are increasingly adding or converting wings devoted to memory care residents. Assisted living facilities similarly often offer such care under extended support or additional care programs.

The Assisted Living Federation of America (ALFA) cites a census count of 6.5 million older people needing assistance with daily living activities. That number is expected to double by the year 2020. More than one million persons live in an estimated 20,000 assisted living residences, according to ALFA.

Against this background of forecast growth nationwide, the characteristics of the subject and its immediate market are considered.

339

3. PROJECT DESCRIPTION

The ensuing pages will generally describe the subject project as proposed, its setting in its market area, its neighborhood, and the health care related facilities in the immediate area.

SUBJECT DESCRIPTION

The subject site is located along the north side of East County Road 100 North just west of its intersection with Ronald Reagan Parkway. The site is located in Avon, Indiana, which part of the western MSA of Indianapolis, Indiana, the state capital. The subject site is 7.16 acres that is to be developed with a 78-unit assisted living facility (ALF) and three garden home (GH) buildings with 18 total units. Of the 78 ALF units, a secured 30-unit wing will be dedicated to memory care. The subject is part of the larger planned Reagan Park Senior Living development that will also include subsidized senior apartments, a skilled nursing facility, and a medical office building. The subsidized senior apartments are currently under construction while the skilled nursing facility and medical office building are planned for future development.

SUBJECT SETTING

The Avon/Hendricks County Area

The Town of Avon is located in Washington Township of Hendricks County. Specifically, it is located just over the Marion County / Hendricks County line, six miles west of the I-465 Beltway. Avon was incorporated into a town in 1996. The incorporated area generally includes the area surrounding the intersection of Dan Jones Road and U.S. Highway 36. Currently, the area falls within the general jurisdiction of Hendricks County and will be discussed accordingly.

Population

The table, which follows, summarizes the overall population position of the town of Avon and Hendricks County.

Historical Population Data				
	1990	2000	2010	2015
Town of Avon	3,054	6,248	9,113	10,445
Hendricks County	75,734	104,093	143,458	158,311

Source: US Census and Site To Do Business Online

The Town of Avon accounts for approximately 6.4 percent of Hendricks County and must be considered in terms of the surrounding area. Hendricks County population increased by 3.2 percent per year from 1990 to 2000 and increased by 3.8 percent per year from 2000 to 2010. Hendricks County population is forecasted to grow by 2.1 percent per year from 2010 through 2015. Avon is forecasted to grow by 2.9 percent per year during that same time period.

Economic Base and Employment

The economic base within Hendricks County is predominantly service and retail trade oriented. The ten largest employers in Avon are as follows:

Employer	Employees
Avon Community Schools	765
Harlan Bagel Supply Company	330
Lowe's	150
Avon Healthcare Hendricks County	131
O'Charley's, Inc.	125
Phoenix Fabricators & Erectors	125
Aqua Systems	100
Heartland Healthcare BR	100
CSX Transportation Inc.	80
Steak 'n Shake	79

Source: Hendricks County Economic Development Partnership

Some of the largest employers in Hendricks County are as follows:

Employer	Employees
Hendricks Regional Health	1,420
Q-Edge/Foxconn	1400
Duke Energy	1125
Ozark Automotive Distributors	600
Brightpoint	600
Harlan Bakeries	537
HomeGoods/TJX Companies Distribution Center	502
Ozburn-Hessey Logistics	500
Ryder/Whirlpool Distribution Center	500
CEVA Logistics	400
Epson America	375
Steel Dynamics	370
TNT Logistics	325
Dick's Sporting Goods	300
Eby-Brown Co, LLC	300
Engineered Bar Products Div	300
ADESA Indianapolis	250
ArvinMeritor Inc.	250
Conway Freight	220

Source: Indy Partnership (2009)

It is noted that many Hendricks County residents commute to nearby Indianapolis for employment. Growth in Avon and Danville is generated by economic growth in the southwest quadrant of Indianapolis, to include the areas around the Indianapolis International Airport.

Employment

Data provided by the Indiana Department of Workforce Development indicates a July 2011 unemployment rate for Hendricks County of 6.9 percent. This can be compared to the Indianapolis MSA rate of 8.0 percent, the Indiana rate of 8.6 percent, and the U.S. rate of 9.3 percent.

Government

As previously discussed, the Town of Avon was recently incorporated. The town government consists of a five-member town council, a Town Manager, a Town Judge, and an elected Clerk-Treasurer. Avon has a town Planning Board as well as a county Planning Board. In addition, they have a Building Commissioner and a Zoning Appeals Board.

Utilities

Avon has electric power supplied by Duke Energy (formerly Cinergy/PSI), Hendricks Power Cooperative and Indianapolis Power & Light Company. Vectren (formerly Indiana Gas Company) supplies natural gas. Water in Avon is provided by the Indianapolis Water Company, and sewerage is provided by West Central Conservatory District. AT&T (formerly SBC/Ameritech) provides telephone service.

The School System

Public schooling is available from kindergarten through high school throughout the county. Avon is served by eight educational facilities (one high school, one middle school, one intermediate school and five elementary schools).

Summary

In brief, Hendricks County and the Avon area can be categorized as one in which population growth has been relatively rapid in comparison to other areas in the Indianapolis MSA. The economic climate is generally good with high levels of employment. As Avon is only located six miles west of Indianapolis, population and economic patterns are in large part dictated by the Indianapolis MSA. Avon is accessible to I-465 and I-65. It is located approximately eight miles from the Indianapolis International Airport. The overall economic outlook for Hendricks County and the Town of Avon is positive.

Subject Neighborhood

The subject is located on the east side of Avon approximately one mile west of the Hendricks/Marion County border. The neighborhood includes a number of single and multifamily developments with most commercial activity located along US 36. Uses along US 36 include big box retailers, restaurants, supermarkets, freestanding retail, and community shopping centers.

The neighborhood boundaries can generally be defined as Raceway Road to the east, the CSXT railroad to the south, State Road 267 to the west, and East County Road 200 North to the north. Access to the area is very good. US 36 is a major east/west corridor on the west side of the Indianapolis MSA, and SR 267 extends north from the neighborhood to Interstates 74 and 65 and south from the neighborhood to Interstate 70. In addition, Ronald Reagan Parkway extends through the neighborhood. Currently, Ronald Reagan Parkway has been constructed in pieces in Hendricks County only. The long-term plan for this parkway, however, is to form an outer access ring around the Indianapolis MSA. Currently an overpass is under construction at the south end of the neighborhood that will link Ronald Reagan Parkway in Avon and Plainfield.

Uses immediately surrounding the subject include single family residential to the south, new senior apartment construction to the east, and vacant land to the north and west. Development in this immediate area is relatively new except for some older single-family dwellings.

Significant commercial development can be found along US 36 (Rockville Road), which is approximately one mile south of the subject site. Several big box retailers are located along US 36 as it extends through the neighborhood including Meijer, Target, Menard's, Best Buy, Office Depot, Wal Mart Supercenter, and Lowe's. In addition to these larger retailers, the US 36 corridor features multiple multitenant neighborhood and community shopping center with generally strong occupancy levels. Several freestanding retail developments are also location throughout the neighborhood. Some neighborhood based retail development can also be found at the intersection of East CR 100 North and State Road 267.

In addition to retail and commercial development, the subject neighborhood features several office developments, both single and multitenant. Most of these developments are also found along US 36, although some smaller office improvements can be found along other major thoroughfares, such as SR 267 and Dan Jones Road. Office occupancy is typical to slightly better than the Indianapolis MSA office market.

The subject neighborhood also features two large medical developments. Approximately one-quarter mile east of the subject site within the northeast quadrant of Ronald Reagan Parkway and East CR 100 North is Indiana

University Health West Hospital. This is a full service, 129-bed hospital that is less than 10 years old. A sample of specialties at this hospital are women's health, oncology, pediatrics, emergency care, diagnostics, surgical services, and rehabilitation services. In addition, the neighborhood features an Avon campus of Hendricks Regional Health, which is based in Danville. The Avon campus features a Cancer Center, immediate care, surgery center, and lab and radiology services.

Location:	Suburban
Built Up:	Approximately 80-85%
Growth Rate:	Stable to slight growth
Property Values:	Generally stable to slightly decreasing
Demand/Supply:	Generally in balance
Predominant Occupancy:	Combination of single user and multi-tenant
Adjoining Uses:	Single family residential, multifamily residential (under construction) and vacant land
Vacancies:	Estimated at ten to fifteen percent
Land Use Change:	The neighborhood has vacant land available for development, although the housing market in the Indianapolis MSA is not favorable for new development at this time. New development is likely to first be seen near Ronald Reagan Parkway as it is extended over time.

	Good	Avg.	Fair	Poor
Employment Stability		X		
Convenience to Employment		X		
Convenience to Shopping		X		
Convenience to Schools		X		
Recreation Facilities		X		
Adequacy of Utilities		X		
Property Compatibility		X		
Protection from Detrimental Conditions		X		
Police & Fire Protection		X		
General Appearance of Properties		X		
Appeal to Market		X		


S GREEN ST
AVON RD
N CR 900 E
N RACEWAY RD
Speedway
E CR 200 N
E CR 100 N
SUBJECT
IU HEALTH WEST HOSPITAL
HENDRICKS REGIONAL HEALTH - AVON
Lake View
Avon
Lake Forest
E CR 100 S
S CR 900 E
S CR 1050 E
Tremont
Jameson Camp
Bridgeport
DELORME
Data use subject to license.
© DeLorme. DeLorme Street Atlas USA® 2009.
www.delorme.com
MN (4.2° W)
0 ¼ ½ ¾ 1 1¼ mi
Data Zoom 12-1

NEIGHBORHOOD MAP



LOOKING EAST ALONG EAST CR 100 NORTH FROM SUBJECT



LOOKING WEST ALONG EAST CR 100 NORTH FROM SUBJECT

Health Care/Medical Development in the Subject's Immediate Area

The subject has a very close proximity (approximately one-quarter mile) to Indiana University Health West Hospital. In addition, the subject is approximately a five-minute drive from the Avon campus of Hendricks Regional Health. Other medical offices can be found along US 36. The proximity of these health care facilities is a benefit to the subject, particularly the ALF.

Summary

The subject's immediate area within the larger market area is relatively stable. Avon has been one of the larger growth markets in the Indianapolis MSA over the past 10 years, although growth has slowed somewhat due to the national economic downturn. Because of the growth, however, this area has weathered the economic storm better than other areas in the Indianapolis MSA. The subject has substantial retail and commercial development offering a variety of services. In addition, the subject neighborhood has good medical facilities available to local residents. This is obviously important to a senior housing development. Continued stability with slow growth is projected for the subject neighborhood.

SUBJECT SITE DESCRIPTION

The following description of the subject site is based on public records, information provided by the owner, and observations made on the date of inspection. In addition, a survey produced by American Structurepoint, Inc., identified as Job No. 20091410, dated November 3, 2010, was provided to the appraisers. However, this survey is for the entire 25.0-acre site that is proposed to be developed with all phases of the Reagan Park Senior Living development, not just the subject site.

Site Size:	7.16 net acres- according to public records and subject ownership (see extraordinary assumption)
Frontage/Depth:	The site has frontage along the north side of East CR 100 North
Configuration:	Irregular
Topography:	Generally level
Wetlands:	None apparent
Environmental Issues:	The appraiser observed no obvious signs of environmental problems. Terzo & Bologna appraisers are not environmental analysts. The client should retain competent counsel on these issues as it may deem appropriate. An environmentally acceptable site is presumed for valuation purposes.
FEMA Flood Hazard Rating:	Zone X; FEMA maps by Interflood #18063C0186D and 18063C0190D, dated September 25, 2009.
Ingress and Egress:	Access to the subject site will be provided via two points along the access road to be constructed that will extend north from East CR 100 North. It appears that the subject will also have ingress/egress easements with the proposed developments to its north (skilled nursing facility) and south (medical office building) when they are constructed.
Apparent Easements or Encroachments:	It appears from the provided marketing site plan that the subject will have ingress/egress and perhaps parking easements with the proposed developments to its north (skilled nursing facility) and south (medical office building). These are considered typical within a planned unit development. No other easements or encroachments were observed.

Utilities:	• Municipal water and sewer • Electricity • Natural gas • Telephone • Cable service
Parking:	A detailed site plan with exact parking configuration was not provided to the appraisers. However, it is known that all two bedroom garden home units will have a private driveway and one-car garage, and all one-bedroom units will have a private driveway. It is assumed for this analysis that parking will be sufficient and to zoning code for the development (see extraordinary assumptions).
Overall Utility of Site:	The site has no unusual physical characteristics that would restrict development.
Assumed Improvements to Site:	• Concrete drives and walks • Site lighting • Site signage • Typical landscaping with grass, small shrubs, and some trees



LOOKING WEST AT SUBJECT SITE FROM ACCESS ROAD



LOOKING SOUTH AT SUBJECT SITE FROM ACCESS ROAD



LOOKING NORTHWEST AT SUBJECT SITE FROM ACCESS ROAD



RETENTION POND AT SOUTH END OF SITE


ADJOINER: FARMLAND RESERVE, INC. INSTR. NO. 200500000085 PART OF TRACT A
N88°35'36"E – 976.35' (M)
978.03' (D)
SUBJECT: LBG-2 LLC INSTR. NO. 200801831 25.006 ACRES ±
NO1°09'54"W – 1,142.28'
NO1°09'54"W – 817.28'
SO1°05'15"E – 1092.29'
SO1°05'15"E – 50.00'
S88°35'36"W – 500.00'
474.49' (D)
N88°35'36"E – 2856.85'
C.R. 100N (10TH STREET)
POINT OF BEGINNING
ADJOINER: LARRY G. CLARK & ANITA R. CLARK INSTR. NO. 200000008686
ADJOINER: JAMES W. SMITH & JUDITH A. SMITH BOOK 308, PAGE 144
EAST EDGE OF BEAN FIELD
FENCE END/GRASS LINE 4.5'E
FENCE END/GRASS LINE 3.1'E
FENCE CORNER 3.9'E
FENCE CORNER 3.5'E
FENCE CORNER 3.4'E
PIPELINE MARKER 8.7'W
PIPELINE MARKER 5.1'S
UTIL. POLE 5.0'S
UTIL. POLE 5.9'S
SW CORNER OF SE ¼ OF SECT. 31, T. 16N, R. 2E COUNTY SURVEYOR MONUMENT FOUND 3" BELOW GRADE
SE CORNER OF SE ¼ OF SECT. 31, T. 16N, R. 2E 1" DIA. IRON PIN IN CONC. FOUND


SITE

VICINITY MAP
NOT TO SCALE

SCALE 1"=100'

201025619 2
201025619
PAUL T HARDIN
HENDRICKS COUNTY RECORDER
11/09/2010 02:09:39PM

LEGEND

	GUY WIRE
	SATELLITE DISH
	SIGN
	LIGHT POLE
	GAS MARKER
	UTILITY POLE
	TELEPHONE MANHOLE
	TELEPHONE MARKER
	TELEPHONE POLE
	TELEPHONE PEDESTAL
	WATER VALVE
	DRAINAGE MANHOLE
	GUARD POST
	FIRE HYDRANT
ohe	OVERHEAD ELECTRIC LINE
e	BURIED ELECTRIC LINE
t	BURIED TELEPHONE LINE
oht	OVERHEAD TELEPHONE LINE
w	BURIED WATER LINE
g	BURIED GAS LINE
cmp	CORRUGATED METAL PIPE
rcp	REINFORCED CONCRETE PIPE

LEGAL DESCRIPTION
Instrument Number 200801831

Part of the Southeast Quarter of Section 31, Township 16 North, Range 2 East, Hendricks County, Indiana, described as follows:

Commencing at the Southeast corner of said Section 31; thence South 88 degrees 35 minutes 36 seconds West along the south line thereof a distance of 1164.21 feet to the Point of Beginning; thence continuing South 88 degrees 35 minutes 36 seconds West along said south line a distance of 474.49 feet to the Southeast corner of a tract of land described in a deed to Jerry and Maureen Alexander as recorded in Deed Book 249, page 25 in the Office of the Recorder of Hendricks County; thence North 01 degrees 09 minutes 54 seconds West along the east line of said tract a distance of 325.00 feet to the northeast corner thereof, thence continuing North 01 degrees 09 minutes 54 seconds West a distance of 817.28 feet; thence North 88 degrees 35 minutes 36 seconds East parallel with the south line of said Southwest Quarter a distance of 976.03 feet to the west line of the East Half of the East Half of said Southeast Quarter; thence South 01 degrees 05 minutes 15 seconds East along said west line a distance of 1092.29 feet to a point distant 50.00 feet north of the aforesaid south line, thence South 88 degrees 35 minutes 36 seconds West parallel with said south line a distance of 500.00 feet; thence South 01 degrees 05 minutes 15 seconds East parallel with the aforesaid west line a distance of 50.00 feet to the Point of Beginning, containing 25.00 acres, more or less.

Notes.

The underlined 25 in the description above is a typo in the subject deed and should should be 105.

The underlined Southwest in the description above is a typo in the subject deed and should be Southeast.

I affirm, under penalties for perjury, that I have taken reasonable care to redact each Social Security number in this document, unless required by law. Michael J. Smith

ALTA/ACSM LAND TITLE SURVEY
PROPERTY ON COUNTY ROAD 100 NORTH
AVON, INDIANA

PREPARED FOR:
LEO BROWN GROUP, LLC

MICHAEL J. SMITH REGISTERED No. 20500025 STATE OF INDIANA LAND SURVEYOR

AMERICAN STRUCTUREPOINT INC
7260 SHADELAND STATION
INDIANAPOLIS, IN 46256-3957
TEL 317 547 5580 FAX 317 543 0270
www.structurepoint.com

SCALE: 1" = 100'	REVISIONS		DATE	SHEET NO.
DATE: Nov. 3, 2010				1
DRAWN BY: CMM				
CHECKED BY: MJS	JOB NO. 20091410	ARCHIVE NO.		OF 2

353

REAGAN PARK

AVON, IN



4
1
2
2
DETENTION POND
0.76± Ac
DETENTION POND
0.93± Ac
3

Legend

1. Reagan Park Senior Living (Assisted Living, Memory Care, Independent Living)
2. Senior Apartments
3. Reagan Park Health Pavilion (Medical Office Building)
4. Reagan Park Health & Rehab (Skilled Nursing)

354

InterFlood by a la mode
www.interflood.com • 1-800-252-6633

Prepared for:
Terzo and Bologna inc

9800 E County Road 100 N
Avon, IN 46123-9013



Town of Avon
180520
31
32
T. 16 N.
T. 15 N.
ZONE X
Hendricks County
Unincorporated Areas
180415
ZONE X
0'
600'
1200'
1800'
2400'
FLOODSCAPE
Flood Hazards Map
Map Number
18063C0190D
Effective Date
September 25, 2009
Powered by FloodSource
877.77.FLOOD
www.floodsource.com

InterFlood by a la mode

www.interflood.com • 1-800-252-6633

Prepared for:
Terzo and Bologna inc

9800 E County Road 100 N
Avon, IN 46123-9013


32
ZONE X
Town of Avon
TOWN OF AVON
HENDRICKS COUNTY
0' 300' 600' 900' 1200'
FLOODSCAPE
Flood Hazards Map
Map Number
18063C0186D
Effective Date
September 25, 2009
Powered by FloodSource
877.77.FLOOD
www.floodsource.com


-30-62E-400-001
23-1-31-61E-476-003
23-1-31-61E-476-002
23-1-31-61E-476-004
ROW
12-2-05-52E-10
ROW
ROW
RHODES LN
400 ft

SUBJECT IMPROVEMENTS DESCRIPTION

No architectural plans were available as of the date of this market study. However, the developer did provide information on the number and type of units to be provided, floor plans for these units, and the proposed monthly rents for each unit type. In addition, the developer stated that the project layout and general building designs will be very similar to a different proposed project in Bloomington, Indiana, called Gentry Park. The subject is slightly smaller in size, and thus it is not intended to be an exact duplicate property. It has been assumed for this analysis, however, that these are representative of the proposed subject, and the description of the proposed improvement is based on this provided information. This analysis makes no representations as to the engineering aspects of the buildings, adequacy of the structural systems, or of the electric, HVAC equipment, and plumbing systems.

Property Overview

Number of Buildings:	Assisted Living: 1 Bldg	
	Garden Homes: 3 Bldgs	
	Total: 4 Bldgs	
Stories:	Assisted Living: One-story	
	Garden Homes: One-story	
Year Built:	It has been estimated for this analysis that construction would begin in May 2012 with completion of the first garden home units in February 2013 and completion of the entire project by March 2013.	
Gross Building Area (See extraordinary assumptions):	Assisted Living Building:	70,000 GSF
	Garden Home Buildings:	17,790 GSF
	Total:	87,790 GSF
Units per Acre:	13.4 units per net acre	

Unit Mix:

ALF Unit Mix		
Units	Type	Size (NRSF)
16	Studio/1BA	326
20	1BR/1BA	498
12	2BR/1BA	672
20	Studio/1BS - MC	329
10	Companion Suite - MC	260
78	Total	32,420

MC – Memory Care; Companion Suite NRSF is per person

Garden Home Unit Mix		
Units	Type	Size (NRSF)
6	1BR/1BA	742
6	2BR/1BA	1,012
6	2BR/2BA	1,211
18	Total	17,790

Garage not included in NRSF

Layout: The exact layout of the ALF building is not known since plans are not available yet. However, it is assumed that the ALF building will be typical for the market including an entry lobby, corridors, rental units, activity areas, offices, a central dining room and kitchen area, and a secured area for memory care including a separate eating area. The exact location of the garden home units in relation to the ALF is not yet known, but the owner/developer stated that they will be centrally located with easy access to the ALF.

Common Amenities: The exact number and type of amenities that the ALF building will contain has not been finalized. However, it is assumed that the amenities offered will be typical of other ALFs in the market including items such as outdoor courtyards, beauty/barber shop, theater, fitness center, coffee shop, bakery, ice cream parlor, full service restaurant, laundry facilities, dining rooms, chapel kitchen, activities rooms, lounges, sitting areas, nurses' stations, and administrative offices. The garden home residents have access to these amenities.

Building Features

Foundation:	Slab on grade foundation.
Support Structure:	Wood frame
Roof Type:	Hip and gable
Roof Cover:	Asphalt shingle
Facade:	Combination of face brick, stone veneer, fiber cement board siding, fiber cement shingle siding, and vinyl siding
Fenestration:	Single-hung, insulated glass windows
Plumbing:	Copper supply and PVC drain lines
Electric Service:	Adequate
Water Heaters:	Numerous gas hot water heaters throughout the buildings
HVAC:	Forced air heating and cooling for common areas, PTAC units in ALF units. Forced air heating and cooling in each of the GH units.
Fire Suppression Systems:	Sprinkler system in the ALF building. Fire extinguishers throughout the buildings.
Other Life Safety Systems:	Each resident unit is hard wired with a security alert system. Buildings have a smoke detection system, emergency lighting, exit lighting/signs. In the GH units, there are smoke detectors and an emergency pull cord alarm in the bathrooms.

Typical ALF Unit

Wall Finishes:	Painted drywall
Floor Finishes:	Carpeting throughout with resilient tile in the kitchenette, bathrooms and entry.
Ceiling Finishes:	Painted drywall
Kitchenette:	Conventional units have wood cabinetry, plastic laminate counter, stainless steel single basin sink, microwave and small refrigerator. The MC-ALF units do not have a kitchenette.
Bath:	All units have lavatory on vanity base, water closet, and barrier free shower with grab bars.
Lighting Fixtures:	Incandescent
Features:	The one and two bedroom units have a patio

Typical Garden Home Unit

Wall Finishes:	Painted drywall
Floor Finishes:	Carpeting throughout with resilient or ceramic tile in the kitchen, bathrooms and entry.
Ceiling Finishes:	Painted drywall
Kitchen:	All units have wood cabinetry, laminate counter, stainless steel sink, range, refrigerator, and dishwasher.
Bath:	All units have lavatory on vanity base, water closet, and a shower with tub.
Lighting Fixtures:	Incandescent
Features:	All units have a sunroom, front porch and patio

Overall Condition and Functionality of Site and Improvements

The subject has an average level of appeal and functional utility for a new senior living development in this market. Materials are of average-grade with an emphasis on reasonable quality.

The subject improvements are estimated to have an effective age of zero years with an economic life of 20 years for the site improvements and 60 years for the buildings.

REAGAN PARK

AVON, IN

Assisted Living Floor Plans



LIVING/
BEDROOM
15'-6" x 12'-6"
BATH

**STUDIO
APARTMENT PLAN**



LIVING
12'-6" x 20'
BEDROOM
10'-6" x 12'-6"
BATH

**1 BEDROOM
APARTMENT PLAN**

362

REAGAN PARK

AVON, IN

Assisted Living Floor Plans



BEDROOM
9'-10" x 12'-6"
LIVING
11' x 21'-6"
BEDROOM
9'-10" x 12'-6"
BATH
KITCHEN

**2 BEDROOM
APARTMENT PLAN**

363

REAGAN PARK

Avon, IN

Memory Care Floor Plans


CLOSET
BATH

SEMI-PRIVATE ROOM FLOOR PLAN


BEDROOM
13'-6" x 12'-9"
BATH

PRIVATE ROOM FLOOR PLAN

Reagan Park

Avon, IN

Independent Living Floor Plans



SUNROOM
10' x 10'
BEDROOM
13' x 11'
D
W
BATH
KITCHEN
LIVING
15'-6" x 12'
PORCH

1 BEDROOM/1 BATH
FLOOR PLAN

365

REAGAN PARK

AVON, IN

Independent Living Floor Plans


SUNROOM
10'-6" x 10'
BEDROOM
10' x 12'
LIVING
14'-6" x 12'
KITCHEN
BATH
D
W
CLOSET
BEDROOM
10' x 11'
GARAGE
11'-8" x 20'
PORCH

2 BEDROOM/1 BATH
FLOOR PLAN

366

REAGAN PARK

AVON, IN

Independent Living Floor Plans



SUNROOM
10'-6" x 10'
LIVING
13' x 20'
BEDROOM
12' x 15'
BATH
W
D
KITCHEN
BATH
BEDROOM
10'-6" x 9'-6"
GARAGE
11'-8" x 20'
PORCH

**2 BEDROOM/ 2 BATH
FLOOR PLAN**

367

4. MARKET AREA DEFINED

In order to determine the market area for the subject property, discussions with representatives of identified competitors were interviewed, as well as the subject developer. Because the subject is not slated for construction start until May 2012, the developer has not yet started to collect inquiries from potential residents. However, other operators in the area indicate that the majority of residents come from Hendricks County. In fact, operators stated that most of the residents come from the immediate area i.e. Plainfield properties get residents from Plainfield, Avon properties get residents from Avon, and Brownsburg properties get residents from Brownsburg.

As the subject is located in Avon, the majority of residents will likely come from the immediate area. However, the central and western portion of Hendricks County has minimal competitive supply. Danville, which is the county seat, has a small ALF (Ivy Trace) that is also one of the oldest competitive properties. Worthington House is located in Camby, which is also near Marion and Morgan Counties. All of the other ALF and senior independent living properties are located either in Avon, Plainfield, or Brownsburg. Seniors living outside of these three most populated cities/towns who need and desire senior living options are likely to utilize one of these properties located within Hendricks County.

Given the previous data, the market area for the subject is determined to be Hendricks County.

The market area had a total population of 104,093 persons in 2000. The area has an estimated population of 143,458 in 2010 and is forecast to increase to 158,311 persons in the year 2015, or 2.07% annually, according to demographic data provided by Site To Do Business Online. This represents somewhat a significant growth pattern.

The market area definition is shown on the map, which follows.



Jamestown
Fayette
Royalton
Meridian Hills
North Crows Nest
Rocky Ripple
Barnard
Carpentersville
Clermont
Speedway
Bainbridge
Groveland
W Washington St
Fillmore
Edgewood Lake
Mooresville
Landersdale
Imperial Hills
10 km
5 mi
STDB ONLINE.com
The Site To Do Business

The characteristics of the senior market that supports the subject and its competing facilities are shown in the following tables. Data on the overall population and the age 65+ population is included.

MARKET AREA POPULATION CHARACTERISTICS: 2010 & 2015

	2000 Census	% of Total	2010 Estimate	% of Total	2015 Projection	% of Total	Increase 10-'15	% Increase 10-'15	% Annual Increase
All Age Cohorts	104,093	100%	143,458	100%	158,311	100%	14,853	10.35%	2.07%
Senior Age Cohorts									
65-74	5,598	5.38%	8,777	6.12%	11,905	7.52%	3,128	35.64%	7.13%
75-84	3,524	3.39%	4,641	3.24%	5,221	3.30%	580	12.50%	2.50%
85+	1,016	0.98%	1,883	1.31%	2,042	1.29%	159	8.44%	1.69%

Source: Site To Do Business Online

Between 2000 and 2010, the overall population in the market area increased by 37.8 percent while the 65+ population increased by 50.9 percent. Over this same period, the largest percentage increase (85.3 percent) was by far the 85+-age cohort. Between 2010 and 2015, the 65+-age cohort is projected to continue to increase at a higher rate than the overall population. The largest expected growth area is the age 65 to 74 age group. Growth for the 85+ age cohort, however, is projected to slow to 1.69 percent annually, which is slightly below the rate for all age cohorts.

The age 45 to 64 population is also reviewed since this is the age group that most typically represents the responsible party for seniors. Many seniors choose to live near their responsible party, such as family. Population statistics on this age cohort are presented in the following table.

MARKET AREA POPULATION CHARACTERISTICS: 2010 & 2015

	2000 Census	% of Total	2010 Estimate	% of Total	2015 Projection	% of Total	Increase 10-'15	% Increase 10-'15	% Annual Increase
All Age Cohorts	104,093	100%	143,458	100%	158,311	100%	14,853	10.35%	2.07%
Responsible Party Age Cohorts									
45-54	14,782	14.20%	23,301	16.24%	23,116	14.60%	(185)	-0.79%	-0.16%
55-64	9,094	8.74%	16,806	11.71%	20,054	12.67%	3,248	19.33%	3.87%

Source: Nielsen Solutions Center and Site To Do Business

The responsible party age cohort, generally considered ages 45 to 64, increased at a higher percentage (68.0 percent) between 2000 and 2010 than the overall population (37.8 percent). However, this growth is projected to slow considerably between 2010 and 2015. Growth in the 45- to 64-age cohort is projected to be just 1.53 percent annually versus 2.07 percent annually for the overall population.

The following chart shows the market area household characteristics specific for the 65+ population.

Market Area Household Characteristics: 2010 & 2015

	2010 Estimate	% of Total	2015 Projection	% of Total	Total Increase	% Annual Increase
Number of Households						
Total	53,238	100%	59,347	100%	6,109	2.29%
Age of Householder						
65-74	5,463	10.26%	7,406	12.48%	1,943	7.11%
75-84	2,842	5.34%	3,193	5.38%	351	2.47%
85+	1,098	2.06%	1,270	2.14%	172	3.13%
Median HH Income						
Total	$57,930	100%	$73,669	100%	$15,739	5.43%
Age of Householder						
65-74	$45,908	79.25%	$58,141	78.92%	$12,233	5.33%
75-84	$35,477	61.24%	$52,444	71.19%	$16,967	9.57%
85+	$33,623	58.04%	$52,331	71.04%	$18,708	11.13%

Source: Site To Do Business Online

The age cohorts examined all indicate an increase in growth. Overall, the number of households within the 65+-age cohort is projected to increase by 5.25 percent annually between 2010 and 2015. This is compared to the overall number of households that is projected to increase by 2.29 percent per year over the same time period.

At the same time, median household income generally decreases as the age increases for each cohort, requiring seniors to seek family support or dip into capital assets. This is true currently with the household income of the 65+ age cohorts ranging from 58.04 to 79.25 percent of the total median household income. This trend is generally projected to continue over the next five years, although the gap between the median of all households and the oldest age cohorts is projected to narrow.

Because a large portion of the 65+-age cohort is retired or partially retired, annual income is not necessarily the strongest indicator of buying power. For this group, net worth is often a better indicator. The following table reviews the median and average net worth of the 65+-age cohort for the market area, the Indianapolis MSA, and the State of Indiana.

2010 NET WORTH – AGE 65+ AGE COHORT

	Median Net Worth		Average Net worth	
	Age 65-74	Age 75+	Age 65-74	Age 75+
Market Area	$271,688	$227,847	$906,446	$615,928
Indianapolis MSA	$210,310	$182,315	$746,109	$518,272
State of Indiana	$159,369	$157,145	$615,490	$449,038

Source: Site To Do Business Online

The subject market area has a higher median and average net worth than the Indianapolis MSA and State of Indiana for both the 65 to 74 age group and the 75+ age group. This indicates that a slightly higher percentage than average of the 65+-age cohort can afford senior living options.

As noted earlier, population in the market area is forecast to grow at a steady rate. However, the senior cohorts will grow above the annual rate of the overall market population on average. This suggests that long term market share to the subject will be generated by an increase in demand related to both senior population growth and the growth of the younger population who act as responsible parties for seniors that relocate to the area to be near their children, grandchildren, and/or extended family.

5. MARKET AREA INVENTORY AND COMPETITIVE PROPERTIES

Terzo and Bologna, Inc. completed a survey of assisted living facilities, independent living facilities, garden home communities, and other healthcare options in the subject's market area in September 2011. The purpose of the survey is an attempt to identify the supply of health care and senior living options that could compete with the subject. The results of the survey are as follows:

- There are seven skilled nursing care facilities in the market area containing 1,060 beds. The properties are summarized in the following table. Skilled nursing facilities provide a higher level of medical care than assisted and independent living facilities and must be licensed by the state.

SNF COMPETITIVE PROPERTIES	
Community	Total Beds
Avon Health & Rehabilitation Center	137
Brownburg Health Care Center	160
Brownsburg Meadows	136
Countryside Meadows	171
Danville Regional Rehabilitation	127
Manorcare Health Services - Prestwick	140
Plainfield Health Care Center	189

- A total of nine assisted living facilities (ALF) are located within the subject market area. Surveyed information on all of these facilities was compiled as part of this market study and is summarized in the following table. It should be noted that Sugar Grove opened in November 2010 and is not yet stabilized.

ALF Competitive Properties - Occupancy			
Community	**Year Built**	**Total Units**	**Occupancy**
Club Roland Manor, Brownsburg	1986	84	84.5%
Brownsburg Meadows, Brownsburg	2007	11	100.0%
Park Square Manor, Avon	1999/04	76	77.6%
Hearth at Prestwick, Avon	2003	132	94.7%
Avon Health & Rehab, Avon	2008	26	92.3%
Sugar Grove, Plainfield	2010	116	58.6%
Roland's Golden Memories, Plainfield	1999	58	84.5%
Ivy Trace, Danville	1967/04	15	73.3%
Worthington House, Camby	1999	39	74.4%
Total/Average		**557**	**80.3%**

Source: Survey by Terzo & Bologna - September 2011

- There are four existing senior garden home facilities in the market area containing 80 units. These four properties are summarized in the following table. It should be noted that Sugar Grove opened in November 2010 and is not yet stabilized.

GH Competitive Properties - Occupancy			
Community	**Year Built**	**Total Units**	**Occupancy**
Club Roland Manor, Brownsburg	1986	12	83.3%
Brownsburg Meadows, Brownsburg	2007	10	90.0%
Villages of Avon, Avon	2008	10	90.0%
Sugar Grove, Plainfield	2010	48	66.7%
Total/Average		**80**	**75.0%**

- Another component of the healthcare industry that competes for resident services is home health care agencies. These agencies provide medical treatment to patients in assisted living facilities, independent living facilities, and private residences. The Indiana Department of Health formerly tracked data on home healthcare agencies, but stopped in 2005. Research indicates that Hendricks County has seven home health care agencies. These would provide some competition to the subject and the competing assisted living facilities in the market.
- An age-55+ apartment community called Broadstone Pointe in Brownsburg was completed in mid-2011. This property has 76 units and has a mix of one- and two-bedrooms. This property offer no care services and is not tied to any facilities that provide care. This property might offer secondary competition to the subject garden homes, but the design (4-story building) and amenities are still quite different.

The independent and assisted living facilities as well as the senior garden home communities that are considered to be direct competitors to the subject are described in detail in the ensuing pages, followed by a map identifying the location of each facility.

374

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #1 **Survey Date** 9/11

Club Roland Manor Retirement Club- ALF
250 Northfield Drive
Brownsburg, Hendricks County, IN
Contact: Corey Hull - Manager/(317) 852-5736
84 Units Built in 1986



Photo taken by: SJH 8/5/2010

# Units	Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
12	1	0	1	ALF	$1,095	230	$4.76
12	1	0	1	ALF	$1,295	300	$4.32
30	2	1	1	ALF	$1,745	500	$3.49
30	2	1	1	ALF	$1,965	700	$2.81

Rent Concessions: None

Vacancy: Reported average annual occupancy is 85 percent.

375

COMPARABLE #1 **Survey Date** 9/11

Utilities Included in Rent
Electric A/C
Cold Water
Other Hot Water

Unit Amenities
Electric Stove
Frost-Free Refrigerator
Sleeve A/C
Patio or Balcony
Window Treatments

Common Area Amenities
On-Site Laundry
Clubhouse
Elderly Related Facility

Comments

Sewerage service and trash removal included in base rent.
Unit mix is approximate. Base rent 3 meals per day, all utilities, scheduled transportation, weekly housekeeping, linen service, social activities. All 1BR units have a full kitchen. Studios have no kitchen or kitchenette. Site also contains 12 garden home units, known as "chalets."Rent rate is base and does not include any additional medical care. This care is available on an a la carte basis with charges varying depending on the type of service provided. Owner did not know what the average additional cost was for these medical services.

376

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #1 **Survey Date** 9/11

Club Roland Manor Retirement Club- GH
250 Northfield Drive
Brownsburg, Hendricks County, IN
Contact: Corey Hull - Manager/(317) 852-5736
12 Units Built in 1988



Photo taken by: CAH 4/2/2010

# Units	Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
2	1	0	1	GH	$1,095	300	$3.65
10	3	1	1	GH	$1,695	600	$2.83

Rent Concessions: None
Vacancy: Average annual occupancy reported at 85 percent

Utilities Included in Rent
- Electric Heat
- Electric Cooking
- Electric Hot Water
- Electric A/C
- Cold Water

Unit Amenities
- Electric Stove
- Frost-Free Refrigerator
- Sleeve A/C
- Patio or Balcony
- Window Treatments

Common Area Amenities
- On-Site Laundry
- Clubhouse
- Elderly Related Facility

Comments

Sewerage service and trash removal included in base rent.
Units known as "chalets." Base rent 3 meals per day, all utilities, scheduled transportation, weekly housekeeping, linen service, social activities. All 1BR units have a full kitchen. Studios have no kitchen or kitchenette. Site also contains a building containing 84 ALF units. Meals and activities for the GH units are in the Main ALF building. Additional medical care available on an a la carte basis.

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #2 **Survey Date** 9/11

Brownsburg Meadows
2 East Tilden Drive
Brownsburg, Hendricks County, IN
Contact: Ashley Holder 317-286-2107
Senior Living - 21 Units Built in 2006-07



Photo taken by: SJH 8/10/2011

# Units	Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
9	1	0	1	ALF	$2,325	370	$6.28
1	1	0	1	ALF	$2,435	455	$5.35
1	2	1	1	ALF	$2,865	626	$4.58
2	3	1	1	GH	$1,430	642	$2.23
4	4	2	1	GH	$1,815	948	$1.91
4	4	2	2	GH	$2,125	1,142	$1.86

Rent Concessions: None

Vacancy: The 11 ALF units are all occupied with a waiting list. Currently, 9 of 10 GH units are occupied.

378

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #2 **Survey Date** 9/11

Utilities Included in Rent

Gas Hot Water
Electric Heat
Cold Water
Other Hot Water

Unit Amenities

Electric Stove
Frost-Free Refrigerator
Central Air
Disposal
Dishwasher
Microwave
In-Unit Laundry
Laundry Hook-Ups
Patio or Balcony
Window Treatments

Common Area Amenities

On-Site Laundry
Garage
Clubhouse
Fitness Room
Elderly Related Facility

Comments

Property also has a 136-bed skilled nursing facility. All 2-BR garden homes (GH) have an attached one-car garage.
All utilities included except phone and cable
ALF units have a kitchenette featuring a small refrigerator, single basin sink, and microwave. GH units have a range/oven, double basin sink, standard refrigerator, and dishwasher. GH units also feature washer/dryer hookups in all units.
Monthly rent for ALF units includes 3 meals per day, weekly housekeeping, social activities, fitness center, and scheduled transportation. GH residents have can access the common amenities of the ALF, although meals and housekeeping is not included in monthly rent.

379

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #3 **Survey Date** 9/11

Park Square Manor - ALF
6990 East C.R. 100 North
Avon, Hendricks County, IN
Contact: Sue/(317)272-7300
76 Units Built in 1999/2004



Photo taken by: SJH 8/5/2010

# Units	Total Rms	# Br	# Ba	Base Rent	Sq Ft	$/Sq Ft
7	1	0	1	$2,350	409	$5.75
55	2	1	1	$2,790	570	$4.89
14	3	2	2	$3,730	836	$4.46

Rent Concessions: None

Vacancy: Occupancy reported at 59 units occupied, or 78.7 percent

380

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #3 **Survey Date** 9/11

Utilities Included in Rent

Electric A/C
Cold Water
Other Hot Water

Unit Amenities

Electric Stove
Frost-Free Refrigerator
Sleeve A/C
Disposal
Dishwasher
Microwave
Patio or Balcony
Window Treatments

Common Area Amenities

On-Site Laundry
Carport ($25)
Clubhouse
Elderly Related Facility

Comments

Sewerage and trash removal included in base rent.
Base rent includes 3 meals per day, all utilities, scheduled transportation, weekly housekeeping, linen service, social activities. Additional services available on an ala carte basis: medication assistance $60/mo; walking assistance $60/mo; bed change $44/mo; laundry $22/week; bathing $265/mo.

381

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #4 **Survey Date** 9/11

Hearth at Prestwick - ALF
182 South C.R. 550 East
Avon, Hendricks County, IN
Contact: David - Marketing Director (317) 745-2766
132 Units Built in 2003



Photo taken by: SJH 8/5/2010

# Units	Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
11	2	0	1	ALF	$1,995	396	$5.04
52	3	1	1	ALF	$2,375	486	$4.89
30	3	1	1	ALF	$2,750	576	$4.77
9	4	2	1	ALF	$2,950	624	$4.73
30	1	0	1	MC	$4,450	250	$17.80

Rent Concessions: None
Vacancy: Occupancy reported at 95 percent.

Utilities Included in Rent	Unit Amenities	Common Area Amenities
Electric A/C	Frost-Free Refrigerator	On-Site Laundry
Cold Water	Sleeve A/C	Clubhouse
Other Hot Water	Window Treatments	Elderly Related Facility

Comments

Sewerage service and trash removal included in rent.
Base rent includes 3 meals per day, all utilities, scheduled transportation, weekly housekeeping, linen service, social activities. "Six levels of care" are offered for additional charge, starting at $420 per month. 250 NRSF studio unit is estimated in size. This unit type is strictly is located in a secure 30-unit memory care wing known as "Keepsake Village." These units do not have a kitchenette. Facility has 132 units and is licensed by ISDH for 150 residential beds, allowing for double occupancy in some units if desired.

382

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #5 **Survey Date** 9/11

Avon Health & Rehabilitation - ALF
4171 Forest Pointe Circle
Avon, Hendricks County, IN
Contact: (317)745-5184
Senior Living - 26 Units Built in 2008



Photo taken by: SJH 8/5/2010

# Units	Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
24	3	1	1	ALF	$2,672	400	$6.68
2	4	2	1	ALF	$2,842	600	$4.74

Rent Concessions: None
Vacancy: Occupancy reported at 92.3%.

Utilities Included in Rent
- Electric Heat
- Electric Cooking
- Electric Hot Water
- Electric A/C
- Cold Water

Unit Amenities
- Frost-Free Refrigerator
- Sleeve A/C
- Microwave
- Window Treatments

Common Area Amenities
- On-Site Laundry
- Fitness Room
- Elderly Related Facility

Comments

Sewer & trash included in rent.
The ALF is one component of a CCRC containing GH & SNF facilities(GH component known as Villages of Avon). The units have a kitchenette with cabinetry, countertop, sink, microwave and small refrigerator. The base rent includes all utilities and maintenance, 3-meals per day, weel;y housekeeping, linen service, transportation, and activities. Additional, amenities available residents include library, beauty/barber shop, and onsite home health agency. Additional services are available at ala carte pricing.

383

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #5 **Survey Date** 9/11

Villages of Avon - GH
4171 Forest Pointe Circle
Avon, Hendricks County, IN
Contact: Angie Moncrief-Admissions/(317)745-5184
Senior Living - 10 Units Built in 2008



Photo taken by: CAH 4/14/2010

# Units	Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
5	5	2	2	GH	$2,163	1,000	$2.16
5	5	2	2	GH	$2,472	1,200	$2.06

Rent Concessions: None

Vacancy: Occupancy was 9 units, or 90 percent. Management stated typical occupancy is 90 to 100 percent.

384

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #5 **Survey Date** 9/11

Utilities Included in Rent

Electric Heat
Electric Cooking
Electric Hot Water
Electric A/C
Cold Water

Unit Amenities

Electric Stove
Frost-Free Refrigerator
Central Air
Disposal
Dishwasher
Laundry Hook-Ups
Patio or Balcony
Window Treatments

Common Area Amenities

Garage
Fitness Room
Elderly Related Facility

Comments

Sewer & trash included in rent.
All units have an attached garage. Larger unit has a 2-car garage and smaller unit has a 1-car garage.
The garden homes are one component of a CCRC containing ALF & SNF facilities known as Avon Health & Rehabilitation Center. The garden homes have full kitchens containing full size range, refrigerator, dishwasher, and garbage disposal. The base rent includes all utilities and maintenance. Additional, amenities available residents include library, beauty/barber shop, and onsite home health agency. Additional services, such as meals and housekeeping, are available at ala carte pricing and are provided by the adjacent ALF/SNF. NRSF for the units are estimates.

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #6 **Survey Date** 9/11

Sugar Grove Senior Living - ALF & GH
5865 Sugar Lane
Plainfield, Hendricks County, IN
Contact: Tony Schantz
Senior Living - 164 Units Built in 2010



Photo taken by: SJH 9/15/2011

Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
1	0	1	ALF	$1,750	326	$5.37
2	1	1	ALF	$2,250	498	$4.52
3	2	1	ALF	$3,000	672	$4.46
2	1	1	MC	$3,595	260	$13.83
1	0	1	MC	$3,995	329	$12.14
3	1	1	GH	$1,250	742	$1.68
4	2	1	GH	$1,750	1,012	$1.73
4	2	2	GH	$2,050	1,211	$1.69

Rent Concessions: None

Vacancy: In ALF, 52 of 76 units (68.4%) occupied. In memory care (MC), 16 of 40 units (40%) occupied. In garden homes (GH), 32 of 48 units (66.7%) occupied. Property open just over 10 months as of September 2011, so not yet

386

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #6 **Survey Date** 9/11

Utilities Included in Rent
Electric Heat
Electric Cooking
Electric Hot Water
Electric A/C
Cold Water

Unit Amenities
Electric Stove
Frost-Free Refrigerator
Central Air
Disposal
Dishwasher
Microwave
Laundry Hook-Ups
Patio or Balcony
Window Treatments

Common Area Amenities
On-Site Laundry
Garage
Elderly Related Facility

Comments

All utilities included except phone and cable.
ALF units have a kitchenette including a full-sized refrigerator, sink, and microwave. MC units do not have only a mini refrigerator. GH units have a full kitchen including a full-sized refrigerator, disposal, double-basin sink, microwave, and dishwasher. GH units also have washer/dryer hookups. ALF facility has common laundry for ALF tenants. Laundry service included in MC unit rent.
For ALF and MC units, monthly rent includes: 3 meals daily, weekly housekeeping, activities, planned transportation, and linen service. Additional health care services can be provided by the ALF facility on a level-of-need basis, with the costs ranging from $400 (Basic) to $2,250 per month (Level 5). Average is Level 1 to 2, which ranges from $650 to $1,050 per month. All 2-BR GH units feature an attached one-car garage. GH residents have access to ALF amenities, but meals and housekeeping service is available for an additional fee.

387

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #7 **Survey Date** 9/11

Roland's Golden Memories Retirement Club- ALF
855 Southfield Drive
Plainfield, Hendricks County, IN
Contact: Corey Hull - Manager/(317)852-5736
Senior Living - 58 Units Built in 1999



Photo taken by: SJH 8/5/2010

Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
1	0	1	ALF	$1,495	350	$4.27
2	1	1	ALF	$1,925	500	$3.85
2	1	1	ALF	$2,195	650	$3.38

Rent Concessions: None
Vacancy: Average occupancy reported to be approximately 85 percent

388

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #7 **Survey Date** 9/11

Utilities Included in Rent

Gas Hot Water
Electric Heat
Electric A/C
Cold Water

Unit Amenities

Electric Stove
Frost-Free Refrigerator
Sleeve A/C
In-Unit Laundry
  Full Size
Laundry Hook-Ups
Patio or Balcony
Window Treatments

Common Area Amenities

On-Site Laundry
Clubhouse
Pool
Elderly Related Facility

Comments

Trash removal and sewerage service included in base rent.
Rental rate for studio unit reported at $1,495. There are only four of these units. However, most studio units are leased to residents that have lived in a 1BR unit and reached a point of time where you can no longer afford the 1BR unit. At this point you can rent a studio unit and the rental rate is based on your financial situation. Manager estimated the rate to typically be $1,495 if not discounted. A kitchen area in each unit contains an electric range, frost free refrigerator, and sink. There is an interior as well as exterior entrance to each unit, at the exterior entrance is a patio. The 650 NRSF one-bedroom unit has a washer/dryer in the unit. The 500 NRSF one-bedroom unit has washer/dryer hook-ups in the unit. Basic rents include three meals per day, all utilities (excluding phone and cable), scheduled and personal transportation, weekly housekeeping and linen service,social activities, and 24-hour emergency calls. Other services are available for additional fees. There is a licensed home health care agency on site.

389

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #8 **Survey Date** 9/11

Ivy Trace - ALF
337 West Lincoln Street
NWQ Lincoln & SR 39
Danville, Hendricks County, IN
Contact: Cherie Johnsons - Shift Manager / (317) 718-7592
Senior Living - 15 Units Built in 1967/2004



Photo taken by: SJH 8/5/2010

# Units	Total Rms	# Br	# Ba	Base Rent	Sq Ft	$/Sq Ft
15	2	1	1	$2,150	450	$4.78

Rent Concessions: None
Vacancy: Management reported 11 of 15 units occupied or 73 percent.

Utilities Included in Rent
Electric A/C
Cold Water
Other Hot Water

Unit Amenities
Electric Stove
Frost-Free Refrigerator
Sleeve A/C
Disposal
Window Treatments

Common Area Amenities
On-Site Laundry
Clubhouse
Elderly Related Facility

Comments

Sewerage service and trash removal included in base rent.
Facility was formerly a skilled nursing facility that was converted to an ALF in 2004. Each unit contains a bathroom with a sink, shower, and toilet as well as an emergency pull response system. A kitchen area in each unit contains an electric range, frost free refrigerator, garbage disposal, and sink. Basic rents include three meals per day, all utilities (excluding phone), scheduled transportation, weekly housekeeping and linen service,social activities, and 24-hour emergency calls, as well as med reminder. Laundry service is available for an additional $30 per month.

390

TERZO & BOLOGNA, INC. SUMMARY OF COMPARABLE RENTALS

COMPARABLE #9 **Survey Date** 9/11

Worthington House-ALF
10799 Alliance Dr.
SWQ Alliance Dr. and Raceway Rd.
Camby, Hendricks County, IN
Contact: Marva Paris/(317)856-6224
Senior Living - 39 Units Built in 1999



Photo taken by: SJH 8/5/2010

# Units	Total Rms	# Br	# Ba	Type	Base Rent	Sq Ft	$/Sq Ft
8	2	1	1	ALF	$3,200	430	$7.44
1	3	2	1	ALF	$3,900	860	$4.53
30	1	0	1	ALF	$2,790	320	$8.72

Rent Concessions: None

Vacancy: Occupancy reported at 29 units, or 74.4 percent.

Utilities Included in Rent
- Gas Hot Water
- Electric Heat
- Electric A/C
- Cold Water

Unit Amenities
- Frost-Free Refrigerator
- Sleeve A/C
- Microwave

Common Area Amenities
- On-Site Laundry
- Elderly Related Facility

Comments

Sewerage service and trash removal also included in the base rent.
There is a small kitchenette area in each unit with a refrigerator, microwave, and sink.
Base rents include three meals per day, scheduled transportation, weekly housekeeping, linen service, scheduled transportation, activities, and all utilities (excluding phone and cable). There are six levels of care(approx $15/day per level increase over base rent) within the facility and licensed health care professionals are on call for all-hour assistance. According to Ms. Paris, average acuity level for residents equates to an extra $900 per month.

391


Advance
Whitestown
Zionsville
Jamestown
Lizton
New Augusta
Grandview
CLUB ROLAND MANOR
Pittsboro
North Salem
Eagle Creek Reservoir
BROWNSBURG MEADOWS
Brownsburg
Rocky Ripple
Eagle Creek Airpark
Speedway
PARK SQUARE MANOR
HEARTH AT PRESTWICK
IVY TRACE
Danville
Avon
SUBJECT
Hendricks County-Gordon Graham Field
Bridgeport
AVON HEALTH & REHAB AND VILLAGES OF AVON
Indianapolis Intl
West Fork White River
Plainfield
Cartersburg
Amo
Clayton
ROLAND'S GOLDEN MEMORIES
SUGAR GROVE
Camby
WORTHINGTON HOUSE
Stilesville
Mooresville
Monrovia
Bunker Hill
Waterloo
Brooklyn
Eminence
DELORME
Data use subject to license
© DeLorme. DeLorme Street Atlas USA® 2009
www.delorme.com
MN (4.1° W)
mi
0 1 2 3 4 5 6
Data Zoom 9-7

392

The comparable properties offer a variety of health options including some with skilled nursing, which the subject will not provide. A summary of the unit types provided at each facility is provided in the following table.

Comparable Properties Unit Summary

Community	Year Built	ALF Units	GH Units	SNF Units
Club Roland Manor, Brownsburg	1986	84	12	
Brownsburg Meadows, Brownsburg	2007	11	10	136
Park Square Manor, Avon	1999/04	76		
Hearth at Prestwick, Avon	2003	132		
Avon Health & Rehab, Avon	2008	26	10	137
Sugar Grove, Plainfield	2010	116	48	
Roland's Golden Memories, Plainfield	1999	58		
Ivy Trace, Danville	1967/2004	15		
Worthington House, Camby	1999	39		
Total - Market Area		**557**	**80**	**273**

Source: Survey by Terzo & Bologna, Inc. - September 2011

The facilities presented represent the anticipated primary competitors to the subject. These are facilities that on occasion may lose residents to the subject, or alternatively to which the subject may lose residents. This generally reflects either a resident's choice or the choice of the responsible party. It should be noted that only two of these properties, Hearth at Prestwick and Sugar Grove, have dedicated memory care wings within their ALF. The subject will also have a dedicated memory care wing within its ALF, which provides it with a competitive edge against facilities that do not have a separate wing.

The majority of the facilities and healthcare agencies identified have been operating in the subject's market for some time. The exception is Sugar Grove, which has been open for less than one year and is not yet stabilized. Thus, the performance of the subject's direct competitors effectively reflect the presence of all competitors, at the levels of service, which they provide, and at the currently reported price points. Overall, competing facilities are operating at an average occupancy level of 80 percent for the assisted living units and 75 percent for the garden homes. However, if Sugar Grove is omitted from the analysis, the current ALF market occupancy is 86 percent and the garden home occupancy in the market is 88 percent. Accordingly, these facilities are generally considered adequately supported within the market.

6. COMPETITIVE SUPPLY CHARACTERISTICS

EXISTING SUPPLY

Directly competitive facilities in the market area contain 557 assisted living units and 80 garden home units. These are contained in a total of nine facilities.

Proposed Rental Rates - ALF

The subject offers five ALF unit styles. In the conventional ALF portion of the facility there are studio, one-bedroom and two-bedroom units. In the memory care portion of the facility there are studio and companion suites. The companion suites offer a living area for two residents separated by a wall, with a shared bathroom. Each resident area is considered a unit. These unit styles, along with the proposed rent levels, provided by the developer, are summarized in the following table.

ALF Base Rental Rate - Developer's Proposed Rate			
# of Units	Type	Size (NRSF)	Base Rent
16	Studio	326	$2,200
20	1BR/1BA	498	$2,750
12	2BR/1BA	672	$3,200
20	Studio - Memory Care	329	$4,200
10	Companion Suite - Memory Care	260	$3,800

Each conventional unit will have a kitchenette with cabinetry, countertop, single basin sink, under-the-counter refrigerator, microwave and a private bathroom with a barrier-free shower (companion suites share a bathroom). The MC-ALF units do not have a kitchenette. The subject provides these services as part of its basic rent.

- All utilities except phone
- Three meals per day
- Weekly linen service
- Weekly housekeeping
- 24-hour personal care staffing
- Emergency call system
- Social Activities
- Scheduled transportation
- Assistance with all ADL's in memory care units (includes assistance with bathing, dressing, eating, medication administration, verbal cueing, and incontinence care)

This is a common array of services in the industry. In addition, new residents will be evaluated and consulted upon entry to the subject ALF for specific care needs. The subject will assign points to specific actions of care, and the point total equates to a corresponding additional monthly charge. The service plan agreement for the subject is reproduced on the pages that follow.

Service Plan Agreement for Residential Healthcare Services

Activities of Daily Living	Points	"Select Your Care"	Points	Resident Initials
Dressing	0	No assistance needed		
	2	Stand by assistance with dressing		
	4	Hands on assistance with undressing 1X daily		
	4	Hands on assistance with dressing 1X daily		
Hygiene	0	No assistance needed		
	2	Set-up assistance needed with AM hygiene		
	2	Set-up assistance needed with PM hygiene		
	4	Assistance needed on daily basis to perform majority of morning hygiene tasks		
	4	Assistance needed on daily basis to perform majority of bedtime hygiene tasks		
Bathing	0	No assistance needed		
	3	Stand by assistance with bathing 2X weekly		
	4	Hands on assistance required with bathing 2x weekly		
	6	Hands on assistance required with bathing 3x weekly		
	8	Hands on assistance required with bathing > 3x weekly		
Transports and Transfers	0	No assistance needed		
	3	Escort needed to and from all meals		
	5	Assistance required with mobility		
	7	Physical assistance needed with transfering within apartment on a daily basis		
Toileting and incontinence	0	No assistance needed		
	4	Assistance required with toileting or incontinence up to 3X daily		
	7	Assistance required with toileting or incontinence 4 or more times daily		
Behavioral Needs	0	No assistance needed		
	1	Minimal intervention needed 1 to 2 X monthly to manage episodes of agitation, anxiousness, repetitive behaviors, disruptive behavior or resistance to care		
	2	Weekly reminders, redirection and/or orientation needed		
	3	Interventions needed weekly to manage episodic behaviors		
	5	Requires reminders, redirection and/or orientation 2-3 X weekly		
	7	Requires reminders, redirection and/or orientation daily		
	9	Interventions required daily to manage episodic behavior		
Medications	0	No assistance needed, self administers medications appropriately		
	3	Medication administration by RN/LPN/QMA 1 to 2 X daily		
	5	Medication administration by RN/LPN/QMA 3 to 4 X daily		
	7	Medication administration by RN/LPN/QMA 5 or more times daily		

395

Miscellaneous	2	Assistance with O2 set up and maintenance		
	2	Assistance with Respiratory treatments		
	2	Assistance with prosthesis, brace, hearing aides		
	2	Assistance with blood glucose monitoring 1 to 2 X daily		
	4	Assistance with blood glucose monitoring 3 or more times daily		
	2	TED hose application		
	2	TED hose removal		
	4	Monitoring of labs and x-ray results and notification to physician		
	5	Wound care and dressing change values depending on MD orders		
		Total Points -		

Total Points	Service Package	"Select Your Care" Costs
0 to 5	Basic	$400
6 to 10	Level 1	$650
11 to 21	Level 2	$1,050
22 to 30	Level 3	$1,450
31 to 43	Level 4	$1,850
43 plus	Level 5	$2,250

Ala' Cart Services	Cost
Total Cost of Services	

Resident Signature Date

Resident Designee Signature Date

Community Representative Date

According to the developer's experience at other similar facilities, most entering residents fall into the Basic to Level 2 service package. Obviously, a few residents will need additional care at a higher cost. These services represent additional income opportunities at the subject property.

The base rent for the subject ALF memory care units will include all extra care services as needed. This would indicate a Level 5 service package, which equates to an extra $2,250 per month. This is generally consistent with the difference between the developer's proposed base street rent for a standard ALF studio, which is $2,200, and the proposed base street rent for a memory care ALF studio, which is $4,200. The developer has equated dedicate memory care with the highest level of extra need. Thus, the ALF comparables will be adjusted to reflect this high level of care in the subject ALF memory care area.

Rental Adjustments - ALF

The rental rates of the comparables must be adjusted to arrive at an economic rental rate for the subject units. Adjustments to the comparables are made for differences between the comparables and the subject. The applicable adjustments are discussed in the following paragraphs.

Base Rent – Levels of Care

The services included in base rent are generally similar for the comparables except for memory care. For standard ALF units, the base rent does not include any ADL's. This is true for all of the comparable properties as well except for specific memory care units. Thus, rent for standard ALF units will be compared on this base rate. However, the subject's memory care units will provide full ADL service, and this is reflected in the rate. Comparable properties that have memory care will not be adjusted, as this is standard for memory care. Since only two comparables offer memory care, an upward adjustment of $2,000 will be made to standard units to account for the additional care level. This figure is based quoted additional care costs from the comparables.

Location

The subject is located approximately one-quarter mile west of the relatively new Indiana University Health West Hospital in Avon. Close proximity to an inpatient hospital is typically considered beneficial for a senior property, particularly an ALF or a skilled nursing facility (SNF). Thus, a slight adjustment is applied for properties that do not have a close proximity to a hospital.

Size

Typically, rent differences for the size of units is not typically a one-to-one relationship. However, the comparables indicate that monthly rent is very sensitive to price in the subject market area. The following table reflects the percentage size adjustment for units at comparable properties based on current quoted rent rates.

Size Adjustments

Property	Unit Type	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Club Roland Manor	Studio	230	$1,095	$4.76	300	$1,295	$4.32	60%
Club Roland Manor	1BR	500	$1,745	$3.49	700	$1,965	$2.81	32%
Brownsburg Meadows	Studio	370	$2,325	$6.28	455	$2,435	$5.35	21%
Hearth at Prestwick	1BR	486	$2,375	$4.89	576	$2,750	$4.77	85%
Roland's Golden Memories	1BR	500	$1,925	$3.85	650	$2,195	$3.38	47%

The size adjustments for the four comparable properties that have similar units but different sizes range from 21 to 85 percent with an average of 49 percent. Administrators at these facilities stated that the difference in price is primarily tied to size although layout has some affect as well. Given this information, a size adjustment of 50 percent of the NRSF rate is applied.

Utilities
All of the comparables provide all utilities expenses (except phone) in the base rent. Thus, no adjustments for utilities are applied.

Meals
The subject ALF will provide three meals per day to its residents, as do all of the comparables. Thus, no adjustments for meals are applied.

Laundry
The subject will include weekly linen laundry service as part of its base rent, as do all of the comparable properties. Thus, no adjustments for laundry service are made.

Housekeeping
The subject will provide ALF residents with weekly housekeeping, as do all of the comparable properties. Thus, no adjustments for housekeeping are applied.

Kitchenette
The subject will feature a kitchenette in all of its standard ALF units but not its memory care units. All of the comparables feature similar kitchenettes in their standard ALF units. Thus, no adjustments are made for kitchenettes.

The subject will not feature a kitchenette in its memory care units. This is typical for dedicated memory care units as typical appliances in a kitchen or kitchenette can potentially be harmful to a memory care resident. Accordingly, if a comparable has these features, a potential resident would not likely pay a premium for the feature, whereas a standard ALF resident would see these features as desirable and would command a premium.

Additional Bedroom
A review of the comparables indicates that after adjusting for size differences, the premium for an additional bedroom ranges from $0 to $362 per month. However, the majority of the comparables indicate a range between $50 and $100. The mean is $95 per month, and the median is $86 per month. Considering this information, an adjustment of $90 per month is applied for an additional bedroom.

Additional Full Bath
Only one of the comparable properties has units with two bathrooms. All of the other comparable standard ALF units, like the subject, have one bath. After adjusting for size and an extra bedroom, the one comparable that has units with two baths – Park Square Manor – indicates an adjustment of $257 per month. This does not appear reasonable, and the difference is likely due to other factors. Thus, no adjustment for an extra bath is applied.

Microwave
The subject ALF will provide residents with microwaves in their units. Three of the nine comparables do not provide microwaves. A microwave is a convenience but a relatively small expense. Thus, a nominal $5 per month adjustment is applied as an adjustment for a microwave.

Condition & Appeal
Since the subject will be new upon completion, its condition/appeal the subject is superior to most of the comparable set. The exception is Sugar Grove, which is a similar design as the subject and is currently less than one year old. Brownsburg Meadows and Avon Health & Rehabilitation are both less than five years old, and Park Square Manor and Hearth at Prestwick are less than ten years old. All of these properties are in relatively good condition. No adjustment for condition and appeal is made to Sugar Grove, and a nominal 5 percent upward adjustment is made to the comparables that are less than 10 years old. A 10 percent adjustment is made to the remaining comparables for condition and appeal.

Companion Suite
The subject memory care ALF component will have private studio units and companion suites. The companion suites are designed for two residents and have private living room/sleeping areas that are separated by a wall (no doors). The residents share a common bathroom. None of the existing comparable facilities offers this type of unit. A survey of similar units around the state indicates that the size adjustment made in this analysis covers any cost differences between private studios and companion suites. Therefore, no adjustment is made for companion suites.

The adjustments discussed are utilized in the following analysis to arrive at economic rental levels for the subject ALF units.

Studio Unit - ALF

The following rent adjustment grid illustrates the adjustments in comparison to the subject's studio unit.

RENT ADJUSTMENT CHART STUDIO UNIT										
	SUBJECT **Reagan Park**	**Comp. #1** **Club Roland**	**Comp. #2** **Brwnbrg Mead.**	**Comp. #3** **Pk. Sq. Manor**	**Comp. #4** **Hearth at Prst.**	**Comp. #5** **Avon H & R**	**Comp. #6** **Sugar Grove**	**Comp. #7** **Roland's Gld.**	**Comp. #8** **Ivy Trace**	**Comp. #9** **Worth. House**
RENT	$2,200	$1,095	$2,325	$2,350	$1,995	$2,672	$1,750	$1,495	$2,150	$2,790
NRSF	326	230	370	409	396	400	326	350	450	320
RENT/SQ.FT.	$6.75	$4.76	$6.28	$5.75	$5.04	$6.68	$5.37	$4.27	$4.78	$8.72
ADJUSTMENTS										
Unit size	326	$228	($138)	($239)	($176)	($247)		($51)	($296)	$26
Utilities	Y									
Meals	Y									
Laundry	Y									
Housekeeping	Y									
Kitchenette	Y									
Bedroom	Studio					($90)			($90)	
Bath	1									
Microwave	Y	$5						$5	$5	
Location	Good	$55	$116	$118	$100	$134	$88	$75	$108	$140
Condition & Appeal	2013/Good	$110	$116	$118	$100	$134		$150	$215	$279
TOTAL ADJUSTMENT		$398	$94	($3)	$24	($69)	$88	$179	($58)	$445
ECONOMIC RENT		**$1,493**	**$2,419**	**$2,347**	**$2,019**	**$2,603**	**$1,838**	**$1,674**	**$2,092**	**$3,235**
Indicated Rate/Sq.Ft.		$6.49	$6.54	$5.74	$5.10	$6.51	$5.64	$4.78	$4.65	$10.11
Concluded Rent for Subject Unit			**$2,100**							

The nine comparables reflect adjusted rent rates from $1,493 to $3,235 per month, whereas the subject pro forma estimates market rent for the subject as $2,200 per month. The three properties located in Avon, Comparables 3 to 5, have adjusted rent rates ranging from $2,019 to $2,603 per month. The other property that is most similar to the subject is Sugar Grove. This property is virtually identical to the subject other than its location. Sugar Grove has an adjusted rent rate of $1,838 per month. Given the similarities to Sugar Grove, it appears that the subject's pro forma rent is slightly high. Thus, market rent for the subject's standard ALF studio unit is estimated to be $2,100 per month.

One-Bedroom Unit - ALF

The following rent adjustment grid illustrates the adjustments in comparison to the subject's one-bedroom unit.

RENT ADJUSTMENT CHART ONE BEDROOM UNIT										
	SUBJECT **Reagan Park**	**Comp. #1** **Club Roland**	**Comp. #2** **Brwnbrg Mead.**	**Comp. #3** **Pk. Sq. Manor**	**Comp. #4** **Hearth at Prst.**	**Comp. #5** **Avon H & R**	**Comp. #6** **Sugar Grove**	**Comp. #7** **Roland's Gld.**	**Comp. #8** **Ivy Trace**	**Comp. #9** **Worth. House**
RENT	$2,750	$1,745	$2,865	$2,790	$2,375	$2,672	$2,250	$1,925	$2,150	$3,200
NRSF	498	500	626	570	486	400	498	500	450	430
RENT/SQ.FT.	$5.52	$3.49	$4.58	$4.89	$4.89	$6.68	$4.52	$3.85	$4.78	$7.44
ADJUSTMENTS										
Unit size	498	($3)	($293)	($176)	$29	$327		($4)	$115	$253
Utilities	Y									
Meals	Y									
Laundry	Y									
Housekeeping	Y									
Kitchenette	Y									
Bedroom	1									
Bath	1									
Microwave	Y	$5						$5	$5	
Location	Good	$87	$143	$140	$119	$134	$113	$96	$108	$160
Condition & Appeal	2013/Good	$175	$143	$140	$119	$134		$193	$215	$320
TOTAL ADJUSTMENT		$264	($7)	$104	$267	$595	$113	$290	$443	$733
ECONOMIC RENT		**$2,009**	**$2,858**	**$2,894**	**$2,642**	**$3,267**	**$2,363**	**$2,215**	**$2,593**	**$3,933**
Indicated Rate/Sq.Ft.		$4.02	$4.57	$5.08	$5.44	$8.17	$4.74	$4.43	$5.76	$9.15
Concluded Rent for Subject Unit			**$2,600**							

The nine comparables reflect adjusted rent rates from $2,009 to $3,933 per month, whereas the subject pro forma estimates market rent for the subject as $2,750 per month. The three properties located in Avon, Comparables 3 to 5, have adjusted rent rates ranging from $2,642 to $3,267 per month. The other property that is most similar to the subject is Sugar Grove. Again, this property is virtually identical to the subject other than its location. Sugar Grove has an adjusted rent rate of $2,363 per month. The Avon comparables indicate a rate near the pro forma rent, but rent at Sugar Grove indicates a lower rent rate. Equal weight is placed on both, and thus market rent for the subject's standard ALF one-bedroom unit is estimated to be $2,600 per month.

Two-Bedroom Unit - ALF

The following rent adjustment grid illustrates the adjustments in comparison to the subject's two-bedroom unit.

RENT ADJUSTMENT CHART TWO BEDROOM UNIT										
	SUBJECT **Reagan Park**	**Comp. #1** **Club Roland**	**Comp. #2** **Brwnbrg Mead.**	**Comp. #3** **Pk. Sq. Manor**	**Comp. #4** **Hearth at Prst.**	**Comp. #5** **Avon H & R**	**Comp. #6** **Sugar Grove**	**Comp. #7** **Roland's Gld.**	**Comp. #8** **Ivy Trace**	**Comp. #9** **Worth. House**
RENT	$3,200	$1,965	$2,865	$3,730	$2,950	$2,842	$3,000	$2,195	$2,150	$3,900
NRSF	672	700	626	836	624	600	672	650	450	860
RENT/SQ.FT.	$4.76	$2.81	$4.58	$4.46	$4.73	$4.74	$4.46	$3.38	$4.78	$4.53
ADJUSTMENTS										
Unit size	672	($39)	$105	($366)	$114	$171		$37	$531	($426)
Utilities	Y									
Meals	Y									
Laundry	Y									
Housekeeping	Y									
Kitchenette	Y									
Bedroom	2	$90	$90					$90	$90	
Bath	1									
Microwave	Y	$5						$5	$5	
Location	Good	$98	$143	$187	$148	$142	$150	$110	$108	$195
Condition & Appeal	2013/Good	$197	$143	$187	$148	$142		$220	$215	$390
TOTAL ADJUSTMENT		$351	$481	$8	$410	$455	$150	$462	$949	$159
ECONOMIC RENT		**$2,316**	**$3,346**	**$3,738**	**$3,360**	**$3,297**	**$3,150**	**$2,657**	**$3,099**	**$4,059**
Indicated Rate/Sq.Ft.		$3.31	$5.35	$4.47	$5.38	$5.50	$4.69	$4.09	$6.89	$4.72
Concluded Rent for Subject Unit			**$3,200**							

The nine comparables reflect adjusted rent rates from $2,316 to $4,059 per month, whereas the subject pro forma estimates market rent for the subject as $3,200 per month. Most weight is placed on the properties with two-bedroom units, which are Comparables 3 to 6 and Comparable 9. Comparables 3 to 5 are all located in Avon and have adjusted rent rates from $3,297 to $3,738 per month, with the emphasis at the low end of this range. Comparable 6 is Sugar Grove, which is very similar to the subject in design but is located in Plainfield. The adjusted rent rate of Comparable 6 is $3,150 per month. Generally, the pro forma rent rate for the subject is supported, and thus market rent for the subject's standard ALF two-bedroom unit is estimated to be $3,200 per month.

Memory Care Studio Unit – ALF Memory Care

The following rent adjustment table illustrates the adjustments in comparison to the subject's memory care studio unit.

RENT ADJUSTMENT CHART MEMORY CARE STUDIO UNIT										
	SUBJECT **Reagan Park**	**Comp. #1** **Club Roland**	**Comp. #2** **Brwnbrg Mead.**	**Comp. #3** **Pk. Sq. Manor**	**Comp. #4** **Hearth at Prst.**	**Comp. #5** **Avon H & R**	**Comp. #6** **Sugar Grove**	**Comp. #7** **Roland's Gld.**	**Comp. #8** **Ivy Trace**	**Comp. #9** **Worth. House**
RENT	$4,200	$1,295	$2,325	$2,350	$4,450	$2,672	$3,995	$1,495	$2,150	$2,790
NRSF	329	300	370	409	250	400	329	350	450	320
RENT/SQ.FT.	$12.77	$4.32	$6.28	$5.75	$17.80	$6.68	$12.14	$4.27	$4.78	$8.72
ADJUSTMENTS										
Unit size	329	$63	($129)	($230)	$703	($237)		($45)	($289)	$39
Care Level	All	$2,000	$2,000	$2,000		$2,000		$2,000	$2,000	$2,000
Utilities	Y									
Meals	Y									
Laundry	Y									
Housekeeping	Y									
Kitchenette	N									
Bedroom	Studio					($90)			($90)	
Bath	1									
Microwave	N		($5)	($5)		($5)				($5)
Location	Good	$65	$116	$118	$223	$134	$200	$75	$108	$140
Condition & Appeal	2013/Good	$130	$116	$118	$223	$134		$150	$215	$279
TOTAL ADJUSTMENT		$2,258	$2,098	$2,001	$1,149	$1,936	$200	$2,180	$1,944	$2,453
ECONOMIC RENT		**$3,553**	**$4,423**	**$4,351**	**$5,599**	**$4,608**	**$4,195**	**$3,675**	**$4,094**	**$5,243**
Indicated Rate/Sq.Ft.		$11.84	$11.95	$10.64	$22.40	$11.52	$12.75	$10.50	$9.10	$16.38
Concluded Rent for Subject Unit			**$4,200**							

After adjustments, the rent rates for the nine comparables range from $3,553 to $5,599 per month. The pro forma rent rate for the subject for the studio ALF memory care units is $4,200 per month. Only two of the nine comparable properties – Hearth at Prestwick and Sugar Grove – have dedicated memory care units like the subject. An adjustment for care level was required to be applied for the remaining seven comparables. The adjusted rent rate of Hearth at Prestwick is the high end of the overall range, or $5,599 per month. However, it is possible that the size adjustment for this comparable is exaggerated by the high rent per square foot figure. While the comparables do indicate premiums for larger sized units, the high rent rate is more reflective of the high level of care. Thus, secondary weight is placed on this comparable. Comparable 6, Sugar Grove, is virtually identical to the subject in design and level of care, but is located in a less desirable location in Plainfield not as close to a hospital. After adjustments, the monthly rent at Sugar Grove is $4,195 per month, which is just $5 less per month than the pro forma rent for the subject. The other comparables generally support this relationship. Thus, a market rent of $4,200 per month is estimated for the subject studio ALF memory care units.

Memory Care Studio Companion Unit

The following rent adjustment table illustrates the adjustments in comparison to the subject's memory care studio companion unit.

RENT ADJUSTMENT CHART
MEMORY CARE COMPANION

	SUBJECT Reagan Park	Comp. #1 Club Roland	Comp. #2 Brwnbrg Mead.	Comp. #3 Pk. Sq. Manor	Comp. #4 Hearth at Prst.	Comp. #5 Avon H & R	Comp. #6 Sugar Grove	Comp. #7 Roland's Gld.	Comp. #8 Ivy Trace	Comp. #9 Worth. House
RENT	$3,800	$1,095	$2,325	$2,350	$4,450	$2,672	$3,595	$1,495	$2,150	$2,790
NRSF	260	230	370	409	250	400	260	350	450	320
RENT/SQ.FT.	$14.62	$4.76	$6.28	$5.75	$17.80	$6.68	$13.83	$4.27	$4.78	$8.72
ADJUSTMENTS										
Unit size	260	$71	($345)	($428)	$89	($468)		($192)	($454)	($262)
Care Level	All	$2,000	$2,000	$2,000		$2,000		$2,000	$2,000	$2,000
Utilities	Y									
Meals	Y									
Laundry	Y									
Housekeeping	Y									
Kitchenette	N									
Bedroom	Studio					($90)			($90)	
Bath	1									
Microwave	N		($5)	($5)		($5)				($5)
Condition	Good	$55	$116	$118	$223	$134	$180	$75	$108	$140
Location & Appeal	2013/Good	$110	$116	$118	$223	$134		$150	$215	$279
TOTAL ADJUSTMENT		$2,236	$1,882	$1,803	$535	$1,705	$180	$2,033	$1,779	$2,152
ECONOMIC RENT		**$3,331**	**$4,207**	**$4,153**	**$4,985**	**$4,377**	**$3,775**	**.$3,528**	**$3,929**	**$4,942**
Indicated Rate/Sq.Ft.		$14.48	$11.37	$10.15	$19.94	$10.94	$14.52	$10.08	$8.73	$15.44
Concluded Rent for Subject Unit		**$3,800**								

After adjustments, the rent rates for the nine comparables range from $3,331 to $4,985 per month. The pro forma rent rate for the subject's memory care companion ALF units is $3,800 per month. Again, Comparable 4, which has dedicated memory care, sets the high end of the range. Comparable 6, however, is most similar to the subject since this unit is the same size as the subject and also is a memory care companion suite. The adjusted rent rate of Comparable 6 is $3,775 per month, which is just $25 per month less than the pro forma rent of the subject. Generally, the other comparables support this conclusion. Therefore, market rent for the subject studio companion ALF memory care units is estimated to be $3,800 per month.

Proposed Rental Rates – Garden Homes

The subject offers three GH unit styles. The subject has one one-bedroom unit styles and two two-bedroom unit styles. These unit styles, along with the proposed rent levels, provided by the developer, are summarized in the following table.

GH Base Rental Rate - Developer's Proposed Rate			
# of Units	Type	Size (NRSF)	Base Rent
6	1BR/1BA	742	$1,300
6	2BR/1BA w/attached garage	1,012	$1,850
6	2BR/2BA w/attached garage	1,211	$2,050

Each unit will have a full kitchen with cabinetry, countertop, double basin sink with garbage disposal, range/oven, refrigerator, and dishwasher. All units have a full size washer and dryer. The units also contain a porch/patio, and the appropriate number of bedrooms and bathrooms. The subject two-bedroom unit styles have an attached garage. The subject provides these services as part of its basic rent.

- All utilities
- Emergency call system
- Scheduled transportation
- Access to all amenities in ALF building

This is a common array of services in the industry, and all of the comparable properties include these amenities.

Rental Adjustments – Garden Homes

The rental rates of the comparables must be adjusted to arrive at an economic rental rate for the subject units. Adjustments to the comparables are made for differences between the comparables and the subject. The applicable adjustments are discussed in the following paragraphs.

Size

Size adjustments for garden homes are typically similar to that of apartments, which is rarely a one-to-one relationship. Based on market data, no adjustment is made for size differences of less than 25 square feet. For over 25 square feet, half of the NRSF ratio is applied (excluding the first 25 NRSF).

Utilities

All utility expenses except phone are included at the subject, as they are at all of the comparable properties. Thus, no adjustments for utilities are applied.

Meals

Meals at the subject ALF are available to garden home residents but not included in the monthly rent. Of the four comparable properties, only Club Roland Manor has any meal service included in its monthly rent. Monthly rent at Club Roland Manor includes three meals per day. The subject has proposed meal expense of $8 per meal, which equates to approximately $240 per meal per month. Brownsburg Meadows offers a 30-meal voucher to their garden home residents for $175, or $5.83 per meal. The subject plans to offer a fairly high level of food service, so a rate at the high end of the range is appropriate. Thus, the meal adjustment is based on $200 per meal per month. This equates to a downward adjustment of $600 per month for Club Roland Manor.

Additional Bedroom & Additional Full Bath

After adjusting for size and attached garages, the comparables were reviewed to see if an additional bedrooms and full baths warranted a rent premium. Brownsburg Meadows indicates a bedroom adjustment of $0 per month, while Sugar Grove indicates a bedroom adjustment of $194 per month. The variance is likely tied to design differences. Thus, equal weight is placed on both, and, a bedroom adjustment of $100 per month is applied where appropriate.

For baths, the same two comparables were reviewed. Both Brownsburg Meadows and Sugar Grove indicate that an additional bath equates to an adjustment of $149 per month. At first glance, it appears surprising that this figure is this high. However, many managers report that having an extra bathroom is important to potential residents because it is easier to have overnight visitors, such as family members. Given the uniformity of the data, an adjustment of $150 is made for an additional full bath.

Washer/Dryer Units
The subject garden home units will all have full sized washer and dryer units. A review of apartment communities around Indiana show a monthly charge for washers and dryers ranging from $20 to $48 per month, with most between $30 and $40 per month. Thus, a $35 upward adjustment is made to those comparables that do not feature washers and dryers in the units.

Microwave
The subject garden homes will not provide residents with microwaves in their units. A microwave is a convenience but a relatively small expense. Thus, a nominal $5 per month adjustment is applied as an adjustment for a microwave.

Attached Garages
The subject two-bedroom garden home units will have attached garages, while the one-bedroom units will not. This is typical among the comparables, although Club Roland Manor does not have garages. A review of garage charges at rental developments in Hendricks County indicates an additional monthly charge ranging from $50 to $100, with attached representing the high end of the range. Therefore, an adjustment of $100 is applied for an attached garage.

Condition & Appeal
Since the subject will be new upon completion, its condition/appeal the subject is superior to most of the comparable set. The exception is Sugar Grove, which is a similar design as the subject and is currently less than one year old. Brownsburg Meadows and Villages of Avon are both less than five years old. Club Roland Manor, which was built in 1988, is the oldest property. No adjustment for condition and appeal is made to Sugar Grove, and a nominal 5 percent upward adjustment is made to Brownsburg Meadows and Villages of Avon. A 10 percent adjustment is made to Club Roland Manor for condition and appeal.

Location
The subject's location near a hospital is less important for garden home since residents are typically in better health than ALF residents. Garden home residents typically have their own vehicle as well, and thus the proximity of a hospital is less important. Thus, no adjustment for location is applied.

One-Bedroom Unit - GH

The following rent adjustment grid illustrates the adjustments in comparison to the subject's one-bedroom garden home unit.

RENT ADJUSTMENT CHART ONE BEDROOM GH					
	SUBJECT Reagan Park	Comp. #1 Club Roland	Comp. #2 Brwn. Meadows	Comp. #3 Villages of Avon	Comp. #4 Sugar Grove
RENT	$1,300	$1,695	$1,430	$2,163	$1,250
NRSF	742	600	642	1,000	742
RENT/SQ.FT.	$1.75	$2.83	$2.23	$2.16	$1.68
ADJUSTMENTS					
Unit size	742	$166	$84	($252)	
Utilities	Y				
Meals	N	($600)			
Bedroom	1			($100)	
Bath	1			($150)	
Washer/Dryer	Y	$35		$35	
Microwave	Y	$5		$5	
Garages	N			($100)	
Location	Good				
Condition/Appeal	2013/Good	$170	$72	$108	
TOTAL ADJUSTMENT		($224)	$156	($454)	
ECONOMIC RENT		**$1,471**	**$1,586**	**$1,709**	**$1,250**
Indicated Rate/Sq.Ft.		$2.45	$2.47	$1.71	$1.68
Concluded Rent for Subject Unit			**$1,350**		

The four comparables reflect a range of adjusted rent rates from $1,250 to $1,709 per month. The subject pro forma estimates market rent for the subject at $1,300 per month. As previously discussed, the subject is virtually identical to Comparable 4 in size and design. Comparable 4 represents the low end of the range at $1,250 per month. The other comparables all indicate a higher monthly rent than the pro forma rent rage. Comparable 2 is somewhat similar to the subject, and currently has 9 of its 10 garden home units occupied. According to management, 100 percent occupancy is common for these units. Placing most weight on Comparable 4 tempered by Comparable 2, market rent for the subject's one-bedroom garden home units is estimated to be $1,350 per month.

Two-Bedroom Unit - GH

The following rent adjustment grid illustrates the adjustments in comparison to the subject's two-bedroom garden home unit.

RENT ADJUSTMENT CHART
TWO BEDROOM GH

	SUBJECT Reagan Park	Comp. #1 Club Roland	Comp. #2 Brwn. Meadows	Comp. #3 Villages of Avon	Comp. #4 Sugar Grove
RENT	$2,050	$1,695	$2,125	$2,472	$2,050
NRSF	1,211	600	1,142	1,200	1,211
RENT/SQ.FT.	$1.69	$2.83	$1.86	$2.06	$1.69
ADJUSTMENTS					
Unit size	1211	$829	$41		
Utilities	Y				
Meals	N	($600)			
Bedroom	2	$100			
Bath	2	$150			
Washer/Dryer	Y	$35		$35	
Microwave	Y	$5		$5	
Garages	Y	$100			
Location	Good				
Condition/Appeal	2013/Good	$170	$106	$124	
TOTAL ADJUSTMENT		$789	$147	$164	
ECONOMIC RENT		**$2,484**	**$2,272**	**$2,636**	**$2,050**
Indicated Rate/Sq.Ft.		$4.14	$1.99	$2.20	$1.69
Concluded Rent for Subject Unit			**$2,150**		

The four comparables reflect adjusted rent rates from $2,050 to $2,636 per month. The subject pro forma estimates market rent for the subject at $2,0500 per month. The subject is most similar in style, size, and age to Comparable 4, but is also somewhat similar to Comparables 2 and 3. The rent for Comparable 4 is the same as the pro forma rent rate. Comparable 2 has an adjusted rent rate of $2,272 per month, and Comparable 3 reflects the high end of the range. As with the one-bedroom units, most weight is placed on Comparable 4 tempered slightly by Comparables 2 and 3. Thus, a market rent rate of $2,150 per month is estimated for the subject's two-bedroom, two-bath garden home units.

The subject has one additional two-bedroom unit styles. This unit is slightly smaller than the two-bedroom, two-bath unit, and it has just one bath. All other features are similar to the standard unit. The standard unit economic rental conclusion of $2,150 per month is adjusted to arrive at an economic rent indicator for this additional unit. The following table illustrates this process.

STANDARD UNIT PRICING	
Base Unit	TWO BEDROOM GH
Base Rent	$2,150
Size (sf)	1,211
Base Price/ SF	$1.78
PRICING TO OTHER UNITS	
Unit Size	1,012
Size Difference (SF)	-199
Size Adjustment	-$155
Room Adjustment	
Bath Adjustment	-$150
Other	
Total Adjustment	-$305
Plus Base Unit Price	$2,150
Adjusted Unit Price	$1,845
Rounded to	**$1,850**

This is also the developer's pro forma rent, so $1,850 per month is concluded to be market rent for the subject's two-bedroom, one-bath units.

Unit Mix

The subject assisted living and garden home components will have a mix of studio, one-, and two-bedroom units. The following tables summarize the unit mix at the subject and the availability of each unit type at the competitive properties.

ALF Market Unit Mix

	Studio	1BR	2BR	Dedicated Memory Care
Subject	16 units	20 units	12 units	30 units
Club Roland Manor	X	X		
Brownsburg Meadows	X	X		
Park Square Manor	X	X	X	
Hearth at Prestwick	X	X	X	X
Avon Health & Rehab		X	X	
Sugar Grove	X	X	X	X
Roland's Golden Memories	X	X		
Ivy Trace		X		
Worthington House	X	X	X	

Source: Survey by Terzo & Bologna, Inc. – September 2011

414

The subject assisted living component will have 16 studio units, or 20.5 percent of all ALF units (including memory care). Seven of the nine ALF competitors offer this unit type. The subject will also have 20 one-bedroom units, or 25.6 percent of all ALF units. All of the competitors have one-bedroom units. The subject's 12 two-bedroom units comprise 15.4 percent of the total ALF units, and five of the nine competitors offer this type of unit. The subject is proposed to have 30 dedicated memory care units, 20 of which are private studios and 10 of which are companion suites. Only two of the competing properties have dedicated memory care ALF units. Some of the competitors also have skilled nursing facilities that offer memory care, such as Brownsburg Meadows and Avon Health & Rehabilitation. Hearth at Prestwick, which does have ALF memory care, also has a relatively high occupancy rate. This is an indication that memory care may be underserved in the market.

Overall, the subject's ALF component unit mix appears to be in line with market expectations.

The subject will have a mix of one- and two-bedroom garden home units. The following tables summarize the unit mix at the subject and the availability of each unit type at the competitive properties.

ILF Market Unit Mix

	Studio	1BR	2BR
Subject	0 units	6 units	12 units
Club Roland Manor	X	X	
Brownsburg Meadows		X	X
Villages of Avon			X
Sugar Grove		X	X

The subject has a similar mix as Brownsburg Meadows and Sugar Grove. Club Roland Manor is the only property that has studio units, and Villages of Avon has two-bedroom units only. Overall, the subject's garden home unit mix appears to be in line with market expectations.

415

Market Vacancy Analysis

Assisted Living

Occupancy in the subject's market area presently shows 80.3 percent. However, this includes Sugar Grove in Plainfield, which has been open less than one year and is not yet stabilized. Excluding Sugar Grove from the comparables results in a market occupancy level of 85.9 percent. The following table summarizes the current position of the subject's competitors in the market area.

Market Penetration of Competitive Market: ALF Units

Facility	Year Built	Units	Occupied Units	% Fair Share	% Actual Share	% Current Occupancy	% Market Penetration
1. Club Roland Manor, Brownsburg	1986	84	71	15.1	15.9	84.5	105.3
2. Brownsburg Meadows, Brownsburg	2006/07	11	11	2.0	2.5	100.0	124.6
3. Park Square Manor, Avon	1999/04	76	59	13.6	13.2	77.6	96.7
4. Hearth at Prestwick, Avon	2003	132	125	23.7	28.0	94.7	118.0
5. Avon Health & Rehab, Avon	2008	26	24	4.7	5.4	92.3	115.0
6. Sugar Grove, Plainfield	2010	116	68	20.8	15.2	58.6	73.0
7. Roland's Golden Memories, Plainfield	1999	58	49	10.4	11.0	84.5	105.3
8. Ivy Trace, Danville	1967/04	15	11	2.7	2.5	73.3	91.4
9. Worthington House, Camby	1999	39	29	7.0	6.5	74.4	92.7
Total Market		**557**	**447**	**100.0**	**100.0**	**80.3**	**100.0**

Source: Survey by Terzo & Bologna, Inc., September 2011

Even excluding the not yet stabilized Sugar Grove, the overall market appears to be average with overall occupancy of 85.9 percent. However, the newest properties are generally performing strongest. Brownsburg Meadows, which was built in 2006 and 2007, is part of a larger CCRC. Although its ALF is somewhat small at just 11 units, all of these units are occupied with a waiting list. Hearth at Prestwick was built in 2003 and is one of only two properties currently in the market that offers dedicated ALF memory care. This is the largest property in the market, and it also has the second highest occupancy level at almost 95 percent. Avon Health and Rehabilitation was built in 2008 and has a current occupancy of 92.3 percent. Sugar Grove has been absorbing at approximately 6.8 units per month, which is relatively strong and an indication that it will stabilize above the market average. Park Square Manor, which is also in Avon, is the only relatively new property that has a relatively low occupancy level (77.6 percent).

Aside from Park Square Manor, the two other weakest performing properties are Ivy Trace in Danville and Worthington House in Camby. Ivy Trace is an older property that was converted from skilled nursing to assisted living in 2004. It is located in Danville, which has seen much slower growth than Brownsburg, Avon, and Plainfield. It also is a smaller community (15 units), and it amenities are not on par with competitors in the market. Its appeal is likely strongest for Danville residents that do not want to leave the immediate area.

Worthington House is located in Camby, which is the far southeast corner of Hendricks County near its borders with Marion and Morgan Counties. Although in Hendricks County, this area is least reflective of the subject's Avon market. In comparing monthly rent to the subject and other comparable properties, Worthington House is also one of the most expensive facilities. Thus, the performance of Worthington House has minimal weight on the subject market.

As previously discussed, current market occupancy excluding Sugar Grove is 85.9 percent. The rapid absorption of Sugar Grove to date indicates that demand still exists for assisted living in the market, but the age and amenities available have an affect on the occupancy of the properties in the market. Thus, more weight is placed on the performance of the newer properties in the market. Thus, market occupancy for assisted living, prior to consideration of new supply in the pipeline, is estimated to be 87 to 92 percent.

Garden Home

Occupancy for the four garden home comparables averages 75.0 percent. However, this includes Sugar Grove, which is not yet stabilized. Excluding Sugar Grove, occupancy for the other three GH comparables is 87.5 percent. This reflects just 32 total units. The following table summarizes the current position of the subject's comparables.

Occupancy & Market Penetration of Competitive Market: GH Units

Facility	Year Built	Total Units	Occupied Units	% Fair Share	% Actual Share	% Current Occupancy	% Market Penetration
1. Club Roland Manor, Brownsburg	1986	12	10	15.0	16.7	83.3	111.1
2. Brownsburg Meadows, Brownsburg	2006/07	10	9	12.5	15.0	90.0	120.0
3. Villages of Avon	2008	10	9	12.5	15.0	90.0	120.0
4. Sugar Grove, Plainfield	2010	48	32	60.0	53.3	66.7	88.9
Total Market		**80**	**60**	**100.0**	**100.0**	**75.0**	**100.0**

Source: Survey by Terzo & Bologna, Inc. - September 2011

As stated, the market occupancy excluding Sugar Grove is 87.5 percent. But the performance of the Sugar Grove garden homes in its first 10 months open perhaps is even a more convincing indicator of the strength of this market. Prior to opening, the subject market had a total of 32 senior garden home units. Since opening in November 2010, Sugar Grove has absorbed an additional 32 units of its 48 total without significantly affecting the other three properties negatively. This indicates a strong market for senior garden homes. Thus, market occupancy for garden homes is estimated to be 88 to 93 percent.

417

New Supply

The planning and zoning departments of local municipalities were surveyed concerning potential new senior housing developments within the subject market area. This includes the Town of Brownsburg, Town of Avon, Town of Plainfield, and Town of Danville. In addition to the subject, one other market rate senior development is currently in the planning stages. According to Al Salzman with the Town of Avon Planning and Zoning Department, a senior ALF and independent living units are current being planned for construction within the southeast quadrant of Ronald Reagan Parkway and East County Road 100 North. This project has tentatively been named Reagan Crossing. This is across the street from IU West Hospital and just east of the subject. The development plan also calls for 96 independent living units. Mr. Salzman stated that the number of ALF units is still unknown, but that the developer plans to construct a two or three story building with approximately 80,000 square feet. Given the projected square footage of this improvement and typical units to gross square footage ratios, the number of ALF units at this property is estimated to be 90 units. Mr. Salzman also stated that the zoning and platting for the site are near complete. However, other data indicates that the landowner of this site has not yet found a developer and/or operator for this planned development. At this point, the development and potential timeline are considered speculative.

As part of the larger Reagan Park development, senior apartments are currently being construction immediately east of the subject site. However, these units are all going to be subsidized based on income. The subject units are all market rate, and thus these senior apartments are not seen as primary competition to the subject.

Conclusions

The subject assisted living facility has a mix of units that is supported by the market. Sufficient data was found in the market supporting the appraisers' estimate of pricing for these units. Current demand for ALF is mixed with generally the newest properties reporting the highest occupancy levels. The largest ALF property that also is one of the strongest performing properties, Hearth at Prestwick, is located in Avon. This property is also one of two ALF properties in the market that offers dedicated ALF memory care. In addition to the subject, which plans to add 78 ALF units, one other project (Reagan Crossing) is currently known to be in the planning stages. However, this project and its timing is considered speculative at this point.

Garden home properties in the subject market are relatively new type of development. Club Roland Manor in Brownsburg constructed 12 "chalet" units as part of their overall ALF in 1986. However, the more common garden home unit was not introduced into the market unit 2006 with the opening of Brownsburg Meadows (10 units). Villages of Avon added 10 garden home units in 2008, and Sugar Grove added 48 garden home units in late 2010. Occupancy levels for these units have been strong, although Sugar Grove is not yet stabilized. The absorption rate of Sugar Grove has been strong, which in turn is generally supportive of new garden home development.

418

7. DEMAND ESTIMATE & ANALYSIS

The population estimate in the market area for 2010 is 143,458 persons. Of these, 15,301 persons, or 10.7 percent of the total, are in the 65+-age cohort. Persons of age 75+ are numbered at 6,524, or 4.5 percent of the total. Persons in the age cohort of 85+ number 1,883, or 1.3 percent of the total.

The population characteristics for the years 2010 through 2015 show increases from 1.69 to 7.13 percent annually in all elderly age cohorts. The total population is projected to increase at 2.07 percent annually. In short, the projections show that the senior age cohorts are forecast to increase generally at rates above the total population overall.

The table, which follows, sets forth a comparison of the annual population change in elderly cohorts, for the 65 years of age or older.

MARKET AREA POPULATION CHARACTERISTICS: 2010 & 2015

	2000 Census	% of Total	2010 Estimate	% of Total	2015 Projection	% of Total	Increase 10-'15	% Increase 10-'15	% Annual Increase
All Age Cohorts	104,093	100%	143,458	100%	158,311	100%	14,853	10.35%	2.07%
Senior Age Cohorts									
65-74	5,598	5.38%	8,777	6.12%	11,905	7.52%	3,128	35.64%	7.13%
75-84	3,524	3.39%	4,641	3.24%	5,221	3.30%	580	12.50%	2.50%
85+	1,016	0.98%	1,883	1.31%	2,042	1.29%	159	8.44%	1.69%

Source: Site To Do Business Online

The next table sets forth the same comparison but for the responsible party cohort, which is defined as ages 45 to 64.

MARKET AREA POPULATION CHARACTERISTICS: 2010 & 2015

	2000 Census	% of Total	2010 Estimate	% of Total	2015 Projection	% of Total	Increase 10-'15	% Increase 10-'15	% Annual Increase
All Age Cohorts	104,093	100%	143,458	100%	158,311	100%	14,853	10.35%	2.07%
Responsible Party Age Cohorts									
45-54	14,782	14.20%	23,301	16.24%	23,116	14.60%	(185)	-0.79%	-0.16%
55-64	9,094	8.74%	16,806	11.71%	20,054	12.67%	3,248	19.33%	3.87%

Source: Site To Do Business

As is characteristic of the nation as a whole, the senior population in the market area is growing at a faster rate than the overall population. In 2010, for example, the percentage of persons 65 years of age or older is 10.7 percent of the total population. The forecast for 2015 shows an increase in this same cohort to 12.1 percent of the total population. This is a projected 25.3 percent increase from 2010 to 2015 compared with a projected total population increase of 10.4 percent. A decline is projected for the 45 to 54 age cohort, but this is offset but a significant increase projected for the 55 to 64 age cohort. Overall, the responsible party age cohort is projected to increase by 7.6 percent between 2010 and 2015, which is below the overall population projected increase of 10.4 percent over the same time period.

Assisted Living Demand

Based on surveys conducted by Terzo & Bologna in September 2011, 447 units of assisted living were occupied out of a supply of 557 units in the subject market area. However, this number is slightly skewed since Sugar Grove, which represents 116 of these total units, has been open since just November 1, 2010, and is not yet stabilized. Currently, 68 of its 116 units are occupied. All of the comparable properties in the market responded to occupancy inquires.

The following table reviews current demand as a percentage of different population groups. The relationship of the current demand to each population group is then applied to growth for those population groups between 2010 and 2015. The result is quantified demand increase projections.

ALF DEMAND INCREASE PROJECTIONS - MARKET AREA POPULATION GROUPS

	2010 Population	ALF Demand (Units)	Demand/ Population	2015 Population	Increase 10-'15	Demand Increase Projections (Units)
Overall Population	143,458	447	0.31%	158,311	14,853	46.3
Age 65+	15,301	447	2.92%	19,168	3,867	113.0
Age 75+	6,524	447	6.85%	7,263	739	50.6
Age 85+	1,883	447	23.74%	2,042	159	37.7
Age 45-64	40,107	447	1.11%	43,170	3,063	34.1

Source: Site To Do Business

The demand increase projections shown in this table are not cumulative but individual relationships to the respective population groups. For example, the demand increase projection indicated by the Age 75+ group is lower than the Age 65+ group due to a much lower level of projected growth for the Age 75 to 84 age cohort through 2015. The highest levels of growth are projected for the Age 65 to 74 age cohort, which is why they reflect the highest increases of demand for new units in the market.

Depending on the age group reviewed, demand for ALF units in the market area is projected to increase by 34 to 113 units between 2010 and 2015. These figures, however, may be artificially low. As discussed, Sugar Grove is included in these calculations despite the fact that it is not stabilized. In ten months, Sugar Grove has filled 68 ALF units. The surveyed properties indicated that their current occupancy levels are generally typical of the property on average. This indicates that the addition of a new property in the market has not negatively impacted competition, or at least not significantly impacted. As Sugar Grove continues towards stabilization, occupancy at other competing properties is not projected to suffer significantly, indicating that the ALF demand figure of 447 units is low. For this reason, the high end of this range is stressed. ALF demand is projected to increase between 2010 and 2015 by 110 units, or 22 units per year.

Next, a household income analysis is presented to estimate the income-qualified demand for senior rental units in the subject's market area. The analysis is presented on the following pages.

TERZO & BOLOGNA, INC.,
DEMOGRAPHIC ANALYSIS
Reagan Park
Avon, Indiana

HISTORIC AND PROJECTED POPULATION AND HOUSEHOLDS

	2000 CENSUS	2010 ESTIMATE	2015 ESTIMATE
Population	10,138	15,301	19,168
Households (HH)	6,177	9,467	11,869
Household Size *	1.64	1.62	1.61

* HH size is average excluding population in institutions or group quarters

GROWTH ANALYSIS:

	Annual	Total Period	Annual	Total Period
Period Beginning	2000	2000	2010	2010
Period Ending	2010	2010	2015	2015
Population	4.20%	50.93%	4.61%	25.27%
Households (HH)	4.36%	53.26%	4.63%	25.37%
Total Growth # HH	329	3,290	480	2,402

ANALYSIS OF HOUSEHOLDS BY ANNUAL INCOME

			2000	2010	2015
0	to	$14,999	25.4%	15.3%	11.1%
$15,000	to	$24,999	19.8%	14.1%	10.2%
$25,000	to	$34,999	16.6%	11.7%	8.5%
$35,000	to	$49,999	17.1%	16.2%	12.2%
$50,000	to	$74,999	13.4%	19.4%	22.9%
$75,000	to	$99,999	3.6%	6.6%	8.3%
$100,000	to	$149,999	2.9%	10.3%	16.6%
$150,000	and	over	1.1%	6.4%	10.2%
TOTAL					

Source: Site To Do Buisiness Online (STDBOnline)

TERZO & BOLOGNA, INC., DEMOGRAPHIC ANALYSIS

Avon, Indiana

SUBJECT-RELATED DATA

Minimum Base Rental Rate	$2,100		
Maximum Base Rental Rate	$4,200		
Percentage of Income to Housing Payment			75.0%
Income Needed to Qualify	$33,600	to	$67,200

NUMBER OF INCOME-QUALIFIED HOUSEHOLDS

2010

Lowest-Priced Unit	60.5%	x	9,467	=	5,728 Income-qualified HH
Highest-Priced Unit	29.4%	x	9,467	=	2,783 Income-qualified HH

Given the anticipated change in households and assuming income and pricing are subject to the same inflationary pressures, projections for future qualified households are as follows.

2015

Lowest-Priced Unit	60.5%	x	11,869	=	7,181 Income-qualified HH
Highest-Priced Unit	29.4%	x	11,869	=	3,489 Income-qualified HH

Assuming stabilized vacancy levels would be 10.0%, then income-qualified demand can be estimated to be between
3,092 and 6,364 for 2010.
By 2015, this should change to a range between
3,877 and 7,979
This translates into a potential demand change in this price range between
785 and 1,615
units over the 5 year term, or an annual demand of between
157 and 323 housing units.

The number of rental units in relation to total housing stock is estimated to be 14.6%.
Therefore income-qualified, potential demand for rental units is anticipated to be between
115 and 236
units over the 5 year term, or an annual demand of between
23 and 47 rental units.

422

The stabilized vacancy rate of 10 percent is based on the previous analysis of the current supply of ALF units in the market area. It does not consider the pipeline of new supply. Based on data from the Site To Do Business, households who rent over the age of 65 comprise 14.6 percent of all age-65+ households. The analysis indicates an increase in rental demand of 23 to 47 units per year. However, this includes all rental units including apartments, rented condominiums, ALFs, ILFs, garden homes, and skilled nursing facilities. ALFs comprise approximately 49.3 percent of the current rental market, thus indicating that the annual demand for properties like the subject is closer to 12 to 24 units per year.

A review of population, particularly the 65+ age cohort, to current demand for ALF units indicates an annual projected demand increase of 22 units per year, or 110 units over the next five years. This is within the range of that projected when considering annual income and household growth in the market. In addition, it is more typical for seniors to expend some of their net worth when paying for ALF care. For example, most ALF residents have sold their house, resulting in equity cash. For this reason, the high end of the range is further supported.

One other factor to consider is that the current ALF demand figure of 447 units is skewed since it includes one property that is not yet stabilized. Sugar Grove has been open less than 10 months and is currently 58.6 percent occupied. However, the absorption rate of this property is very strong (6.8 units per month), which indicates that this property will likely stabilize at or above market levels. In discussing occupancy with the other eight stabilized properties in the market, all reported that their current occupancy was generally in line with recent averages. Thus, the addition of Sugar Grove into the market does not appear to have had a significant negative affect on market occupancy. This is an indicator of pent up demand in the market.

Prior to Sugar Grove, the two newest properties in the market were Brownsburg Meadows (2006) and Avon Health & Rehabilitation (2008). Given the significant population increases in the market, for overall population and the responsible party age cohort, it is reasonable to conservatively assume a demand increase for ALF units in the market of 20 to 25 per year. According to a past survey of Hearth of Prestwick, it was stabilized by October 2005. Thus, ALF demand increased by approximately 20 to 25 units per year from 2006 to 2011. This equates to demand for 120 to 150 units. Brownsburg Meadows, Avon Health & Rehabilitation, and Sugar Grove account for 153 units. Considering a market-stabilized occupancy of 90 percent, this equates to 138 units of additional demand. Thus, it appears that demand in the market is sufficient for stabilization, and new demand would likely be captured by new properties entering the market.

Given current occupancy levels, the addition of 22 units of demand per year, or 110 units over the next five years, is supportive of new development. However, one additional ALF development is currently in the planning stages of development. This property will have approximately 90 ALF units, but the project is considered speculative at this time.

Other demand factors may be present in the market that are not factored into the growth tied to population and household increases. These are reviewed as follows.

Medicaid Waiver

When completed, the subject will be accepting some residents into studio units that are part of the Medicaid Waiver Program for the state of Indiana. This program was started as an alternative to long-term institutional care, such as skilled nursing homes. Previous to this program, Medicaid would only pay for care in such facilities. With the Medicaid Waiver Program, however, qualified people can receive Medicaid assistance with Home and Community-Based Services (HCBS) as long as the expense does not exceed the institutional expense. Assisted living facilities can qualify for the Medicaid Waiver program. People who qualify for this program are likely not factored into the current demand estimates since these people cannot afford to pay for assisted living out of pocket.

The Medicaid Waiver Program is issued by the state and is funded annually. Currently, the state has the authority to offer approximately 11,000 waivers, but just shy of 9,000 waivers are actually funded. In addition, the state has a wait list of approximately 5,700 people for the program. These totals represent all age groups, not just the 65+-age cohort. According to Susan Waschevski, Assistant Director of the Division of Aging for the State of Indiana, 47 percent of the people served through this waiver program are age 65 or older, which equates to approximately 4,230 people. Ms Waschevski stated that the number of Medicaid Waiver recipients using it for assisted living care is not tracked. However, she said that in 2009 the number was just over 700 people. She estimates that 10 percent or less of the total people on the Medicaid Waiver program currently use it for assisted living care. This indicates that the number of people statewide in the 65+-age cohort who use the Medicaid Waiver for assisted living is 900 people or less.

The subject plans to make eight of its studio ALF units available to residents that receive the Medicaid waiver program. This represents just 10.2 percent of the total number of ALF units planned for the subject. However, only one other property, Sugar Grove, currently accepts Medicaid waivers for their ALF. A review of other properties in the Indianapolis MSA indicates that occupancy for Medicaid waiver ALF units is relatively strong. Thus, it is likely that these eight units will be occupied, and that potential residents are likely not included in current demand indicators due to their inability to pay for ALF care.

Memory Care

The subject market area currently has two dedicated, licensed assisted living memory care units. These two properties are Hearth at Prestwick in Avon and Sugar Grove in Plainfield. Hearth at Prestwick is the largest ALF in the market area (132 units), is relatively new (built 2003), and has one of the strongest occupancy levels in the market (94.7%). Sugar Grove is the newest property (built 2010) and the second largest property (116 units) in the market. Because this property is so new, it is not yet stabilized. However, in its 10 months of being open it currently has 68 units occupied, which equates to an occupancy level of 58.6 percent. Although it is difficult to project exactly how this property will perform when stabilized, an absorption rate of 6.8 units per month is very strong. This relatively quick absorption rate is an indicator that the property will perform above the market average. Thus, the market indicates that have dedicated memory care in assisted living facilities is a desirable attribute for potential residents or for responsible parties. Since the subject will have dedicated ALF memory care, this represents an advantage for the subject over most of its competition in the market.

Step-Up Demand

In general, the properties in the market that have the highest occupancy rates are the newest properties in the market with market standard amenities. The subject will be the newest property in the market when completed, or at least one of the two newest properties depending on the completion date of the unnamed competing property planned near the subject. The amenities and services, including dedicated ALF memory care, are consistent with the strongest performing properties, such as Hearth at Prestwick, and Avon Health & Rehabilitation. It is likely that older properties, properties with less amenities, and properties in less desirable locations lose residents to the newer properties. It is expected that the subject will benefit from step-up demand and likely perform better than the market average. This will also help in the absorption rate for the subject.

Conclusions

The subject plans to construct an assisted living facility with 48 standard ALF units and 30 units of dedicated ALF memory care within a separate wing. One other ALF property is known to be in the planning stages, and it will be located less than one-quarter mile from the subject. The exact unit count is not yet known, but based on its size it is estimated that this property will add 90 ALF units into the market. However, it is not clear when or if this other property will be developed.

Based on current demand and projected population growth, it has been estimated that ALF demand will increase by 22 units per year for the next five years. Considering locational segmentation in the market as well as the possibility of additional new supply, it is estimated that the subject will capture 75 percent of the new demand. In addition, the subject should absorb more than just the units tied to increases in population due to its planned acceptance of Medicaid waivers, step-up demand, and availability of memory care. It is estimated that the subject will absorb an additional 10 units per year due to these factors. When the subject opens in Spring 2013, it will have 44 units of unmet demand from 2012 and 2013. If the subject captures half of this demand, this equates to 22 units. The additional 10 units of capture tied to additional factors indicate that the subject will have 43 units occupied at the end of its first year of operation. Assuming the subject continues to capture 75 percent of the 22 units of new annual demand, or 16 units, as well as the additional 10 tied to Medicaid waivers, step-up demand, and availability of memory care, the resulting absorption schedule is as follows.

- Year 1 = 43 units occupied = 55.1% occupied
- Year 2 = 69 units occupied = 88.5% occupied

Stabilized occupancy is estimated to be 70 units, so the subject ALF should lease the extra unit and thus be stabilized after the first month of Year 3 of operation, or 25 months from open (April 1, 2014).

It is difficult to quantify factors such as step-up demand, so the estimate of 10 additional units absorbed outside of the increased demand for units tied to population growth is speculative. Thus, the estimated absorption rate is compared to other ALF properties. The absorption schedule estimated for the subject is equal to 2.8 units per month. The following table summarizes the absorption rate of several ALF facilities around the state of Indiana.

ALF Historical Absorption Summary			
Property	Total Units	Months to Absorb(1)	Average Unit Absorption per Month
North Woods Commons - Kokomo, IN	92	23	3.6
Rosegate Commons - Indianapolis, IN	82	33	2.2
Rosewalk Commons - Lafayette, IN	87	7	11.1
Rosewalk at Lutherwoods - Indianapolis, IN	100	40	2.3
Greentree at West Lafayette, West Lafayette, IN	59	12	4.4
Hearth at Windermere - Fishers, IN	126	33	3.4
Autumn Glen - Greencastle, IN	52	48	1.0
Greentree at Post Road - Indianapolis, IN	58	21	2.5
Greentree at Fort Harrison - Indianapolis, IN	58	26	2.0
Park Square Manor - Avon, IN(2)	25	12	1.9
Riverwalk Commons ALF - Noblesville, IN	97	8	10.9
Meadowlakes of Mooresville - Mooresville, IN	38	12	2.8
Coventry Meadows - Fort Wayne, IN	82	11	6.7
Average			4.2

(1) Based on occupancy of 90 percent
(2) 25 unit addition to existing 51 unit facility constructed in 1999

The rate of absorption for these 13 ALF properties ranges from 1.0 to 11.1 units per month with an average of 4.2 units per month. The average is more than double what is projected for the subject; however, the market specifics of these other properties could vary significantly from the subject's market. In addition, Sugar Grove, which is the newest property in the subject market and is very similar to the subject in design and amenities, has absorbed over its first ten months at a rate of 6.8 units per month. It should be noted that Sugar Grove is not yet stabilized, and initial absorption rates can be higher on average over the initial months open due to pre-leasing activity. Nonetheless, the subject absorption estimate appears to be reasonable and supported.

Garden Home Demand

The subject market has four properties that offer senior garden home units. These four properties have a total of 80 units, 60 of which are currently occupied (75.0 percent). However, 48 of these units are part of Sugar Grove in Plainfield, which opened in November 2010 and is not yet stabilized.

The following table reviews current demand as a percentage of different population groups. The relationship of the current demand to each population group is then applied to growth for those population groups between 2010 and 2015. The result is quantified demand increase projections.

GH DEMAND INCREASE PROJECTIONS - MARKET AREA POPULATION GROUPS						
	2010 Population	GH Demand (Units)	Demand/ Population	2015 Population	Increase 10-'15	Demand Increase Projections (Units)
Overall Population	143,458	60	0.04%	158,311	14,853	6.2
Age 65+	15,301	60	0.39%	19,168	3,867	15.2
Age 75+	6,524	60	0.92%	7,263	739	6.8
Age 85+	1,883	60	3.19%	2,042	159	5.1
Age 45-64	40,107	60	0.15%	43,170	3,063	4.6

Depending on the age group reviewed, demand for GH units in the market area is projected to increase by 5 to 15 units between 2010 and 2015. The age groups with the most growth and thus the most anticipated increase in demand are the senior age cohorts. While the subject will allow any residents over the age of 62, the comparables indicate that the average garden home resident is more likely within the 75+-age cohort. That said, some garden home residents are within the 65- to 74-age cohort. Considering this data, the garden home demand is projected to increase between 2010 and 2015 by a total of 15 units, or 3 per year.

Next, a household income analysis is presented to estimate the income-qualified demand for senior rental units in the subject's market area. The analysis is presented on the following pages.

TERZO & BOLOGNA, INC.,
DEMOGRAPHIC ANALYSIS
Reagan Park
Avon, IN

HISTORIC AND PROJECTED POPULATION AND HOUSEHOLDS

	2000 CENSUS	2010 ESTIMATE	2015 ESTIMATE
Population	10,138	15,301	19,168
Households (HH)	6,177	9,467	11,869
Household Size *	1.64	1.62	1.61

* HH size is average excluding population in institutions or group quarters

GROWTH ANALYSIS:

	Annual	Total Period	Annual	Total Period
Period Beginning	2000	2000	2010	2010
Period Ending	2010	2010	2015	2015
Population	4.20%	50.93%	4.61%	25.27%
Households (HH)	4.36%	53.26%	4.63%	25.37%
Total Growth # HH	329	3,290	480	2,402

ANALYSIS OF HOUSEHOLDS BY ANNUAL INCOME

			2000	2010	2015
0	to	$14,999	25.4%	15.3%	11.1%
$15,000	to	$24,999	19.8%	14.1%	10.2%
$25,000	to	$34,999	16.6%	11.7%	8.5%
$35,000	to	$49,999	17.1%	16.2%	12.2%
$50,000	to	$74,999	13.4%	19.4%	22.9%
$75,000	to	$99,999	3.6%	6.6%	8.3%
$100,000	to	$149,999	2.9%	10.3%	16.6%
$150,000	and	over	1.1%	6.4%	10.2%
TOTAL					

Source: Site To Do Buisiness Online (STDBOnline)

TERZO & BOLOGNA, INC., DEMOGRAPHIC ANALYSIS

Avon, IN

SUBJECT-RELATED DATA

Minimum Base Rental Rate	$1,350		
Maximum Base Rental Rate	$2,150		
Percentage of Income to Housing Payment			60.0%
Income Needed to Qualify	$27,000	to	$43,000

NUMBER OF INCOME-QUALIFIED HOUSEHOLDS

2010

Lowest-Priced Unit	68.3%	x	9,467	=	6,466 Income-qualified HH
Highest-Priced Unit	50.3%	x	9,467	=	4,762 Income-qualified HH

Given the anticipated change in households and assuming income and pricing are subject to the same inflationary pressures, projections for future qualified households are as follows.

2015

Lowest-Priced Unit	68.3%	x	11,869	=	8,107 Income-qualified HH
Highest-Priced Unit	50.3%	x	11,869	=	5,970 Income-qualified HH

Assuming stabilized vacancy levels would be 10.0%, then income-qualified demand can be estimated to be between

5,291 and 7,184 for 2010.

By 2015, this should change to a range between

6,633 and 9,008

This translates into a potential demand change in this price range between

1,342 and 1,824

units over the 5 year term, or an annual demand of between

268 and 365 housing units.

The number of rental units in relation to total housing stock is estimated to be 14.6%.. Therefore income-qualified, potential demand for rental units is anticipated to be between

196 and 266

units over the 5 year term, or an annual demand of between

39 and 53 rental units.

The stabilized vacancy rate of 10 percent is based on the previous analysis of the current supply of garden home units in the market area. It does not consider the pipeline of new supply. Based on data from the Site To Do Business, households who rent over the age of 65 comprise 14.6 percent of all age-65+ households. The analysis indicates an increase in rental demand of 39 to 53 units per year. However, this includes all rental units including apartments, rented condominiums, ALFs, ILFs, garden homes, and skilled nursing facilities. Garden homes comprise approximately 6.6 percent of the current rental market, thus indicating that the annual demand for properties like the subject is closer to 3 units per year. This estimate does not include pent-up demand that may exist in the market area.

When a property type is relatively new in a market, reviewing the current demand may not accurately estimate demand. In this case, that is furthered by the fact that the largest garden home development in the market is not yet stable. For the subject market, Club Roland Manor first offered "chalets" in 1986. However, the most similar unit types to the subject's proposed garden homes are at the other three properties. The oldest are the garden homes at Brownsburg Meadows, which were completed in 2007 followed by Villages of Avon in 2008. In both cases, just 10 garden home units were constructed, and in both cases they absorbed fairly quickly. Sugar Grove was completed in 2010 and added 48 garden home units into the market. This represented a garden home increase of 150 percent for the market. Despite this high number, Sugar Grove has filled 32 of these 48 units in less than a year, and the addition of these units has not negatively impacted the other properties. This is a sign of pent up demand in the market.

Currently, Avon has only one property that offers senior garden home living. This property is Villages of Avon, and it has 10 units for rent. According to management, 9 to 10 of the units are typically occupied, and this has not changed since the addition of Sugar Grove. The subject will offer a similar product as Villages of Avon, although the subject will also offer more rental options with one-bedroom units in addition to two-bedroom units. The subject is also in a better location near a hospital and closer to many of the retail and commercial developments. No new garden home or market rate senior housing is planned or under construction in the market. All of these factors indicate a strong market for the subject garden homes.

The following table reviews the absorption rate of five other garden home properties in Indiana.

Property	Total Units	Months to Absorb(1)	Average Unit Absorption per Month
Rosewalk on Main - Carmel, IN	92	28	3.0
Covington Commons - Fort Wayne, IN	48	33	1.3
North Woods Commons - Kokomo, IN	17	15	1.0
Coventry Commons - Fort Wayne, IN	36	54	0.6
Meadowlakes of Mooresville, Mooresville, IN	38	12	2.9
Average			1.7

(1) Based on occupancy of 90 percent

The five properties indicate a range of absorption times from 0.6 to 3.0 units per month with an average of 1.7 units per month. In addition, Sugar Grove is currently absorbing at a rate of 3.2 units per month, although that rate may be skewed since it is not fully stabilized and the initial absorption includes pre-leasing activity.

Another factor to consider in the projected absorption of the subject garden homes is the current economic climate. Most of the five properties reviewed in the table opened prior to the economic downturn. In these strong economic times it was easier to sell a house and usually at a relatively strong price. Since the economic downturn, housing prices have generally dropped, and marketing periods have been extended. Many seniors that would consider moving to a senior garden home like the subject would likely need to sell their existing home prior to moving. Unlike ALF care, senior garden home living is tied more to preference than need. For this reason, an absorption rate below the average is anticipated.

Given the apparent demand in the market, the relatively low number of competitive units in Avon, and current economic condition, an absorption rate of 0.8 units per month is estimated for the subject. This equates to just fewer than 10 units absorbed per year. While this figure is higher than the demand for new units estimated based on current demand and population increases, it is much lower than the rates currently being achieved by Sugar Grove in the same market. This equates to the following absorption pattern:

GH ABSORPTION SCHEDULE		
	Units	Occupancy
Month 1	0	0.0%
Month 2	1	5.6%
Month 3	2	11.1%
Month 4	3	16.7%
Month 5	4	22.2%
Month 6	4	22.2%
Month 7	5	27.8%
Month 8	6	33.3%
Month 9	7	38.9%
Month 10	8	44.4%
Month 11	8	44.4%
Month 12	9	50.0%
Month 13	10	55.6%
Month 14	11	61.1%
Month 15	12	66.7%
Month 16	12	66.7%
Month 17	13	72.2%
Month 18	14	77.8%
Month 19	15	83.3%
Month 20	16	88.9%
Month 21	16	88.9%
Month 22	17	94.4%

With an absorption schedule of 0.8 units per month, the subject is estimated to stabilized by Month 22 of operation.

Demand Conclusions

The demand estimates presented generally indicate support for construction of the subject facility. Assisted living occupancy is average for the overall market but highest for newer properties that offer a variety of types of care. The subject plans to have dedicated memory care in its ALF, which would make it only the third property in the market to offer this service. The demand indicators are also good for senior independent living. The subject will be just the second property offering senior garden home living in Avon. For both property types, the subject's location near the IU Health West Hospital is a benefit as well.

For the ALF, demand will come from population growth in the market, pent-up demand, and step-up demand. The strongest performing properties in the subject market are generally the newest properties with amenities and services similar to what the subject will offer. Projected population growth for senior age cohort as well as the responsible party age cohort is also fueling increases in demand. Despite the fact that one other ALF property is currently being planned near the subject and the IU Health West Hospital, projected demand supports development.

For the subject garden homes, demand indicators are even stronger than those for the ALF. Occupancy for the existing and stabilized garden home properties is almost 90 percent. In addition, Sugar Grove, which was opened in November 2010, has been absorbing at a strong rate. The addition of Sugar Grove's 48 garden home units was a 150 percent increase from the previous supply in the subject market. Over the first 10 months, 32 units have been absorbed with no noted negative affect on the existing communities with garden homes. This is a good indication of pent up demand in the market. One other senior independent living property is being planned (Reagan Crossing), but whether the project occurs is speculative at this time as is the timing of such development. Thus, demand for senior garden homes is considered strong.

Based on the positive demand indicators, the subject is anticipated to be well received in the market and capture their fair share of existing and new demand in the market, resulting in a stabilized occupancy of 88 to 93 percent for both the ALF and garden home units.

8. MARKET ANALYSIS CONCLUSIONS

The subject is located in a growing market area. It is characterized by mixed-use development including residential, medical, retail, and commercial development. The area has good access to shopping, religious services, recreation, employment, and medical facilities. The subject's specific location within the market area in Avon is particularly strong given its proximity to IU Health West Hospital and Ronald Reagan Parkway.

The subject will be a new independent living (garden homes) and assisted living facility containing a total of 96 units. Within the market area, a majority of the newest ALF competitors with a similar variety of amenities and services as the proposed subject are operating at a high occupancy level, indicating good demand for the subject's mix and services. Continued significant population growth, particularly seniors, is projected for the subject market, which should drive an increase in demand. Based on the subject's unit mix, available services, and amenities, the subject is generally in-line with the developments that are performing strongest in the market.

Indicators of strong pent-up demand for senior independent-living garden homes are seen in the market. The three stabilized properties with garden home or garden home-type living options are performing well, and the addition of substantially more garden homes at Sugar Grove in Plainfield has not negatively impacted these properties. Sugar Grove has leased 32 of its 48 garden homes in just 10 months. No other new supply of garden homes are planned for the subject market except for the subject's 18 units. The subject garden home units will offer similar amenities as the existing units, which appear to be supported by the market. Despite the economic climate, it appears that the subject garden homes will be well supported by the market.

Based on these factors, it appears the subject will have a good market position as a senior development, will be readily acceptable by the market at large, and will be well supported, all over the long term.

As has been previously discussed, the proposed subject is still in the early planning stages of development. Thus, the appraisers have made several hypothetical conditions and extraordinary assumptions, which have been presented in the beginning of this report. Any changes to these conditions and assumptions could affect the conclusion made in this report.

9. CERTIFICATION OF THE APPRAISERS

I certify that, to the best of my knowledge and belief:

- the statements of fact contained in this report are true and correct.
- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.
- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- my engagement in this assignment was not contingent upon developing or reporting predetermined results.
- my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- the reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.
- I have made not a personal inspection of the property that is the subject of this report.
- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives, and is subject to review by governing State agencies.
- Steve Hurst, Jr., was instrumental in providing the research, doing the analysis, and writing the enclosed report. The signing appraiser supervised the analytical process, provided technical and analytical counseling, and performed the review for the final product.
- as of the date of this report, I have completed the continuing education program of the Appraisal Institute.
- To the best of my knowledge, neither I, nor Terzo & Bologna, Inc., have performed an appraisal, appraisal review, or consulting assignment, of the subject property within the three years prior to this assignment.

Frederick C. Terzo, MAI, CRE, FRICS
Indiana Certified General Appraiser - #CG69100042
Did Not Inspect Subject

September 28, 2011
Date

CERTIFICATION OF THE APPRAISERS

I certify that, to the best of my knowledge and belief:

- the statements of fact contained in this report are true and correct.
- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.
- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- my engagement in this assignment was not contingent upon developing or reporting predetermined results.
- my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- the reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.
- I have made a personal inspection of the property that is the subject of this report.
- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives, and is subject to review by governing State agencies.
- no one provided significant real property appraisal assistance to the person signing this certification except Frederick C. Terzo.
- as of the date of this report, I have completed the continuing education program of the Appraisal Institute.
- To the best of my knowledge, neither I, nor Terzo & Bologna, Inc., have performed an appraisal, appraisal review, or consulting assignment, of the subject property within the three years prior to this assignment.

Steve Hurst Jr.

Steve Hurst, Jr.
Indiana Certified General Appraiser - #CG40600103

September 28, 2011
Date

ANNEX

UNDERLYING ASSUMPTIONS & LIMITING CONDITIONS
RAW DEMOGRAPHIC DATA
INTRODUCTION TO TERZO & BOLOGNA, INC.
QUALIFICATIONS OF THE APPRAISERS

ASSUMPTIONS & LIMITING CONDITIONS

This report has been made with the following general assumptions:

1. No responsibility is assumed for the legal description, legal matters, or title considerations. Title to the property is assumed to be clear and marketable, and it is assumed that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or market value.

2. Unless otherwise stated, no consideration is given to liens or encumbrances against the property.

3. Responsible ownership and competent property management are assumed. An analysis of owner or management effectiveness and current or anticipated actions that will affect property operations is beyond the scope of this report.

4. The information furnished by others is assumed to be reliable. However, no warranty is given for its accuracy.

5. All engineering is assumed to be correct. The plans and other illustrative material in this report are included only to assist the reader in visualizing the property and are not intended for technical purposes.

6. It is assumed that there are no hidden or unapparent conditions of the land or of the improvements that render the property more or less valuable. No responsibility is assumed for such conditions or for arranging any engineering studies that may be required to discover them.

7. Building and site inspections that have been completed as part of the appraisal process by Terzo & Bologna, Inc. are directed to broadly determining the quality of materials and finishes so that the subject property can be compared to other properties. This report therefore makes no representations as to the engineering aspects of the site improvements and buildings or of the adequacy of structural components, or electrical, HVAC, and plumbing systems, which are assumed to be in operational order.

8. It is assumed that there is and will be full compliance with all applicable federal, state, and local environmental regulations and laws.

9. Except as noted, no evidence of hazardous material, which may or may not be present on the property, was observed upon inspection. Except as noted, Terzo & Bologna, Inc., has no knowledge of the existence of such materials on or in the property and it is assumed that the property is free of such materials. Terzo & Bologna, Inc., however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client (or any reader of this report who is contemplating some financial

commitment to the property) is urged to retain an expert in this field, if desired.

10. Except as noted, it is assumed that the property is and will be in compliance with all current applicable zoning, building use regulations, and codes.

11. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have or will be obtained or renewed for any use on which the value estimate contained in this report is based.

12. No survey of the boundaries of the property was undertaken. It is assumed that the utilization of the land and improvements will be within the boundaries or property lines of the property described and that there will be no encroachment or trespass.

13. Proposed improvements are assumed to have been completed unless otherwise stipulated. Any construction is assumed to conform to the building plans referenced in the report.

14. It is assumed that the reader or user of this report has been provided with copies of applicable building plans or underlying leases.

15. The presence of flood plain or wetland areas could affect the value of the property. It is assumed that wetland areas are not present or are minimal unless otherwise stated. Terzo & Bologna, Inc. is not qualified to detect such areas.

The report has been made with the following general limiting conditions:

1. Without the express written consent of Terzo & Bologna, Inc., neither the name of the appraiser, nor the report, nor any material contained in the report may be included in any prospectus or used in private offering memoranda, or representations in connection with the sale of securities or participation interests to the public. Terzo & Bologna, Inc. reserves the right to deny such consent.

2. Without the express written consent of Terzo & Bologna, Inc., neither the report nor any part of it may be submitted to the Securities and Exchange Commission or to any state securities regulatory agency. Terzo & Bologna, Inc. reserves the right to deny such consent.

3. Neither all nor any part of the contents of this report, especially any conclusions as to value, the identity of Terzo & Bologna, Inc., any of its staff, or any reference to the Appraisal Institute or the MAI designation, shall be quoted or disseminated to the public through advertising, public relations media, news media, sales media, or other public means of communication without the prior written consent and approval of Terzo & Bologna, Inc.,

which consent Terzo & Bologna, Inc. reserves the right to deny. Further, neither the appraiser, nor Terzo & Bologna, Inc., assumes obligation, liability or accountability to any third party.

4. This report shall be considered only in its entirety. No part of this report shall be used separately or taken out of context.

5. The value estimates provided apply to the entire property under its reported highest and best use unless stated otherwise herein. Any pro ration or division of the total into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.

6. Possession of this report, or a copy thereof, does not carry with it the right of publication.

7. Terzo & Bologna, Inc. or any of its staff, by reason of this report, is not required to give further consultation, testimony, or be in attendance in court or other hearing with reference to the property unless written contractual arrangements have been made relative to such additional employment.

8. The forecasts, projections, or operating estimates contained herein are based upon current market conditions, anticipated short-term supply and demand factors, and a continued stable economy. These market conditions and forecasts are subject to material changes because of unusual or unforeseen circumstances. The estimates and opinions within the report are not, therefore, predictions or assurances as to the achievement of a particular income or profit, or that particular events will occur or that a particular price will be offered or accepted.

9. The Americans with Disabilities Act ("ADA") became effective January 26, 1992. Terzo & Bologna, Inc. has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since Terzo & Bologna, Inc. has no direct evidence relating to this issue, it did not consider possible noncompliance with the requirements of ADA in estimating the value of the property.

10. Acceptance and/or use of this report constitutes full acceptance of the General Assumptions and Limiting Conditions as well as the Special Assumptions set forth in this report. Neither Terzo & Bologna, Inc. nor its staff assumes responsibility for any situation arising from the client's failure to become familiar with and understand these assumptions and limiting conditions.

Demographic and Income Profile - Appraisal Version

Hendricks So
Hendricks County, IN (18063)
Geography: County

Prepared by Kevin Hartman MAI

Summary	2000	2010	2015
Population	104,093	143,458	158,311
Households	37,275	53,238	59,347
Families	29,084	40,729	45,117
Average Household Size	2.71	2.62	2.60
Owner Occupied Housing Units	30,932	43,870	48,948
Renter Occupied Housing Units	6,343	9,368	10,399
Median Age	35.6	37.2	37.2
Trends: 2010 - 2015 Annual Rate	**Area**	**State**	**National**
Population	1.99%	0.47%	0.76%
Households	2.20%	0.54%	0.78%
Families	2.07%	0.39%	0.64%
Owner HHs	2.22%	0.58%	0.82%
Median Household Income	2.83%	2.51%	2.36%

	2000		2010		2015	
Households by Income	Number	Percent	Number	Percent	Number	Percent
<$15,000	2,980	8.0%	2,650	5.0%	2,189	3.7%
$15,000 - $24,999	3,032	8.1%	2,707	5.1%	2,184	3.7%
$25,000 - $34,999	3,872	10.4%	3,308	6.2%	2,701	4.6%
$35,000 - $49,999	6,400	17.1%	6,392	12.0%	4,667	7.9%
$50,000 - $74,999	9,759	26.1%	12,999	24.4%	14,324	24.1%
$75,000 - $99,999	5,739	15.4%	8,976	16.9%	9,730	16.4%
$100,000 - $149,999	4,383	11.7%	12,631	23.7%	18,370	31.0%
$150,000 - $199,999	769	2.1%	2,355	4.4%	3,538	6.0%
$200,000+	389	1.0%	1,220	2.3%	1,644	2.8%
Median Household Income	$55,073		$71,761		$82,513	
Average Household Income	$62,751		$81,780		$91,018	
Per Capita Income	$23,129		$30,712		$34,495	

	2000		2010		2015	
Population by Age	Number	Percent	Number	Percent	Number	Percent
0 - 4	7,580	7.3%	10,470	7.3%	11,379	7.2%
5 - 9	8,420	8.1%	10,438	7.3%	11,495	7.3%
10 - 14	8,204	7.9%	10,220	7.1%	11,534	7.3%
15 - 19	7,363	7.1%	10,250	7.1%	10,553	6.7%
20 - 24	4,905	4.7%	7,739	5.4%	8,591	5.4%
25 - 34	14,381	13.8%	18,054	12.6%	20,928	13.2%
35 - 44	19,226	18.5%	20,879	14.6%	21,493	13.6%
45 - 54	14,782	14.2%	23,301	16.2%	23,116	14.6%
55 - 64	9,094	8.7%	16,806	11.7%	20,054	12.7%
65 - 74	5,598	5.4%	8,777	6.1%	11,905	7.5%
75 - 84	3,524	3.4%	4,641	3.2%	5,221	3.3%
85+	1,016	1.0%	1,883	1.3%	2,042	1.3%

Data Note: Income is expressed in current dollars

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing. Esri forecasts for 2010 and 2015.

Demographic and Income Profile - Appraisal Version

Hendricks So
Hendricks County, IN (18063)
Geography: County

Prepared by Kevin Hartman MAI

Trends 2010-2015



Annual Rate (in percent)
2.8
2.6
2.4
2.2
2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Population
Households
Families
Owner HHs
Median HH Income
Area
State
USA

Population by Age



Percent
16
14
12
10
8
6
4
2
0
0-4
5-9
10-14
15-19
20-24
25-34
35-44
45-54
55-64
65-74
75-84
85+
2010
2015

2010 Household Income



$100K - $149K 23.7%
$75K $99K 16.9%
$150K - $199K 4.4%
$200K+ 2.3%
< $15K 5.0%
$15K - $24K 5.1%
$25K $34K 6.2%
$35K - $49K 12.0%
$50K - $74K 24.4%

Source: U.S. Bureau of the Census. 2000 Census of Population and Housing. Esri forecasts for 2010 and 2015.

August 26, 2011

Age 50+ Profile

Prepared by Kevin Hartman MAI

Hendricks So
Geography: County

Demographic Summary	Census 2000	2010	2015	2010-2015 Change	2010-2015 Annual Rate
Total Population	104,093	143,458	158,311	14,853	1.99%
Population 50+	26,169	43,272	51,370	8,098	3.49%
Median Age	35.6	37.2	37.2	0.0	0%
Households	37,275	53,238	59,347	6,109	2.2%
% Householders 55+	30.6	36.0	39.4	3.4	1.82%
Owner/Renter Ratio	4.9	4.7	4.7	0.0	0%
Median Home Value	$132,108	$171,344	$192,360	$21,016	2.34%
Average Home Value	$146,408	$189,632	$212,479	$22,847	2.3%
Median Household Income	$55,073	$71,761	$82,513	$10,752	2.83%
Median Household Income for Householder 55+	$36,625	$57,930	$73,669	$15,739	4.92%

Population by Age and Sex

Male Population	Census 2000		2010		2015	
	Number	% of 50+	Number	% of 50+	Number	% of 50+
Total (50+)	12,336	100.0%	20,746	0.0%	24,754	100.0%
50 - 54	3,474	28.2%	5,578	26.9%	6,039	24.4%
55 - 59	2,691	21.8%	4,705	22.7%	5,675	22.9%
60 - 64	1,851	15.0%	3,696	17.8%	4,362	17.6%
65 - 69	1,435	11.6%	2,530	12.2%	3,418	13.8%
70 - 74	1,167	9.5%	1,617	7.8%	2,265	9.2%
75 - 79	912	7.4%	1,190	5.7%	1,422	5.7%
80 - 84	515	4.2%	802	3.9%	864	3.5%
85+	291	2.4%	628	3.0%	709	2.9%

Female Population	Census 2000		2010		2015	
	Number	% of 50+	Number	% of 50+	Number	% of 50+
Total (50+)	13,833	100.0%	22,526	100.0%	26,616	100.0%
50 - 54	3,463	25.0%	5,587	24.8%	6,109	23.0%
55 - 59	2,566	18.5%	4,587	20.4%	5,567	20.9%
60 - 64	1,986	14.4%	3,818	16.9%	4,450	16.7%
65 - 69	1,561	11.3%	2,673	11.9%	3,676	13.8%
70 - 74	1,435	10.4%	1,957	8.7%	2,546	9.6%
75 - 79	1,240	9.0%	1,473	6.5%	1,758	6.6%
80 - 84	857	6.2%	1,176	5.2%	1,177	4.4%
85+	725	5.2%	1,255	5.6%	1,333	5.0%

Total Population	Census 2000		2010		2015	
	Number	% of Total Pop	Number	% of Total Pop	Number	% of Total Pop
Total (50+)	26,169	25.1%	43,272	30.2%	51,370	32.4%
50 - 54	6,937	6.7%	11,165	7.8%	12,148	7.7%
55 - 59	5,257	5.1%	9,292	6.5%	11,242	7.1%
60 - 64	3,837	3.7%	7,514	5.2%	8,812	5.6%
65 - 69	2,996	2.9%	5,203	3.6%	7,094	4.5%
70 - 74	2,602	2.5%	3,574	2.5%	4,811	3.0%
75 - 79	2,152	2.1%	2,663	1.9%	3,180	2.0%
80 - 84	1,372	1.3%	1,978	1.4%	2,041	1.3%
85+	1,016	1.0%	1,883	1.3%	2,042	1.3%
65+	10,138	9.7%	15,301	10.7%	19,168	12.1%
75+	4,540	4.4%	6,524	4.5%	7,263	4.6%

Data Note: Detail may not sum to totals due to rounding.

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing. Esri forecasts for 2010 and 2015.

444

Age 50+ Profile
Prepared by Kevin Hartman MAI

2000 Households by Income and Age of Householder 55+

	55 - 64	65 - 74	75+	Total
Total	5,125	3,471	2,706	11,302
< $15,000	532	660	910	2,102
$15,000 - $24,999	504	614	609	1,727
$25,000 - $34,999	543	565	462	1,570
$35,000 - $49,999	819	767	289	1,875
$50,000 - $74,999	1,091	553	275	1,919
$75,000 - $99,999	671	112	111	894
$100,000 - $149,999	810	139	42	991
$150,000 - $199,999	97	47	0	144
$200,000+	58	14	8	80
Median Household Income	$52,760	$33,023	$21,750	$36,625
Average Household Income	$63,503	$39,776	$29,592	$48,097

2010 Households by Income and Age of Householder 55+

	55 - 64	65 - 74	75+	Total
Total	9,681	5,463	4,004	19,148
< $15,000	545	658	792	1,995
$15,000 - $24,999	436	683	652	1,771
$25,000 - $34,999	521	546	561	1,628
$35,000 - $49,999	1,070	1,067	466	2,603
$50,000 - $74,999	1,990	1,242	592	3,824
$75,000 - $99,999	1,597	253	373	2,223
$100,000 - $149,999	2,930	657	316	3,903
$150,000 - $199,999	355	246	154	755
$200,000+	237	111	98	446
Median Household Income	$78,298	$45,902	$34,929	$57,930
Average Household Income	$85,452	$61,341	$53,929	$71,981

2015 Households by Income and Age of Householder 55+

	55 - 64	65 - 74	75+	Total
Total	11,519	7,406	4,463	23,388
< $15,000	389	615	702	1,706
$15,000 - $24,999	324	677	535	1,536
$25,000 - $34,999	416	520	484	1,420
$35,000 - $49,999	767	1,043	404	2,214
$50,000 - $74,999	2,289	1,941	773	5,003
$75,000 - $99,999	1,930	448	542	2,920
$100,000 - $149,999	4,533	1,381	595	6,509
$150,000 - $199,999	530	555	278	1,363
$200,000+	341	226	150	717
Median Household Income	$94,175	$58,114	$52,411	$73,669
Average Household Income	$96,336	$76,494	$67,847	$84,617

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing. Esri forecasts for 2010 and 2015.

445

Hendricks So
Geography: County

2010 Households by Income and Age of Householder 50+

	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	75 - 79	80 - 84	85+
Total	6,404	5,340	4,341	3,180	2,283	1,744	1,098	1,162
< $15,000	106	302	243	375	283	332	220	240
$15,000 - $24,999	120	247	189	393	290	276	187	189
$25,000 - $34,999	194	288	233	316	230	234	157	170
$35,000 - $49,999	520	588	482	620	447	218	127	121
$50,000 - $74,999	1,494	1,097	893	724	518	257	161	174
$75,000 - $99,999	1,357	872	725	148	105	161	95	117
$100,000 - $149,999	2,090	1,607	1,323	384	273	141	87	88
$150,000 - $199,999	323	201	154	148	98	71	42	41
$200,000 - $249,999	106	91	64	51	31	41	19	17
$250,000 - $499,999	90	45	33	17	7	11	3	5
$500,000+	4	2	2	4	1	2	0	0
Median HH Income	$86,952	$78,211	$78,404	$46,356	$45,284	$36,560	$33,757	$33,623
Average HH Income	$96,347	$85,606	$85,263	$62,440	$59,809	$56,515	$51,946	$51,920

Percent Distribution

	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	75 - 79	80 - 84	85+
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
< $15,000	1.7%	5.7%	5.6%	11.8%	12.4%	19.0%	20.0%	20.7%
$15,000 - $24,999	1.9%	4.6%	4.4%	12.4%	12.7%	15.8%	17.0%	16.3%
$25,000 - $34,999	3.0%	5.4%	5.4%	9.9%	10.1%	13.4%	14.3%	14.6%
$35,000 - $49,999	8.1%	11.0%	11.1%	19.5%	19.6%	12.5%	11.6%	10.4%
$50,000 - $74,999	23.3%	20.5%	20.6%	22.8%	22.7%	14.7%	14.7%	15.0%
$75,000 - $99,999	21.2%	16.3%	16.7%	4.7%	4.6%	9.2%	8.7%	10.1%
$100,000 - $149,999	32.6%	30.1%	30.5%	12.1%	12.0%	8.1%	7.9%	7.6%
$150,000 - $199,999	5.0%	3.8%	3.5%	4.7%	4.3%	4.1%	3.8%	3.5%
$200,000 - $249,999	1.7%	1.7%	1.5%	1.6%	1.4%	2.4%	1.7%	1.5%
$250,000 - $499,999	1.4%	0.8%	0.8%	0.5%	0.3%	0.6%	0.3%	0.4%
$500,000+	0.1%	0.0%	0.0%	0.1%	0.0%	0.1%	0.0%	0.0%

Data Note: Income reported for July 1, 2010 represents annual income for the preceding year, expressed in current (2008) dollars, including an adjustment for inflation. In 2000, the Census Bureau reported age by income data for incomes up to $200,000+ by ten-year age groups up to 75+ years. Esri extended age by income data to income up to $500,000+ by five-year age groups up to 85+ years.

Source: Esri forecasts for 2010 and 2015.

446

Hendricks So
Geography: County

2015 Households by Income and Age of Householder 50+

	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	75 - 79	80 - 84	85+
Total	6,978	6,420	5,099	4,328	3,078	2,068	1,125	1,270
< $15,000	66	219	170	343	272	327	173	202
$15,000 - $24,999	84	189	135	393	284	245	139	151
$25,000 - $34,999	145	234	182	299	221	216	120	148
$35,000 - $49,999	321	423	344	614	429	197	103	104
$50,000 - $74,999	1,468	1,273	1,016	1,112	829	349	200	224
$75,000 - $99,999	1,296	1,052	878	246	202	238	134	170
$100,000 - $149,999	2,893	2,528	2,005	816	565	278	152	165
$150,000 - $199,999	450	301	229	345	210	134	72	72
$200,000 - $249,999	123	120	84	100	47	55	27	24
$250,000 - $499,999	130	76	54	56	18	27	5	10
$500,000+	2	5	2	4	1	2	0	0
Median HH Income	$100,768	$94,582	$93,688	$58,758	$57,272	$52,472	$52,393	$52,331
Average HH Income	$104,935	$96,770	$95,791	$78,955	$73,034	$70,068	$66,308	$65,593

Percent Distribution

	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	75 - 79	80 - 84	85+
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
< $15,000	0.9%	3.4%	3.3%	7.9%	8.8%	15.8%	15.4%	15.9%
$15,000 - $24,999	1.2%	2.9%	2.6%	9.1%	9.2%	11.8%	12.4%	11.9%
$25,000 - $34,999	2.1%	3.6%	3.6%	6.9%	7.2%	10.4%	10.7%	11.7%
$35,000 - $49,999	4.6%	6.6%	6.7%	14.2%	13.9%	9.5%	9.2%	8.2%
$50,000 - $74,999	21.0%	19.8%	19.9%	25.7%	26.9%	16.9%	17.8%	17.6%
$75,000 - $99,999	18.6%	16.4%	17.2%	5.7%	6.6%	11.5%	11.9%	13.4%
$100,000 - $149,999	41.5%	39.4%	39.3%	18.9%	18.4%	13.4%	13.5%	13.0%
$150,000 - $199,999	6.4%	4.7%	4.5%	8.0%	6.8%	6.5%	6.4%	5.7%
$200,000 - $249,999	1.8%	1.9%	1.6%	2.3%	1.5%	2.7%	2.4%	1.9%
$250,000 - $499,999	1.9%	1.2%	1.1%	1.3%	0.6%	1.3%	0.4%	0.8%
$500,000+	0.0%	0.1%	0.0%	0.1%	0.0%	0.1%	0.0%	0.0%

Data Note: Income reported for July 1, 2015 represents annual income for the preceding year, expressed in current (2011) dollars, including an adjustment for inflation.

Source: Esri forecasts for 2010 and 2015.

447

Age 50+ Profile

Prepared by Kevin Hartman MAI

2010 Population 50+ by Race

	Number	Percent	% Pop
Total	43,272	100.0%	30.2%
White Alone	40,776	94.2%	31.1%
Black Alone	1,290	3.0%	20.8%
American Indian Alone	73	0.2%	22.0%
Asian Alone	663	1.5%	27.3%
Pacific Islander Alone	8	0.0%	17.4%
Some Other Race Alone	103	0.2%	9.0%
Two or More Races	359	0.8%	17.3%
Hispanic Origin (Any Race)	414	1.0%	11.1%

Census 2000 Group Quarters Population 65+ by Type

	Number	Percent	% Pop
Total	723	100.0%	22.5%
Institutionalized	626	86.6%	20.5%
Correctional Institutions	37	5.1%	1.5%
Nursing Homes	589	81.5%	92.2%
Other Institutions	0	0.0%	0.0%
Noninstitutionalized	97	13.4%	60.6%

Census 2000 Total Disabilities Tallied for Population 65+

	Number	Percent
Total	6,670	100.0%
Sensory Disability	1,617	24.2%
Physical Disability	2,555	38.3%
Mental Disability	637	9.6%
Self-care Disability	686	10.3%
Go-Outside-Home Disability	1,175	17.6%

Census 2000 Population 65+ by Household Type and Relationship to Householder

	Number	Percent	% Pop
Total	10,138	100.0%	9.7%
In Family Households	6,797	67.0%	7.5%
Householder	3,675	36.2%	12.6%
Spouse	2,559	25.2%	10.2%
Parent	314	3.1%	74.2%
Other Relatives	235	2.3%	0.7%
Nonrelatives	14	0.1%	1.1%
In Nonfamily Households	2,618	25.8%	26.3%
Male Householder	553	5.5%	14.4%
Living Alone	506	5.0%	17.2%
Not Living Alone	47	0.5%	5.3%
Female Householder	1,998	19.7%	45.9%
Living Alone	1,959	19.3%	50.7%
Not Living Alone	39	0.4%	8.0%
Nonrelatives	67	0.7%	3.8%
In Group Quarters	723	7.1%	22.5%
Institutionalized	626	6.2%	20.5%
Noninstitutionalized	97	1.0%	60.6%

Data Note: The base for "% Pop" is specific to the row.

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing.

448

Age 50+ Profile

Prepared by Kevin Hartman MAI

Census 2000 Households with Population 60+ by Size and Type

	Number	Percent	% Total HHs
Total	9,134	100.0%	24.5%
1 Person Households	2,922	32.0%	7.8%
2+ Person Households	6,212	68.0%	16.7%
Family	6,066	66.4%	16.3%
Nonfamily	146	1.6%	0.4%

Census 2000 Households with Population 65+ by Size and Type

	Number	Percent	% Total HHs
Total	6,844	100.0%	18.4%
1 Person Households	2,465	36.0%	6.6%
2+ Person Households	4,379	64.0%	11.7%
Family	4,281	62.6%	11.5%
Nonfamily	98	1.4%	0.3%

Census 2000 Occupied Housing Units by Age of Householder 55+

	Number	Percent	% Total HHs
Total	11,404	100.0%	30.6%
Owner Occupied HUs / Householder 55+	10,046	88.1%	27.0%
Householder Age 55-64	4,726	41.4%	12.7%
Householder Age 65-74	3,110	27.3%	8.3%
Householder Age 75-84	1,854	16.3%	5.0%
Householder Age 85+	356	3.1%	1.0%
Renter Occupied HUs / Householder 55+	1,358	11.9%	3.6%
Householder Age 55-64	452	4.0%	1.2%
Householder Age 65-74	339	3.0%	0.9%
Householder Age 75-84	414	3.6%	1.1%
Householder Age 85+	153	1.3%	0.4%

Census 2000 Households by Poverty Status and Age of Householder

	Number	Percent
Total	37,323	100.0%
Below Poverty	1,677	4.5%
Households with Income Below Poverty Level / Householder <65	1,162	3.1%
Households with Income Below Poverty Level / Householder 65+	515	1.4%
Above Poverty	35,646	95.5%
Households with Income At or Above Poverty Level / Householder <65	29,984	80.3%
Households with Income At or Above Poverty Level / Householder 65+	5,662	15.2%

Census 2000 Average Value of Specified Owner Occupied Housing Units by Householder 55+

Average Value of Specified Owner Occupied HUs / Householder 55-64	$148,983
Average Value of Specified Owner Occupied HUs / Householder 65-74	$134,434
Average Value of Specified Owner Occupied HUs / Householder 75+	$122,408

Data Note: Specified Owner-occupied Housing Units exclude houses on 10+ acres, mobile homes, units in multiunit buildings, and houses with a business or medical office.

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing.

449

Net Worth Profile

Prepared by Kevin Hartman MAI

Hendricks So

Geography: County

	Census 2000	2010	2015	2010-2015 Change	2010-2015 Annual Rate
Population	104,093	143,458	158,311	14,853	1.99%
Median Age	35.6	37.2	37.2	0.0	0%
Households	37,275	53,238	59,347	6,109	2.2%
Average Household Size	2.71	2.62	2.60	-0.02	-0.15%

2010 Households by Net Worth

	Number	Percent
Total	53,238	100.0%
<$15,000	5,864	11.0%
$15,000 - $34,999	2,647	5.0%
$35,000 - $49,999	1,722	3.2%
$50,000 - $74,999	2,922	5.5%
$75,000 - $99,999	2,818	5.3%
$100,000 - $149,999	5,637	10.6%
$150,000 - $249,999	8,673	16.3%
$250,000 - $499,999	13,197	24.8%
$500,000 - $999,999	6,368	12.0%
$1,000,000+	3,390	6.4%
Median Net Worth	$197,440	
Average Net Worth	$455,395	

2010 Net Worth by Age of Householder

	Number of Households						
	<25	25-34	35-44	45-54	55-64	65-74	75+
Total	1,823	8,365	10,915	12,987	9,681	5,463	4,004
<$15,000	972	1,596	685	713	873	566	459
$15,000 - $34,999	354	782	500	276	359	241	135
$35,000 - $49,999	118	481	408	221	290	94	110
$50,000 - $99,999	152	1,748	1,361	916	576	568	419
$100,000 - $149,999	170	1,520	1,377	1,121	567	464	418
$150,000 - $249,999	23	1,592	2,635	1,929	1,275	668	551
$250,000 - $499,999	33	568	3,143	4,669	3,103	922	759
$500,000+	1	78	806	3,142	2,638	1,940	1,153
Median Net Worth	$14,066	$82,348	$180,938	$287,743	$291,064	$271,688	$227,847
Average Net Worth	$39,105	$120,139	$287,245	$608,161	$747,517	$906,446	$615,928

Data Note: Net Worth is total household wealth minus debt, secured and unsecured. Net worth includes home equity, equity in pension plans, net equity in vehicles, IRAs and Keogh accounts, business equity, interest-earning assets and mutual fund shares, stocks, etc. Examples of secured debt include home mortgages and vehicle loans; examples of unsecured debt include credit card debt, certain bank loans, and other outstanding bills. Forecasts of net worth are based on the Survey of Consumer Finances, Federal Reserve Board. Detail may not sum to totals due to rounding.

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing. Esri forecasts for 2010 and 2015.

450

Net Worth Profile

Prepared by Kevin Hartman MAI

Indy MSA
Geography: CBSA

	Census 2000	2010	2015	2010-2015 Change	2010-2015 Annual Rate
Population	1,525,104	1,755,797	1,854,844	99,047	1.1%
Median Age	34.4	36.0	35.9	-0.1	-0.06%
Households	594,874	687,237	726,732	39,495	1.12%
Average Household Size	2.51	2.50	2.50	0	0%

2010 Households by Net Worth

	Number	Percent
Total	687,207	100.0%
<$15,000	145,353	21.2%
$15,000 - $34,999	49,574	7.2%
$35,000 - $49,999	28,984	4.2%
$50,000 - $74,999	42,460	6.2%
$75,000 - $99,999	38,820	5.6%
$100,000 - $149,999	60,602	8.8%
$150,000 - $249,999	84,181	12.2%
$250,000 - $499,999	109,557	15.9%
$500,000 - $999,999	70,287	10.2%
$1,000,000+	57,389	8.4%
Median Net Worth	$128,243	
Average Net Worth	$468,502	

2010 Net Worth by Age of Householder

	Number of Households						
	<25	25-34	35-44	45-54	55-64	65-74	75+
Total	38,528	119,610	139,136	151,573	115,357	66,005	56,998
<$15,000	28,518	42,877	26,950	18,730	12,523	7,854	7,901
$15,000 - $34,999	4,275	14,836	12,229	7,589	5,285	3,136	2,224
$35,000 - $49,999	1,229	6,944	7,233	5,773	4,477	1,497	1,831
$50,000 - $99,999	2,061	19,817	17,161	16,711	9,557	9,177	6,796
$100,000 - $149,999	1,373	12,403	14,289	12,882	7,381	6,397	5,877
$150,000 - $249,999	366	11,912	21,201	19,854	14,456	7,215	9,177
$250,000 - $499,999	620	7,578	23,037	32,652	23,358	12,243	10,069
$500,000+	86	3,243	17,036	37,382	38,320	18,486	13,123
Median Net Worth	$10,133	$38,799	$117,339	$212,703	$275,640	$210,310	$182,315
Average Net Worth	$27,216	$112,255	$290,726	$563,821	$833,578	$746,109	$518,272

Data Note: Net Worth is total household wealth minus debt, secured and unsecured. Net worth includes home equity, equity in pension plans, net equity in vehicles, IRAs and Keogh accounts, business equity, interest-earning assets and mutual fund shares, stocks, etc. Examples of secured debt include home mortgages and vehicle loans; examples of unsecured debt include credit card debt, certain bank loans, and other outstanding bills. Forecasts of net worth are based on the Survey of Consumer Finances, Federal Reserve Board. Detail may not sum to totals due to rounding.

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing. Esri forecasts for 2010 and 2015.

451

Net Worth Profile

Prepared by Kevin Hartman MAI

Indiana

Geography: State

	Census 2000	2010	2015	2010-2015 Change	2010-2015 Annual Rate
Population	6,080,485	6,479,832	6,634,107	154,275	0.47%
Median Age	35.2	37.0	37.4	0.4	0.22%
Households	2,336,306	2,521,706	2,591,132	69,426	0.54%
Average Household Size	2.53	2.49	2.49	0	0%

2010 Households by Net Worth

	Number	Percent
Total	2,521,656	100.0%
<$15,000	596,649	23.7%
$15,000 - $34,999	200,877	8.0%
$35,000 - $49,999	122,776	4.9%
$50,000 - $74,999	182,244	7.2%
$75,000 - $99,999	161,411	6.4%
$100,000 - $149,999	240,019	9.5%
$150,000 - $249,999	312,754	12.4%
$250,000 - $499,999	349,827	13.9%
$500,000 - $999,999	203,585	8.1%
$1,000,000+	151,514	6.0%
Median Net Worth	$99,410	
Average Net Worth	$368,487	

2010 Net Worth by Age of Householder

	Number of Households						
	<25	25-34	35-44	45-54	55-64	65-74	75+
Total	140,582	404,867	464,231	533,689	447,840	275,149	255,298
<$15,000	106,969	167,330	109,837	79,442	57,440	36,411	39,220
$15,000 - $34,999	14,442	56,126	49,230	30,911	24,156	14,634	11,378
$35,000 - $49,999	4,323	26,249	30,305	23,525	22,159	6,955	9,260
$50,000 - $99,999	7,535	68,346	73,171	70,628	44,007	45,760	34,208
$100,000 - $149,999	4,794	30,631	53,909	56,395	35,556	29,500	29,234
$150,000 - $249,999	1,107	31,032	59,929	82,405	65,139	32,523	40,619
$250,000 - $499,999	1,294	18,706	52,882	100,232	85,360	48,561	42,792
$500,000+	118	6,447	34,968	90,151	114,023	60,805	48,587
Median Net Worth	$9,857	$24,796	$73,004	$154,767	$202,703	$159,369	$157,145
Average Net Worth	$23,317	$84,611	$206,787	$426,242	$670,110	$615,490	$449,038

Data Note: Net Worth is total household wealth minus debt, secured and unsecured. Net worth includes home equity, equity in pension plans, net equity in vehicles, IRAs and Keogh accounts, business equity, interest-earning assets and mutual fund shares, stocks, etc. Examples of secured debt include home mortgages and vehicle loans; examples of unsecured debt include credit card debt, certain bank loans, and other outstanding bills. Forecasts of net worth are based on the Survey of Consumer Finances, Federal Reserve Board. Detail may not sum to totals due to rounding.

Source: U.S. Bureau of the Census, 2000 Census of Population and Housing. Esri forecasts for 2010 and 2015.

452

• INTRODUCTION TO TERZO & BOLOGNA, INC.

Terzo & Bologna, Inc., is a real estate consulting group with offices in Indiana and Michigan that specializes in analysis of commercial properties throughout the Midwest. The firm has a well-established reputation and is recognized for its ability to resolve complex valuation issues in an objective and impartial manner.

The primary goal of Terzo & Bologna, Inc., is to build long-term relationships by providing high quality real estate analysis that is timely and of value to its clients.

• PROBLEM SOLVING IS OUR STRENGTH

The success of any real estate analysis rests on knowledge of local markets.

No two properties are alike. Each presents its own unique challenge to analysis. Similarly, client objectives are not all alike. Some clients require analysis leading to property valuation; others require analysis directed to specific investment or disposition strategy.

The firm considers the uniqueness of each property and assignment in providing services that are responsive to the specific needs of the client. No matter how intricate the real estate problem, Terzo & Bologna, Inc., has the experience to solve it.

• STAFF APPRAISERS AND COUNSELORS

Well-educated and experienced professionals form the backbone of the firm. Staff appraisers and counselors have established backgrounds in a wide range of real estate related fields such as finance, mortgage banking, city planning, brokerage, construction management and property management. Each is involved in a continuing education program. The multiple perspectives provided by this professional diversity enhance the quality of the analysis that is provided to each client.

Services are provided in accordance with the ethics and standards established by the Appraisal Institute and the Counselors of Real Estate. Services are unbiased, knowledgeable and confidential. Professional affiliations held by individual members of the staff include:

* Appraisal Institute
* Counselors of Real Estate
* Royal Institution of Chartered Surveyors

Terzo & Bologna, Inc., has also been elected to professional membership in the National Council of Real Estate Investment Fiduciaries.

Staff members of Terzo & Bologna, Inc., are currently licensed in the following states.

Indiana
Michigan
Ohio
Alabama

Licensure in other states can be obtained at the client's request.

QUALIFICATIONS OF THE APPRAISERS

FREDERICK C. TERZO

Frederick C. Terzo, a principal of Terzo & Bologna, Inc. represents clients locally, nationally and internationally. He has provided real estate counseling and appraising services in the areas of housing, land development, commercial, industrial and new town development, since 1965.

He is an experienced real estate appraiser of investment-grade properties, has particular expertise in the areas of market and feasibility analysis, and is often retained to evaluate projects that are highly sensitive to market fluctuations. These include new projects which are timing-sensitive due to the volatility of development cycles, as well as problem properties that require in-depth research of product marketability and capture potential. He has formulated market studies for a variety of product types ranging from high-rise offices and urban-core, multi-family development to large scale suburban business park developments, land development schemes, and special purpose properties such as soccer arenas, health and fitness facilities and military bases in adaptive reuse.

His appraisal experience in FHA programs includes Section 232 for nursing and assisted living facilities as well as Section 221 (d)(4) and Section 223 (f) for multifamily properties, including Section 42 LIHTC projects. In addition, he has prepared market studies for both the 232 and 221 (d)(4) programs. He has successfully completed the HUD MAP 3rd Party Technical Training Program.

In addition to professional assignments in the U.S., he has represented clients internationally in a number of countries in Europe, the Middle East, Asia, Africa and Latin America. International real estate experience includes counseling on development at the new town scale, testing the interaction and timing of proposed land, housing, employment center and community facility development programs.

He holds a Bachelor of Architecture degree from Pratt Institute and a Master of City Planning degree from Yale University.

His professional memberships include the Appraisal Institute (designated MAI), as well as the Counselors of Real Estate (designated CRE). In addition, he has been elected as a Fellow of the Royal Institution of Chartered Surveyors (designated FRICS).

Frederick C. Terzo is currently licensed as a certified general appraiser in Indiana (#CG69100042).

Indiana Professional Licensing Agency
402 W. Washington Street, Room W072
Indianapolis, IN 46204

Frederick C. Terzo

CG69100042

has completed all requirements for licensure in Indiana as a

CERTIFIED GENERAL APPRAISER

Expiring

June 30, 2014

To check the current status and expiration date for this license, please visit http://mylicense.in.gov/eVerification

Frances L. Kelly
Executive Director
Indiana Professional Licensing Agency

STEVE HURST, JR.

Steve Hurst, Jr., is an associate at Terzo & Bologna, Inc. He started working for the firm in 2006 and has been appraising commercial real estate since 2001.

His professional work experience encompasses a variety of commercial real estate types. He has appraised retail, office, lodging, multifamily, and industrial properties in Indiana, Illinois, Kentucky, and Ohio. Some properties of note include a proposed 10-story hotel and convention center, investment-grade shopping centers, and a resort property that featured a 1,000-seat restaurant, retail space, industrial space, an existing hotel, a proposed hotel, and excess land. Hurst has also completed market rent surveys for government assisted multifamily developments and feasibility studies.

Prior to working in real estate appraisal, Hurst was a project manager for Rosemead Construction. This company specializes in tenant build-out and remodeling for neighborhood and regional shopping centers as well as enclosed mall space. His duties included project estimation, sub-contractor oversight, and liaison between subcontractors and client.

Steve Hurst graduated from Indiana University at Bloomington with a Bachelor of Arts degree in both Economics and History. He holds an Indiana Certified General Appraiser license (CG#40600103) as well as an Indiana Salesperson license (SP#30192243).

Indiana Professional Licensing Agency
402 W. Washington Street, Room W072
Indianapolis, IN 46204

Stephen J. Hurst, Jr.

CG40600103

has completed all requirements for licensure in Indiana as a

CERTIFIED GENERAL APPRAISER

Expiring

June 30, 2014

To check the current status and expiration date for this license, please visit
http://mylicense.in.gov/eVerification

Frances L. Kelly
Executive Director
Indiana Professional Licensing Agency

PART III

INDEX TO EXHIBITS

SIGNATURES

Reagan Park Senior Living, LLC has duly caused this offering statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Carmel, State of Indiana, on December 26, 2012.

REAGAN PARK SENIOR LIVING, LLC

By:______________________________
Thomas C. Smith, President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities indicated on December 26th, 2012.

____
Stephen M. Wagner, Manager

____
Michael R. Wagner, Manager

____
Gregory L. Fuller, Manager

____
Thomas C. Smith, Manager